Magnite, Inc.
1250 Broadway, 15th Floor
New York, New York 10001

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 14, 2023

The annual meeting of stockholders of Magnite, Inc. (the "Company") will be held on Wednesday, June 14, 2023, at 2:00 p.m. Eastern time, to consider and act upon the matters described below. This year's annual meeting will be a virtual meeting via live webcast on the Internet. You will be able to attend the annual meeting, view the list of our registered stockholders, vote and submit your questions during the meeting by visiting https://web.lumiagm.com/293659257 and entering the control number included on the Notice of Internet Availability or the proxy card or voting instruction form (if you received a printed copy of the proxy materials) that you receive. Beneficial owners should review the proxy materials and their voting instruction form or Notice of Internet Availability for information about how to vote in advance of and how to participate in the meeting. **You will not be able to attend the annual meeting in person.**

1. Election of three Class III directors to serve until the Company's 2026 annual meeting of stockholders and until their respective successors are duly elected and qualified.

2. Ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the current fiscal year.

3. Approval, on an advisory basis, of the compensation of the Company's named executive officers.

4. Approval of the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan.

5. Approval of the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan.

6. Transaction of such other business as may properly come before the meeting or any postponement or adjournment thereof.

Stockholders of record at the close of business on April 17, 2023 will be entitled to notice of and to vote at the meeting or any postponement or adjournment thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING ONLINE, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES, PLEASE VOTE AS PROMPTLY AS POSSIBLE. YOU ARE URGED TO SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS ELECTRONICALLY OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR, IF YOU RECEIVED A PRINTED COPY OF THE PROXY MATERIALS, ON YOUR PROXY CARD OR VOTING INSTRUCTION FORM. IF YOU REQUESTED A PRINTED COPY OF YOUR PROXY MATERIALS, YOU MAY ALSO VOTE BY MAIL BY SIGNING, DATING, AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM IN THE PRE-PAID ENVELOPE PROVIDED. VOTING NOW VIA PROXY WILL NOT LIMIT YOUR RIGHT TO CHANGE YOUR VOTE OR TO ATTEND THE ANNUAL MEETING ONLINE.

By Order of the Board of Directors,



Aaron Saltz
Chief Legal Officer

New York, New York
April 28, 2023

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements, including statements based upon or relating to our expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "anticipate," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning acquisitions by the Company, including the acquisition of SpotX, Inc. ("SpotX," and such acquisition the "SpotX Acquisition"), the acquisition of SpringServe, LLC ("SpringServe," and such acquisition the "SpringServe Acquisition"), and the merger with Telaria, Inc. ("Telaria," and such merger the "Telaria Merger"), or the anticipated benefits thereof; statements concerning potential synergies from the Company's acquisitions; statements concerning macroeconomic conditions, including inflation, supply chain issues or the occurrence of a recession, or concerns related thereto; our anticipated financial performance; key strategic objectives; industry growth rates for ad-supported connected television ("CTV") and the shift in video consumption from linear TV to CTV; anticipated benefits of new offerings, including the introduction of our new Magnite Streaming platform; the impact of our traffic shaping technology on our business; the success of the consolidation of our two CTV platforms; the effects of our cost reduction initiatives; scope and duration of client relationships; the fees we may charge in the future; business mix; sales growth; benefits from supply path optimization; the development of identity solutions; client utilization of our offerings; our competitive differentiation; our market share and leadership position in the industry; market conditions, trends, and opportunities; certain statements regarding future operational performance measures; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect our current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. Any standards of measurement and performance made in reference to our environmental, social and other sustainability plans and goals are developing and based on assumptions, and no assurance can be given that any such plan, initiative, projection, goal, commitment, expectation, or prospect can or will be achieved.

Such risks and additional factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include those described throughout our 2022 Annual Report on Form 10-K and particularly under the heading "Risk Factors." Unless required by federal securities laws, we assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Readers should carefully review this proxy statement and the documents that we have filed or will file with the SEC that disclose risks and uncertainties that may affect our business.

Magnite, Inc.
1250 Broadway, 15th Floor
New York, New York 10001

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 14, 2023

This proxy statement is provided in connection with the solicitation of proxies by the board of directors (the "board of directors" or "board") of Magnite, Inc. (the "company" or "Magnite") for use at Magnite's annual meeting of stockholders to be held on Wednesday, June 14, 2023 at 2:00 p.m. Eastern time, and at any postponement or adjournment thereof (the "Annual Meeting"). The Annual Meeting will be a virtual meeting via live webcast on the Internet. You will be able to attend the Annual Meeting, view the list of our registered stockholders, vote and submit your questions during the meeting by visiting https://web.lumiagm.com/293659257 and entering the control number included in the Notice of Internet Availability or the proxy card or voting instruction form (if you received a printed copy of the proxy materials) that you receive. Beneficial owners should review the proxy materials and their voting instruction form or Notice of Internet Availability for information about how to vote in advance of and how to participate in the Annual Meeting. **You will not be able to attend the annual meeting in person.**

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Annual Report") are available on the Internet at www.proxyvote.com. These materials are also available on our corporate website at http://investor.magnite.com/. The other information on our corporate website does not constitute part of this proxy statement and is not incorporated by reference into this document.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

You are invited to attend the Annual Meeting via live webcast, and we request that you vote on the proposals described in this proxy statement as soon as possible. You can vote your shares without attending the Annual Meeting by appointing a proxy to vote your shares as explained below. Please note that if your shares are held of record by a broker, bank or other nominee, you should contact your bank, broker or other nominee (preferably at least several days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting. See "Matters Relating to Virtual Annual Meeting" below for further instructions.

Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials, we are furnishing proxy materials to our stockholders on the Internet and mailing printed copies of the proxy materials only to a limited number of our stockholders. If you are a stockholder of record and you have received a printed copy of these proxy materials by mail, you may simply complete, sign and return your proxy card by mail or follow the instructions on your proxy card to submit your proxy via the Internet or telephone. If you hold your shares in street name, which means your shares are held of record by a broker, bank, or other nominee, you will receive instructions from your broker, bank, or other nominee on how to vote your shares. Stockholders receiving a Notice of Internet Availability of Proxy Materials by mail will generally not receive a printed copy of the proxy materials unless they specifically request a printed copy in accordance with the instructions included in the Notice of Internet Availability of Proxy Materials. The Notice of Internet Availability of Proxy Materials provides instructions as to how to (i) access and review the information contained in the proxy materials, (ii) submit voting instructions via the Internet or telephone or by mail, and (iii) request a printed copy of the proxy materials. You may also participate in and vote at the Annual Meeting by visiting the following website: https://web.lumiagm.com/293659257. See "Matters Relating to Virtual Annual Meeting" below for further instructions. Even if you plan to participate in the Annual Meeting online, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend the Annual Meeting online.

We intend to begin distributing our proxy materials to stockholders via paper copy mailing and the Notice of Internet Availability of Proxy Materials on or about April 28, 2023.

Business to be Conducted at Annual Meeting; Recommendation of Board of Directors

Each properly submitted proxy will be voted in accordance with the stockholder's instructions contained therein. If no choice is specified, properly executed proxies that have not been revoked will be voted in accordance with the recommendations of the board of directors as follows:

• FOR election of three Class III directors to serve until the Company's 2026 annual meeting of stockholders and until their respective successors are duly elected and qualified (see "Proposal 1 – Election of Directors");

• FOR ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the current fiscal year (see "Proposal 2 – Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm");

• FOR approval, on an advisory basis, of the compensation of the Company's named executive officers (see "Proposal 3 —Advisory Vote to Approve the Compensation of our Named Executive Officers");

- FOR approval of the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan (see "Proposal 4 —Approval of the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan"); and

- FOR approval of the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan (see "Proposal 5 —Approval of the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan").

As to any other business that may properly come before the Annual Meeting, the persons acting as proxies will vote, or otherwise act, in accordance with their judgment on such matter. Our board of directors does not presently know of any other business that may come before the Annual Meeting.

The Company will pay all costs of proxy solicitation. In addition to solicitations by mail, our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews, and we reserve the right to retain outside agencies for the purpose of soliciting proxies. Brokers, custodians, and fiduciaries will be requested to forward proxy soliciting materials to the owners of stock held in their names and, as required by law, we will reimburse them for their out-of-pocket expenses in this regard.

Matters Relating to Virtual Annual Meeting

Our board of directors believes that hosting a virtual Annual Meeting is in our best interest and the best interest of our stockholders and enables increased stockholder attendance and participation. Our board of directors has determined that hosting a virtual annual meeting of stockholders will provide expanded access, improved communication, and cost savings. Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. We intend that the virtual meeting format will provide stockholders a similar level of transparency to the traditional in-person meeting format and we take steps to ensure such an experience. Our stockholders will be afforded the same opportunities to participate at the virtual Annual Meeting as they would at an in-person annual meeting of stockholders.

The live audio webcast of the Annual Meeting will begin promptly at 2:00 p.m. Eastern time. Online access to the audio webcast will open 15 minutes prior to the start of the Annual Meeting to allow time for you to login and test your internet-connected device's audio system. We encourage you to access the meeting in advance of the designated time. We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log in page.

If you want to participate in and vote at the Annual Meeting, you will need will need the control number included on your Notice of Internet Availability of Proxy Materials or your proxy card or voting instruction form (if you received a printed copy of the proxy materials) or included in the email to you if you received the proxy materials by email in order to be able to vote your shares or submit questions during the Annual Meeting.

In addition, if you hold your shares in "street name" through an intermediary, such as a bank, broker or other nominee, in order to participate in and vote at the Annual Meeting you must first obtain, in advance, from your bank, broker or other nominee, a legal proxy reflecting the number of shares of the Company's common stock that you held as of the record date, your name and email address, unless you previously obtained a legal proxy from your bank, broker or other nominee. You must then submit a request for registration to AST by email to proxy@astfinancial.com. Requests for registration must be labeled as "Legal Proxy" and be received by AST no later than 5:00 p.m. Eastern Time on May 26, 2023. Obtaining a legal proxy may take several days, or longer, and stockholders are advised to register as far in advance as possible. Proxy holders registered with AST will receive a control number and may access the Annual Meeting as described in the paragraph above for stockholders of record.

Our virtual Annual Meeting allows stockholders to submit questions and comments before and during the Annual Meeting. Stockholders who have accessed the Annual Meeting with a control number may submit questions during the Annual Meeting that are pertinent to the Company and the items being brought before a vote at the Annual Meeting, as time permits and in accordance with our rules of procedure for the Annual Meeting. If you wish to submit a question, you may do so when you are logged into the virtual meeting platform with your control number by typing your question in the designated spot on the dashboard and clicking "Submit." After the Annual Meeting, we will spend up to 15 minutes answering stockholder questions that comply with the rules of conduct for the Annual Meeting, which will be posted on the virtual meeting web portal. To the extent time doesn't allow us to answer all of the appropriately submitted questions, we will answer them in writing on our investor relations website at http://investor.magnite.com/ soon after the meeting. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Voting and Quorum Requirements

On April 17, 2023, the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting, there were outstanding and entitled to vote an aggregate of 135,513,598 shares of our common stock, constituting all of our voting stock. Holders of our common stock are entitled to one vote per share. The holders of a majority of the shares of our common stock outstanding on the record date and entitled to vote at the Annual Meeting, present via live webcast or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any adjournments and postponements thereof. Shares of our common stock represented via live webcast or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present at the Annual Meeting.

You may vote FOR, AGAINST or ABSTAIN with respect to each director nominee (Proposal 1), ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the current fiscal year (Proposal 2), approval of the compensation of the Company's named executive officers (Proposal 3), approval of the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan (Proposal 4), and approval of the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan (Proposal 5).

This is an uncontested election and our bylaws provide that a director nominee will be elected in an uncontested election only if the number of votes cast FOR the nominee's election exceeds the number of votes cast AGAINST the nominee's election, assuming a quorum is present. For the election of directors, shares of our common stock voted ABSTAIN and broker non-votes are not counted as votes cast and, therefore, will not be counted in determining the outcome of a director nominee's election, but will count for purposes of determining whether a quorum is present.

The affirmative vote of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote on the matter, assuming a quorum is present, is required to (i) ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the current fiscal year (Proposal 2), (ii) approve, on an advisory basis, the compensation of the Company's named executive officers (Proposal 3), (iii) approve the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan (Proposal 4), and (iv) approve the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan (Proposal 5).

For each of Proposals 2, 3, 4, and 5, abstentions are considered shares present and entitled to vote on such matter. For each of Proposals 2, 3, 4, and 5, abstentions will have the same effect as votes AGAINST the matter.

Votes during the Annual Meeting will be tabulated by a representative of American Stock Transfer and Trust Company, who will serve as the Inspector of Elections. Our intention is to announce the preliminary voting results at the Annual Meeting and to publish the final results within four business days after the Annual Meeting on a Form 8-K to be filed with the SEC and which we will make available on our website at http://investor.magnite.com/.

Broker Discretionary Voting

If you hold your shares in street name through a bank, broker, or other nominee, you should follow the instructions that you receive from your bank, broker, or other nominee regarding steps to take to instruct your bank, broker, or other nominee how to vote your shares. If you do not provide voting instructions to your bank, broker, or other nominee, under certain securities exchange rules, the organization that holds your shares is not permitted to vote on certain matters, including the election of directors, and may determine not to vote your shares at all. In order to ensure that your shares are voted on all matters presented at the annual meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the annual meeting.

If you do not provide voting instructions and the organization that holds your shares elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the organization does not vote. Abstentions occur when you provide voting instructions but instruct the organization that holds your shares to abstain from voting on a particular matter.

Broker non-votes will not be counted as votes cast with respect to the election of directors (Proposal 1) and, therefore, will not be counted in determining the outcome of a director nominee's election. For ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the current fiscal year (Proposal 2), approval, on an advisory basis, of the compensation of the Company's named executive officers (Proposal 3), approval of the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan (Proposal 4), and the approval of the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan (Proposal 5), broker non-votes, if any, will not be counted in determining the outcome of those items.

Deadline for Voting Before the Annual Meeting

If you are a stockholder of record, your proxy must be received by telephone or the Internet by 11:59 p.m. Eastern Time on June 13, 2023 in order for your shares to be voted at the Annual Meeting. If you are a stockholder of record and you received a printed set of proxy materials, you also have the option of completing, signing, dating and returning the proxy card enclosed with the proxy materials before the Annual Meeting in order for your shares to be voted at the meeting. If you are a beneficial owner of shares of our common stock, please comply with the deadlines included in the voting instructions provided by the bank, broker or other nominee that holds your shares.

Changing or Revoking Your Vote

If you are a stockholder of record you may revoke a previously submitted proxy by (i) delivering a subsequently dated written revocation to our Secretary, (ii) providing subsequent Internet or telephone voting instructions, or (iii) delivering a subsequently dated proxy to our Secretary, in each case, by 11:59 p.m. Eastern Time on June 13, 2023. You may also revoke your proxy by voting during the Annual Meeting. If your shares are held through a bank or broker (i.e., in street name), you must contact your broker, bank or other nominee to find out how to change or revoke your voting instructions. Attendance at the Annual Meeting will not cause your previously executed proxy to be revoked unless you vote during the Annual Meeting or specifically request such revocation. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

Householding of Proxy Materials

Some banks, brokers, and other nominee record holders may participate in the practice of "householding" proxy materials. This means that only one copy of our proxy materials or the Notice of Internet Availability of Proxy Materials, as applicable, may have been sent to multiple stockholders in your household unless such stockholders have notified us of their desire to receive multiple copies of our proxy materials. We will promptly deliver a separate Notice of Internet Availability of Proxy Materials and, if applicable, a separate proxy statement and Annual Report, to you if you contact us by mail at Magnite, Inc., 1250 Broadway, 15th Floor, New York, New York 10001, Attention: Corporate Secretary or by telephone at (212) 243-2769. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or phone number.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our board of directors is classified into three classes (designated Class I, Class II and Class III), with members of each class holding office for staggered three-year terms. There are currently four Class III directors, whose terms expire at the Annual Meeting; four Class I directors, whose terms expire at the 2024 annual meeting of stockholders, and three Class II directors, whose terms expire at the 2025 annual meeting of stockholders; and, in all cases subject to the election and qualification of their respective successors and to their earlier death, resignation or removal. Proxies cannot be voted for a greater number of persons than the nominees named.

On March 21, 2022, our board of directors approved the expansion of the board from nine to eleven directors, with one newly created directorship being allocated to Class I and one newly created directorship being allocated to Class III. Diane Yu was appointed to fill the Class I vacancy and David Pearson was appointed to fill the Class III vacancy. On April 21, 2022, Mr. Pearson was appointed as the audit committee chair, replacing Lisa L. Troe, who served as audit committee chair for eight years and continues to serve on the audit committee.

On April 25, 2023, Lisa L. Troe, being the first independent and longest serving director at nine years, informed the board of directors that she does not intend to stand for re-election at the Annual Meeting, in the interest of director rotation best practice. She will continue to serve as a director of the Company until the Annual Meeting. The board has determined that at such time, the size of the board will be reduced to ten members.

Our process for nominating director candidates is described below under the caption "Director Candidate Nominating Procedures." Our board of directors, upon the recommendation of the board's nominating and governance committee, nominated each of Paul Caine, Doug Knopper, and David Pearson to stand for election as Class III directors at the Annual Meeting. Each nominee has indicated his willingness to serve if elected, but if he is unable or unwilling for good cause to serve, proxies may be voted for a substitute nominee designated by our board of directors or our board of directors may determine to further reduce the size of the board. Each nominee, if elected, will hold office until the 2026 annual meeting of stockholders, subject to the election and qualification of his respective successor and to his earlier death, resignation or removal. Mr. Pearson was first recommended to the nominating and governance committee through an external recruiting firm, which was engaged by the Company to assist in identifying potential board candidates.

The table below lists the ten directors expected to continue in service following the Annual Meeting and their committee assignments. A summary of the background for each nominee and continuing director is set forth after the table. These background summaries include the specific experience, qualifications, attributes, and/or skills that, together with the general characteristics and qualifications described below under the caption "Director Candidate Nominating Procedures," contributed to our board's conclusion that the person should serve as a director of the Company.

Name	Age[1]	Position	Audit	Compensation	Nominating and Governance	Member Since
Paul Caine	58	Chairman of the Board				April 2020
Michael G. Barrett	61	CEO and Director				March 2017
Robert J. Frankenberg	75	Lead Director		X		April 2014
Sarah P. Harden	51	Director		X		July 2019
Doug Knopper	62	Director		Chair	X	April 2020
Rachel Lam	55	Director	X		X	April 2020
David Pearson	57	Director	Chair			March 2022
James Rossman	57	Director	X	X		April 2020
Robert F. Spillane	72	Director	X		Chair	April 2014
Diane Yu	49	Director				March 2022

(1) As of April 17, 2023

Director Nominees – Class III

Paul Caine has been a member and Chairman of our board of directors since April 2020. He previously served as the non-executive Chairman of Telaria from January 1, 2020 until April 2020 and as a member of Telaria's board of directors from June 2014 until April 2020. He served as Telaria's executive Chairman from July 2017 to December 31, 2019 and Telaria's Interim Chief Executive Officer from February 2017 to July 2017 and as the non-executive Chairman of the Board from July 2016 to February 2017. Mr. Caine has served as President, IMG Events, since August 2022, and On Location at Endeavor Group Holdings, Inc. since January 2020. Mr. Caine served as the Chairman and Executive Director of the Board of Engine Group, a global marketing company, from January 2018 to February 2023, and as CEO and Founder of PC Ventures, LLC, an investment and advisory firm, since August 2017. Mr. Caine served as the Chief Global Revenue Officer for Bloomberg Media from June 2014 to July 2016. From April 2013 to January 2014 he served as Chief Executive Officer and a member of the board of directors of WestwoodOne, Inc., the largest independent national audio media company in the U.S. From 1989 to 2013, Mr. Caine served in various capacities at Time Inc., including Executive Vice President, Chief Revenue Officer and Group President Time Inc. from January 2011 until April 2013, Executive Vice President, President and Group Publisher, Style and Entertainment Group from January 2010 to January 2011, and President, Style and Entertainment Group from January 2008 to January 2010. From 2007 to 2011, Mr. Caine served on the board of directors of Nexcen Brands, Inc., a strategic brand management company with a focus on retail franchising, where he served as a member of the audit and governance committees. Mr. Caine and his wife are Co-Founders of the Griffin Cares Foundation. Mr. Caine received a B.A. in Telecommunications with a minor in Business from Indiana University. Mr. Caine brings to the board expertise in branding and multi-media advertising sales and marketing, as well extensive experience serving on the boards of directors of public and private companies.

Doug Knopper has been a member of our board of directors since April 2020. He previously served as a member of Telaria's board of directors from October 2018 until April 2020. Mr. Knopper is the Co-Founder of FreeWheel Media, Inc. and served as its Co-Chief Executive Officer from February 2007 to September 2017. FreeWheel, which was acquired by Comcast in 2014, provides a technology platform for the management and monetization of digital television advertising. Prior to founding FreeWheel, Mr. Knopper served as the Chief Executive Officer of BitPass Inc. from 2005 to 2007 and as Senior Vice President/General Manager of DoubleClick Inc. from 2000 to 2005. Mr. Knopper received a B.A. from the University of Michigan and an M.B.A from Georgetown University. Mr. Knopper brings to the board deep expertise and business relationships in digital video advertising and CTV, as well as experience founding, building and leading advertising technology companies.

David Pearson has been a member of our board of directors since March 2022. He has served on the board of directors of Lee Enterprises Inc., a public media company listed on Nasdaq, since February 2020, and is also a member of Lee's audit committee. He has also served on the board of directors of Potbelly Corporation, a Nasdaq listed company, since April 2022, where he is the chair of the audit committee. Mr. Pearson was Chief Financial Officer of Vonage Holdings Corp., a public cloud technology company, from May 2013 until August 2020. Before Mr. Pearson joined Vonage, he spent over nine years with Deutsche Bank Securities as a Managing Director and Global Media & Telecom Group Head. Prior to joining Deutsche Bank, Mr. Pearson served in various roles at Goldman, Sachs & Co. in the Technology, Media & Telecommunications practice for over nine years, including as Managing Director from 2002 to 2003. Mr. Pearson started his career at Coopers & Lybrand and holds a M.B.A. from Harvard Business School and an A.B. in Political Science and Organizational Behavior from Brown University. Mr. Pearson brings to the board an expertise in capital markets, mergers and acquisitions and public company accounting, controls and financial reporting, as well as significant operational experience as a public company executive.

Incumbent Directors – Class I

Robert J. Frankenberg joined our board of directors in connection with our initial public offering in April 2014. Mr. Frankenberg has owned NetVentures, a management consulting and investment firm focused on the high-tech industry, since 1996. He served on the board of directors of public company Nuance Communications from March 2000 to June 2018. He previously served as a member of the boards of directors of public companies Polycom from October 2013 to September 2016, Wave Systems from December 2011 to June 2015 and National Semiconductor from 1999 until October 2011. He also serves on the boards of the Sundance Institute and SnowGhost. Prior to its sale in 2004, Mr. Frankenberg chaired Kinzan, a leading provider of Internet services platforms. Mr. Frankenberg was the chairman, president, and CEO of Encanto Networks from June 1997 to July 2000 when the company's major business was sold to Avaya. Encanto was a leading provider of eBusiness software and services to small businesses. From April 1994 to August 1996, Mr. Frankenberg was the Chairman/CEO of Novell, a networking software company. Prior to Novell, Mr. Frankenberg was the Vice President and Group General Manager of Hewlett-Packard's Personal Information Products Group, responsible for HP's personal computer, server, networking, office software, calculator, and consumer product lines. Mr. Frankenberg joined Hewlett-Packard in 1969 as a manufacturing technician, later became a design engineer, software designer, project manager, engineering and marketing executive, and general manager. He became a corporate vice president in 1990 and general manager of the Personal Information Products Group in 1991. He served in the US Air Force from 1965 to 1969. Mr. Frankenberg previously served on various other boards, including for America On Line (AOL), and holds several computer design patents. He brings to the board a deep knowledge of software, computer networks and systems, business operations, the technology industry, and public company governance and board service.

Sarah P. Harden has been a member of our board of directors since July 2019. Ms. Harden brings more than two decades of experience in digital media, entertainment and direct-to-consumer video to the Company's Board. Since January 2018, Ms. Harden has served as the Chief Executive Officer of Reese Witherspoon's media company Hello Sunshine, which was acquired by Blackstone in August 2021. Prior to that, Ms. Harden held executive-level positions at Otter Media/The Chernin Group from 2013 to 2018, including President and Executive Vice President. Ms. Harden previously served as board member of privately held ESPN-Star Sports, Star China Media and The Moby Group and as a board director overseeing successful acquisitions and exits of private portfolio companies including Crunchyroll, Fullscreen, Roosterteeth, McBeard, and Stagebloc. Ms. Harden received her MBA from Harvard Business School and graduated with honors with a B.A. in international relations from The University of Melbourne. Ms. Harden brings to the board extensive experience leading and growing digital video, media and entertainment companies.

James Rossman has been a member of our board of directors since April 2020. He previously served as a member of Telaria's board from January 2011 until April 2020, and served as Chairman of Telaria's board from August 2012 to May 2013. Mr. Rossman currently serves as an Operating Partner at Silver Lake, a global private equity firm focused on investments in technology, technology-enabled and related industries. From November 2012 to April 2018, he served as Special Advisor to General Atlantic, a global growth equity firm. From April 2009 to June 2012, he served in various roles at AKQA Inc., a digital services company, including President and Chief Operating Officer. From April 2001 to March 2009, Mr. Rossman served in several roles at Digitas, Inc., an integrated advertising agency and a member of the Publicis Groupe, S.A. (as of 2007), including as Chief Operating Officer. Mr. Rossman received a B.A. in economics from Trinity College and an M.M.M. from the Kellogg School of Management at Northwestern University. Mr. Rossman brings significant experience in operating and managing media agencies and advertising technology companies.

Diane Yu has been a member of our board of directors since March 2022. She is currently the co-founder and CEO of TidalWave Tech Inc., a loan origination platform facilitated by GPT powered chatbot. She served as the Chief Technology Officer of Better Holdco, Inc., which operates Better.com, an online platform for mortgage origination and related services, from January 2021 to April 2022, and she currently serves as an advisor to Better. Ms. Yu is the Co-Founder of FreeWheel Media, Inc., which provides a technology platform for the management and monetization of digital television advertising, and served as its Chief Technology Officer from 2007 to 2014, when FreeWheel was acquired by Comcast. Following the sale, Ms. Yu served as Chief Technology Officer of Comcast's Advanced Advertising Division. Prior to co-founding FreeWheel, Ms. Yu spent over nine years at DoubleClick, where she served as the Vice President of engineering from 2005 until 2007. She received her Bachelor's degree from Peking University in 1995 and a Master's degree in Mathematics from the University of Ohio in 1998. Ms. Yu brings to the board extensive experience building, leading and scaling engineering teams for large digital advertising technology companies.

Incumbent Directors – Class II

Michael G. Barrett has been a member of our board of directors and has served as our Chief Executive Officer since March 2017. Mr. Barrett has also served as our President since March 2017, except for the period from April 2020 to June 2020. Mr. Barrett previously served as the President of Ichabod Farm Ventures LLC, an investment company that he founded. From January 2014 to December 2015, he served as President and Chief Executive Officer of Millennial Media, Inc. From July 2012 to December 2012, Mr. Barrett served as Global Chief Revenue Officer and Executive Vice President at Yahoo! Inc. Prior to Yahoo!, from January 2012 to July 2012, Mr. Barrett served as Director at Google Inc., where he led the integration efforts following Google's acquisition of AdMeld Inc., a global supply side platform solution for premium publishers. Mr. Barrett previously served as Chief Executive Officer at AdMeld from November 2008 to December 2011. Mr. Barrett also held senior positions at AOL, Fox Interactive Media and Disney Online. Mr. Barrett served on the board of directors of Media Math, a demand-side platform, from January 2013 to April 2020. Mr. Barrett brings to the board extensive experience in digital advertising and advertising technology, as well as significant executive management expertise.

Rachel Lam has been a member of our board of directors since April 2020. She previously served as a member of Telaria's board since May 2013. Ms. Lam is the Co-Founder and Managing Partner of Imagination Capital, an early stage venture capital firm founded in 2017. She has served on the board of Porch Group, Inc., a Nasdaq listed company that provides software and services to home service companies, since August 2021, where she is also the chair of the nominating and governance committee, and on the board of Innovid, Inc., a NYSE listed company that operates a leading CTV advertising delivery and measurement platform, since December 2021. From 2003 to 2017, Ms. Lam served as Group Managing Director of the Time Warner Investments Group, the strategic investing arm of Time Warner Inc. She managed Time Warner's investments in numerous digital media companies, and served on the board of directors of privately held Maker Studios and Bluefin Labs prior to their sales to the Walt Disney Company and Twitter, respectively. Ms. Lam received a B.S. in industrial engineering and operations research from U.C. Berkeley and an M.B.A. from Harvard Business School. Ms. Lam brings to the board extensive experience investing in early and late stage digital media and technology companies, as well experience in banking and mergers and acquisitions.

Robert F. Spillane joined our board of directors in connection with our initial public offering in April 2014. From 1998 to 2017, Mr. Spillane was a Managing Principal at DigaComm, L.L.C., a private investment firm that leads early-stage venture capital transactions, primarily involving companies in technology and digital media. Mr. Spillane was formerly a Principal and President and CEO of the investment group DM Holdings, Inc., which was formed in 1991 to acquire Donnelley Marketing, Inc. from The Dun and Bradstreet Corporation. Donnelley Marketing was a leading direct marketing and information services company. Mr. Spillane served as President and CEO, and on the board of directors of Donnelley Marketing, Inc. Prior to joining DM Holdings, Mr. Spillane was the Executive Vice President of Diamandis Communications, Inc., then a leading consumer magazine publisher, formed in 1987 in a leveraged buyout of CBS Magazines from CBS Inc., and also served as a member of the Diamandis board of directors from 1987 to 1990. Prior to Diamandis, Mr. Spillane held various executive positions with CBS, Inc., including Senior Vice President Group Publisher, Vice President of Circulation, Vice President General Manager of the CBS Special Interest Magazine Group, and Vice President Sales and Marketing of Fawcett Books. His ten-year career at CBS culminated in service from 1985 to 1987 as Senior Vice President, Publishing of CBS Magazines. In that capacity, he was directly responsible for 10 magazines. From 1972 to 1977, Mr. Spillane held various positions with Chesebrough Ponds, Inc. Mr. Spillane also served on the board of directors of TVSM, Inc., a private media company, from 1992-1998. Mr. Spillane brings to the board expertise in the publishing and advertising businesses, as well as significant experience with operations and mergers and acquisitions.

Vote Required for Election of Directors

Our bylaws provide that, in an uncontested election, each director nominee must receive a majority of votes cast in order to be elected to our board of directors. A "majority of votes cast" means the number of shares voted FOR a director nominee exceeds the number of shares voted AGAINST that director nominee. Each of our director nominees currently serves on the board. If a nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the board as a "holdover director." Our Corporate Governance Guidelines provide that each incumbent director nominee who is not re-elected is expected to submit to the board his or her resignation from our board of directors and all committees thereof. The nominating and governance committee, composed entirely of independent directors, will evaluate and make a recommendation to the board with respect to any submitted resignation and the board must decide whether to accept or reject the resignation, or to take other action, within 90 days following certification of the stockholder vote. No director may participate in the nominating and governance committee or the board's consideration of his or her own resignation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF PAUL CAINE, DOUG KNOPPER, AND DAVID PEARSON AS CLASS III DIRECTORS.

PROPOSAL 2 — RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP
AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the year ending December 31, 2023, and has further directed that management submit the selection of Deloitte as our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Deloitte has served as our independent registered public accounting firm since 2018. Although stockholder approval of the selection of Deloitte is not required by law, our board of directors believes it is advisable as a matter of good corporate governance to give stockholders an opportunity to ratify this selection. If this proposal is not ratified at the Annual Meeting, the audit committee may (but will not be required to) reconsider its selection of Deloitte. Even if the selection is ratified, the audit committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be appropriate.

Representatives of Deloitte are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Registered Public Accounting Firm Fees

The aggregate fees billed for audit and other services provided in the last two fiscal years by Deloitte are as follows:

Fee Category	2022	2021
Audit Fees[1]	$3,101,000	$3,136,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees[2]	3,790	3,790
Total	$3,104,790	$3,139,790

(1)   Audit Fees cover professional services rendered for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q, and services normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)   All Other Fees in 2021 and 2022 related to license fees for accounting research software.

Pre-Approval Policy and Procedures

The audit committee has adopted policies and procedures relating to the pre-approval of all audit and non-audit services that are to be provided by our independent registered public accounting firm. The audit committee will not approve non-audit services that the independent registered public accounting firm is not permitted to perform under the rules of the SEC and Public Company Accounting Oversight Board.

On an annual basis, the independent registered public accounting firm will propose to the audit committee an audit plan and engagement letter describing the services the auditor expects to provide and related fees. The final engagement letter and fees agreed by the Company acting pursuant to the direction of the audit committee, and all of the services covered by the final engagement letter, will be considered pre-approved by the audit committee.

The audit committee or the Chair of the audit committee acting by delegated authority will approve, if necessary, any changes in terms, conditions and fees under the engagement letter resulting from changes in the audit scope, company structure or other matters.

The audit committee has delegated to the Chair of the audit committee the authority to approve on a case-by-case basis any audit or non-audit services, in amounts up to $200,000 (1) per engagement, (2) per additional category of services, or (3) in excess of pre-approved amounts for the specified service. The Chair then reports any services so approved to the audit committee at its next regularly scheduled meeting.

All services rendered for fiscal 2022 and fiscal 2021 were pre-approved by the audit committee in accordance with the audit committee's pre-approval policies and procedures described above.

Vote Required for Ratification of the Selection of our Independent Registered Public Accounting Firm

Ratification of the selection of our independent registered public accounting firm requires the affirmative vote of a majority of the shares represented at the Annual Meeting, either in person or by proxy, and entitled to vote on the proposal. Abstentions will be considered as a vote "AGAINST" this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3 — ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and Section 14A of the Exchange Act of 1934, as amended (the "Exchange Act"), the Company's stockholders are entitled to vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement in accordance with SEC rules.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in this proxy statement. The compensation of the Company's named executive officers subject to the vote is disclosed in the executive compensation tables and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, the Company believes that its compensation policies and decisions are focused on motivating employees through performance-based variable compensation while ensuring that executives are strongly aligned with the creation of long-term value for stockholders. Compensation of the Company's named executive officers is designed to enable the Company to attract and retain talented and experienced executives to successfully lead the Company in a competitive environment.

Accordingly, the board of directors is asking the stockholders to indicate their support for the compensation of the Company's named executive officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby APPROVED."

Because the vote is advisory, it is not binding on the board of directors or the Company. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the board of directors and, accordingly, the board of directors and the compensation committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements. The board of directors has adopted a policy of providing for annual advisory votes to approve executive compensation. Unless the board of directors modifies its policy on the frequency of holding such advisory votes, the next such advisory vote will occur in 2024.

Vote Required for Approval, on an Advisory Basis, of the Compensation of our Named Executive Officers

Approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the shares represented at the Annual Meeting, either in person or by proxy, and entitled to vote on the proposal. Abstentions will have the effect of a vote "AGAINST" this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

PROPOSAL 4 — APPROVAL OF THE MAGNITE, INC. AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN

Executive Summary

In order to continue to provide eligible employees, officers, non-employee directors, and consultants of Magnite, Inc. (the "Company") and its affiliates with equity-based incentives, on April 20, 2023, the Board of Directors of the Company (the "Board") approved, subject to stockholder approval, the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan (the "Plan"). The Board is submitting the Plan to the stockholders for their approval at the Annual Meeting.

The 2014 Equity Incentive Plan originally became effective as of April 1, 2014 (the "Original Plan"). Per the terms of the Original Plan, grants of equity awards may not be made on or after the 10 year anniversary of the board adoption date of the Original Plan, or November 14, 2023. As of April 20, 2023, an aggregate of 14,443,871 shares of common stock remained available for new grants under the Original Plan for the grant of equity-based incentives, including 2,119,368 shares that were added to the Original Plan from the shares remaining available under the Telaria, Inc. 2013 Equity Incentive Plan, as amended, in connection with the Telaria Merger (the "Telaria Shares"). In accordance with applicable Nasdaq listing standards, the Telaria Shares added to the Original Plan are currently only available for grant under the Original Plan to pre-existing Telaria employees or individuals hired following the Telaria Merger (the "Telaria Share Restrictions"). The Company believes a compensation policy that includes a balanced mix of cash and equity is the most effective way to attract and retain talented employees whose interests are aligned with stockholders. If the Plan is approved by our stockholders, the aggregate maximum number of shares of common stock that may be issued pursuant to stock awards will increase by 8,056,129 shares of common stock (the "Additional Shares"). Assuming the Additional Shares were available as of April 21, 2023, the aggregate maximum number of shares of common stock that would be available for issuance as of such date, or the Share Reserve, would be 22,500,000 (which is the sum of (1) the 14,443,871 shares of common stock that remained available for new grants under the Original Plan as of April 20, 2023, inclusive of the 2,119,368 Telaria Shares, plus (2) 8,056,129 additional shares of common stock). The Share Reserve will increase from time to time by the number of shares of common stock subject to outstanding stock awards granted under the Original Plan prior to April 21, 2023 that on or after April 21, 2023 cease for any reason to be subject to such stock awards (other than by reason of exercise or settlement of the stock awards to the extent they are exercised for or settled in vested and nonforfeitable shares of common stock). By approving the Plan, stockholders are approving both the Additional Shares plus the Telaria Shares, such that all such shares will be available for grant under the Plan without being subject to the Telaria Share Restrictions. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and Company performance and that help meet our retention needs. Equity awards, whose value depends on our stock performance and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also incentivize our employees to manage our business as owners, aligning their interests with those of our stockholders. We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. Without approval of the Plan, the Company will be constrained in its ability to use equity as a component of its compensation philosophy, a result that would put the Company at a considerable competitive disadvantage to its direct and indirect competitors in attracting and retaining the special high level professional employees on which the Company's success is largely dependent.

We typically grant awards to all new hires, and all employees are eligible for merit-based annual refresh awards. We operate in a highly competitive industry and geography for employee talent and do not expect required rates of compensation to decline. One alternative to using equity awards would be to significantly increase cash compensation. We do not believe this would be practical or advisable. We believe that a combination of equity and cash compensation is better for attracting, retaining and motivating employees. Any significant increase in cash compensation in lieu of equity awards would reduce the cash otherwise available for operations and investment in our business. Furthermore, we do not believe a more cash-oriented program would have the same long-term retention value or serve to align employees' interests to those of our stockholders as effectively as a program that includes equity.

When approving the Plan, the Board considered, among other things, the following:

- potential dilution to its current stockholders as measured by burn rate and overhang (as described in "Key Data" below);

- the policies and preferences of our stockholders;

- the policies and recommendations of stockholder advisory firms like Glass Lewis and Institutional Shareholder Services; and

- the continued importance of motivating, recruiting, and retaining key employees who are highly sought after in a very competitive job market.

Reasons for the Proposal

The Board unanimously recommends that the Company's stockholders approve the Plan. The Company's ability to grant an appropriate number of equity-based awards continues to be crucial in helping the Company compete more effectively for key employee talent. It is in the long-term interest of the Company and its stockholders to strengthen the ability to attract, motivate, and retain employees, officers, directors, and consultants, and to provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits, and strengthen the mutuality of interest between those persons and the Company's stockholders.

If the Plan is not approved, the number of shares currently available under the Original Plan is not projected to be sufficient to cover all of our future equity compensation needs, and we will no longer be able to issue any equity awards under the Original Plan once it expires. Thus, if the Plan is not approved, we may not be able to provide persons eligible for awards who are presently providing services to the Company with

compensation packages that are necessary to retain and motivate these individuals. In addition, if the Plan is not approved, we may not be able to provide potential new hires with compensation packages necessary to attract and motivate them. If approved, the Board believes that the shares available under the Plan will be sufficient to fund the Company's equity compensation needs for approximately three years.

Key Data

When approving the Plan, the Board considered the burn rate with respect to equity awards granted by the Company, as well as the Company's overhang. The burn rate is equal to the total number of equity awards the Company granted in a fiscal year divided by the weighted average common stock outstanding during the year. Overhang is equal to the total number of equity awards outstanding plus the total number of shares available for grant under the Company's equity plans divided by the total common stock outstanding. The Company's three-year average burn rate for the last three fiscal years was approximately 5.4% and the Company's overhang as of April 20, 2023 was approximately 25.4%. If the Plan is approved, the Company's overhang would increase to approximately 31.2%.

As of April 20, 2023, equity awards outstanding under the Company's equity plans (consisting of the Original Plan, the Company's 2014 Inducement Grant Equity Incentive Plan, and the Company's 2007 Stock Incentive Plan, as well as the following plans assumed in connection with corporate transactions: the nToggle, Inc. 2014 Equity Incentive Plan, the Telaria, Inc. 2013 Equity Incentive Plan, as amended, and the Tremor Media, Inc. 2008 Stock Plan, as amended) were approximately: 4,474,329 stock options, zero unvested restricted shares, 14,313,908 restricted stock units and 966,976 performance-based restricted stock units (at target). As of April 20, 2023, the Company had 14,674,937 shares of common stock available for future grant under our equity plans (not including our employee stock purchase plan) and 135,513,598 shares of common stock outstanding.

As of April 20, 2023, the average weighted per share exercise price of all outstanding stock options (whether granted under Company-originated equity plans or assumed in connection with corporate transactions) was $8.88 and the weighted average remaining contractual term was 5.8 years.

Promotion of Good Corporate Governance Practices

The Plan provides for the following:

• stock options and stock appreciation rights may not have a term in excess of ten years and may not be granted at a discount to the fair market value of our common stock on the grant date;

• no repricing of stock options and stock appreciation rights without the approval of stockholders;

• no annual "evergreen" provision that automatically increases the number of shares available for issuance; instead, stockholders approval is required for any increases in the share reserve;

• no excise tax gross-ups;

• annual limits on equity compensation that may be awarded to non-employee directors;

• one-year minimum vesting periods on all awards to employees;

• in no event will dividends or dividend equivalents be paid with respect to unvested or unexercised awards; and

• the administrator may cancel outstanding awards or, in some cases, "claw back" awards previously granted in the event of a violation of the Company's clawback policy.

Plan Summary

The following summary of the material terms of the Plan is qualified in its entirety by reference to the complete statement of the Plan, which is set forth in Appendix A to this Proxy Statement. Stockholders are encouraged to read the text of the Plan in its entirety.

Purpose

The Plan is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and provide a means by which the eligible recipients may benefit from increases in the value of our common stock.

Administration

The Board has the authority to administer the Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the Plan and awards, including the ability to correct any defect, omission or inconsistency in the Plan or any award document; (iii) settle all controversies regarding the Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) suspend or

terminate the Plan; (vi) amend the Plan; (vii) submit any amendment to the Plan for stockholder approval; (viii) approve forms of award documents for use under the Plan and amend the terms of any one or more outstanding awards; (ix) generally exercise such powers and perform such acts as the Board may deem necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or any award documents; and (x) adopt procedures and sub-plans as are necessary or appropriate. The Board may delegate some or all administration of the Plan to a committee of one or more directors and/or an officer in accordance with the provisions or and subject to the terms set forth in the Plan. All determinations, interpretations and constructions made by the Board (or another authorized committee or officer exercising powers delegated by the Board) in good faith will be final, binding and conclusive on all persons.

Eligible Participants

Awards may be granted to employees, including officers, non-employee directors and consultants of the Company and its affiliates. As of April 20, 2023, approximately 900 employees and 10 non-employee directors were eligible to participate in the Plan. Options intending to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code") may only be granted to employees of the Company or any subsidiary.

Available Shares

Subject to adjustment for certain dilutive or related events, if approved by stockholders, an additional 8,056,129 shares of common stock will be authorized for issuance under the Plan. Assuming the Additional Shares were available as of April 21, 2023, the aggregate maximum number of shares of common stock that would be available for issuance as of such date, or the Share Reserve, would be 22,500,000. None of the Shares in the Share Reserve will be subject to the Telaria Share Restrictions. The Share Reserve will increase from time to time by the number of shares of common stock subject to outstanding stock awards granted under the Original Plan prior to April 21, 2023 that on or after April 21, 2023 cease for any reason to be subject to such stock awards (other than by reason of exercise or settlement of the stock awards to the extent they are exercised for or settled in vested and nonforfeitable shares of common stock). The Share Reserve will not be reduced if an award or any portion thereof (i) expires or terminates without all of the shares covered by such award having been issued or (ii) is settled in cash. If any shares of common stock issued under an award are forfeited back to or repurchased by the Company, such shares will revert to and again be made available for issuance under the Plan. Any shares retained or reacquired by the Company in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of an award will also again become available for issuance under the Plan.

The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is 22,500,000.

Shares issued under the Plan may consist of authorized but unissued or reacquired common stock of the Company, including shares repurchased by the Company on the open market or otherwise.

Non-Employee Director Awards

In addition to any stock awards that may be granted on a discretionary basis to non-employee directors under the Plan, each director who for the 180 days before the applicable grant date (as described below) has not been either (i) an employee of the Company or any of its subsidiaries or (ii) a consultant for the Company or any of its subsidiaries, will be automatically granted, as applicable, an initial stock award upon commencement of service on the Board and an annual stock award in connection with the Company's annual meeting of stockholders, pursuant to the provisions set forth in the Plan.

Termination and Amendment

The Board may amend the Plan as it deems necessary or advisable. If required by applicable law, the Company will seek stockholder approval of any amendment of the Plan that materially (A) increases the number of shares available for issuance under the Plan, (B) expands the class of individuals eligible to receive awards, (C) increases the benefits accruing to participants under the Plan, (D) reduces the price at which shares of common stock may be issued or purchased under the Plan, (E) extends the term of the Plan, or (F) expands the types of awards available for issuance under the Plan. Except as otherwise provided in the Plan or an award document, no amendment of the Plan will materially impair a participant's rights under an outstanding award without the participant's written consent. The Board may suspend or terminate the Plan at any time. No awards may be granted under the Plan after April 20, 2033. No awards may be granted under the Plan while the Plan is suspended or terminated.

Awards

The Plan authorizes the administrator to grant awards to eligible participants in the form of incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock awards, any of which may be performance-based.

Stock Options

A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, may not be less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate, or a Ten Percent Stockholder), unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Options will not be exercisable after the expiration of ten years from the date of grant (or after five years, in the case of an incentive stock option issued to a Ten Percent Stockholder).

Each award agreement will set forth the number of shares subject to each option. The purchase price of any shares acquired pursuant to an option may be payable in cash, check, bank draft, money order, net exercise or as otherwise determined by the Board and set forth in the award agreement, including through an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under the option and the delivery of previously owned shares. The vesting schedule applicable to any option, including any performance conditions, will be as set forth in the award agreement.

Stock Appreciation Rights

A stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash, shares of stock or a combination thereof, as determined by the Board, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by the Board on the date of grant. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption of or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, will be as set forth in the award agreement.

Provisions Applicable to Both Stock Options and Stock Appreciation Rights

Transferability. The Board may, in its sole discretion, impose limitations on the transferability of options and SARs. Unless the Board provides otherwise, an option or SAR will not be transferable except by will or the laws of descent and distribution and will be exercisable during the lifetime of a participant only by such participant. The Board may permit transfer of an option or SAR in a manner not prohibited by applicable law. Subject to approval by the Board, an option or SAR may be transferred pursuant to the terms of a domestic relations order or similar instrument or pursuant to a beneficiary designation.

Termination of Service. Except as otherwise provided in an applicable award document or other agreement between a participant and the Company, upon a termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant's disability, unless otherwise provided in an applicable award or other agreement, the participant may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of twelve (12) months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant's death, unless otherwise provided in an applicable award or other agreement, the participant's estate may exercise the option or SAR (to the extent such award was exercisable as of the termination date) for a period of eighteen (18) months following the termination date or, if earlier, until the expiration of the term of such award. Unless provided otherwise in an award or other agreement, an option or SAR will terminate on the date that a participant is terminated for cause and the participant will not be permitted to exercise such award.

No Dividends or Dividend Equivalents. No options or SARs may provide for the payment of dividends or dividend equivalents thereon.

Restricted Stock and Restricted Stock Units

Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment and/or the satisfaction of performance conditions) and terms as the Board deems appropriate. Restricted stock units, or RSUs, are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment and/or the satisfaction of performance conditions) and terms as the Board deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, and transferability. No dividends or dividend equivalents may be paid or settled unless and until, and only to the extent that, the underlying award vests.

Other Stock Awards

The Plan permits the grant of other forms of stock awards valued in whole or in part by reference to, or otherwise based on, the common stock of the Company, including the appreciation in value thereof. Subject to the provisions of the Plan, the Board has the sole and complete authority to determine the persons to whom and the times at which such other stock awards may be granted and other provisions related thereto, including any vesting provisions (which may be based on continued employment and/or the satisfaction of performance conditions). No dividends or dividend equivalents may be paid or settled unless and until, and only to the extent that, the underlying award vests.

Performance Criteria

The Board may establish performance criteria and level of achievement versus such criteria that will determine the number of shares or units to be granted, retained, vested, issued, or issuable under or in settlement of or the amount payable pursuant to an award, which criteria may be based on "performance criteria" (as described below) or other standards of financial performance and/or personal performance evaluations.

For purposes of the Plan, the term "performance criteria" may be based on any one of, or combination of, the following as determined by the Board: (1) profit before tax; (2) billings; (3) revenue; (4) net revenue; (5) earnings (which may include earnings before interest, taxes, depreciation and amortization, or some of them, or and net earnings); (6) operating income; (7) operating margin; (8) operating profit; (9) controllable operating profit, or net operating profit; (10) net profit; (11) gross margin; (12) operating expenses or operating expenses as a percentage

of revenue; (13) net income; (14) earnings per share; (15) total stockholder return, calculated either solely with respect to the Company's performance or relative to a benchmark; (16) market share; (17) return on assets or net assets; (18) the Company's stock price; (19) growth in stockholder value relative to a pre-determined index; (20) return on equity; (21) return on invested capital; (22) cash flow (including free cash flow or operating cash flows); (23) cash conversion cycle; (24) economic value added; (25) individual confidential business objectives; (26) contract awards or backlog; (27) overhead or other expense reduction; (28) credit rating; (29) strategic plan development and implementation; (30) succession plan development and implementation; (31) improvement in workforce diversity; (32) customer indicators; (33) new product invention or innovation; (34) attainment of research and development milestones; (35) improvements in productivity; (36) bookings; and (37) any other measure or metric the Board deems appropriate.

Minimum Vesting Requirements

Notwithstanding any other provision of the Plan to the contrary, stock awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant except (i) with respect to an award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business, (ii) with respect to an award granted to a non-employee director that vests on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders, and (iii) with respect to an initial award granted to a new hire that is approved following such grantee's commencement of service, and that begins vesting no earlier than the one (1) year anniversary of such grantee's date of hire; provided, that up to 5% of the aggregate number of shares authorized for issuance under the Plan may be issued pursuant to awards subject to any, or no, vesting conditions, as the administrator determines appropriate; and, provided, further, that the foregoing restriction does not apply to the administrator's discretion to provide for accelerated exercisability or vesting of any award, including in cases of termination of employment, retirement, death, disability or a change in control, in the terms of the award or otherwise.

Adjustments of and Changes in the Stock

In the event of any change in the capitalization of the Company, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding stock awards. The Board will make such adjustments, and its determination will be final, binding and conclusive. Unless provided otherwise in an award or other agreement, in the event of a dissolution or liquidation of the Company, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of Company common stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to the Company's repurchase rights or subject to forfeiture may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such stock award is providing continuous service; provided, however, that the Board may, in its sole discretion, provide that some or all stock awards will become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent not already expired or terminated) before the dissolution or liquidation is completed but contingent upon its completion.

In the event of Corporate Transaction (as defined in the Plan), the Board will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Corporate Transaction as determined by the Board (or, if the Board will not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and with such exercise reversed if the Corporate Transaction does not become effective;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the award;

(v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award; and

(vi) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for a payment equal to the excess, if any, of (A) the value in the Corporate Transaction of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by the Board at the time of a Corporate Transaction, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a Successor Corporation, unless the Successor Corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board will determine (or, if the Board will not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and with such exercise reversed if the Corporate Transaction does not become effective.

An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control (as defined in the Plan) as may be provided in the award agreement for such award or as may be provided in any other written agreement between the Company or any affiliate and the participant, but in the absence of such provision, no such acceleration will occur.

U.S. Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the Plan is intended to be a summary of applicable federal law as currently in effect. It should not be taken as tax advice by participants, who are urged to consult their individual tax advisors.

Stock Options

Incentive stock options ("ISOs") and nonstatutory stock options ("NQSOs") are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code. NQSOs do not comply with such requirements.

An optionee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date (the "Spread Value") will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two years following the option grant date and at least one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to the exercise of an ISO before satisfying these holding periods and there is Spread Value, the optionee will recognize both ordinary income and capital gain on the Spread Value in the year of disposition. The Company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee.

In order for an option to qualify for ISO tax treatment, the grant of the option must satisfy various other conditions more fully described in the Code. The Company does not guarantee that any option will qualify for ISO tax treatment even if the option is intended to qualify for such treatment. In the event an option intended to be an ISO fails to so qualify, it will be taxed as an NQSO as described below.

An optionee is not taxed on the grant of an NQSO. On exercise, the optionee recognizes ordinary income equal to the Spread Value on the date of exercise. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. The optionee's gain (or loss) on a subsequent disposition of the shares is long term capital gain (or loss) if the shares are held for more than one year following exercise. The Company does not receive a deduction for any such gain.

Stock Appreciation Rights

An optionee is not taxed on the grant of a stock appreciation right. On exercise, the optionee recognizes ordinary income equal to the Spread Value on the amount of any cash paid or the fair market value of any shares received. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income.

Restricted Stock and Restricted Stock Units

Grantees of restricted stock or restricted stock units do not recognize income at the time of the grant. When the award vests, grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or stock units at such time, and the Company will receive a corresponding deduction. However, no later than 30 days after a participant receives an award of restricted stock, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election.

Company Deduction and Section 162(m)

Section 162(m) of the Code generally limits the federal income tax deduction for compensation paid to "covered employees" (in general, the CEO, the CFO, and the three other most highly-compensated executive officers for the year at issue and any person who was part of that group for any other year beginning after December 31, 2016) to $1,000,000. Thus, certain compensation attributable to awards may be nondeductible to the Company due to the application of Section 162(m) of the Code.

Withholding Taxes

The Company will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant who is an employee in connection with awards made under the Plan. Whether or not such withholding is required, the Company will make such information reports to the Internal Revenue Service as may be required with respect to any income (whether or not that of an employee) attributable to transactions involving awards.

Plan Benefits; Market Value of Securities

The benefits that will be awarded or paid in the future under the Plan are not currently determinable. Such awards are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future awards or who might receive them. However, each non-employee director is expected to receive an annual award of restricted stock units on the date of the 2023 Annual Meeting of Stockholders with a target value of approximately $170,000. As of April 20, 2023, the closing price of a share of the Company's common stock was $9.34. The following table sets forth, with respect to the individuals and groups named below: the aggregate number of shares of common stock subject to options granted under the Original Plan (whether or not outstanding, vested or forfeited, as applicable) as of April 20, 2023.

Name of Individual or Group	Number of Options Granted (#)
Michael Barrett *President, Chief Executive Officer and Director*	1,874,172
David Day *Chief Financial Officer*	627,588
Sean Buckley *Chief Revenue Officer*	129,896
Katie Evans *Chief Operating Officer*	290,538
Adam Soroca *Chief Product Officer*	347,650
J. Allen Dove *Former Chief Technology Officer*	112,674
All current executive officers as a group	3,480,682
All current non-employee directors as a group	407,653
Each nominee for election as a director	—
Each associate of any such directors, executive officers, or nominees	—
Each other person who received or is to receive five percent of such options, warrants or rights	—
All other current employees (including all current officers who are not executive officers) as a group	2,135,242

Registration With the SEC

We intend to file with the SEC a registration statement on Form S-8 covering the shares reserved for issuance under the Plan in the third quarter of calendar year 2023.

Vote Required for approval of the Amended and Restated 2014 Equity Plan

Approval of the Magnite, Inc. Amended and Restated 2014 Equity Incentive Plan requires the affirmative vote of a majority of the shares represented at the Annual Meeting, either in person or by proxy, and entitled to vote on the proposal. Abstentions will be considered as a vote "AGAINST" this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MAGNITE, INC. AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN.

PROPOSAL 5 — APPROVAL OF THE MAGNITE, INC. AMENDED AND RESTATED 2014 EMPLOYEE STOCK PURCHASE PLAN

Executive Summary

In order to continue to enable eligible employees to purchase shares of our common stock at a discount, on April 20, 2023, the Board approved, subject to stockholder approval, the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan (the "ESPP"). The Board is submitting the ESPP to the stockholders for their approval at the Annual Meeting.

The 2014 Employee Stock Purchase Plan originally became effective as of April 1, 2014 and was subsequently amended and restated on July 26, 2018 (the "Original ESPP"). As of April 20, 2023, an aggregate of 5,169,575 shares of common stock remained available for issuance under the Original ESPP. **We are not asking stockholders for an increase in shares under the ESPP**. The Original ESPP is scheduled to expire in 2024. Therefore, the only changes being made to the Original ESPP are to extend the term for an additional ten years and to remove the evergreen provision.

Reasons for the Proposal and Key Data

The Board unanimously recommends that the Company's stockholders approve the ESPP. The Company believes that the ESPP is an essential tool that helps us compete for talent in the labor markets in which we operate. We also believe the ESPP is a crucial element in rewarding and encouraging current employees,which promotes stock ownership by employees and therefore aligns their interests with those of our stockholders. Without stockholder approval of this proposal, we believe our ability to attract and retain talent would be hampered, and our recruiting, retention and incentive efforts would become more difficult. If the ESPP is not approved, the ESPP will expire in 2024.

In determining to not request any additional shares under the ESPP, the Board considered the Company's expectation that the 5,169,575 shares of common stock currently remaining available under the Original ESPP should last for approximately 10 years. In the event that more shares of common stock are required for the ESPP in the future, the prior approval of our stockholders will be required.

Plan Summary

The following summary of the material terms of the ESPP is qualified in its entirety by reference to the complete statement of the ESPP, which is set forth in Appendix B to this Proxy Statement. Stockholders are encouraged to read the text of the ESPP in its entirety.

Purpose

The purpose of the ESPP is to provide an opportunity for eligible employees of the Company and its participating subsidiaries to purchase shares of common stock of the Company at a discount, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended ("Section 423"). Under an employee stock purchase plan that qualifies under Section 423, no U.S. taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or the exercise of the purchase rights. U.S. taxable income will not be recognized until there is a sale or other disposition of the shares of common stock acquired under the ESPP or in the event the participant should die while still owning the purchased shares of common stock. The ESPP also authorizes the grant of rights to purchase shares of common stock that do not qualify under Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator of the ESPP to achieve tax or other objectives in particular locations outside of the United States or to achieve other business objectives.

Administration

The Board has appointed the Compensation Committee to administer the ESPP, provided that the Board may remove the Compensation Committee as administrator at any time. The Compensation Committee has the authority and responsibility for the day-to-day administration of the ESPP, the authority and responsibility specifically provided in the ESPP and any additional duty, responsibility and authority delegated by the Board, which may include any of the functions assigned to the Board in the ESPP. The Compensation Committee may delegate to a sub-committee or to an officer or officers of the Company the day-to-day administration of the ESPP. The Compensation Committee has full power and authority to adopt, amend and rescind any rules and regulations which it deems desirable and appropriate for the proper administration of the ESPP, to construe and interpret the provisions and supervise the administration of the ESPP, to make factual determinations relevant to ESPP entitlements and to take all action in connection with administration of the ESPP as it deems necessary or advisable, consistent with the delegation from the Board. Decisions of the Compensation Committee are final and binding upon all participants.

Eligible Participants

All of our employees who work 20 or more hours per week or for five or more months per year that are employed at the beginning of an enrollment period are generally eligible to participate in the ESPP. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the ESPP cannot participate in the ESPP. As of April 20, 2023, approximately 900 employees were eligible to participate in the ESPP.

Number of Shares and Market Price of Shares Available under the ESPP

A total of 525,000 shares of common stock were initially authorized and reserved for issuance under the Original ESPP. The Original ESPP provided for an automatic annual increase in the number of shares available under the Original ESPP on January 1 of each year from 2015

through 2024 equal to the lesser of (i) one percent of the number of shares issued and outstanding on the immediately preceding December 31 or (ii) a lesser number of shares determined by the Board. A total of 6,686,948 shares of common stock became available for issuance under the Original ESPP as a result of the automatic annual provision. If the ESPP is approved pursuant to this proposal 5, the automatic annual increase provision will terminate such that no automatic annual increase will occur on January 1, 2024 or any subsequent anniversary. Because we are not seeking to add any additional shares to the ESPP, if stockholders approve this proposal, the 5,169,575 shares of common stock that remained available for issuance under the Original ESPP as of April 20, 2023 will be the number of shares available under the ESPP. Notwithstanding the foregoing, the maximum number of shares of common stock that may be issued to any employee in a given offering period is 5,000, provided that the Compensation Committee may change this limitation at any time on a prospective basis to apply to future offering periods. As of April 20, 2023, the closing price of a share of the Company's common stock was $9.34.

Enrollment and Contributions

Eligible employees voluntarily elect whether or not to enroll in the ESPP by completing, signing and submitting to the Company an enrollment form in a form and manner and by the deadline set by the administrator. Each employee who joins the ESPP (a "participant") is granted a right to purchase shares of common stock on the first day of each offering period (the "offering date") while participating in the ESPP and, once enrolled, is automatically re-enrolled in the subsequent offering period. An employee may cancel his or her enrollment in an offering period at any time (subject to ESPP rules).

Participants contribute to the ESPP through payroll deductions or, if permitted by the administrator, through other means specified by the administrator. Participants generally may contribute a minimum of 1% and up to a maximum of 10% of their eligible compensation through after-tax payroll deductions. A participant may not increase but may decrease his or her contribution percentage by following procedures established by the administrator. In addition to the 5,000 share limit for each offering period, no participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.

Offering Period and Purchase Price

No offering period can run for more than 27 months. The terms of each offering period are established by the Compensation Committee in accordance with the terms of the ESPP. Once established, the Compensation Committee has the authority to change the frequency and/or duration of future offering periods if such change is announced prior to the scheduled occurrence of the enrollment period for the first offering period to be affected thereunder. Currently, the ESPP consists of a series of six-month successive offering periods. The purchase price for shares of our common stock purchased under the ESPP will be not less than 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of the applicable offering period.

Termination of Participation

Participation in the ESPP generally terminates when a participating employee's employment ceases for any reason, the employee withdraws from the ESPP, or the Company terminates or amends the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to the deadline, specified by the administrator. Upon withdrawal from the ESPP, generally the employee will receive the return of any remaining amounts not used to purchase shares that have been credited to his or her account, without interest (unless otherwise required by applicable law), and his or her payroll withholdings or contributions under the ESPP will cease.

Non-Transferability

Rights to purchase shares of common stock and any other rights and interests under the ESPP may not be assigned, transferred, pledged or otherwise disposed of.

Adjustments; Certain Transactions

In the event of any change in the capitalization of the Company, the Board will appropriately and proportionally adjust the type and number of securities covered by each option under the ESPP which has not yet been exercised and the type and number of securities which have been authorized and remain available for issuance under the ESPP, as well as the maximum number of securities which may be purchased by a participant in an offering period, and the price per share covered by each option under the ESPP which has not yet been exercised. If we experience a proposed liquidation or dissolution, any offering period will terminate immediately prior to the consummation of such transaction unless otherwise provided by the Board in its sole discretion and all outstanding purchase rights will automatically terminate and the amounts of all payroll deductions will be refunded without interest to the participants. In the event of a proposed sale of all or substantially all of our assets, or our merger or consolidation or similar combination of the Company with or into another entity, then in the sole discretion of the Board, (1) each purchase right will be assumed or an equivalent right substituted by the successor corporation or parent or subsidiary of such successor entity, (2) on a date established by the Board on or before the date of consummation of such merger, consolidation, combination or sale, such date will be treated as a purchase date, and all outstanding purchase rights will be exercised on such date, (3) all outstanding purchase rights will terminate and the accumulated payroll deductions will be refunded without interest to the participants, or (4) outstanding purchase rights will continue unchanged.

Amendment and Termination

The ESPP will continue for a period of ten years from the date of stockholder approval unless sooner terminated by the Board. The Board may, in its sole discretion, terminate or suspend the ESPP, or revise or amend it in any respect, and the Compensation Committee may revise or amend the ESPP consistent with the exercise of its duties and responsibilities as set forth in the ESPP or any delegation thereunder, except that, without approval of the stockholders, no such revision or amendment will increase the number of shares subject to the ESPP, other than in connection with an adjustment as described above, or make other changes for which stockholder approval is required under applicable law. Upon a termination or suspension of the ESPP, the Board may in its discretion (i) return without interest, the payroll deductions credited to participants' accounts to such participants or (ii) set an earlier purchase date with respect to an offering period then in progress.

U.S. Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the ESPP is intended to be a summary of applicable federal law as currently in effect. It should not be taken as tax advice by participants, who are urged to consult their individual tax advisors.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423. Participants will not recognize income when they enroll in the ESPP or when they purchase shares. All tax consequences are deferred until the participant disposes of the shares. If the participant does not dispose of the shares within one year after the purchase date or two years after the offering date, or if the participant dies while owning the shares, the participant will generally recognize ordinary income when disposing of the shares equal to the difference between the purchase price and the fair market value of the shares on the date of disposition, or 15% (or such lesser discount as the Compensation Committee may establish) of the fair market value of the shares on the offering date, whichever is less. Any additional gain will be taxed as long-term capital gain. If the shares are sold for less than the purchase price, there is no ordinary income, but the participant will have a long-term capital loss for the difference between the purchase price and the sale price. If a participant disposes of the shares within one year after the purchase date or two years after the offering date, the participant will generally have ordinary income equal to the difference between the purchase price and the fair market value on the purchase date. The difference between the fair market value of the shares on the date of disposition and the fair market value on the purchase date will be a capital gain or loss. When a participant recognizes ordinary income by disposing of shares before the one-year or two-year holding period ends, the Company will generally be entitled to a tax deduction in the amount of the ordinary income.

Plan Benefits; Market Value of Securities

Participation in the ESPP is voluntary and dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Further, the number of shares of common stock that may be purchased under the ESPP is determined, in part, by the price of our common stock on the first and last day of each offering period, as applicable. Accordingly, the actual number of shares of common stock that may be purchased by any eligible individual is not determinable.

For illustrative purposes only, the following table sets forth, with respect to the groups named below, the number of shares of common stock that were purchased through April 20, 2023 under the ESPP.

Name of Individual or Group	Number of Shares Purchased (#)
Michael Barrett *President, Chief Executive Officer and Director*	18,944
David Day *Chief Financial Officer*	4,543
Sean Buckley *Chief Revenue Officer*	—
Katie Evans *Chief Operating Officer*	—
Adam Soroca *Chief Product Officer*	—
J. Allen Dove *Former Chief Technology Officer*	1,538
All current executive officers as a group	29,030
All current non-employee directors as a group	—
Each nominee for election as a director	—
Each associate of any such directors, executive officers, or nominees	—
Each other person who received or is to receive five percent of such options, warrants or rights	—
All other current employees (including all current officers who are not executive officers) as a group	1,175,120

Vote Required for approval of the Amended and Restated 2014 Employee Stock Purchase Plan

Approval of the Magnite, Inc. Amended and Restated 2014 Employee Stock Purchase Plan requires the affirmative vote of a majority of the shares represented at the Annual Meeting, either in person or by proxy, and entitled to vote on the proposal. Abstentions will be considered as a vote "AGAINST" this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MAGNITE, INC. AMENDED AND RESTATED 2014 EMPLOYEE STOCK PURCHASE PLAN.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our board of directors has developed corporate governance practices to help it fulfill its responsibility to stockholders to oversee the work of management in the conduct of our business and to seek to serve the long-term interests of stockholders. The Company's corporate governance practices are memorialized in our Corporate Governance Guidelines which direct our board's actions with respect to, among other things, the composition and director qualifications of our board of directors, the composition of the standing committees of our board of directors, director orientation and continuing education, stockholder communications with our board of directors, succession planning and the annual performance evaluation of our board of directors. A current copy of our Corporate Governance Guidelines is available on our website at http://investor.magnite.com.

Director Independence

Our common stock is listed on the Nasdaq Global Select Market of The Nasdaq Stock Market LLC ("Nasdaq"), which requires that a majority of a listed company's board of directors be independent. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating/corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an "independent director" if, in the opinion of the board of directors, that director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has any material relationships with us. As a result of this review, our board of directors has determined that Mr. Frankenberg, Ms. Harden, Mr. Knopper, Ms. Lam, Mr. Pearson, Mr. Rossman, Mr. Spillane, Ms. Troe and Ms. Yu are independent directors as defined under the listing requirements and rules of Nasdaq for purposes of service on the board of directors. Mr. Barrett is not considered independent because he currently serves as our Chief Executive Officer. Mr. Caine is not considered independent due to his previous service as Executive Chairman and Interim Chief Executive Officer of Telaria.

In addition to qualifying as "independent" under the listing requirements and rules of Nasdaq, members of the board's audit committee and compensation committee members must also satisfy additional, heightened independence standards under applicable SEC rules and regulations and Nasdaq listing requirements. Our board of directors has determined that each member of our audit committee and compensation committee satisfies these heightened independence standards.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our board of directors will determine in its discretion from time to time whether the roles of Chairman and Chief Executive Officer should be combined or separated. Our board believes that strong, independent board leadership is a critical aspect of effective corporate governance, and to promote open discussion among our non-management directors, our Corporate Governance Guidelines provide that, when the Chairman is a non-independent director, the independent directors will designate an independent director to act as Lead Director.

In April 2020, upon the completion of the Telaria Merger, Mr. Caine was appointed as Chairman of the board. The responsibilities of the Chairman include: (1) leading and presiding at board meetings; (2) assisting in establishing the agenda for each board meeting, with input from the Lead Director, as appropriate; (3) conferring regularly with CEO; (4) consulting with the CEO regarding board meeting schedules and agendas; (5) presiding at executive sessions of the Board, other than sessions consisting solely of independent directors; (6) consulting with committees of the board on matters within the scope of their responsibilities; (7) facilitating communications between directors and between directors and senior management; (8) providing feedback between the CEO and directors regarding strategic issues, board management, and potential conflicts; (9) working with appropriate committees of the board to ensure adequate CEO and senior management succession plans are in place; and (10) being available for consultation and communication with major stockholders upon request.

Because Mr. Caine is not deemed independent, Robert J. Frankenberg has been appointed and currently serves in the role of Lead Director. The responsibilities of the Lead Director include: (1) presiding at meetings of independent directors; (2) if the Chairman is not present, presiding at board meetings and executive sessions of the board; (3) providing input to the CEO and Chairman with respect to the board agenda and schedule; (4) serving as liaison between the independent directors and the Chairman and/or Chief Executive Officer on sensitive matters; (5) being available for consultation and communication with major stockholders upon request; (6) calling meetings of independent directors; and (7) serving as designated director for reviewing stockholder communications.

Board Size and Composition

Our board of directors consists of eleven members. At our annual meeting, the size of the board will be reduced to ten members, as Ms. Troe has decided to not stand for re-election.

Board and Committee Meetings

In 2022, our board of directors met 10 times (5 of which included executive sessions), the audit committee met 4 times, the compensation committee met 9 times, and the nominating and governance committee met 4 times. During 2022, each director attended at least 75% of the aggregate number of board meetings and meetings held by all committees on which the director then served during the time in which he or she served on our board of directors.

Directors are expected to attend the annual stockholders' meeting absent unusual circumstances. All of our then-serving directors attended the 2022 annual meeting.

Board Committees

Our board of directors has established three standing committees – audit, compensation, and nominating and governance – each of which operates under a written charter that has been approved by our board. Committee membership is indicated in the table above. A current copy of each committee's charter is posted on the "Corporate Governance" section of our Investor Relations website at http://investor.magnite.com. Each committee reviews and evaluates, at least annually, the performance of the committee and its members and the adequacy of its charter.

Audit Committee

The audit committee is responsible for, among other things, providing assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of our financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes, including our systems of internal accounting and financial controls, the performance of our internal audit function and our independent registered public accounting firm, our financial policy matters and company practices with respect to risk assessment and risk management. The audit committee approves the services performed by our independent registered public accounting firm and reviews their reports regarding our accounting practices and systems of internal control over financial reporting, as applicable. The audit committee also oversees the audit efforts and confirms the independence of our independent registered public accounting firm. Our board of directors has determined that each member of our audit committee satisfies the financial literacy requirements of the SEC and Nasdaq, and that each of Mr. Pearson, Ms. Troe, Ms. Lam, Mr. Rossman and Mr. Spillane qualifies as an "audit committee financial expert," as defined in the SEC rules.

Compensation Committee

The compensation committee is responsible for, among other things, overseeing our overall compensation structure, policies and programs, and assessing whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee also reviews and approves corporate goals and objectives relevant to compensation of our CEO and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews, and, except with respect to his own compensation, based on the recommendation of the CEO, determines any employment-related agreements and any proposed severance arrangements or change in control or similar agreements with these officers. The compensation committee also administers the issuance of equity awards under our stock plans and is permitted to delegate such responsibility to our CEO with respect to employees other than executive officers. The compensation committee is also responsible for the preparation of a report on executive compensation, when and as required by the SEC rules, to be included in our Annual Report and annual proxy statement. Our board of directors has determined that each member of our compensation committee qualifies as a "non-employee director," within the meaning of Rule 16b-3 of the Exchange Act.

The compensation committee has the authority, in its sole discretion, to retain or obtain the advice of such consultants, outside counsel and other advisers as it determines appropriate to assist it in the full performance of its functions, at the Company's expense. Since December 2014, the compensation committee has engaged Semler Brossy Consulting Group, LLC ("Semler Brossy") annually to act as its independent compensation consultant. During 2022, Semler Brossy's work with the compensation committee included analysis, advice, and recommendations on total compensation philosophy; peer groups and market assessment and analysis; compensation program design, including program goals, components, and metrics; equity usage and allocation; compensation trends in comparable business sectors and in the general marketplace for senior executives; regulatory factors; severance and change-in-control practices; and the compensation of the chief executive officer and the other named executive officers, including advice on the design of cash-based and equity-based compensation.

Semler Brossy provides analysis and advice regarding our executive compensation practices, including with respect to the amount and form of executive and non-employee director compensation. A representative of Semler Brossy attends meetings at which the compensation committee undertakes significant review of, and/or action with respect to, executive officer or non-employee director compensation. Semler Brossy also consults regularly with the chair of the compensation committee. Semler Brossy reports directly and solely to the compensation committee and performs compensation consulting services for the compensation committee at its request. Semler Brossy is not engaged to perform services directly for our management. The compensation committee has concluded that no conflict of interest exists with respect to its engagement of Semler Brossy nor are there other factors that would adversely impact Semler Brossy's independence in advising the compensation committee under applicable SEC and Nasdaq rules. The compensation committee reached this conclusion after considering the following six factors, as well as Semler Brossy's views regarding its independence and other information the compensation committee deemed relevant: (i) the provision of other services to us by Semler Brossy; (ii) the amount of fees received from us by Semler Brossy, as a percentage of the total revenue of Semler Brossy; (iii) the policies and procedures of Semler Brossy that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the Semler Brossy consultants with a member of the compensation committee; (v) any of our stock owned by the Semler Brossy consultants; and (vi) any business or personal relationship of the Semler Brossy consultants or Semler Brossy with any of our executive officers.

Nominating and Governance Committee

The nominating and governance committee is responsible for, among other things, developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or re-election to the board of directors at each annual stockholders' meeting. In addition, the nominating and governance committee is responsible for overseeing our Corporate Governance Guidelines and reporting and making recommendations to the board of directors concerning

corporate governance matters and sustainability matters relevant to our business, including with respect to company policies, activities, and opportunities. The nominating and governance committee also is responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees. Our board of directors has determined that each member of our nominating and governance committee satisfies the requirements for independence under the rules and regulations of Nasdaq.

Director Candidate Nominating Procedures

The process followed by the nominating and governance committee to identify and evaluate director candidates includes requests for recommendations (which may include through retained third-party search firms, as well as less formal methods such as personal contacts), committee meetings from time to time to evaluate biographical information and material relating to potential candidates, and interviews of candidates by board members. In identifying and evaluating director candidates and determining whether to nominate any particular candidate, the nominating and governance committee considers the director candidates' specific experience, qualifications, attributes and skills, together with the following general characteristics and qualifications, which are set forth in our Corporate Governance Guidelines:

•   highest personal and professional ethics, integrity, and values;

•   independent, creative, and disciplined thought processes;

•   practical wisdom and mature judgment;

•   broad training and experience at the policy-making or strategic level;

•   a record of achievement and expertise that is useful to the Company and complementary to the background and experience of other board members, so that a useful balance of members on the board can be achieved and maintained;

•   willingness to devote the required amount of time to carrying out the duties and responsibilities of board membership;

•   commitment to serve on the board over a period of several years to develop knowledge about the Company;

•   unless management directors, independence under relevant standards; and

•   diversity of occupational and personal backgrounds among the members of the board.

Diversity of ethnicity, gender, sexual orientation, cultural background and professional experience is a factor that the nominating and governance committee takes into account in identifying director nominees. The nominating and governance committee believes that diversity is important because different points of view and varied board member backgrounds and practical experience can contribute to the quality of the board's operations and decision-making, and assesses board diversity, among other things, in its periodic assessment of the composition, operation, and effectiveness of the board.

The nominating and governance committee does not assign specific weights to particular criteria, but does believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will facilitate our board's fulfillment of its responsibilities.

Stockholders may recommend individuals to the nominating and governance committee for consideration as potential director candidates and inclusion in our proxy statement for the 2024 annual meeting of stockholders by submitting their names, together with appropriate biographical information and background materials. Such information should be sent to the Nominating and Governance Committee, c/o Corporate Secretary, Magnite, Inc., 1250 Broadway, 15th Floor, New York, New York 10001. Assuming that appropriate biographical and background material has been provided on a timely basis, the nominating and governance committee will evaluate stockholder-recommended candidates by following the same process, and applying the same criteria, as it follows for other candidates. If our board determines to nominate a stockholder-recommended candidate, then his or her name will be included in our proxy materials, including our proxy card, for the 2024 annual meeting of stockholders.

Board Evaluation Process

Our board of directors and each of our standing committees conducts an annual self-evaluation to assess its performance. Each director participates in these evaluations and our Chief Legal Officer and the Chair of the nominating and governance committee then review and discuss the results with the full board. In addition, as part of the process of considering directors for re-election to the board, individual directors are annually informally evaluated by the nominating and governance committee on the basis of their attendance at meetings and their preparedness, participation, candor and overall contribution to the board, as well as other criteria that the nominating and governance committee deems appropriate.

Communicating with the Independent Directors

Stockholders and other interested parties who wish to communicate on any topic with our board, or with a specific director or directors, including the Chairman or the independent directors as a group, may address such communications to our board of directors c/o Corporate Secretary, Magnite, Inc., 1250 Broadway, 15th Floor, New York, New York 10001.

Our board of directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Lead Independent Director, with the assistance of our Chief Legal Officer and Chief Financial Officer, is primarily responsible for reviewing communications from stockholders and for providing copies or summaries to the other directors as considered appropriate.

In accordance with the procedures outlined in Magnite's Corporate Governance Guidelines, communications (or summaries thereof) that relate to corporate governance, long-term corporate strategy, and other important substantive matters should be forwarded to the other directors, unless there is a compelling reason not to forward such communications. In general, the director who reviews such communications may decline to forward communications that relate to ordinary business affairs or personal grievances, or are repetitive or duplicative, unless there is a compelling reason to forward such communications.

Board's Role in Risk Oversight

Our board of directors exercises oversight of risk management consistent with its duty to direct the management of the business and affairs of the Company. The audit committee, pursuant to its charter, is responsible for reviewing company practices with respect to risk assessment and risk management. The audit committee works directly with members of senior management and the Company's internal audit staff to fulfill this responsibility and reports as appropriate to our board. Our board's other committees also participate in risk oversight by considering risk aspects of matters within the scope of their responsibilities.

Oversight of risk is also effected by our board as a whole in various ways.

• The board reviews the structure and operation of various departments and functions of the Company. In those reviews, the board discusses with management risks affecting those departments and functions and management's approaches to mitigating those risks.

• The board reviews and approves each year's operating plan and budget, and these reviews cover risks that could affect the plan and measures to cope with those risks.

• In its review and approval of our Annual Reports on Form 10-K, the board reviews and discusses with management the Company's business and related risks, including as described in the "Business," "Risk Factors" and "Management's Discussion and Analysis" sections of the document. The audit committee conducts a similar process quarterly in connection with the preparation of Quarterly Reports on Form 10-Q.

• When the board reviews particular transactions and initiatives that require board approval as a legal matter, or that otherwise merit board involvement, the board generally includes related risk analysis and mitigation plans among the matters addressed with management.

• The board or audit committee meet quarterly with our internal or external cybersecurity resources to review the efficacy of our cybersecurity risk initiatives and related policies and procedures.

The day-to-day identification and management of risk is the responsibility of the Company's management. As the market environment, industry practices, regulatory requirements, and the Company's business evolve, it is expected that management and our board will respond with appropriate adaptations to risk management and oversight.

Our board believes that the process it has established to administer the board's risk oversight function would be effective under a variety of leadership frameworks and, therefore, does not have a material effect on our choice of the board's leadership structure described above under "Board Leadership Structure."

Risk Assessment in Compensation Programs

The compensation committee annually assesses our executive and broad-based compensation and benefits programs on an overall basis to determine whether the programs' provisions and operations create undesired or unintentional material risk. This risk assessment process takes into account numerous compensation terms and practices that we maintain that aid in controlling risk, including the mix of cash, equity, and near- and long-term incentive programs, the use of multi-year vesting periods for equity awards, and a variety of performance criteria for incentive compensation, the claw-back provisions that apply to our annual incentive cash plan and equity plan, and the cap on the maximum cash incentive awards that can be earned in a given year regardless of company performance. This risk assessment process also includes a review of program policies and practices, program analysis to identify risk and risk controls, and determinations as to the sufficiency of risk identification and risk control, the balance of potential risk to potential reward, and the significance of the programs and their risks to company strategy. Although the compensation committee reviews all significant compensation programs, it focuses on those programs with variable payout, in particular assessing the ability of participants to directly affect payouts, and the controls on such situations.

Based on the foregoing, we believe that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company as a whole. We also believe that our incentive compensation programs do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk-management practices; and are adequately supported by the compensation committee's oversight of our executive compensation programs.

Magnite's Environmental, Social and Governance Strategy

We believe that a sustainable business strategy that integrates environmental, social and governance (ESG) considerations is key to creating long-term value for our stockholders and other stakeholders. We have a long history of integrating ESG considerations into our mission, business strategy, and operations, and considering the impact we have on our communities. We are focused on addressing these issues, both risks and opportunities, through our corporate strategy. By operating our advertising platforms in a responsible manner, engaging and developing our diverse workforce, and reducing our environmental impact, we aim to provide more sustainable products and services that deliver long-term value for our clients, employees, communities, investors, and other stakeholders.

Our ESG strategy is anchored in three pillars, identified through an ESG materiality assessment in 2021: Talent Engagement, Energy & Environmental Efficiency, and Responsible Advertising & Data Governance. These pillars represent an intersection of our long-term strategic objectives and our stakeholders' priorities.

Since the Company's last annual meeting of stockholders, we have taken several important steps to advance our ESG strategy, including:

• Publishing our first disclosure pursuant to the Industry Standards issued by the Sustainability Accounting Standards Board (SASB), an independent standards-setting organization that supports reporting for companies to identify, manage, and communicate financially material sustainability information to their investors;

• Measuring the Company's Scope 1, Scope 2 and Scope 3 carbon emissions footprint for 2020 and 2021;

• Further defining the three key pillars of Magnite's initial ESG strategy, including beginning the process of identifying key performance metrics for each pillar; and

• Establishing an internal ESG Committee Charter to govern the practices of the Company's internal committee that will lead the development and implementation of our ESG strategy and program.

We are committed to maturing our ESG strategy and continuing to enhance our relevant disclosure. We will continue to engage with our investors and other stakeholders to understand their ESG priorities and to solicit feedback on our ESG strategy.

ESG Leadership & Oversight

Both our Board of Directors and Executive Leadership Team are actively engaged in Magnite's ESG strategy. Within our Board framework, our nominating and governance committee is directly responsible for providing oversight over the sustainability matters relevant to the Company's business. The committee has embraced the responsibility for overseeing our ESG programs and has had robust discussions covering a variety of ESG issues throughout the past year.

The day-to-day administration of our ESG program is overseen by our internal ESG Committee. This committee consists of senior leaders across the organization representing key business areas, including people, legal, finance, marketing, product management, data operations, and others. The committee is responsible for developing and overseeing the implementation of Magnite's ESG strategy and related programs, and for providing regular updates to the Executive Leadership Team and nominating and governance committee.

We believe that integrating relevant ESG considerations into our long-term business strategy is key to delivering on our commitments to our stakeholders. We will continue to engage with our investors and other stakeholders to understand their ESG priorities, and we welcome stockholder perspectives and feedback on our ESG strategy.

For more information about our ESG strategy and priorities, and to view our recently published SASB table, please visit our ESG website at https://www.magnite.com/esg/.

Human Capital Management

We recognize that our people are our greatest asset in creating a truly healthy business that delivers great results for employees, clients, stakeholders and the communities we touch. We firmly believe in a culture of transparency and trust, and aim to provide ample opportunity for all employees to ask questions, interface with leadership, and express their preferences. We strive to build a culture of excellence that is high-performing and results-oriented while emphasizing collaboration and innovation and promotes diversity, equity, and inclusion. Magnite's core values of 'See the big picture', 'Raise the bar', 'Empower others', and 'Own the results' are guiding principles of the design and implementation of people-centric programs and initiatives across the organization.

As a global employer, we value the diversity of background and experiences that our employees contribute to our company. In recognition of this, in 2022 we further developed our Magnify Council, an employee-led council focused on evolving our talent engagement practices and ensuring we prioritize what matters most to employees. This includes driving opportunities for employee growth and development, enhancing diversity, equity and inclusion initiatives, and investing in our communities based upon employee input.

Examples of how we highlight our cultural values through employee initiatives include:

• We seek individuals who are committed to seeing the big picture and being catalysts of change

• We ask our employees to empower others, make a difference and ensure our company is an exciting place to work, not just a "job"

• We reward team and individual excellence and are committed to creating an exceptional workplace environment

• We solicit feedback from our employees in annual engagement surveys

• We believe in continual feedback on performance. Our employees set goals at a regular cadence throughout the year and managers provide achievement ratings

- We have a partnership in place with She Runs It, an organization dedicated to the support and advancement of women in all facets of marketing, media and tech, which includes complimentary memberships for all employees, and access to mentoring programs and ongoing programming

- We have a partnership with Percent Pledge, through which we support community investment and employee donation matching to certified non-profits

- We support community investment by matching employee donations to certified non-profits and track our impact via corporate donations, partnerships, and investments

- We report DE&I and CSR measures via a quarterly Transparency Scorecard

- We analyze voluntary employee turnover to understand and address trends

- We give equity to our employees to promote alignment and ownership

- We have a zero tolerance policy for discrimination and harassment

Our employees, and the talent they bring to bear, are our most valuable resource. The global COVID-19 pandemic created unprecedented challenges for our business and our people. In response, we took a number of measures to protect the health and safety of our employees, including deploying a global employee assistance program and launching a digital platform with access to live wellness classes and discussions.

Board Diversity

We seek to have a board that represents diversity of ethnicity, gender, sexual orientation, cultural background and professional experience, and the nominating and governance committee takes these factors into account in identifying director nominees. The nominating and governance committee believes that diversity is important because different points of view and varied board member backgrounds and practical experience can contribute to the quality of the board's operations and decision-making, and assesses board diversity, among other things, in its periodic assessment of the composition, operation, and effectiveness of the board.

Board Diversity Matrix (As of April 17, 2023)				
Board Size:				
Total Number of Directors	11			
	Female	Male	Non-Binary	Did not Disclose Gender
Gender:				
Directors	4	7	—	—
Number of Directors who Identify in Any of the Categories Below:				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	2	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	7	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—			

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to each of our directors, officers and employees. The full text of our Code of Business Conduct and Ethics is posted on the "Corporate Governance" section of our Investor Relations website at http://investor.magnite.com. We intend to post any amendment to our Code of Business Conduct and Ethics, and any waivers of the Code for directors and executive officers, on the same website to the extent required by rules adopted by the SEC and Nasdaq.

Policy Against Hedging and Pledging

We recognize that hedging against losses in company shares may disturb the alignment between stockholders and employees that our equity awards are intended to build. Accordingly, we have incorporated prohibitions on various hedging activities within our Insider Trading Policy, which applies to directors, officers and certain employees who we have designated as insiders, as well as such persons' family members, life partners, or owned or controlled entities. The policy prohibits all transactions that are designed to hedge or offset any decrease in the market value of our securities, including prepaid variable forward contracts, equity swaps, futures, collars, exchange funds, options, puts and calls. The policy also prohibits pledging shares of our common stock as security as well as short sales and purchases or sales of puts or calls for speculative purposes.

Compensation Committee Interlocks and Insider Participation

Ms. Harden and Messrs. Knopper, Rossman, and Frankenberg served on the Company's compensation committee during the last completed fiscal year. None of the members of the compensation committee is or has at any time been an officer or employee of the Company. There are no interlocking relationships (and there were no such interlocking relationships during 2022) between our board of directors, executive officers or the compensation committee, on the one hand, and the board of directors, executive officers or the compensation committee of any other company, on the other hand.

DIRECTOR COMPENSATION

Each member of our board of directors who is not employed by us or any of our subsidiaries, referred to as a non-employee director, is compensated for service on our board through a combination of annual cash retainers and equity awards. For purposes of our director compensation program, a non-employee director is a member of our board who is not, and has not been within the previous 180 days, either an employee of ours or any of our subsidiaries or a consultant performing material services to us or any of our subsidiaries. In order to align the interests of non-employee directors and stockholders, equity awards constitute a majority of total director compensation.

Directors are reimbursed for travel, food, lodging and other expenses directly related to their activities as directors, such as attendance at board or committee meetings. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our certificate of incorporation and bylaws, and they receive coverage under a director and officer insurance policy that we maintain.

2022 Annual Cash Fees

For 2022, directors received annual cash retainer fees as described in the table below for board and committee service. The fees are paid in four equal quarterly advance installments and prorated for any partial year of board service.

Position	Retainer ($)
Board Member	50,000
Audit Committee Chair	24,000
Compensation Committee Chair	15,000
Nominating and Governance Committee Chair	10,000
Audit Committee Member	12,000
Compensation Committee Member	7,500
Nominating and Governance Committee Member	5,000
Board Chairman	75,000
Lead Director	15,000

Equity Awards

In 2022, equity compensation for non-employee directors consisted of (i) an initial equity award with a calculated value of $375,000 for each newly-elected or appointed non-employee director, and (ii) annual awards with a calculated value of $170,000. Equity awards for directors consisted solely of restricted stock units ("RSUs") covering a number of shares determined by dividing the calculated value of the award by the 20-day trailing average of the Company's stock price on the grant date.

The initial equity award is granted on the date of appointment to the board or attainment of non-employee director status, unless the board or compensation committee specified another issuance date. Annual equity awards are issued on the date of each annual meeting or the date of attainment of non-employee director status. If no intervening annual meeting has been held, annual equity awards will be granted on a date specified by the compensation committee that is at least 30 calendar days after the first anniversary of the prior year's annual meeting. The first annual award for non-employee directors who join the board at any time other than the date of an annual meeting is subject to proration for the partial year of service ending on the date of the next annual meeting.

Initial equity awards vest, subject to continued board service, in three equal annual increments, on the first, second, and third anniversaries of the date of commencement of board service or attainment of non-employee director status or, if earlier, upon (but effective immediately prior to) the occurrence of a change in control of Magnite. Annual equity awards vest, subject to continued board service, on the first anniversary of the date of grant or, if earlier, upon the occurrence of either (1) a change in control of Magnite (effective immediately prior thereto) or (2) the first regular annual meeting occurring in the year immediately following the year in which such annual equity awards were granted. In addition, if a non-employee director ceases board service for any reason other than removal for cause before vesting in full of equity awards, then the director's awards vest with respect to a pro-rata portion of the underlying shares (up to but not exceeding the number of unvested shares remaining subject to such awards) determined based upon the period of board service. Vesting of equity awards will cease, and unvested equity awards will lapse, upon a recipient's removal for cause from board service.

Director Equity Retention Guidelines

Under our equity retention guidelines which were amended and restated by the Board of Directors on October 19, 2022, each director is required to accumulate, as of the first March 31 which occurs after the fifth anniversary following the date of commencement of service and each March 31 thereafter (each, an "Annual Compliance Assessment Date"), an amount of equity equal to five times the director's base board cash compensation (the "Minimum Retained Equity"). Equity that counts toward the ownership requirement includes: (1) shares owned outright by the director or beneficially owned by the director by virtue of being held by a member of the director's immediate family members residing in the same household or in a trust for the benefit of the director or his or her immediate family residing in the same household; (2) shares held in qualified plans or IRAs; (3) vested shares (or vested restricted stock units) deemed to be held in non-qualified plans; and (4) unvested time-based restricted shares (or restricted stock units). Subject to limited exceptions, if the Minimum Retained Equity is not achieved as of an Annual Compliance Assessment Date, a director will be prohibited from selling or otherwise transferring beneficial ownership, until the next Annual Compliance Assessment Date at which the individual achieves compliance, of more than one-half of the vested after-tax shares of company common stock obtained as a result of the vesting of any restricted stock or restricted stock unit award.

2022 Director Compensation Table

The following table sets forth all compensation provided to our non-employee directors for 2022. The compensation for Mr. Barrett, our Chief Executive Officer, is described in the "Executive Compensation" section below. Mr. Barrett did not receive any compensation for his services as a director in 2022. Note that Mr. Pearson and Ms. Yu were appointed to the Board, effective March 21, 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards($)[2][3]	Option Awards ($)[2][4]	Total ($)
Paul Caine	$125,000	$184,347	—	$309,347
Robert Frankenberg	$72,500	$184,347	—	$256,847
Sarah P. Harden	$57,500	$184,347	—	$241,847
Doug Knopper	$70,000	$184,347	—	$254,347
Rachel Lam	$67,000	$184,347	—	$251,347
David Pearson	$74,000	$611,669	—	$685,669
James Rossman	$69,500	$184,347	—	$253,847
Robert F. Spillane	$72,000	$184,347	—	$256,347
Lisa L. Troe	$70,000	$184,347	—	$254,347
Diane Yu	$50,000	$611,669	—	$661,669

(1) Consists of annual board retainer and fees for service as Chairman, a committee chair, committee member, or Lead Independent Director, as the case may be. See the narrative disclosure above for a description of such fees.

(2) In accordance with the rules of the SEC, these amounts represent the aggregate grant date fair value of the stock awards and option awards granted to the non-employee directors during the fiscal year computed in accordance with ASC 718. Our equity awards valuation approach and related underlying assumptions for awards granted in 2022 are described in Note 2 "Organization and Summary of Significant Accounting Policies—Stock-Based Compensation" and Note 12 "Stock-Based Compensation" to the Consolidated Financial Statements in our Annual Report on Form 10-K. The reported amounts do not necessarily reflect the value that may be realized by the non-employee director with respect to the awards, which will depend on future changes in stock value and may be more or less than the amount shown. The number of shares granted to directors was determined by dividing the approved value of the awards by the 20-day trailing average of the Company's stock price on the grant date, and accordingly the grant date fair value of the stock awards may differ from the value of the approved award.

(3) Stock awards for 2022 consisted of an annual award of 16,489 restricted stock units granted on June 7, 2022 to each director serving on our board at such time. On March 31, 2022, Mr. Pearson and Ms. Yu were each granted an initial equity award of 30,145 restricted stock units, and a pro-rated annual equity award of 2,277 restricted stock units in connection with their appointments to the board. As of December 31, 2022, the aggregate number of shares of our common stock covered by unvested stock awards held by each of our non-employee directors was as follows:

Paul Caine	16,489
Robert J. Frankenberg	16,489
Sarah P. Harden[a]	16,489
Doug Knopper	16,489
Rachel Lam	16,489
David Pearson	46,634
James Rossman	16,489
Robert F. Spillane	16,489
Lisa L. Troe	16,489
Diane Yu	46,634

   (a) Ms. Harden holds an additional 18,436 vested but deferred restricted stock units.

(4) As of December 31, 2022, the aggregate number of shares of our common stock covered by stock options held by each of our non-employee directors was as follows:

Paul Caine	—
Robert J. Frankenberg	86,500
Sarah P. Harden	—
Doug Knopper	—
Rachel Lam	—
David Pearson	—
James Rossman	—
Robert F. Spillane	86,500
Lisa L. Troe	66,708
Diane Yu	—

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The audit committee of Magnite's board of directors is composed of five members and acts under a written charter that has been approved by Magnite's board of directors. The members of the audit committee are independent directors, based upon standards set forth in applicable laws, rules, and regulations. The audit committee has reviewed and discussed the audited financial statements with management, and has discussed with Magnite's independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte") the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board and the SEC.

The audit committee has also received the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the audit committee concerning independence, and has discussed with Deloitte its independence.

Management is responsible for the Company's financial reporting process and the system of internal controls, including internal control over financial reporting, and procedures designed to promote compliance with accounting standards and applicable laws and regulations. Deloitte is responsible for the audit of the consolidated financial statements. The audit committee's responsibility is to monitor and oversee these processes and procedures.

The audit committee's meetings facilitate communication among the members of the audit committee, management, the internal auditors, and Deloitte. The audit committee separately met with each of the internal auditors and Deloitte, with and without management, to discuss the results of their examinations and their observations and recommendations regarding Magnite's internal controls. The audit committee also met separately with management.

Based on its discussions with management and the independent accounting firm, and its review of the representations and information provided by management and Deloitte, the audit committee recommended to Magnite's board of directors that Magnite's audited financial statements for the fiscal year ended December 31, 2022 be included in Magnite's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023.

By order of the audit committee of the board of directors of Magnite,

AUDIT COMMITTEE
David Pearson, Chair
Lisa L. Troe
Robert Spillane
Rachel Lam
James Rossman

The preceding Report of the Audit Committee shall not be deemed filed under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates this report by reference into a filing under either of such Acts. The report shall not be deemed soliciting material, or subject to Regulation 14A or 14C or the liabilities of Section 18 of the Exchange Act.

EXECUTIVE OFFICERS

The table below sets forth certain information regarding our executive officers as of April 17, 2023.

Name	Age	Position
Michael G. Barrett	61	Chief Executive Officer and Director
Sean Buckley	35	Chief Revenue Officer
David Buonasera	38	Chief Technology Officer
David L. Day	61	Chief Financial Officer
Katie Evans	37	Chief Operating Officer
Brian Gephart	44	Chief Accounting Officer
Aaron Saltz	42	Chief Legal Officer
Adam Soroca	50	Chief Product Officer

Michael G. Barrett. See "Proposal 1: Election of Directors" for Mr. Barrett's biography.

Sean Buckley has served as our Chief Revenue Officer since January 2022. Prior to that, Mr. Buckley served as our Chief Revenue Officer, CTV, since May 2021. Previously, he served as the Chief Operating Officer for SpotX, Inc. from January 2020 to June 2021, Chief Revenue Officer from January 2017 to January 2020, SVP, Global Revenue from July 2014 to January 2017, and Vice President, Platform from June 2013 to July 2014. Mr. Buckley holds a B.S. in Business Administration from Northeastern University.

David Buonasera has served as Chief Technology Officer since March 2023. Prior to that Mr. Buonasera served as our Senior Vice President of Engineering for SpringServe since July 2021 and as head of Magnite CTV Streaming since September 2022. Previously, he helped found SpringServe in 2014 and served as its Chief Technology Officer from July 2014 to July 2021. His career also includes experience as Director of Optimization and Analytics, and Manager of Data Engineering at Appnexus from July 2009 to July 2014. Mr. Buonasera holds a Computer Science and Engineering degree from the University of Pennsylvania.

David L. Day has served as our Chief Financial Officer since May 2016 and served as our Chief Accounting Officer from March 2013 to August 2017. From May 2011 to March 2013, Mr. Day served as the Chief Accounting Officer at ReachLocal, Inc., a public company servicing small and medium-sized businesses as their digital ad agency. Prior to that, Mr. Day provided finance and accounting-related consulting services to technology and telecommunications companies and was co-founder of SignJammer Corporation, a start-up in the out-of-home advertising market, from 2008 to 2011. His career also includes experience as Vice President of Finance for Spot Runner, a technology-based ad agency for small and medium-sized business, Senior Vice President of Finance for Yahoo! Search Marketing, Senior Vice President of Finance and Corporate Controller of Overture, and public accounting experience with PricewaterhouseCoopers and Arthur Andersen. Mr. Day holds a B.S. in Accounting from Brigham Young University.

Katie Evans has served as our Chief Operating Officer since September 2020. From April 1, 2020 through August 2020, Ms. Evans served as the Company's General Manager, CTV. Previously, she served as Chief Operating Officer of Telaria from March 2017 to April 2020 and as Senior Vice President, Strategy and Operations, from November 2015 to March 2017. Ms. Evans holds a B.S. in Business Administration from the University of Richmond.

Brian Gephart has served as our Chief Accounting Officer since June 2021. Prior to joining the Company, Mr. Gephart served as the Chief Financial Officer of Leaf Group, a diversified consumer internet company that operates in digital media and direct-to-consumer ecommerce marketplaces, since May 2020, and as Chief Accounting Officer from June 2019 to May 2020. Prior to joining Leaf Group, Mr. Gephart served as Chief Accounting Officer of JH Capital Group, a diversified consumer finance company, from August 2017 to April 2019. Prior to joining JH Capital Group, Mr. Gephart was a Director at PricewaterhouseCoopers LLP specializing in Capital Markets & Accounting Advisory Services, from July 2011 to August 2017, where he advised a variety of private and public companies on capital market transactions, mergers and acquisitions and financial reporting and accounting matters. Mr. Gephart received a bachelor's degree in Accounting from Hillsdale College and an M.B.A. from DePaul University. Mr. Gephart is a Certified Public Accountant.

Aaron Saltz has served as our Chief Legal Officer since January 2023, and previously served as our General Counsel and Corporate Secretary since April 1, 2020. Previously, Mr. Saltz served as General Counsel of Telaria from November 2015 to April 2020 and as Vice President, Associate General Counsel from January 2013 to October 2015. Prior to Telaria, Mr. Saltz worked as an attorney in the mergers and acquisitions department of Skadden, Arps, Slate, Meagher and Flom LLP from 2005 to 2013. Mr. Saltz holds a B.A. from Cornell University and a J.D. from Harvard Law School.

Adam Soroca has served as our Chief Product Officer since July 2021, where he is responsible for the Company's strategic product direction, product roadmap and go-to-market initiatives. Previously, Mr. Soroca was the Head of Global Buyer Team since our acquisition of nToggle, Inc. in July 2017. Mr. Soroca co-founded nToggle in September 2014 and served as its Chief Executive Officer and a member of the board of directors until nToggle's sale to the Company. Prior to founding nToggle, Mr. Soroca was the chief product officer at Millennial Media (via acquisition of Jumptap) from November 2013 to July 2014, where he oversaw the global product and operations teams. Prior to Millennial Media, from June 2005 to November 2013, Mr. Soroca was the chief product officer and a founding leadership team member at Jumptap, the leading mobile programmatic and audience platform. Mr. Soroca serves as an advisor at CoachUp, Inc., viisights and Chalk Digital. He pioneered bringing both audience data (DMP) and programmatic capabilities (DSP) to the mobile industry. He is a digital advertising entrepreneur and inventor, holding over 90 awarded patents spanning mobile advertising and search techniques. Mr. Soroca holds a B.A. in Economics and Computer Literacy from Middlebury College.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the compensation arrangements we had for 2022 with the following "named executive officers," as determined under the rules of the SEC and identified in the summary compensation table below:

Name	Position
Michael G. Barrett	President and Chief Executive Officer
Sean Buckley	Chief Revenue Officer
David L. Day	Chief Financial Officer
J. Allen Dove[1]	Chief Technology Officer
Katie Evans	Chief Operating Officer
Adam Soroca	Chief Product Officer

(1) Mr. Dove's employment with the Company terminated on August 31, 2022.

Executive Summary

Financial and Business Highlights. In 2022, we continued to demonstrate strong financial and strategic operational performance, building upon significant work we have done in transforming and accelerating the business over the past several years. Notable results include:

- Achieved record revenue of $577.1 million, an increase of 23%, compared to $468.4 million in 2021;

- Improved profitability with an increase in Adjusted EBITDA to $178.8 million, compared to Adjusted EBITDA of $148.7 million in 2021 (see page 53 of our Annual Report on Form 10-K for the year ended December 31, 2022 for a reconciliation of net income (loss) to adjusted EBITDA);

- Continued to integrate and optimize the core capabilities acquired in the Telaria, SpotX and SpringServe acquisitions. Through these strategic combination of assets, we continued to advance our position as the world's largest independent omni-channel sell-side advertising platform and programmatic CTV marketplace; and

- Executed new customer agreements with key partners including GroupM, LG Ads Solutions, The Kroger Co., Vizio, Fox Corporation, Horizon Media and many more.

Compensation Highlights. Our compensation programs are designed to support creation of stockholder value while maintaining our ability to recruit and retain critical talent in a highly competitive industry. Our results in 2022 were significantly impacted by macro-economic challenges in the second-half of the year, such as inflation and recessionary concerns, which heavily impacted the overall ad market with many of our clients reducing their marketing campaigns and ad budgets. As a result of the negative impacts to our business, which were generally felt across our industry, our compensation committee undertook a rigorous review of the business environment and Magnite's relative and absolute performance. Overall, the compensation committee took the following key actions in 2022:

- In response to stockholder feedback received in 2022, enhanced the performance orientation of the compensation program for 2023 and increased ownership guidelines for the CEO and NEOs. For 2023, Mr. Barrett's annual equity grant will consist of 50% PSUs (increased from 30%) and annual grants for the remaining named executive officers will consist of 30% PSUs (increased from 0%);

- Approved target total pay increases of 7% for Mr. Barrett, and 29% on average for other named executive officers (other than Messrs. Buckley and Dove, who joined the Company on April 30, 2021 in connection with the closing of the SpotX Acquisition), to respond to increased competition in the technology talent market and support leadership stability through continued integration of multiple acquisitions in past two years. The majority of these increases were made through equity compensation, in order to maintain strong alignment with stockholders; and

- Approved outcomes for the Company's incentive programs ending in 2022, with the annual incentive program paying out at 92.9% of target, and the April 2020 performance-based equity units granted to Mr. Barrett paying out at 94.31% of target. Outcomes for the annual incentive program reflect refined year-end annual performance targets based on revised revenue and adjusted EBITDA less Capex assumptions for the second half of the year, which were made to recognize and reward the executive team's response to market volatility and macroeconomic challenges that were felt across our industry and which reflected, in the committee's judgment, more appropriate goals by which to judge our employees and executive officers. Prior to this adjustment, the annual incentive would have otherwise paid out at 69.3% of target.

Consideration of 2022 Say on Pay Vote. Approximately 56% of the votes cast at the 2022 annual meeting of stockholders were in support of the advisory resolution to approve our executive compensation program. This was significantly below the 87% support we received in the prior year, and the 97% support we received in 2020. The Company values our stockholder perspectives and feedback and takes the Say-on-Pay outcomes seriously. In response to the lower vote result, we performed a comprehensive review of our executive compensation programs and undertook

stockholder engagement efforts both before and after our 2022 annual meeting to solicit shareholder feedback about our executive compensation program. Following last year's meeting, we reached out to 20 of our largest stockholders, representing approximately 50% of our outstanding shares, and this led to a number of engagements between our leadership team and stockholders. Several stockholders declined the opportunity for engagement and expressed satisfaction regarding the Company's current compensation philosophy and programs. Based on stockholder feedback, we have taken the following actions for our 2023 program.

We summarize below the key concerns expressed to us and the actions we have taken in response:

Investor Feedback	Magnite Response
Consider enhancing the performance-orientation of the long-term incentive program to better align with long-term value creation.	• Increased percentage of CEO's annual 2023 equity grant consisting of PSUs from 30% to 50% • Incorporated PSUs into annual 2023 equity grants for our other named executive officers (implemented at 30%)
Concern expressed regarding special equity retention grants to former SpotX executives subsequent to acquisition.	• In 2022, no off-cycle one-time awards were granted to named executive officers. • The special equity grants were issued to the new Magnite executives in 2021 as a one-time measure following a strategic acquisition, in an effort to align compensation with existing program structure for other named executive officers.
Disfavor of the use of a special one-time equity award granted to our CEO. However, the performance weighted structure and long-term vesting period were noted as positive aspects of the grant.	• No new off-cycle one-time awards were granted to our CEO. • Following the Company's merger with Telaria and the acquisition of SpotX, the intention of the one-time award was to support the retention of our CEO and provide an additional incentive to drive the next phase of company growth.

Executive Compensation Governance. Our executive compensation program includes a number of features intended to reflect best practices in the market and help ensure that the program reinforces our stockholders' interests. These features are described in more detail below in this Compensation Discussion and Analysis and include the following:

What We Do:	What We Don't Do:
✓ Provide a significant portion of CEO pay that is "at-risk" (90% of 2022 target direct compensation was based on financial or share price performance; target direct compensation includes the CEO's annual base salary, target cash incentive amount, and the grant date fair value of his equity awards)	✗ No single-trigger change in control benefits ✗ No gross-ups for change in control benefits ✗ No discounted stock options or option re-pricings ✗ No excessive perquisites ✗ No hedging or pledging of our equity securities
✓ Utilize a formulaic incentive structure in our annual incentive program, as well as limit the maximum annual incentive payment to 150% of the target amount	
✓ Maintain both market competitive ownership guidelines and holding requirements to align with stockholder and market expectations (enhanced guidelines in 2022 for CEO and NEOs)	
✓ Incorporate performance-based equity for our CEO based on outperforming the market (increasing to 50% for CEO in 2023 and implementing at 30% for NEOs in 2023)	
✓ Employ a clawback policy to allow the Company to recover any performance-based compensation later proven unearned	
✓ Retain an independent compensation consultant to advise the independent compensation committee	
✓ Consider feedback from stockholders as part of the compensation committee's annual program review	

Annual CEO Pay Actions. The compensation committee made more moderate changes to compensation in 2022 (+7%) for the purpose of maintaining market competitiveness, particularly when considering the increases to total CEO pay that were made in 2021 (total pay increase of 41%) to reflect Magnite's increased size, scale, and complexity following the combination with Telaria and acquisition of SpotX. In March 2022, Mr. Barrett's target pay levels increased to $6.2 million (from $5.8 million in 2021) driven entirely by an increase in his annual equity award (increase to $5.0 million from $4.6 million). Mr. Barrett's base salary of $600,000 and target cash incentive amount of $600,000 remained unchanged from 2021 levels. Compensation for Mr. Barrett is strongly aligned with company performance, particularly through the use of performance-based annual and long-term incentive compensation, with 50% of Mr. Barrett's 2023 annual equity award consisting of PSUs (up from 30% in 2022).

Executive Compensation Philosophy and Objectives

The compensation committee conducts an annual review of our executive compensation program to help ensure that: (1) the program is designed to align the interests of our named executive officers with our stockholders' interests by rewarding performance that is tied to creating stockholder value; and (2) the program provides a total compensation package for each of our named executive officers that we believe is competitive and necessary to attract and retain talent.

We accomplish these objectives by providing a total compensation package that includes three main components: base salary, annual performance-based cash awards and long-term equity-based awards. We believe that in order to attract and retain top executives, we need to provide them with compensation levels that reward their continued service. Some of the elements, such as base salaries and annual cash awards, are paid out on a short-term or current basis. Other elements, such as equity awards that are subject to multi-year vesting schedules and benefits provided upon certain terminations of employment, are paid out on a long-term basis. We believe this mix of short- and long-term elements allows us to achieve our goals of attracting, retaining and motivating our top executives. We also, in certain cases, provide our named executive officers with certain relocation and other benefits in connection with their joining us.

In structuring executive compensation packages, the compensation committee considers how each component promotes retention and motivates performance. Base salaries, severance and other termination benefits are primarily intended to attract and retain highly qualified executives. These elements of our executive compensation program are generally not dependent on performance. Annual cash bonus opportunities provide further incentives to achieve performance goals specified by the compensation committee and long-term equity awards provide incentives to help create value for our stockholders and continue employment with us through specified vesting dates.

Payment of our annual performance-based cash awards is solely contingent upon the achievement of financial performance metrics. The amount of compensation ultimately received for these awards varies with our annual financial performance, thereby providing additional incentives to achieve short-term or annual goals that we believe will maximize stockholder value over the long term.

We believe that by providing a significant portion of our named executive officers' total compensation package in the form of equity-based awards, we are able to create an incentive to build stockholder value over the long-term and more closely align the interests of our named executive officers to those of our stockholders. Our annual equity awards to named executive officers for 2022 consisted of PSUs (for the CEO only), stock options and restricted stock unit awards, which generally only vest if the executive remains employed with us through the vesting date. For 2023, to further align compensation of our executive officers to performance, we expanded the use of PSUs to all named executive officers.

Compensation Determination Process

The compensation committee considers, determines, reviews, and revises all components of each named executive officer's compensation. It may not delegate that responsibility. The compensation committee also has oversight of and consults with management regarding executive and non-executive employee compensation plans and programs, including administration of our equity incentive plans.

The compensation committee retains an independent executive compensation consultant, Semler Brossy Consulting Group, LLC, referred to as Semler Brossy, to provide input, analysis, and consultation about our executive compensation. During 2022, Semler Brossy's work with the compensation committee included analysis, advice, and recommendations on total compensation philosophy; peer groups and market assessment and analysis; compensation program design, including program goals, components, and metrics; equity usage and allocation; compensation trends in comparable business sectors and in the general marketplace for senior executives; regulatory factors; and the compensation of the chief executive officer and the other named executive officers, including advice on the design of cash-based and equity-based compensation.

Semler Brossy reports directly and solely to the compensation committee and performs compensation consulting services for the compensation committee at its request. Semler Brossy is not engaged to perform services directly for our management. The compensation committee has concluded that no conflict of interest exists with respect to its engagement of Semler Brossy nor are there other factors that would adversely impact Semler Brossy's independence in advising the compensation committee under applicable SEC and Nasdaq rules. The compensation committee reached this conclusion after considering the following six factors, as well as Semler Brossy's views regarding its independence and other information the compensation committee deemed relevant: (i) the provision of other services to us by Semler Brossy; (ii) the amount of fees received from us by Semler Brossy, as a percentage of the total revenue of Semler Brossy; (iii) the policies and procedures of Semler Brossy that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the Semler Brossy consultants with a member of the compensation committee; (v) any of our stock owned by the Semler Brossy consultants; and (vi) any business or personal relationship of the Semler Brossy consultants or Semler Brossy with any of our executive officers.

Executive officers do not propose or seek approval for, or have any decision-making authority with respect to, their own compensation. Executive officers are also not present during any deliberations or determinations of their pay or performance. The chief executive officer makes recommendations to the compensation committee on the base salary, annual incentive cash targets, and equity awards for each named executive officer other than himself, based on his assessment of each executive officer's performance during the year and other factors, including compensation survey data and input from Semler Brossy.

Performance reviews for the chief executive officer and other named executive officers include factors that may vary depending on the role of the individual officer, including strategic capability—how well the executive officer identifies and develops relevant business strategies and plans; execution—how well the executive officer executes strategies and plans; and leadership capability—how well the executive officer leads and develops the organization and its people. The compensation committee conducts an annual performance review of the chief executive officer to evaluate the Company's performance, his performance and the performance of the management team and considers this review in determining the chief executive officer's base salary, annual performance-based cash incentive target, and equity awards.

We have engaged in discussions regarding our compensation philosophy with several of our large stockholders, and we intend to engage in further compensation-related discussions from time to time at such stockholders' request.

Peer Group Compensation Assessment

The compensation committee works with Semler Brossy periodically to select a peer group of companies in our industry to assist the committee in making its compensation decisions. Although the compensation committee reviews and discusses the peer company compensation data provided by Semler Brossy to help inform its decision-making process, the compensation committee does not set compensation levels at any specific level or percentile against the peer group data. The peer company data is only one point of information taken into account by the compensation committee in making compensation decisions.

In July 2021, following the successful acquisitions of SpotX and SpringServe, the compensation committee, with assistance from Semler Brossy, reviewed Magnite's current peer group companies. The Committee determined that for 2022, five companies should be added to the peer group to further balance the scope and scale of the group (Zeta Global, fuboTV, DoubleVerify, Integral Ad Science, and PubMatic). The added companies were selected based on several criteria, including being similar in size, favoring companies based in California or New York, and having a reasonably comparable business. Specifically, the criteria the compensation committee used to assess our 2022 peer group are summarized below:

- **Size and Scale:** Using our 2021 peer group as a starting point, we initially identified a group of companies with (i) a range of annual revenues of approximately $150 million to approximately $600 million, roughly 0.5x to 2x our annualized revenues of approximately $300 million at the time of the analysis and (ii) market capitalizations of approximately $600 million to approximately $6 billion, roughly 0.2x to 2x our market capitalization of approximately $3 billion at the time of the analysis.

- **Industry and Business:** We identified innovative companies that focused on advertising and video orientation, and were heavily impacted by marketing budgets and customer spend.

- **Other Qualitative Factors:** We identified companies that were located in California, New York, or other major metropolitan areas, operated online exchanges or marketplaces, or were strong talent competitors.

Fiscal 2022 Peer Group

Cardlytics	Integral Ad Science	Quotient Technology
Digital Turbine	LivePerson	SPS Commerce
DoubleVerify	LiveRamp	TechTarget
EverQuote	PROS Holdings	Upland Software
fuboTV	PubMatic	Zeta Global
	QuinStreet	

Current Executive Compensation Program Elements

The current elements of our executive compensation program are:

- base salaries;

- annual performance-based cash awards;

- equity-based incentive awards; and

- certain additional employee benefits.

We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our named executive officers' compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances.

As discussed throughout this Compensation Discussion and Analysis, the compensation policies and programs applicable to our named executive officers reflect our emphasis on aligning the interests of our executive officers with our stockholders' interests in enhancing our value over the long term. Applying this philosophy, a significant portion of overall compensation opportunities offered to our named executive officers is in the form of (i) equity-based compensation with a value directly linked to our stock price and (ii) annual performance-based cash awards contingent upon achievement of measurable financial objectives.

Base Salaries

Base salaries for our named executive officers are designed to be competitive when compared with similarly situated executives within our peer group, and are based on a variety of factors, including level of responsibility, performance, and the recommendations of the chief executive officer for named executive officers other than the chief executive officer. Base salaries are reviewed annually or at the time of promotion or other changes in responsibilities. In determining whether to award base salary increases, the compensation committee considers our overall business outlook, our budget, the executive's individual performance, historical compensation, market compensation levels for comparable positions, internal pay equity, and other factors, including any retention concerns.

After consideration of the data from the peer group described above and the other factors described in the preceding paragraph, the compensation committee increased incumbent named executive officers' (other than Mr. Barrett) base salaries in February 2022 which are described in the table below. Mr. Buckley, Mr. Day, Mr. Dove, Mr. Soroca and Ms. Evans received increases of 4.8%, 12.4%, 0.9%, 17.6%, and 9.7%, respectively, to reflect the increased size and scope of their roles following the transactions and based on the market data for their respective roles. Mr. Barrett did not receive an increase in base salary.

Name	2021 Annual Base Salary	2022 Annual Base Salary	Percent Increase (%)
Michael Barrett	$600,000	$600,000	0%
Sean Buckley	$525,000	$550,000	4.8%
David Day	$471,000	$529,500	12.4%
J. Allen Dove[1]	$525,000	$529,500	0.9%
Katie Evans	$429,000	$470,500	9.7%
Adam Soroca	$400,000	$470,500	17.6%

(1) Mr. Dove's employment with the Company terminated on August 31, 2022.

Annual Performance-Based Cash Awards

Our named executive officers are eligible to receive cash incentive payments under our Executive Cash Incentive Plan, referred to as the Executive Bonus Plan, which is administered by our compensation committee. The amount of cash incentive payments under the Executive Bonus Plan is determined based upon the achievement of pre-established corporate financial objectives that the compensation committee believed were challenging yet achievable.

Following the use of a semi-annual structure for the 2021 Executive Bonus Plan, which reflected the goal setting and timing challenges following the SpotX acquisition, for 2022 the compensation committee determined to move back to an annual structure for the 2022 Executive Bonus Plan. The compensation committee did not make any changes to target annual bonus as a percentage of base salary for any of the NEOs in 2022.

2022 target bonuses were as follows:

Name	2021 Annual Target % of Base Salary	2022 Annual Target % of Base Salary
Michael Barrett	100%	100%
Sean Buckley	100%	100%
David Day	70%	70%
J. Allen Dove[1]	70%	70%
Katie Evans	70%	70%
Adam Soroca	70%	70%

(1) Mr. Dove's employment with the Company terminated on August 31, 2022.

In 2022, performance was measured against three financial goals: DV+ revenue ex-TAC, CTV revenue ex-TAC, and adjusted EBITDA less capital expenditures, referred to as capex. The compensation committee chose these financial metrics because they represent objectively determinable financial targets and focused the Company on goals important to Magnite's success following the Telaria integration and SpotX and SpringServe transactions. For a description of how we calculate revenue ex-TAC and adjusted EBITDA, see the "Non-GAAP Financial Measures" section of the Management Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Company's Annual Report on Form 10-K.

Initial Annual Bonus Targets

At the beginning of 2022, the compensation committee established performance goals for the full year 2022 as reflected in the table below:

Performance Goal	Metric Weight	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)
CTV Revenue ex-TAC	40%	$209 million	$262 million	$301 million
DV+ Revenue ex-TAC	40%	$272 million	$340 million	$392 million
Adjusted EBITDA less Capital Expenditures	20%	$124 million	$177 million	$213 million

Revised Annual Bonus Targets and Payout

In July 2022 , after taking into account the significant macroeconomic challenges and market volatility faced by the Company and its impact on the underlying assumptions for the original revenue and adjusted EBITDA less capex performance targets set at the beginning of the year, the committee decided to also track performance against a revised annual revenue ex-TAC and adjusted EBITDA less capex goals which reflected updated assumptions for the second half of the year based on the business context and expectations at the time. In February 2023, the compensation committee determined that for the full year 2022, the Company achieved CTV revenue ex-TAC of $215 million, DV+ revenue ex-TAC of $300 million and Adjusted EBITDA less capex of $135 million, which would have resulted in a weighted payout percentage of 69.2% of each named executive officers' target bonuses for 2022.

Following the assessment of full-year performance, in recognition of the Company's strong performance relative to industry benchmarks and peers, the committee determined that it would be appropriate to measure performance for the entire organization (including named executive officers) against the revised revenue ex-TAC and adjusted EBITDA less capex annual goals to support engagement and retention. This resulted in an adjustment to the annual incentive program, which increased the overall payout from 69.2% of target, to 92.9% of target; each of the individual metric outcomes remained above the original thresholds established at the beginning of the year and below the revised targets.

Performance Goal	Metric Weight	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)	2022 Actual Result (92.9% payout)
CTV Revenue ex-TAC	40%	$187 million	$234 million	$269 million	$215 million
DV+ Revenue ex-TAC	40%	$255 million	$318 million	$366 million	$300 million
Adjusted EBITDA less Capital Expenditures	20%	$102 million	$146 million	$175 million	$135 million

Name	2022 Bonus Target	2022 Bonus % Earned	2022 Bonus Paid
Michael Barrett	$600,000	92.9%	$557,520
Sean Buckley	$550,000	92.9%	$511,060
David Day	$370,500	92.9%	$344,269
Katie Evans	$329,500	92.9%	$306,171
Adam Soroca	$329,500	92.9%	$306,171

Mr. Dove's employment with the Company terminated on August 31, 2022. Pursuant to the terms of his severance agreement, he was paid a total of $170,949 in respect of his 2022 bonus, which represented his pro-rated target bonus for the year of termination.

SpotX Transaction Bonuses

Pursuant to the terms of the SpotX acquisition agreement in 2021, two former SpotX employees, Messrs. Buckley and Dove, received transaction bonuses on behalf of SpotX's former parent, RTL US Holding, Inc. ("RTL"). The third and final bonus payments of $745,721 and $596,591 to Mr. Buckley and Mr. Dove, respectively, were made in May 2022 and were paid by us but funded by RTL. While these final payments were made in 2022 and therefore appear in the Summary Compensation Table this year, they originate from the 2021 acquisition agreement and do not represent a new or separate payment approved by the committee.

2022 Annual Equity Awards

We grant equity-based compensation to our named executive officers in order to attract, retain and reward our executives and strengthen the mutuality of interests between our named executive officers and stockholders. The compensation committee annually determines the form and amount of equity-based incentives granted to executives. In making its determinations, the compensation committee considers factors such as peer group market data, recommendations from Semler Brossy, the executive's and our performance in the last year and the results achieved by the executive, the executive's base salary, target annual incentive opportunity and prior grants of equity awards, and the compensation committee's view regarding the future potential of long-term contributions of the executive. Recommendations of the chief executive officer are also taken into consideration for our named executive officers other than the chief executive officer.

In February 2022, each of our named executive officers received an annual equity grant. The number of stock options, RSUs and PSUs granted to each of our named executive officers for the 2022 annual grant is set forth in the table below:

Name	Number of Stock Options Granted	Number of RSUs Granted	Target Number of PSUs Granted	Total Approved Value[1]
Michael Barrett	172,216	138,313	86,806	$5,000,000
David Day	68,886	152,144	—	$2,800,000
Sean Buckley	86,108	121,024	—	$2,500,000
J. Allen Dove[2]	68,886	96,816	—	$2,000,000
Katie Evans	68,886	96,819	—	$2,000,000
Adam Soroca	68,886	96,819	—	$2,000,000

(1) The number of RSUs granted is calculated based on the aggregate dollar value of the approved award divided by the average closing market price of our common stock on Nasdaq for the 20 trading days immediately prior to and including the date of grant. The number of options granted is calculated based on the aggregate dollar value of the approved award divided by an estimated Black-Scholes value, considering historical volatility assumptions. The number of PSUs granted is calculated based on the aggregate dollar value of the approved award divided by the estimated fair value on the grant date using a Monte Carlo model. As a result of these methods, the fair value of the awards computed in accordance with FASB ASC Topic 718 (and the values reflected in the compensation tables below), may be lower or higher than the equity compensation value approved by the compensation committee.

(2) Mr. Dove's employment with the Company terminated on August 31, 2022.

If our stock price were not to increase, the stock options will not deliver any economic value because the options have an exercise price equal to our stock price on the date of grant and our equity incentive plans prohibit stock option repricing. The stock options and RSUs reflected in the table above vest over four years to provide an additional retention incentive, except for 55,325 RSUs granted to Mr. Day, which vest over two years. In determining the size of the 2022 annual awards for all named executive officers, the compensation committee calibrated award values to encourage equity ownership and ensure a stable leadership team through the SpotX and SpringServe integrations; specifically, the compensation committee (i) considered the increased scope of the executives' roles following the close of the transactions and increased scale of Magnite and (ii) sought to continue to deliver annual equity grant values close to market level for 2022.

For 2022, the compensation committee determined that Mr. Barrrett's annual PSU award would remain consistent with the award's design in 2021 and 2022. Mr. Barrett's annual equity grant is made in the form of PSUs that vest based on our TSR for the three-year period beginning on the grant date of the award relative to the TSRs of the companies in the Russell 2000 index over the same period. The Russell 2000 was chosen as the TSR comparator group because the compensation committee believes this index represents a reasonable investment alternative for stockholders considering investing in our business while requiring stable and robust performance outcomes. This PSU award, which was granted in February 2022 and has a target of 86,806 stock units, represented approximately 30% of the total fair value of Mr. Barrett's annual equity award for 2022 (as determined as of the grant date in accordance with generally accepted accounting principles). The award is eligible to vest between 0% and 150% of the target number of units subject to the award based on the performance schedule below:

Magnite Relative TSR Ranking vs. Russell 2000 Index	Vesting % of Target Number of PSUs
80th Percentile or Higher	150%
55th Percentile	100%
20th Percentile	25%
Below 20th Percentile	0%

The vesting percentage will be interpolated on a linear basis between the levels stated in the chart above. Additionally, in the event Magnite's TSR for the performance period is negative, the vesting percent of shares is capped at 100% of target shares. In approving the award, the compensation committee believed it would enhance the performance-based nature of our executive compensation program and further align Mr. Barrett's interests with those of our stockholders.

Vesting of April 2020 PSUs

On April 1, 2020, the Company granted Mr. Barrett PSUs that vest based on our TSR for the three-year period beginning on the grant date of the award relative to the TSRs of the companies in the Russell 2000 index over the same period. In April 2023, the compensation committee certified that the Company's TSR was 39.61% for the Performance Period, which represented the 52.35th percentile relative to the Index. Accordingly, 94.31% of the target PSUs held by Mr. Barrett vested on April 1, 2023.

Magnite Relative TSR Ranking vs. Russell 2000 Index	Vesting % of Target Number of PSUs
80th Percentile or Higher	150%
55th Percentile	100%
20th Percentile	25%
Below 20th Percentile	0%
Actual: 52.35th Percentile	**Actual: 94.31%**

Other Employee Benefits and Perquisites

We have generally not offered extensive benefits or other compensation programs to our named executive officers, apart from employee benefits made available generally to our employees such as participation in Magnite's 401(k) plan and eligibility to receive a company match, and health and welfare benefit programs.

Employment Arrangements

We have entered into an employment agreement with Mr. Barrett and offer letters with each of our other named executive officers. Each of the named executive officers serves on an at-will basis and the employment agreement and offer letters do not have a specified term. The employment agreement and offer letters provide for a base salary, eligibility to receive an annual performance bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us.

Severance Agreements

We are also party to Executive Severance and Vesting Acceleration Agreements, referred to as the severance agreements, with each of our named executive officers that provide for severance and other termination benefits upon certain qualifying terminations of employment. These severance agreements are intended to provide economic protection so that an executive can remain focused on our business without undue personal concern in the event that his position is eliminated or, in some cases, significantly altered by us, which we believe is particularly important in light of the executives' leadership roles at Magnite. The compensation committee believes that providing severance or similar benefits is common among similarly situated executives in our industry generally and remains important in recruiting and retaining key executives.

The prospect of a change in control of Magnite can also cause significant distraction and uncertainty for executive officers and, accordingly, the compensation committee believes that appropriate change in control protections are important tools for aligning executives' interests with those of our stockholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment. Accordingly, the severance agreements also provide for enhanced severance payments and accelerated vesting of equity awards if the executives' employment is terminated in connection with or following a change in control of Magnite.

For more information regarding the potential payments and benefits that would be provided to our named executive officers in connection with certain terminations of their employment (including terminations in connection with a change in control) on the last business day of fiscal year 2022, please see "Potential Payments upon Termination or Change in Control" below.

We do not provide our executives with tax "gross-up" payments in connection with a termination of their employment and/or a change in control of Magnite.

Tax Considerations

Section 162(m) of the federal tax laws generally prohibits a publicly held company from deducting compensation paid to a current or former named executive officer that exceeds $1 million during the tax year. Certain awards granted before November 2, 2017 that were based upon attaining pre-established performance measures that were set by the Company's compensation committee under a plan approved by the Company's stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. As one of the factors in its consideration of compensation matters, the compensation committee notes this deductibility limitation. However, the compensation committee has the flexibility to take any compensation-related actions that it determines are in the best interests of the Company and our stockholders, including awarding compensation that may not be deductible for tax purposes. There can be no assurance that any compensation will in fact be deductible.

Recoupment Policy

Our board or the compensation committee shall, in circumstances it deems appropriate, require return to us of the excess portion of any payment made to an employee pursuant to an award issued after April 7, 2016 under our 2014 Equity Incentive Plan or 2014 Inducement Grant Equity Incentive Plan, or under our annual cash incentive plan, if: (1) the payment was predicated upon achieving certain financial results that became the subject of a substantial restatement of our financial statements filed with the SEC within the three full fiscal years after the payment; (2) our board or the compensation committee determines that the participant engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the participant based upon the restated financial results. In each such instance, the "excess portion" of the payment is the amount (in terms of dollars or shares) by which the payment received exceeded the lower payment that would have been made based on the restated financial results. In each case, the return of payment will be net of any taxes paid by the employee in connection with original receipt or subsequent transfer of the payment. Our board or the compensation committee also has the discretion, in circumstances it deems appropriate, to require reimbursement of any or all payments received with respect to any award granted on or after April 7, 2016 to an employee who has engaged in fraud, bribery, or illegal acts similar to fraud or bribery related to employment, or knowingly failed to report such acts of another employee over whom the employee had direct supervisory responsibility. Our board or the compensation committee shall not seek recovery to the extent it determines (a) that to do so would be unreasonable or (b) that it would be better for us not to do so. In making such determination, and without limiting the scope of its discretion, our board or the compensation committee shall take into account such considerations as it deems appropriate, including, without limitation, the likelihood of success under governing law versus the cost and effort involved, whether the assertion of a claim may prejudice our interests, including in any related proceeding or investigation, the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct, and any pending legal proceeding relating to the applicable fraud or illegal conduct. Our board or the compensation committee also may in its discretion direct us to disclose the circumstances surrounding any recoupment made under this policy where not otherwise required by applicable regulation. The Company intends to timely adopt any changes to its clawback policies as may be necessary to comply with the final Nasdaq listing standards implementing the requirements of Exchange Act Rule 10D-1.

Executive Officer Equity Ownership Guidelines and Retention Holding Requirements

Under our equity retention guidelines which were amended and restated by our board on October 19, 2022, the chief executive officer and each of the other named executive officers are required to accumulate, as of the first March 31 which occurs after the fifth anniversary following the date he or she became a named executive officer and each March 31 thereafter (each, an "Annual Compliance Assessment Date"), a minimum level of company equity. The minimum level of equity for the chief executive officer is equal to six times base salary and the minimum level of equity for the other named executive officers is equal to two times the named executive officer's base salary (the "Minimum Retained Equity"). Equity that counts toward the ownership requirement includes: (1) shares owned outright by the named executive officer or beneficially owned by the named executive officer by virtue of being held by a member of the named executive officer's immediate family residing in the same household or in a trust for the benefit of the named executive officer or immediate family members residing in the same household; (2) shares held in qualified plans or IRAs; (3) vested shares (or vested RSUs) deemed to be held in non-qualified plans; and (4) unvested time-based restricted shares (or restricted stock units). Subject to limited exceptions, if the Minimum Retained Equity is not achieved as of an Annual Compliance Assessment Date, a named executive officer will be prohibited from selling or otherwise transferring beneficial ownership, until the next Annual Compliance Assessment Date at which the individual achieves compliance, of more than one-half of the vested after-tax shares of company common stock obtained as a result of the vesting of any restricted stock or restricted stock unit award.

Policy Against Repricing and Cash Buyouts

Our 2014 Equity Incentive Plan and 2014 Inducement Grant Equity Incentive Plan prohibit our board from decreasing the exercise price of or otherwise repricing awards of stock options and stock appreciation rights unless such action is first approved by our stockholders. In addition, the plans prohibit us from redeeming or repurchasing stock options or stock appreciation rights unless such redemptions or repurchases are approved by our stockholders.

Policy Against Hedging and Pledging

We recognize that hedging against losses in company shares may disturb the alignment between stockholders and employees that our equity awards are intended to build. Accordingly, we have incorporated prohibitions on various hedging activities within our Insider Trading Policy, which applies to directors, officers and certain employees who we have designated as insiders, as well as such persons' family members, life partners, or owned or controlled entities. The policy prohibits all transactions that are designed to hedge or offset any decrease in the market value of our securities, including prepaid variable forward contracts, equity swaps, futures, collars, exchange funds, options, puts and calls. The policy also prohibits pledging shares of our common stock as security as well as short sales and purchases or sales of puts or calls for speculative purposes.

Policy Regarding Equity-Based Awards

Our Equity Award Grant Guidelines set forth our policies and procedures with respect to the granting of equity awards to employees and executive officers of the Company. Equity awards for board members are subject to our Non-Employee Director Compensation Policy. All awards are approved by our board of directors or compensation committee. Generally, regular annual equity awards to employees are approved by the compensation committee during the Company's annual compensation cycle. For new hires, awards are generally granted at the first regularly scheduled quarterly meeting of the compensation committee following the employee's employment start date. The compensation committee may also approve grants for employees who have not yet commenced employment, in which case the grant will generally occur on the employee's start date.

Risk Assessment in Compensation Programs

The compensation committee annually assesses our executive and broad-based compensation and benefits programs on an overall basis to determine whether the programs' provisions and operations create undesired or unintentional material risk. This risk assessment process takes into account numerous compensation terms and practices that we maintain that aid in controlling risk, including the mix of cash, equity, and near- and long-term incentive programs, the use of multi-year vesting periods for equity awards, and a variety of performance criteria for incentive compensation, the claw-back provisions that apply to our annual incentive cash plan and equity plan, and the cap on the maximum cash incentive awards that can be earned in a given year regardless of company performance. This risk assessment process also included a review of program policies and practices, program analysis to identify risk and risk controls, and determinations as to the sufficiency of risk identification and risk control, the balance of potential risk to potential reward, and the significance of the programs and their risks to company strategy. Although we reviewed all significant compensation programs, we focused on those programs with variable payout, in particular assessing the ability of participants to directly affect payouts, and the controls on such situations.

Based on the foregoing, we believe that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us as a whole. We also believe that our incentive compensation programs do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk-management practices; and are adequately supported by the compensation committee's oversight of our executive compensation programs.

Compensation Committee Report

The compensation committee has reviewed and discussed our Compensation Discussion and Analysis section with management and, based on the review and discussions, recommended to the board that the Compensation Discussion and Analysis section be included in the Company's Annual Report on Form 10-K.

Compensation Committee

Doug Knopper, Chair
Robert J. Frankenberg
Sarah P. Harden
James Rossman

The foregoing report of the compensation committee is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any Magnite filing under the Securities Act or the Exchange Act, whether made before or after the date of this report and irrespective of any general incorporation language in such filing.

MAGNITE NAMED EXECUTIVE OFFICER COMPENSATION TABLES

Summary Compensation Table - 2022

The following table and narratives that follow describe the 2022, 2021 and 2020 compensation provided to our named executive officers. Messrs Buckley and Dove were not named executive officers of Magnite prior to 2021, thus, pursuant to SEC guidance, we have only included compensation information for 2021 and 2022. Mr. Dove's employment with the Company terminated on August 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Michael Barrett	2022	600,000	142,260[3]	3,422,559	1,538,233	415,260[4]	10,185[5]	6,128,497
President and CEO	2021	587,500	—	15,509,916	1,464,475	717,263	12,435	18,291,589
	2020	458,750[6]	—	1,829,238	740,068	476,102	8,747	3,512,905
David Day	2022	529,500	87,846[3]	2,114,802	615,290	256,423[4]	12,489[7]	3,616,350
Chief Financial Officer	2021	460,750	—	1,359,328	636,731	393,755	12,506	2,863,070
	2020	422,500	—	813,083	370,034	258,940	12,575	1,877,132
Sean Buckley	2022	550,000	876,126[8]	1,682,234	769,117	380,655[4]	7,223[5]	4,265,355
Chief Revenue Officer	2021	350,000[9]	7,478,777[8]	3,380,030	855,972	577,211	5,749	12,647,739
J. Allen Dove	2022	414,096	596,591[8]	1,345,784	615,290	148,200[10]	1,535,747[11]	4,655,708
Chief Technology Officer	2021	339,395[9]	5,741,175[8]	3,380,030	855,972	326,065	2,480	10,645,117
Katie Evans	2022	470,500	78,124[3]	1,345,784	615,290	228,047[4]	10,185[5]	2,747,930
Chief Operating Officer	2021	421,750	—	1,019,496	477,561	366,678	12,435	2,297,920
	2020	271,437[12]	44,415[13]	1,029,906	222,019	216,690	15,593	1,800,060
Adam Sorocca	2022	470,500	78,124[3]	1,345,784	615,290	228,047[4]	9,269[5]	2,747,014
Chief Product Officer	2021	393,750	—	1,019,496	477,561	336,536	10,048	2,237,391
	2020	362,500	—	596,260	271,357	225,691	6,195	1,462,003

(1) In accordance with the rules of the SEC, these amounts represent the aggregate grant date fair value of the stock awards and option awards granted to the named executive officer during the applicable fiscal year computed in accordance with ASC 718. Magnite's equity awards valuation approach and related underlying assumptions for awards are described in Note 2 "Organization and Summary of Significant Accounting Policies—Stock-Based Compensation" and Note 12 "Stock-Based Compensation" to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K (and the assumptions for awards granted prior to 2022 are set forth in the corresponding notes in the Annual Report on Form 10-K for the applicable fiscal year).

(2) Cash incentive amounts earned by the named executive officers for service during the year, including amounts paid subsequent to that year based upon performance during that year.

(3) Includes adjustment to the annual incentive program, which increased the overall payout from 69.2% of target to 92.9% of target.

(4) Includes amount earned under the original annual incentive program at 69.2% payout.

(5) Includes 401(k) plan matching contributions, contributions to life insurance premiums, transportation and gym reimbursement and work-from-home stipend, as applicable.

(6) In 2020, Mr. Barrett's salary was temporarily reduced from $550,000 to $385,000 in response to business challenges associated with the COVID-19 pandemic.

(7) Includes 401(k) plan matching contributions, contributions to life insurance premiums, transportation reimbursement and work-from-home stipend.

(8) Messrs. Dove and Buckley were formerly employed by SpotX prior to its acquisition by the Company. These amounts represent the transaction bonus paid by the Company on behalf of RTL, the former parent and seller of SpotX. The transaction bonuses were funded by RTL pursuant to the SpotX acquisition agreement. For Mr. Buckley in 2022, this amount also includes $130,405 in connection with adjustment to the annual incentive program, which increased the overall payout from 69.2% of target to 92.9% of target.

(9) Messrs. Dove and Buckley commenced employment with the Company on April 30, 2021, with an annual base salary of $325,000 and $525,000, respectively. On May 26, 2021 Mr. Dove was promoted to the role of Chief Technology Officer and his annual base was increased to $525,000.

(10) Includes payout of H1 advance earned under annual incentive program .

(11) Includes 401(k) plan matching contributions, contributions to life insurance premiums, work-from-home stipend, and severance benefits including base salary ($529,500), target bonus ($370,500), pro-rated target performance bonus ($22,749), continued group health insurance coverage ($22,678), and gains associated with the accelerated vesting of equity awards ($579,020).

(12) Ms. Evans commenced employment with the Company on April 1, 2020 with an annual base salary of $400,000.

(13) For 1H 2020, Ms. Evans did not earn any incentive compensation pursuant to the terms of her legacy Telaria 1H incentive compensation plan. The compensation committee approved a payout of 29.61% of Ms. Evans' 1H target bonus in order to align with other executives.

Grants of Plan-Based Awards - 2022

The following table provides information regarding the equity and non-equity incentive plan awards that were granted to Magnite's named executive officers in 2022.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold	Target	Maximum				
Michael Barrett	—	300,000	600,000	900,000	—	—	—	—	—	—	—
	2/1/2022	—	—	—	—	—	—	138,313	—	—	1,922,551
	2/1/2022	—	—	—	—	—	—	—	172,216	13.90	1,538,233
	2/1/2022[3]	—	—	—	21,702	86,806	130,209	—	—	—	1,500,008
David Day	—	185,250	370,500	555,750	—	—	—	—	—	—	—
	2/1/2022	—	—	—	—	—	—	152,144	—	—	2,114,802
	2/1/2022	—	—	—	—	—	—	—	68,886	13.90	615,290
Sean Buckley	—	275,000	550,000	825,000	—	—	—	—	—	—	—
	2/1/2022	—	—	—	—	—	—	121,024	—	—	1,682,234
	2/1/2022	—	—	—	—	—	—	—	86,108	13.90	769,117
J. Allen Dove	—	185,250	370,500	555,750	—	—	—	—	—	—	—
	2/1/2022	—	—	—	—	—	—	96,819	—	—	1,345,784
	2/1/2022	—	—	—	—	—	—	—	68,886	13.90	615,290
Katie Evans	—	164,750	329,500	494,250	—	—	—	—	—	—	—
	2/1/2022	—	—	—	—	—	—	96,819	—	—	1,345,784
	2/1/2022	—	—	—	—	—	—	—	68,886	13.90	615,290
Adam Sorocca	—	164,750	329,500	494,250	—	—	—	—	—	—	—
	2/1/2022	—	—	—	—	—	—	96,819	—	—	1,345,784
	2/1/2022	—	—	—	—	—	—	—	68,886	13.90	615,290

(1) Represents full year bonus opportunity as of December 31, 2022.

(2) In accordance with the rules of the SEC, these amounts represent the aggregate grant date fair value of the stock awards and option awards granted to the named executive officer during 2022 computed in accordance with ASC 718. Our equity awards valuation approach and related underlying assumptions for awards granted in 2022 are described in Note 2 "Organization and Summary of Significant Accounting Policies-Stock-Based Compensation" and Note 12 "Stock-Based Compensation" to the Consolidated Financial Statements in our Annual Report on Form 10-K.

(3) Grant of a performance stock unit. The award is eligible to vest as to 0% to 150% of the target number of shares, based on the issuer's total stockholder return for the three-year period beginning on the grant date of the award relative to the TSRs of the companies in the Russell 2000 index over that period.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreement/Offer Letters

We have entered into an employment agreement with Mr. Barrett and offer letters with each of our other named executive officers. Each of our named executive officers serves on an at-will basis and the employment agreement and offer letters do not have a specified term. The employment agreement and offer letters provide for a base salary, eligibility to receive an annual performance bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us. We are also party to agreements with the named executive officers providing for the severance benefits described below under "Potential Payments upon Termination or Change in Control."

Non-Equity Incentive Plan Awards

For a description of the material terms of the non-equity incentive plan awards reported in the table above, see "Compensation Discussion and Analysis—Current Executive Compensation Program Elements—Annual Performance-Based Cash Awards" above.

Equity Incentive Plan Awards

Each of the equity incentive awards reported in the "Grants of Plan-Based Awards - 2022" table above was granted under, and is subject to, the terms of our 2014 Equity Incentive Plan, referred to as the 2014 Plan. The 2014 Plan is administered by the compensation committee. The compensation committee has authority to interpret the plan provisions and make all required determinations under the plan. Awards granted under the plan are generally not transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Generally, and subject to limited exceptions set forth in the 2014 Plan, if we undergo certain corporate transactions such as a merger, consolidation or similar transaction, or a sale of all or substantially all of our assets or securities, the plan administrator has the discretion to determine how outstanding equity awards will be treated in connection with such corporate transaction (including discretion to provide for accelerated vesting of such awards in connection with the transaction), and if no affirmative determination is made, all outstanding equity awards will fully vest and options will be fully exercisable, and will terminate or be terminated in connection with such corporate transaction, unless the awards are to be assumed or substituted by the successor corporation. The named executive officers are also party to agreements that provide for acceleration of their equity awards in connection with certain terminations of their employment as described below under "Potential Payments upon Termination or Change in Control."

The equity awards granted to our named executive officers other than Mr. Barrett in 2022 were in the form of stock options, and restricted stock units, referred to as RSUs. Mr. Barrett received equity awards in 2022 in the form of stock options, RSUs, and performance stock units, referred to as PSUs. The vesting requirements applicable to each equity award granted to the named executive officers are described in the footnotes to the table below and in the section above entitled "Compensation Discussion and Analysis." RSUs are payable on vesting in an equal number of shares of our common stock. Stock options represent the right to receive a share of our common stock upon exercise of the option and payment of the exercise price. The named executive officers do not have the right to vote the shares subject to the awards and do not have any dividend rights with respect to the RSUs, stock options, or PSUs.

Outstanding Equity Awards as of December 31, 2022

The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2022.

Name	Grant Date	Option Awards				Stock Awards		PSU Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Michael Barrett	2/1/22	—	172,216[2]	13.90	2/1/32	—	—	—	—
	4/1/21	22,649	31,709[3]	42.80	4/1/31	—	—	—	—
	4/1/20	154,378	77,190[4]	5.28	4/1/30	—	—	—	—
	2/22/19	287,500	12,500[5]	5.14	2/22/29	—	—	—	—
	3/15/18	300,000	—	1.97	3/15/28	—	—	—	—
	3/17/17	686,160	—	5.80	3/17/27	—	—	—	—
	2/1/22	—	—	—	—	138,313[6]	1,464,735	—	—
	8/26/21	—	—	—	—	136,939[7]	1,450,184	—	—
	4/1/21	—	—	—	—	25,219[8]	267,069	—	—
	4/1/20	—	—	—	—	62,328[9]	660,054	—	—
	2/22/19	—	—	—	—	21,875[10]	231,656	—	—
	2/1/22	—	—	—	—	—	—	86,806[11]	919,276
	8/26/21	—	—	—	—	—	—	379,635[12]	4,020,335
	4/1/21	—	—	—	—	—	—	6,573[11]	69,608
	4/1/20	—	—	—	—	—	—	219,512[11]	2,324,632
David Day	2/1/22	—	68,886[2]	13.90	2/1/32	—	—	—	—
	4/1/21	9,847	13,787[3]	42.80	4/1/31	—	—	—	—
	4/1/20	77,189	38,595[4]	5.28	4/1/30	—	—	—	—
	2/20/19	70,437	6,709[5]	4.92	2/20/29	—	—	—	—
	3/15/18	9,584	—	1.97	3/15/28	—	—	—	—
	5/19/15	9,300	—	16.75	5/19/25	—	—	—	—
	2/1/22	—	—	—	—	96,819[13]	1,025,313	—	—
	2/1/22	—	—	—	—	55,325[14]	585,892	—	—
	4/1/21	—	—	—	—	19,188[15]	203,201	—	—
	4/1/20	—	—	—	—	54,537[16]	577,547	—	—
	2/20/19	—	—	—	—	11,750[10]	124,433	—	—
Sean Buckley	2/1/22	—	86,108[2]	13.90	2/1/32	—	—	—	—
	6/1/21	17,332	26,456[17]	30.93	6/1/31	—	—	—	—
	2/1/22	—	—	—	—	121,024[18]	1,281,644	—	—
	6/1/21	—	—	—	—	36,776[19]	389,458	—	—
	6/1/21	—	—	—	—	25,218[20]	267,059	—	—
J. Allen Dove	2/1/22	25,832	—	13.90	8/31/23	—	—	—	—
	6/1/21	24,630	—	30.93	8/31/23	—	—	—	—

| | | Option Awards | | | | Stock Awards | | PSU Awards | |
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($) [1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Katie Evans	2/1/22	—	68,886[2]	13.90	2/1/32	—	—	—	—
	4/1/21	7,386	10,340[3]	42.80	4/1/31	—	—	—	—
	4/1/20	46,313	23,157[4]	5.28	4/1/30	—	—	—	—
	2/28/19	32,149	1,397[21]	5.16	2/28/29	—	—	—	—
	2/27/18	56,137	—	3.61	2/27/28	—	—	—	—
	2/1/22	—	—	—	—	96,819[13]	1,025,313	—	—
	4/1/21	—	—	—	—	14,391[22]	152,401	—	—
	4/1/20	—	—	—	—	32,722[23]	346,526	—	—
	2/28/19	—	—	—	—	12,523[24]	132,619	—	—
Adam Soroca	2/1/22	—	68,886[2]	13.90	2/1/32	—	—	—	—
	4/1/21	7,386	10,340[3]	42.80	4/1/31	—	—	—	—
	4/1/20	56,605	28,303[4]	5.28	4/1/30	—	—	—	—
	2/20/19	124,386	5,584[5]	4.92	2/20/29	—	—	—	—
	3/15/18	33,315	—	1.97	3/15/28	—	—	—	—
	2/1/22	—	—	—	—	96,819[13]	1,025,313	—	—
	4/1/21	—	—	—	—	14,391[22]	152,401	—	—
	4/1/20	—	—	—	—	39,995[25]	423,547	—	—
	2/20/19	—	—	—	—	9,813[10]	103,920	—	—

(1) In accordance with the rules of the SEC, the values represent the product of the number of shares that have not vested and $10.59, which was the closing market price of our common stock on December 31, 2022. The reported amount does not necessarily reflect the value that may be realized by the individual because the awards vest over a specified period of time from the date of grant contingent upon continued employment and, in the case of PSUs, the issuer's total stockholder return or the issuer achieving certain share price targets over the performance period, and the actual amount received upon sale of shares will depend upon the fair market value of the shares at the times they are sold.

(2) These stock options vest with respect to 25% of the underlying shares on February 1, 2023 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(3) These stock options vest (or vested) with respect to 25% of the underlying shares on April 1, 2022 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(4) These stock options vest (or vested) with respect to 25% of the underlying shares on April 1, 2021 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(5) These stock options vest (or vested) with respect to 25% of the underlying shares on February 1, 2020 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(6) These RSUs vest as follows: 34,578 shares on February 15, 2023, 8,645 shares on each May 15, August 15, November 15, and February 15 thereafter until November 15, 2025, and 8,640 shares on February 15, 2026.

(7) These RSUs vest in three equal installments on each of August 15, 2023, August 15, 2024, and August 15, 2025.

(8) These RSUs vest as follows: 2,609 shares on February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2025 and 1,738 shares on May 15, 2025.

(9) These RSUs vest as follows: 11,000 shares on February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2024 and 7,328 shares on May 15, 2024.

(10) These RSUs vest on May 15, 2023.

(11) The vesting of these PSUs will be determined based on the issuer's total stockholder return ("TSR") for the three-year period beginning on the grant date of the award relative to the TSRs of the companies in the Russell 2000 index over that period. The award is eligible to vest as to 0% to 150% of the target number of performance-based restricted stock units. In accordance with SEC rules, the number of shares reflected in the table above assumes 150% for the April 1, 2020 grant, 25% for the April 1, 2021 grant, and 100% for the February 1, 2022 grant as of December 31, 2022.

(12) The award consists of three equal tranches, which vest if the Company achieves share price targets of $60.00, $80.00, and $100.00, respectively, over 60 consecutive trading days during a performance period commencing on August 26, 2022 and ending on August 26, 2026. To the extent any of the performance-based requirements are met, the Company's CEO must also provide continued service to the Company through at least August 26, 2024 to receive any shares of common stock underlying the grant and through August 26, 2026 to receive all of the shares of common stock underlying the performance units that have satisfied the applicable performance-based requirement. In accordance with SEC rules, the number of shares reflected in the table above assumes target achievement.

(13) These RSUs vest as follows: 24,205 shares on February 15, 2023, 6,051 shares on each May 15, August 15, November 15, and February 15 thereafter until November 15, 2025, and 6,053 shares on February 15, 2026.

(14) These RSUs vest in two equal installments on each of February 1, 2023 and February 1, 2024.

(15) These RSUs vest as follows: 1,985 shares on February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2025 and 1,323 shares on May 15, 2025.

(16) These RSUs vest as follows: 9,625 shares on February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2024 and 6,412 shares on May 15, 2024.

(17) These stock options vest (or vested) with respect to 25% of the underlying shares on May 15, 2022 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(18) These RSUs vest as follows: 30,256 shares on February 15, 2023, 7,564 shares on each May 15, August 15, November 15, and February 15 thereafter until February 15, 2026.

(19) These RSUs vest as follows: 3,678 shares on February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2025 and 3,674 shares on May 15, 2025.

(20) These RSUs vest on June 1, 2023.

(21) These stock options vest (or vested) with respect to 25% of the underlying shares on February 14, 2020 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(22) These RSUs vest as follows: 1,489 shares on February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2025 and 990 shares on May 15, 2025.

(23) These RSUs vest as follows: 5,775 shares February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2024 and 3,847 shares on May 15, 2024.

(24) These RSUs vest on February 14, 2023.

(25) These RSUs vest as follows: 7,058 shares February 15, 2023 and each May 15, August 15, November 15, and February 15 thereafter until February 15, 2024 and 4,705 shares on May 15, 2024.

Option Exercises and Stock Vested - 2022

The following table provides information regarding stock options that were exercised by our named executive officers during 2022 and the restricted stock unit awards granted to our named executive officers that vested during 2022.

Name	Option Awards		Stock Awards	
	Gross Number of Shares Acquired on Exercise(#)	Value Realized on Exercise ($)[1]	Gross Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Michael Barrett	—	—	158,961	1,760,082
David Day	—	—	101,122	1,124,947
Sean Buckley	—	—	47,286	503,864
J. Allen Dove	—	—	121,538[3]	1,040,697[3]
Katie Evans	—	—	103,319	1,315,800
Adam Soroca	—	—	79,983	888,774

(1) The value realized upon the exercise of a stock option is calculated by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of our common stock on the date the stock option was exercised and the per-share exercise price of the options. Represents the gross value realized prior to any applicable tax withholding.

(2) The value realized upon the vesting of a stock award is calculated by multiplying (i) the number of shares of our common stock that vested, by (ii) the per-share closing price of our common stock on the vesting date. Represents the gross value realized prior to any applicable tax withholding.

(3) The gross number of shares acquired on vesting and the value realized on vesting for Mr. Dove includes 77,930 restricted stock units that had accelerated vesting in connection with his severance agreement.

Severance and Potential Payments upon Termination or Change in Control

The following section describes the benefits that may become payable to our named executive officers in connection with a termination of their employment with us and/or a change in control of Magnite. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from the amounts presented below. Factors that could affect these amounts include the timing during the year of any such event.

We are a party to an Executive Severance and Vesting Acceleration Agreement, referred to as the severance agreement, with each of our named executive officers. These agreements, which were most recently updated in April 2023, provide that if we terminate the employment of any of these executives without "cause", if any of these executives resigns for "good reason", or if the executive's employment terminates due to the executive's death or "disability" (as such terms are defined in the severance agreement), and prior to and not in connection with the consummation of a "sale transaction" (as such term is defined in the severance agreement), the executive will be entitled to receive (A) continuation of his or her then-current base salary for 12 months, (B)(i) for Mr. Buckley, a full target bonus and pro-rata performance bonus for the year of termination based upon the portion of the year worked and net of bonus amounts previously paid for the year , (ii) for Messrs. Barrett, Day, and Soroca and Ms. Evans, a pro-rata target bonus for the year of termination based upon the portion of the year worked and net of bonus amounts previously paid for the year, (C) continuation of group health insurance coverage or reimbursement of premiums for each executive and his or her respective dependents for 12 months, and (D) accelerated vesting of equity awards that vest solely over time for 12 months following termination of employment.

If we terminate the employment of any of these executives without cause, if any of them resigns for good reason or if any the executive's employment terminates due to the executive's death or disability, in any case in connection with or following a change in control of Magnite (within thirteen months after the change in control for Mr. Barrett), the benefits described above will be increased to include for Messrs. Barrett and Day, additional cash severance equal to one year's target bonus (paid over 12 months); and for all the executives, full acceleration of vesting of all equity awards that vest solely over time.

On August 31, 2022, Mr. Dove's employment with the Company was terminated. In connection with Mr. Dove's termination, he was paid the following pursuant to the terms of his severance agreement: (A) 12 months base salary; (B) full target bonus; (C) pro-rated performance bonus for periods employed in 2022; (D) 12 months continuation of group health insurance coverage; and (E) 12 months accelerated vesting of equity awards.

For a description of Mr. Barrett's PSU awards in the event of termination of employment, see the table below.

All severance benefits are conditioned upon these executives entering into a release of claims with us and abiding by the restrictive covenants contained in our standard confidentiality agreement (which includes an indefinite confidentiality covenant and one-year post-termination non-solicitation of employees covenant). The severance agreements also provide that if the payments or benefits made to the executive in connection with a change in control of Magnite would result in an excise tax under Section 280G and 4999 of the U.S. Internal Revenue Code, such payments or benefits will be reduced if and to the extent such a reduction would result in a greater after-tax benefit for the executive.

The following tables present our estimates of the value of the payments and benefits that each of the named executive officers (other than Mr. Dove) would have been entitled to receive (1) had his employment been terminated by us without "cause," by the executive for "good reason", or due to the executive's death or "disability" on December 31, 2022 and (2) had both such a termination of the executive's employment and a change in control of Magnite occurred on that date. The actual amounts that would be paid upon a named executive officer's termination of employment and/ or a change in control can only be determined at the time of such event. In connection with the termination of his employment on August 31, 2022, Mr. Dove received severance with a total dollar value of $1,531,177, which includes 12 months accelerated vesting of restricted stock units. He also received 12 months accelerated vesting of out-of-the-money option awards, which remain outstanding until August 31, 2023.

Severance Benefits (No Change in Control)[1]

Name	Cash Severance ($)[2]	Bonus ($)[3]	Continued Health Insurance Coverage ($)[4]	Value of Accelerated Vesting of Equity Awards ($)[5]	Total ($)
Michael Barrett	600,000	600,000	31,315	3,949,116[6]	5,180,431
David Day	529,500	370,500	15,658	1,098,586	2,014,244
Sean Buckley	1,100,000	550,000	31,315	983,578	2,664,893
Katie Evans	235,250	329,500	15,658	660,579	1,476,237
Adam Soroca	235,250	329,500	15,658	693,372	1,509,030

(1) As of December 31, 2022, Mr. Soroca and Ms. Evans were entitled to 6 months continuation of base salary, 6 months continuation of health benefits, and 6 months equity acceleration, which terms were amended to 12 months in April 2023. Mr. Day was entitled to 6 months continuation of health benefits as of December 31, 2022, which term was amended to 12 months in April 2023.

(2) The cash severance amount included in the table above is equal to 12 months base salary plus target bonus (in the case of Mr. Buckley), 12 months base salary (in the case of Messrs. Barrett and Mr. Day) and 6 months base salary (in the case of Mr. Soroca and Ms. Evans).

(3) The bonus amount included in the table above is equal to the executive's pro-rated bonus through December 31, 2022. Actual payments made to executives upon termination would be reduced by any bonus amounts previously paid to such executives in respect of their 2022 bonus.

(4) As of December 31, 2022, the executive was entitled to continuation of group health insurance coverage or reimbursement of premiums for the executive and his dependents for the following specified periods: 12 months for Messrs. Barrett and Buckley, and 6 months for Ms. Evans and Messrs. Day and Soroca.

(5) The equity acceleration amount included in the table represents the value of the equity awards that would vest in connection with the termination of the executive's employment as of December 31, 2022 (12 months for Messrs. Barrett, Buckley, and Day, and 6 months for Ms. Evans and Mr. Soroca). The value of the accelerated options, RSUs, and PSUs presented in the table is calculated based on our closing stock price on December 31, 2022 of $10.59 and, in the case of the accelerated options, less the exercise price of in-the-money options.

(6) For the PSUs granted in April 1, 2020, April 1, 2021, and February 1, 2022 under an involuntary termination (termination without "cause" or if the executive resigns for "good reason"), Mr. Barrett would be entitled to a prorated amount of the award at the end of the three year performance period based on actual achievement to date multiplied by a fraction where the numerator is how many full months of service has been performed and the denominator is thirty-six (36). However, if the involuntary termination occurred prior to the first anniversary of the grant date, all of the PSUs would be forfeited. If the termination was due to Mr. Barrett's death or "disability" then he would be entitled to a prorated amount of the award based on the target amount of PSUs regardless of whether the termination occurred within one-year of grant.

For Mr. Barrett's one-time PSU granted on August 26, 2021, in the event of an involuntary termination or if the termination was due the executive's death or "disability", the requirements for continued service would be waived and he would earn a number of shares based on actual based on share price targets achieved to date at the time of the termination.

In the table above, the value of the PSUs is calculated assuming an involuntary termination. For the award granted April 1, 2020 and April 1, 2021, the number of PSUs assumes 115.53% and 0% achievement, respectively, based on performance through December 31, 2022, which would result in a total of 154,979 shares and zero shares vesting, respectively, based on Mr. Barrett's service through December 31, 2022. The awards under the February 1, 2022 grant had not yet met the one year anniversary threshold as of December 31, 2022, and as such, no shares would vest under that grant. For the August 26, 2021 grant, no shares would vest as none of the stock price targets have been achieved as of December 31, 2022. The total value of PSU awards included in the table above is $1,641,228.

If Mr. Barrett's employment was terminated due to death or "disability" as of December 31, 2022, he would receive 134,146 shares under his April 1, 2020 grant, 15,336 shares under his April 1, 2021 grant, 26,524 shares under his February 1, 2022 grant, and zero shares under the August 26, 2021 grant. Under this scenario, the total value of PSU awards that would vest would be $1,863,904 and the total value of accelerated equity awards would be $4,171,792.

Severance Benefits (Change in Control)

Name	Cash Severance ($)[1]	Bonus ($)[2]	Continued Health Insurance Coverage ($)[3]	Value of Accelerated Vesting of Equity Awards ($)[4]	Total ($)
Michael Barrett	1,200,000	600,000	31,315	7,088,674[5]	8,919,989
David Day	900,000	370,500	31,315	2,759,365	4,061,180
Sean Buckley	1,100,000	550,000	31,315	1,938,161	3,619,476
Katie Evans	470,500	329,500	31,315	1,787,408	2,439,373
Adam Soroca	470,500	329,500	31,315	1,887,131	2,718,446

(1) The cash severance amount included in the table above is equal to 12 months base salary plus target bonus (in the case of Messrs. Barrett, Day, and Buckley) and 12 months base salary (in the case of Ms. Evans and Mr. Soroca).

(2) The bonus amount included in the table above is equal to the executive's pro-rated bonus through December 31, 2022. Actual payments made to executives upon termination would be reduced by any bonus amounts previously paid to such executives in respect of their 2022 bonus.

(3) The executive is entitled to continuation of group health insurance coverage or reimbursement of premiums for the executive and his dependents for a specified period (12 months for Messrs. Barrett, Day, Buckley, Soroca and Ms. Evans).

(4) The equity acceleration amount included in the table represents the value of the equity awards that would vest in connection with the termination of the executive's employment as of December 31, 2022 (full acceleration of unvested options and RSUs for all executives). The value of the accelerated options, RSUs, and PSUs presented in the table is calculated based on our closing stock price on December 31, 2022 of $10.59, and, in the case of the accelerated options, less the exercise price of in-the-money options.

(5) In the event Mr. Barrett's employment was terminated immediately following the consummation of a change of control, the following provisions apply with respect to his PSUs:

(i) with respect to his PSUs granted on April 1, 2020, April 1, 2021, and February 1, 2022, he would earn a number of shares based on TSR achievement through the change in control event, rather than a three-year TSR, and assuming service through the full performance period; any such shares would vest immediately upon his termination. Assuming the change in control event and termination occurred on December 31, 2022 (at a price of $10.59 per share, the closing price on December 31, 2022), Mr. Barrett would be entitled to 169,068 shares from the April 1, 2020 grant, based on 115.53% achievement to date, zero shares from the April 1, 2021 grant, based on 0% achievement to date, and 70,495 shares from the February 1, 2022 grant, based on 81.21% achievement to date.

(ii) with respect to Mr. Barrett's one-time PSU granted on August 26, 2021, he would earn a number of shares based on achievement of share price targets through the change of control and such shares would vest immediately upon his termination. Assuming the change in control event and termination occurred on December 31, 2022 (at a price of $10.59 per share, the closing price on December 31, 2022), Mr. Barrett would be entitled to zero shares from this grant.

The total value of PSU awards included in the table above is $2,536,972.

CEO Pay-Ratio Disclosure

Pursuant to the Exchange Act, we are required to disclose the ratio of the total annual compensation of our President and CEO, Michael Barrett, to the median of the total annual compensation of all of our employees (excluding our CEO). Based on SEC rules for this disclosure and applying the methodology described above, we have determined that our CEO's total compensation for 2022 was $6,128,497, and the median of the total 2022 compensation of all of our employees (excluding our CEO) was $232,982. Accordingly, we estimate the ratio of our CEO's total compensation for 2022 to the median of the total 2022 compensation of all of our employees (excluding our CEO) to be 26.30 to 1.

We identified the median employee by taking into account the annualized total cash compensation for 2022 for all individuals, excluding our CEO, who were employed by us or one of our affiliates on December 31, 2022. We included all employees, whether employed on a full-time or part-time basis. We did not make any assumptions, adjustments or estimates with respect to their total cash compensation for 2022, but we did annualize the compensation for any employees who were not employed by us for all of 2022. We believe total cash compensation for all employees is an appropriate measure because we do not distribute annual equity awards to all employees.

Once the median employee was identified as described above, that employee's total annual compensation for 2022 was determined using the same rules that apply to reporting the compensation of our named executive officers (including our CEO) in the "Total" column of the Summary Compensation Table. The total compensation amounts included in the first paragraph of this pay-ratio disclosure were determined based on that methodology.

Pay Versus Performance

The following table sets forth additional compensation information of our Principal Executive Officer (PEO) and our other (non-PEO) NEOs along with total shareholder return, net income, and Total Revenue ex TAC performance results for our fiscal years 2020, 2021 and 2022.

| | | | | | Investment of Initial Fixed $100 Investment Based on: | | | |
Year[1]	Summary Comp Table Total for PEO[2]	Compensation Actually Paid to PEO[3][4]	Average Summary Comp Table Total for non-PEO NEOs[2]	Average Compensation Actually Paid to non-PEO NEOs[3][5]	Magnite's Total Shareholder Return[6]	Peer Group Total Shareholder Return[6]	GAAP Net Income (in thousands)	Total 1 Yr Revenue ex-TAC Growth[7]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$6,128,497	-$3,532,121	$3,606,471	$1,383,790	$130	$77	-$130,323	24%
2021	$18,291,589	-$31,006	$7,113,462	$4,617,432	$214	$180	$65	90%
2020	$3,512,905	$33,894,891	$1,777,455	$12,699,997	$376	$193	-$53,432	40%

(1) NEOs included in the above compensation columns reflect the following:

Year	PEO	Non-PEO NEOs
2022	Mr. Barrett	Messrs. Day, Buckley, Soroca and Dove and Ms. Evans
2021	Mr. Barrett	Messrs. Day, Buckley and Dove and Ms. Evans
2020	Mr. Barrett	Messrs. Day, Kershaw, and Soroca and Ms. Evans

(2) Amounts reported in this column represent (i) the total compensation as reported in the Summary Compensation Table for the applicable year in the case of Mr. Barrett (for each year where he served as principal executive officer) and (ii) the average of the total compensation as reported in the Summary Compensation Table for the Company's other NEOs for the applicable year.

(3) The fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns has been estimated pursuant to the guidance in Accounting Standards Codification Topic No. 718: Compensation–Stock Compensation ("ASC Topic 718"). The fair values of restricted share awards that are subject to solely service-based vesting criteria equals the closing price on applicable year-end date(s) or, in the case of vesting dates, the closing price on the applicable vesting dates. The fair values of the one-time PSU award to Mr. Barrett in 2021 that vest upon the attainment of stock price targets and the 2020, 2021, and 2022 PSU awards that vest based on TSR achievement were estimated with a Monte Carlo simulation model as of the applicable year-end date(s) using the same methodology as used to estimate the grant date fair value, but using each company's closing share price on the applicable revaluation date as the current market price and volatility assumptions and risk free rates determined as of the revaluation date based on the length of the award's remaining performance measurement period. The fair values of stock options were estimated using the Black Scholes option pricing model as of the applicable year-end or vesting date(s), using the same methodology as used to estimate the grant date fair value but using (a) the closing share price on the applicable revaluation date as the current market price, (b) an expected remaining life assumption equal to the length of time between the revaluation date and the midpoint between the stock options' vest date and expiration date, (c) expected volatility assumptions and risk free rates determined as of the revaluation date based on the length of the expected remaining life, and (d) an expected dividend rate of 0%. For additional information on the assumptions used to estimate the fair value of the awards, see the Notes to Consolidated Financial Statements in Magnite's Annual Reports on Form 10-K for the fiscal year ended December 31, 2022 and prior fiscal years.

(4) Compensation Actually Paid to PEO (Mr. Barrett) reflects the following adjustments from Total compensation reported in the Summary Compensation Table:

	2020	2021	2022
Total Reported in Summary Compensation Table (SCT)	$3,512,905	$18,291,589	$6,128,497
Less, value of Stock and Option Awards reported in SCT	($2,569,306)	($16,974,391)	($4,960,792)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$18,245,564	$8,100,126	$3,679,620
Plus, Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	$14,583,801	($9,233,914)	($6,440,676)
Plus, FMV of Awards Granted this Year and that Vested this Year	($0)	($0)	($0)
Plus, Change in Fair Value (from prior year-end) of Prior Year awards that Vested this year	$121,927	($214,416)	($1,938,770)
Less Prior Year Fair Value of Prior Year awards that Failed to vest this year	($0)	($0)	($0)
Plus, Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	($0)	($0)	($0)
Total Adjustments	$30,381,986	($18,322,595)	($9,660,618)
Compensation Actually Paid	$33,894,891	($31,006)	($3,532,121)

(5) The average Compensation Actually Paid to the non-PEO NEOs reflects the following adjustments from Total compensation reported in the Summary Compensation Table:

	2020	2021	2022
Total Reported in Summary Compensation Table (SCT)	$1,777,455	$7,113,462	$3,606,471
Less, value of Stock and Option Awards reported in SCT	($1,121,444)	($2,991,280)	($2,212,933)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$7,322,776	$1,475,824	$1,372,534
Plus, Change in Fair Value of Prior Year Awards that are Outstanding and Unvested(a)	$4,611,689	($1,498,220)	($552,353)
Plus, FMV of Awards Granted this Year and that Vested this Year	($0)	($0)	$75,793
Plus, Change in Fair Value (from prior year-end) of Prior Year awards that Vested this year(a)	$109,521	$517,646	($783,541)
Less Prior Year Fair Value of Prior Year awards that Failed to vest this year	($0)	($0)	($122,181)
Plus, Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	($0)	($0)	($0)
Total Adjustments	$10,922,542	($2,496,030)	($2,222,681)
Compensation Actually Paid	$12,699,997	$4,617,432	$1,383,790

(a) In 2020, there were legacy Telaria stock and option awards that the Company assumed as part of the Telaria merger on April 1, 2020 ("Assumed Awards"). These Assumed Awards were originally granted prior to 2020. For the table above, the change in fair value of Assumed Awards that remain outstanding and unvested in 2020 will be determined as the change in fair value from April 1, 2020 to December 31, 2020. Also, the change in fair value of Assumed Awards that vested in 2020 will be determined as the change in fair value from April 1, 2020 to vest date.

(6) Peer group TSR reflects the S&P Internet Select Industry Index performance as reflected in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 pursuant to Item 201(e) of Regulation S-K. For the Company and peer group TSR, each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on December 31, 2019.

(7) Total Revenue ex-TAC Growth is used as the Company selected metric. Our annual incentive program is based 40% on CTV Revenue ex-TAC and 40% on DV+ Revenue ex-TAC which when combined equals our total Revenue ex-TAC.

Relationship Between Magnite's Pay and Performance:

Below are graphs showing the relationship of "compensation actually paid" (CAP) to our Chief Executive Officer and other named executive officers in 2020, 2021 and 2022 to (1) TSR of both Magnite and the Russell 2000 Index, (2) Magnite's net income and (3) Magnite's total Revenue ex-TAC growth.

Compensation actually paid to our CEO and other named executive officers is correlated strongly with relative TSR. The decrease in realized value is driven by stock price decline following awards granted in 2021. The relationships between the compensation actually paid and financial metrics has a weaker correlation due to the stronger connection to share price as indicated above.





The following is a list of financial performance and non-financial performance measures, which in the Company's assessment, represent the most important measures used by the Company to link compensation actually paid to the NEOs for 2022:

Total Revenue ex-TAC Growth
CTV Revenue ex-TAC Growth
DV+ Revenue ex-TAC Growth
Adjusted EBITDA less Capital Expenditures
Relative Total Shareholder Return

For additional details regarding these performance measures, please see the sections titled "Fiscal 2022 Cash Incentive Bonuses" and "Equity Compensation" in our Compensation Discussion and Analysis elsewhere in this Proxy Statement.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our equity interests as of April 17, 2023 by:

- each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests;

- each of our directors and director nominees;

- each of our named executive officers; and

- all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership of our common stock is based on 135,513,598 of our common stock outstanding as of April 17, 2023.

Name and Address of Beneficial Owner[1]	Shares of Common Stock[2]	Percent
5% Stockholders		
The Vanguard Group[3]	12,436,899	9.2
RTL Group GmbH and Related Entities[4]	12,374,315	9.1
Granahan Investment Management LLC[5]	10,419,013	7.7
BlackRock, Inc.[6]	8,905,372	6.6
Edenbrook Capital, LLC[7]	6,893,079	5.1
Named Executive Officers		
Michael Barrett[8]	2,677,117	2.0
David Day[9]	396,570	*
Sean Buckley[10]	132,813	*
J. Allen Dove[11]	122,756	*
Katie Evans[12]	356,667	*
AdamSoroca[13]	490,057	*
Directors and Director Nominees		
Paul Caine[14]	160,033	*
Robert J. Frankenberg[15]	191,847	*
Sarah P. Harden[16]	111,369	*
Doug Knopper[14]	121,545	*
Rachel Lam[14]	203,252	*
David Pearson[14]	28,814	*
James Rossman[14]	342,052	*
Robert F. Spillane[17]	191,847	*
Lisa L. Troe[18]	186,697	*
Diane Yu[14]	28,814	*
All Current Executive Officers and Directors as a Group (18 persons)[19]	5,993,058	4.3

* Indicates ownership of less than one percent.

(1) Except as noted, the address of the named beneficial owner is c/o Magnite, Inc., 1250 Broadway, 15th Floor, New York, New York 10001.

(2) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes shares (i) as to which the individual or entity has sole or shared voting power or investment power, and (ii) the individual owns or has the right to acquire beneficial ownership within 60 days of April 17, 2023. Shares not owned but which the individual has the right to acquire beneficial ownership within 60 days of April 17, 2023 are included in the numerator and denominator for that specific individual in calculating that individual's beneficial ownership percentage, but not deemed outstanding in the aggregate for computing the ownership percentage for others.

(3) Beneficial ownership is based solely on the Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group ("Vanguard") with respect to our common stock as of December 30, 2022. The Schedule 13G/A states that Vanguard has shared voting power as to 257,031 shares, shared dispositive power as to 368,639 shares and sole dispositive power as to 12,068,260 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Beneficial ownership is based solely on the Schedule 13G/A filed with the SEC on May 21, 2021 by RTL Group GmbH, RTL Group S.A. and Bertelsmann SE & Co. KGaA ("Bertelsmann") with respect to our common stock as of May 12, 2021. The Schedule 13G/A states that RTL Group GmbH, RTL Group S.A. and Bertelsmann have shared voting power as to 12,374,315 shares and shared dispositive power as to

12,374,315 shares. The address for RTL Group GmbH is Picassoplatz 1, D-50679 Cologne, Germany. The address for RTL Group S.A. is 43 Boulevard Pierre Frieden, L-1543 Luxembourg, Grand Duchy of Luxembourg. The address for Bertelsmann is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.

(5) Beneficial ownership is based solely on the Schedule 13G/A filed with the SEC on February 14, 2023 by Granahan Investment Management, LLC ("Granahan") with respect to our common stock as of December 31, 2022. The Schedule 13G states that Granahan has sole voting power as to 9,322,004 shares and sole dispositive power as to 10,419,013 shares. The address for Granahan is Wyman Street, Suite 460, Waltham, MA 02451.

(6) Beneficial ownership is based solely on the Schedule 13G/A filed with the SEC on February 1, 2023 by BlackRock, Inc. ("BlackRock") with respect to our common stock. The Schedule 13G/A states that BlackRock has sole voting power as to 8,627,635 shares and sole dispositive power as to 8,905,372 shares. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(7) Beneficial ownership is based solely on the Schedule 13D filed with the SEC on November 10, 2022 by Edenbrook Capital, LLC ("Edenbrook") with respect to our common stock as of November 8, 2022. The Schedule 13D states that Edenbrook has shared dispositive power as to 6,893,079 shares and shared dispositive power as to 6,893,079 shares. The address for Edenbrook is 116 Radio Circle, Mount Kisco, NY, 10549.

(8) Includes 44,129 restricted stock units that will vest within 60 days of April 17, 2023 and 1,556,333 shares issuable pursuant to outstanding stock options exercisable by Mr. Barrett within 60 days of April 17, 2023, of which 1,537,244 were fully vested as of April 17, 2023.

(9) Includes 29,411 restricted stock units that will vest within 60 days of April 17, 2023 and 223,456 shares issuable pursuant to outstanding stock options exercisable by Mr. Day within 60 days of April 17, 2023, of which 214,777 were fully vested as of April 17, 2023.

(10) Includes 36,460 restricted stock units that will vest within 60 days of April 17, 2023 and 51,508 shares issuable pursuant to outstanding stock options exercisable by Mr. Buckley within 60 days of April 17, 2023, of which 46,095 were fully vested as of April 17, 2023.

(11) Based on the Company's knowledge as of Mr. Dove's termination and after giving effect to his severance. At such time, he beneficially owned 72,294 shares of common stock and 50,462 outstanding and fully vested stock options.

(12) Includes 13,315 restricted stock units that will vest within 60 days of April 17, 2023 and 177,243 shares issuable pursuant to outstanding stock options exercisable by Ms. Evans within 60 days of April 17, 2023, of which 170,740 were fully vested as of April 17, 2023.

(13) Includes 24,411 restricted stock units that will vest within 60 days of April 17, 2023 and 263,066 shares issuable pursuant to outstanding stock options exercisable by Mr. Soroca within 60 days of April 17, 2023, of which 255,921 were fully vested as of April 17, 2023.

(14) Includes 16,489 restricted stock units that will vest within 60 days of April 17, 2023.

(15) Includes 16,489 restricted stock units that will vest within 60 days of April 17, 2023 and 86,500 shares issuable pursuant to outstanding stock options exercisable by Mr. Frankenberg within 60 days of April 17, 2023, all of which were fully vested as of April 17, 2023.

(16) Includes 16,489 restricted stock units that will vest within 60 days of April 17, 2023 and 18,436 vested but deferred restricted stock units.

(17) Includes 16,489 restricted stock units that will vest within 60 days of April 17, 2023 and 86,500 shares issuable pursuant to outstanding stock options exercisable by Mr. Spillane within 60 days of April 17, 2023, all of which were fully vested as of April 17, 2023.

(18) Includes 16,489 restricted stock units that will vest within 60 days of April 17, 2023 and 66,708 shares issuable pursuant to outstanding stock options exercisable by Ms. Troe within 60 days of April 17, 2023, all of which were fully vested as of April 17, 2023.

(19) Includes 326,863 restricted stock units that will vest within 60 days of April 17, 2023 and 2,617,903 shares issuable pursuant to outstanding stock options exercisable within 60 days of April 17, 2023, of which 2,567,199 were fully vested as of April 17, 2023.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2022 with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-average Exercise Price of Outstanding Options and Rights[(4)]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Stockholders[(1)]	13,793,769	$9.90	17,530,217[(5)]
Equity Compensation Plans Not Approved by Stockholders[(2)]	1,517,714	$5.37	225,553[(6)]
Total	15,311,483[(3)]	$8.71	17,755,770

(1) Consists of our 2007 Stock Incentive Plan, 2014 Equity Incentive Plan, and 2014 Employee Stock Purchase Plan.

(2) Consists of our 2014 Inducement Grant Equity Incentive Plan and outstanding awards inherited by the Company from the nToggle, Inc. 2014 Equity Incentive Plan and the Telaria Plans, each described below.

(3) Represents 4,672,148 shares to be issued upon exercise of outstanding options, 10,620,899 shares subject to outstanding unvested restricted stock units, and 18,436 shares subject to outstanding vested but deferred restricted stock units. The 10,620,899 shares subject to outstanding unvested restricted stock units includes 639,073 performance related restricted stock units that vest based on certain stock price performance metrics.

(4) Represents the weighted-average exercise price of outstanding options. Shares subject to outstanding unvested restricted stock units and performance-based stock units become issuable upon vesting without any exercise price or other cash consideration required.

(5) Consists of 13,700,699 shares that were available for future issuance under the 2014 Equity Incentive Plan and 3,829,518 shares that were available for future issuance under the 2014 Employee Stock Purchase Plan ("ESPP") as of December 31, 2022, including approximately 235,627 shares subject to purchase during the ESPP offering periods in effect as of December 31, 2022. On January 1, 2023, an additional 6,700,286 shares became available for future issuance under the 2014 Equity Incentive Plan and an additional 1,340,057 shares became available for issuance under the 2014 Employee Stock Purchase Plan, both pursuant to the plan's evergreen provisions that provide for automatic annual increases on January 1 of each year until the plans expire equal to 5% and 1%, respectively, of our outstanding shares as of the preceding December 31 (or such lesser amounts as approved by the Board).

(6) Shares available for future issuance under the 2014 Inducement Grant Equity Incentive Plan.

Our 2014 Inducement Grant Equity Incentive Plan was adopted by our board in November 2014 for use in making employment inducement awards pursuant to Nasdaq Listing Rule 5635(c)(4) (or New York Stock Exchange Rule 303A.08, prior to our move to the Nasdaq Global Select Market). A total of 1 million shares of our common stock was initially reserved for granting stock options, restricted stock, restricted stock units, stock appreciation rights, performance stock awards, and other awards under our 2014 Inducement Grant Equity Incentive Plan. Our board or the compensation committee may increase the number of shares reserved for granting awards under this plan at its discretion, from time to time. The share reserve under this plan was increased by 1,700,000 shares in March 2017 to provide shares underlying the initial equity awards granted to Mr. Barrett in connection with his hire as our President and Chief Executive Officer, which were made as inducement awards. Our board and the compensation committee have discretion to determine the terms of awards granted under our 2014 Inducement Grant Equity Incentive Plan, including vesting, forfeiture and acceleration. The exercise price for stock options granted under our 2014 Inducement Grant Equity Incentive Plan will not be less than the fair market value of our common stock on the date of grant. Restricted stock units may be granted in exchange for any form of legal consideration acceptable to our board and restricted stock may be granted in exchange for the payment of a purchase price, past or future services to our company or any other form of legal consideration. In connection with our acquisition of iSocket, Inc. in November 2014, we granted 132,000 stock options under our 2014 Inducement Grant Equity Incentive Plan with an exercise price of $14.62 per share and a ten-year term, and vesting over approximately four years, with 25% of the total shares granted vesting on the first anniversary of the date of the acquisition of iSocket, Inc. and the balance vesting in 36 equal monthly installments thereafter. In connection with the acquisition of iSocket, we also granted 126,050 restricted stock unit awards under the 2014 Inducement Grant Equity Incentive Plan, vesting over approximately 54 months. In connection with our acquisition of nToggle, Inc. in July 2017, we granted an aggregate of 174,117 restricted stock units under the 2014 Inducement Grant Equity Incentive Plan, vesting over approximately four years. As of December 31, 2022, 225,553 shares were available for issuance under the 2014 Inducement Grant Equity Incentive Plan.

We assumed the nToggle, Inc. 2014 Equity Incentive Plan in connection with our acquisition of nToggle, Inc. in July 2017. In connection with the acquisition, and giving effect to the exchange ratio used to determine the number of Rubicon Project options we issued in exchange for outstanding nToggle options, we assumed a total of 432,482 options previously granted under the nToggle, Inc. 2014 Equity Incentive Plan, with a weighted-average exercise price per share of $0.51, remaining terms ranging to April 2027 and remaining vesting periods ranging to April 2021. We also assumed 77,499 shares of unvested restricted stock with a remaining vesting period to October 2019. In addition, 480,673 shares of common

stock remaining available under the nToggle, Inc. 2014 Equity Incentive Plan were added to the pool of available shares under our 2014 Equity Incentive Plan, and can be used for awards during the period when they would have been available for grant under the nToggle 2014 Equity Incentive Plan to persons who were not employed by the Company or its affiliates immediately before the nToggle acquisition, and otherwise in accordance with the applicable listing standard rules. No further awards will be made under the nToggle 2014 Equity Incentive Plan.

We assumed the Telaria, Inc. 2013 Equity Incentive Plan, as amended, the Telaria, Inc. 2008 Stock Plan, as amended, the ScanScout, Inc. 2009 Equity Incentive Plan, as amended, and certain new hire inducement awards granted by the Telaria board (together, the "Telaria Plans") in April 2020 in connection with the Telaria Merger. In connection with the Telaria Merger, and giving effect to the exchange ratio used to determine the number of Magnite options we issued in exchange for outstanding Telaria options, we assumed a total of 4,998,622 options previously granted under the Telaria Plans, with a weighted-average exercise price per share of $3.80, remaining terms ranging to February 2030 and remaining vesting periods ranging to January 2024.

We also assumed 2,416,824 shares of unvested restricted stock with a remaining vesting period to March 2024. In addition, 7,291,151 shares of common stock remaining available under the Telaria, Inc. 2013 Equity Incentive Plan were added to the 2014 Equity Incentive Plan, which shares will be used solely with respect to new hire awards or awards to former employees of Telaria prior to the merger, provided that if Proposal 4 is approved, the Telaria Shares (as defined in proposal 4) will become available for grant under our Amended and Restated 2014 Equity Incentive Plan without such restrictions. As of December 31, 2022, there were 5,193,363 such shares remaining available for issuance under the 2014 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2022, there is one set of transactions to which the Company has been a participant, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or their family members, had or will have a direct or indirect material interest.

RTL Group GmbH held more than 5% of our outstanding shares as of December 31, 2022, but does not participate in or exercise any control over the management of the Company. Various affiliates of RTL Group GmbH, spent approximately $2,403,000 in 2022 as a buyer on our platform, pursuant to a commercial agreement entered into in the ordinary course of business, which was negotiated at arms-length. Moreover, various affiliates of RTL Group GmbH were paid an aggregate of approximately $1,004,000 in connection with advertising inventory they monetized through our platforms, all pursuant to commercial agreements entered into in the ordinary course of business and negotiated at arms-length. Compensation arrangements with our directors and officers are described under "Director Compensation" and "Executive Compensation."

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors, executive officers and certain other officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Procedures for Approval of Related Person Transactions

We have adopted a formal written policy providing that related person transactions may be consummated or continued only if approved or ratified by the audit committee. The policy defines "related person transactions" as transactions in which we are or will be a participant, the aggregate amount involved since the beginning of the Company's last fiscal year exceeds or may be expected to exceed $100,000, and a related person has or will have a direct or indirect interest. For purposes of this policy, a related person is a person who is or was since the beginning of our last fiscal year a director, nominee for director, or executive officer; a greater than 5% beneficial owner of our common stock; or an immediate family member of any such person. The policy provides that our legal department will review each proposed related person transaction and prepare a description for the audit committee, which will review the proposed transaction and consider such factors, as it deems appropriate, including at least the following factors:

- the terms of the transaction as compared to terms available for a similar transaction with a non-related party;

- the extent of the related person's interest in the transaction;

- the disclosure requirements associated with the transaction;

- the effect of the transaction upon the independence of any director involved;

- the effect of the transaction upon the ability of the related person to fulfill his or her duties to the Company; and

- the appearance of the transaction.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR
THE 2024 ANNUAL MEETING OF STOCKHOLDERS

Pursuant to Exchange Act Rule 14a-8(e), proposals of stockholders being submitted for inclusion in our proxy materials for our 2024 annual meeting of stockholders must be received by us at our corporate headquarters at 1250 Broadway, 15th Floor, New York, New York 10001, directed to the attention of our Corporate Secretary, not later than December 30, 2023 to be considered for inclusion in the proxy statement for that meeting.

Under our bylaws, director nominations and other proposals at our 2024 annual meeting of stockholders that are not intended or eligible for inclusion in the proxy statement for that meeting may, nonetheless, be considered for presentation at the meeting if the nomination or proposal is delivered to or mailed and received by us at our corporate headquarters at 1250 Broadway, 15th Floor, New York, New York 10001 not earlier than the close of business on February 15, 2024 and not later than the close of business on March 16, 2024. However, if the date of the 2024 annual meeting is more than 30 days before the first anniversary of the Annual Meeting or more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which we first make public announcement of the date of the annual meeting. In addition to giving notice pursuant to the advance notice provisions of our bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must also provide the notice required Rule 14a-19, the SEC's universal proxy rule, to our Corporate Secretary regarding such intent no later than April 15, 2024. A copy of our bylaws may be obtained from our Corporate Secretary.

The chairman of the meeting may refuse to acknowledge or introduce any matter brought by a stockholder at a meeting if notice of the matter is not received within the applicable deadlines or does not comply with our bylaws. If a stockholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the meeting.

ANNUAL REPORT

A copy of our 2022 Annual Report as filed with the SEC on February 22, 2023, without exhibits, will be provided without charge upon written request addressed to our Corporate Secretary at our corporate headquarters at 1250 Broadway, 15th Floor, New York, New York 10001. A copy of our 2022 Annual Report may also be obtained via the Internet by following the instructions set forth in the Notice of Internet Availability of Proxy Materials or in the "Financials and Filings" section of our Investor Relations website at http://investor.magnite.com.

By Order of the Board of Directors,



Aaron Saltz
Chief Legal Officer

April 28, 2023

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING ONLINE, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES, PLEASE VOTE AS PROMPTLY AS POSSIBLE. YOU ARE URGED TO SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS ELECTRONICALLY OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR, IF YOU RECEIVED A PRINTED COPY OF THE PROXY MATERIALS, ON YOUR PROXY CARD OR VOTING INSTRUCTION FORM. IF YOU REQUESTED A PRINTED COPY OF YOUR PROXY MATERIALS, YOU MAY ALSO VOTE BY MAIL BY SIGNING, DATING, AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM IN THE PRE-PAID ENVELOPE PROVIDED. VOTING NOW VIA PROXY WILL NOT LIMIT YOUR RIGHT TO CHANGE YOUR VOTE OR TO ATTEND THE ANNUAL MEETING ONLINE.

MAGNITE, INC.

AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN

ORIGINALLY ADOPTED BY THE BOARD: November 14, 2013

ORIGINALLY APPROVED BY THE STOCKHOLDERS: March 14, 2014

ORIGINAL EFFECTIVE DATE: April 1, 2014

AMENDED BY THE BOARD: April 7, 2016

AMENDED AND RESTATED BY THE BOARD: April 20, 2023

APPROVED BY THE STOCKHOLDERS: [___], 2023

1.   **GENERAL.**

      (a)   **Plan History**.   The Plan originally became effective as of April 1, 2014 as the successor to and continuation of the Company's prior compensatory stock plan. The Plan has been amended from time to time following the Original Effective Date. The Plan is hereby amended and restated, effective as of April 20, 2023 (the "Effective Date").

      (b)   **Eligible Award Recipients**.   Employees, Directors and Consultants are eligible to receive Awards.

      (c)   **Available Awards**.   The Plan provides for the grant of the following Awards, any of which may be subject to the achievement of Performance Goals: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Restricted Stock Awards; (v) Restricted Stock Unit Awards; and (vi) Other Stock Awards.

      (d)   **Purpose**.   This Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2.   **ADMINISTRATION.**

      (a)   **Administration by Board**.   The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

      (b)   **Powers of Board**. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

      (i)   To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

      (ii)   To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Document, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

      (iii)   To settle all controversies regarding the Plan and Awards granted under it.

      (iv)   To accelerate, in whole or in part, or to extend, in whole or in part, the time during which an Award may be exercised or vest, or at which cash or shares of Common Stock may be issued.

      (v)   To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Document, suspension or termination of the Plan will not materially impair a Participant's rights under his or her then-outstanding Award without his or her written consent except as provided in subsection (viii) below.

      (vi)   To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, adopting amendments relating to Incentive Stock Options and nonqualified deferred compensation under Section 409A of the Code and/or making the Plan or Awards granted under the Plan exempt from or compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 10 entitled "Adjustments upon Changes in Common Stock; Other Corporate Events", the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common

Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, including an action described in Section 5(m) below, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan (including subsection (viii) below) or an Award Document, no amendment of the Plan will materially impair a Participant's rights under an outstanding Award without the Participant's written consent.

(vii)   To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding "incentive stock options" or (B) Rule 16b-3 of Exchange Act or any successor rule.

(viii)   To approve forms of Award Documents for use under the Plan and to amend the terms of any one or more outstanding Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Documents for such Awards, subject to any specified limits in the Plan that are not subject to Board discretion. A Participant's rights under any Award will not be impaired by any such amendment unless the Company requests the consent of the affected Participant, and the Participant consents in writing. However, a Participant's rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights. In addition, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code, or (D) to comply with other applicable laws or listing requirements.

(ix)   Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan and/or Award Documents.

(x)   To adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in the Plan by persons eligible to receive Awards under the Plan who are foreign nationals or employed outside the United States or (B) allow Awards to qualify for special tax treatment in a foreign jurisdiction; provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Document that are required for compliance with the laws of the relevant foreign jurisdiction.

(c)   Delegation to Committee.

(i)   General.   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee). Any delegation of administrative powers will be reflected in the charter of the Committee to which the delegation is made, or resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to any subcommittee. Unless otherwise provided by the Board, delegation of authority by the Board to a Committee, or to an Officer pursuant to Section 2(d), does not limit the authority of the Board, which may continue to exercise any authority so delegated and may concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii)   Rule 16b-3 Compliance.   The Committee may consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3 of the Exchange Act.

(d)   **Delegation to an Officer**.   The Board may delegate to one (1) or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Stock Awards and, to the extent permitted by applicable law, the terms of such Awards; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the following: (1) the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer, (2) the time period during which such Stock Awards may be granted and the time period during which the shares of Common Stock issuable upon exercise of a Stock Award may be issued, (3) a minimum amount of consideration (if any) for which such Stock Awards may be issued and a minimum amount of consideration for the shares of Common Stock issuable upon the exercise of a Stock Award, and (4) that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Document approved by the Committee or the Board for use in connection with such Stock Awards, unless otherwise provided for in the resolutions approving the delegation authority.

(e)   **Award Vesting Limitations**.   Notwithstanding any other provision of the Plan to the contrary, Stock Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one (1) year anniversary of the date of grant except (i) with respect to an Award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business, (ii) with respect to an Award granted to a Non-Employee Director that vests on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders, and (iii) with respect to an initial Award that is granted to a new hire that is approved following such grantee's commencement of service that begins vesting no earlier than the one (1) year anniversary of such grantee's date of hire; provided, that up to 5% of the aggregate number of Shares authorized for issuance under this Plan (as described in Section 3(a)) may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Board determines appropriate; and, provided, further, that the foregoing restriction does not apply to the Board's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of termination of employment, retirement, death, Disability, or a Change in Control, in the terms of the Award or otherwise.

(f)   **Effect of Board's Decision**. All determinations, interpretations and constructions made by the Board (or a duly authorized Committee, subcommittee or Officer exercising powers delegated by the Board under this Section 2) in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.   SHARES SUBJECT TO THE PLAN.

(a)   **Share Reserve**.

(i)   Subject to Section 10(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to Stock Awards granted under this Plan on or after April 21,2023 shall not exceed 22,500,000 shares of Common Stock (the "Share Reserve"). The Share Reserve will increase from time to time by the number of shares of Common Stock subject to outstanding Stock Awards granted under this Plan prior to April 21, 2023 that on or after April 21, 2023 cease for any reason to be subject to such Stock Awards (other than by reason of exercise or settlement of the Stock Awards to the extent they are exercised for or settled in vested and nonforfeitable shares of Common Stock).

(ii)   For clarity, the Share Reserve is a limitation on the number of shares of Common Stock that may be issued under to the Plan. As a single share may be subject to grant more than once (e.g., if a share subject to a Stock Award is forfeited, it may be made subject to grant again as provided in Section 3(b) below), the Share Reserve is not a limit on the number of Stock Awards that can be granted.

(iii)   Shares may be issued under the terms of this Plan in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b)   **Reversion of Shares to the Share Reserve**. If a Stock Award or any portion of a Stock Award (i) expires or otherwise terminates without all of the shares covered by the Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that are available for issuance under the Plan. If any shares of Common Stock issued under a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares retained or reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan.

(c)   **Incentive Stock Option Limit**.   Subject to Section 10(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued on the exercise of Incentive Stock Options will be 22,500,000 shares of Common Stock.

(d)   **Source of Shares**.   The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4.   ELIGIBILITY.

(a)   **Eligibility for Specific Stock Awards**.   Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 of the Securities Act, unless (i) the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), or (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from or comply with the distribution requirements of Section 409A of the Code.

(b)   **Ten Percent Stockholders**. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

5.   PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Document will conform to (through incorporation of provisions hereof by reference in the applicable Award Document or otherwise) the substance of each of the following provisions:

(a)   **Term**. Subject to Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Document.

(b)   **Exercise Price**.   Subject to <u>Section 4(b)</u> regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a corporate transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c)   **Purchase Price for Options**. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i)   by cash, check, bank draft or money order payable to the Company;

(ii)   pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board or a successor regulation, or a similar rule in a foreign jurisdiction of domicile of a Participant, that, prior to or contemporaneously with the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the proceeds of sale of such stock;

(iii)   by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv)   if an Option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v)   in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Document.

(d)   **Exercise and Payment of a SAR**. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Award Document evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR (with respect to which the Participant is exercising the SAR on such date), over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Document evidencing such SAR.

(e)   **Transferability of Options and SARs**. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board determines. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i)   <u>Restrictions on Transfer</u>. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii)   <u>Domestic Relations Orders</u>. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by U.S. Treasury Regulation 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii)   <u>Beneficiary Designation</u>. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f)   **Vesting Generally**. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g)   **Termination of Continuous Service**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant's Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR will terminate.

(h)   **Extension of Termination Date**. Except as otherwise provided in the applicable Award Document, , or other agreement between the Participant and the Company, if the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of three (3) months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. In addition, unless otherwise provided in a Participant's applicable Award Document, , or other agreement between the Participant and the Company, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, and the Company does not waive the potential violation of the policy or otherwise permit the sale, or allow the Participant to surrender shares of Common Stock to the Company in satisfaction of any exercise price and/or any withholding obligations under Section 9(h), then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document.

(i)   **Disability of Participant**.   Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j)   **Death of Participant**.   Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in this Plan or the applicable Award Document, or other agreement between the Participant and the Company, for exercisability after the termination of the Participant's Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date 18 months following the date of death, and (ii) the expiration of the term of such Option or SAR as set forth in the applicable Award Document. If, after the Participant's death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR will terminate.

(k)   **Termination for Cause**.   Except as explicitly provided otherwise in a Participant's Award Document or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service). If a Participant's Continuous Service is suspended pending an investigation of the existence of Cause, all of the Participant's rights under the Option or SAR will also be suspended during the investigation period.

(l)   **Non-Exempt Employees**. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least 6 months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the U.S. Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the non-exempt Employee's retirement (as such term may be defined in the non-exempt Employee's applicable Award Document, in another agreement between the non-exempt Employee and the Company, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than 6 months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt Employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the U.S. Worker Economic Opportunity Act to ensure that any income

derived by a non-exempt Employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from such employee's regular rate of pay, the provisions of this paragraph will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Documents.

(m)   **No Option or SAR Repricing**. Except as provided upon the occurrence of a corporate event as described in Section 10, no Option or SAR granted under the Plan may be (i) amended to decrease the exercise price thereof, (ii) cancelled in exchange for the grant of any new Option or SAR with a lower exercise price, (iii) cancelled in exchange for the grant of any Restricted Stock Award, Restricted Stock Unit Award or any other Stock Award that is not an Option or SAR, (iv) repurchased by the Company or any Subsidiary, (v) otherwise subject to any action that would be treated under generally accepted accounting principles as a "repricing" of such Option or SAR, or (vi) amended, modified, or otherwise altered by any other action that has the same effect as any of the foregoing, in each case unless such action is first approved by the Company's stockholders.

(n)   **No Dividends or Dividend Equivalents**. No Options or SARs granted under this Plan may provide for the payment of dividends or dividend equivalents thereon.

6.   PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a)   **Restricted Stock Awards**. Each Restricted Stock Award Document will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company's bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse, or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Award Documents need not be identical. Each Restricted Stock Award Document will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i)   Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii)   Vesting. Shares of Common Stock awarded under the Restricted Stock Award Document may be subject to forfeiture to the Company in accordance with a vesting schedule and subject to such conditions as may be determined by the Board (which may be based on the satisfaction of Performance Goals or other criteria).

(iii) Termination of Participant's Continuous Service.   If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Document.

(iv) Transferability. Common Stock issued pursuant to an Award, and rights to acquire shares of Common Stock under the Restricted Stock Award Document, will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Document, as the Board determines in its sole discretion, so long as such Common Stock remains subject to the terms of the Restricted Stock Award Document.

(v) Dividends.   Any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate. For avoidance of doubt, no dividends or dividend equivalents shall be paid out or settled unless and until, and then only to the extent that, the underlying Award vests.

(b)   **Restricted Stock Unit Awards**. Each Restricted Stock Unit Award Document will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Documents need not be identical. Each Restricted Stock Unit Award Document will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i)   Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii)   Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate (which may be based on the satisfaction of Performance Goals or other criteria).

(iii)   Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Document.

(iv)   Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v)   Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Document. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Document to which they relate. For avoidance of doubt, no dividends or dividend equivalents shall be paid out or settled unless and until, and then only to the extent that, the underlying Award vests.

(vi)   Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Document, or other agreement between the Participant and the Company, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c)   **Other Stock Awards**. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards, including any vesting provisions thereof (which may be based on the satisfaction of Performance Goals or other criteria). No dividends or dividend equivalents shall be paid out or settled on any Other Stock Award unless and until, and then only to the extent that, the underlying Award vests.

7.   **GRANTS OF STOCK AWARDS TO NON-EMPLOYEE DIRECTORS.**

In addition to any other Stock Awards that Directors may be granted on a discretionary basis under the Plan, each Director who is not, and for the 180 days before the applicable grant date (as described in further detail below) has not been, either (i) an employee of the Company or any of its Subsidiaries, or (ii) a consultant performing material services for the Company or any of its Subsidiaries ("Eligible Director"), shall be automatically granted without the necessity of action by the Board, the following Stock Awards:

(a)   **Initial Stock Award.** On the date that an Eligible Director commences service on the Board, an initial Stock Award shall automatically be made to that Eligible Director. Notwithstanding the foregoing, if the date an Eligible Director commences service on the Board is during a regular quarterly blackout period under the Company's Insider Trading Policy, then the Board may determine that some or all of the Initial Grant (as defined below) will be issued upon termination of that regular quarterly blackout period, but not earlier than the day after the completion of two full day trading sessions of the principal exchange or market system upon which the Common Stock trades following the filing of the SEC report on Form 10-Q or Form 10-K that includes financial statements for the most recently completed fiscal quarter of the Company. The Fair Market Value of Stock Awards under this Section 7(a) shall not exceed Five Hundred Thousand Dollars ($500,000), subject to increase as set forth in Section 7(c) ("Initial Grant"). Subject to the terms of the Plan, the Board shall determine in its sole discretion the type or types of Stock Awards made under an Initial Grant. The Initial Grant shall vest in full upon the occurrence of a Change in Control, provided that such Director is still in Continuous Service at such time. In all other respects, Stock Awards granted pursuant to an Initial Grant shall contain in substance the same terms and conditions as set forth in Section 6 with respect to other Stock Awards. If at the time a Director commences service on the Board, the Director does not satisfy the definition of an Eligible Director, such Director shall not be entitled to an Initial Grant at any time, even if such Director subsequently becomes an Eligible Director.

(b)   **Annual Stock Award**. An annual grant of Stock Awards shall automatically be made to each Director who either (1) is re-elected to the Board at the Company's Annual General Meeting of Stockholders ("Annual Meeting") or (2) is a continuing Director immediately after such Annual Meeting because the class in which such Director sits was not up for election, and in either case is an Eligible Director on the relevant grant date. The Fair Market Value of such Stock Awards shall not exceed Two Hundred Thousand Dollars ($200,000), subject to increase as set forth in Section 7(c) ("Annual Grant"). Subject to the terms of the Plan, the Board shall determine in its sole discretion the type or types of Stock Awards made under an Annual Grant. The date of grant of an Annual Grant is the date of the Annual Meeting at which the Director is re-elected to serve on the Board or immediately after which the Director continues to serve on the Board, as applicable. Notwithstanding the immediately preceding sentence, if that date is during a regular quarterly blackout period under the Company's Insider Trading Policy, then the Board may determine that some or all of the Annual Grant will be issued upon termination of that regular quarterly blackout period, but not earlier than the day after the completion of two full day trading sessions of the principal exchange or market system upon which the Common Stock trades following the filing of the SEC report on Form 10-Q or Form 10-K that includes financial statements for the most recently completed fiscal quarter of the Company. The Annual Grant shall vest in full upon the occurrence of a Change in Control, provided that such Director is still in Continuous Service at such time. In all other respects, Stock Awards granted pursuant to an Annual Grant shall contain in substance the same terms and conditions as set forth Section 6 with respect to other Stock Awards.

Each individual who is appointed as a Director between Annual Meetings and is an Eligible Director on the relevant grant date will receive a Stock Award ("Pro-Rata Grant"). The date of grant of a Pro-Rata Award shall be the date on which such a Director commences service on the Board; provided, however, if that date is during a regular quarterly blackout period under the Company's Insider Trading Policy, then the Board may determine that some or all of the Pro-Rata Grant will be issued upon termination of that regular quarterly blackout period, but not earlier than the day after the completion of two full day trading sessions of the principal exchange or market system upon which the Common Stock trades

following the filing of the SEC report on Form 10-Q or Form 10-K that includes financial statements for the most recently completed fiscal quarter of the Company.   The Fair Market Value of a Pro-Rata Grant shall not exceed the product of $17,000, subject to increase as set forth in Section 7(c), and the number of full 30-day periods from the date of election or appointment to the Board until the scheduled date of the next Annual Meeting (if the next annual meeting has not yet been scheduled, assuming the next annual meeting is scheduled to be held on the same month and day as the immediately preceding annual meeting). In all other respects, Stock Awards granted pursuant to a Pro-Rata Grant shall contain in substance the same terms and conditions as an Annual Grant.

(c)   **Adjustments**.   The maximum amounts in this Section 7 may in the Board's discretion be increased on each anniversary of the Original Effective Date by a percentage not in excess of the annual percentage increase (if any) in the Employment Cost Index for total compensation for private industry workers (not seasonally adjusted), for the Professional, Scientific and Technical Services group maintained by the U.S. Department of Labor Bureau of Labor Statistics that has been most recently reported as of that anniversary date.

8.   COVENANTS OF THE COMPANY.

(a)   **Availability of Shares**. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Stock Awards.

(b)   **Securities Law Compliance**. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c)   **No Obligation to Notify or Minimize Taxes**. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to, and does not undertake to, provide tax advice or to minimize the tax consequences of an Award to the holder of such Award.

9.   MISCELLANEOUS.

(a)   **Use of Proceeds from Sales of Common Stock**. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.

(b)   **Corporate Action Constituting Grant of Awards**. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the latest date that all necessary corporate action has occurred and all terms of the Award (including, in the case of stock options, the exercise price thereof) are fixed, unless otherwise determined by the Board, regardless of when the documentation evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Document as a result of a clerical error in the papering of the Award Document, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Document.

(c)   **Stockholder Rights**. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d)   **No Employment or Other Service Rights**. Nothing in the Plan, any Award Document or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or any other capacity or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, including, but not limited to, Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the organizational documents of the Company or an Affiliate (including articles of incorporation and bylaws), and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e)   **Change in Time Commitment**. If after the date of grant of any Award to the Participant, the Participant's regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence), or the Participant's role or primary responsibilities are changed to a level that, in the good faith determination by the Board does not justify the Participant's unvested Awards, the Board has the right in its sole discretion to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f)   **Incentive Stock Option Limitations**. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g)   **Investment Assurances**. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award, and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (i) the issuance of the shares upon the exercise of a Stock Award or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h)   **Withholding Obligations**. Unless prohibited by the terms of an Award Document, the Company may, in its sole discretion, satisfy any U.S. federal, state, local, foreign or other tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such other amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant, including proceeds from the sale of shares of Common Stock issued pursuant to a Stock Award; or (v) by such other method as may be set forth in the Award Document.

(i)   **Electronic Delivery**. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto), or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j)   **Deferrals**. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code (to the extent applicable to a Participant). Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k)   **Compliance with Section 409A**. Unless otherwise expressly provided for in an Award Document, or other agreement between the Participant and the Company, the Plan and Award Documents will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Document evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Document is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Document. Notwithstanding anything to the contrary in this Plan (and unless the Award Document specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(l)   **Clawback/Recovery**. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Document as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or an Affiliate. For purposes of this Section, a "**Payment**" is the payment by the Company of cash, or the vesting or issuance of shares of Common Stock, pursuant to an Award as a result of full or partial achievement of one or more Performance Goals. The Board or Committee shall, in circumstances it deems appropriate, require return to the Company of, and a Participant shall return to the Company, the Excess Portion of any Payment made to the Participant pursuant to an award issued after April 7, 2016 if: (1) the Payment was predicated upon achieving certain financial results that became the subject of a substantial restatement of

Company financial statements filed with the SEC within the three full fiscal years after the Payment; (2) the Board or Committee determines that the Participant engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower Payment would have been made to the Participant based upon the restated financial results. In each such instance, the "**Excess Portion**" of the Payment is the amount (in terms of dollars or shares) by which the Payment received by the Participant exceeded the lower Payment that would have been made based on the restated financial results. A Participant's return of Payment pursuant to this provision will be made in the form of repayment of cash if the Payment was a cash payment, or cancellation of vesting or return of shares if the Payment was vesting or issuance of shares. If the Payment to be repaid was vesting or return of shares that have been transferred by the Participant, the return of the Payment will be effected by payment to the Company of cash equal to the fair market value of the transferred shares at the time of transfer. In each case, the return of Payment will be net of any taxes paid by the Participant in connection with original receipt or subsequent transfer of the Payment. The Board or Committee shall also have the discretion, in circumstances it deems appropriate, to require reimbursement of any or all Payments received with respect to any Award granted on or after April 7, 2016 to a Participant who has engaged in fraud, bribery, or illegal acts similar to fraud or bribery related to the Participant's employment, or knowingly failed to report such acts of an employee over whom such Participant had direct supervisory responsibility. The Board or Committee also may in its discretion direct the Company to disclose the circumstances surrounding any recoupment made under this policy where not otherwise required by applicable regulation.

The Board or Committee shall not seek recovery to the extent it determines (a) that to do so would be unreasonable or (b) that it would be better for the Company not to do so. In making such determination, and without limiting the scope of the Board's discretion, the Board or Committee shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct, and (D) any pending legal proceeding relating to the applicable fraud or illegal conduct.

10. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a)   **Capitalization Adjustments**. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b)   **Dissolution or Liquidation**. Except as otherwise provided in the Stock Award Document, or other agreement between the Participant and the Company, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)   **Corporate Transaction**. The following provisions will apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board will take one or more of the following actions with respect to each outstanding Stock Award, contingent upon the closing or completion of the Corporate Transaction:

(i)   arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii)   arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii)   accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and with such exercise reversed if the Corporate Transaction does not become effective;

(iv)   arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v)   cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled Stock Award, taking into account the value of the Common Stock subject to the canceled Stock Award, the possibility that the Stock Award might not otherwise vest in full, and such other factors as the Board deems relevant; and

(vi) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value in the Corporate Transaction of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

In the absence of any affirmative determination by the Board at the time of a Corporate Transaction, each outstanding Stock Award will be assumed or an equivalent Stock Award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the "Successor Corporation"), unless the Successor Corporation does not agree to assume the Stock Award or to substitute an equivalent Stock Award, in which case the vesting of such Stock Award will accelerate in its entirety (along with, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and with such exercise reversed if the Corporate Transaction does not become effective.

(d) **Change in Control**. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Document for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

11. ORIGINAL EFFECTIVE DATE; TERMINATION OR SUSPENSION OF THE PLAN.

The Plan originally came into existence on November 14, 2013 and was most recently approved by the Board on the Adoption Date. The Board may suspend or terminate the Plan at any time. No Awards may be granted after the tenth (10th) anniversary of the earlier of (i) the Adoption Date, or (ii) the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

13. CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

14. DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "**Adoption Date**" means the date the Plan, as most recently amended and restated, is adopted by the Board.

(b) "**Affiliate**" means, at the time of determination, any "parent" or "subsidiary" of the Company, as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(c) "**Award**" means a Stock Award.

(d) "**Award Document**" means a written agreement between the Company and a Participant, or a written notice issued by the Company to a Participant, evidencing the terms and conditions of an Award.

(e) "**Board**" means the Board of Directors of the Company.

(f) "**Capitalization Adjustment**" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(g) "**Cause**" will have the meaning ascribed to such term in any written agreement between the Participant and the Company or any Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) Participant's willful failure substantially to perform his or her duties and responsibilities to the Company or any Affiliate or deliberate material violation of a policy of the Company or any Affiliate; (ii) Participant's commission of any material act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company or any Affiliate; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company or any Affiliate; or (iv) Participant's willful material breach of any of his or her obligations under any written agreement or covenant with the Company or any Affiliate. The determination as to whether a Participant is being terminated for Cause will be made in good faith by the Company and will be final and binding on the Participant. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company, any Affiliate or such Participant for any other purpose.

(h)   "**Change in Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)   any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the "Subject Person") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)   there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv)   individuals who, on the Adoption Date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant's consent, amend the definition of "Change in Control" to conform to the definition of "Change in Control" under Section 409A of the Code, and the regulations thereunder.

(i)   "**Code**" means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(j)   "**Committee**" means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k)   "**Common Stock**" means the common stock of the Company, par value $0.00001 per share.

(l)   "**Company**" means Magnite, Inc., a Delaware corporation.

(m)   "**Consultant**" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form Registration Statement on Form S-8 or a successor form under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(n)   "**Continuous Service**" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous

Service. If the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. In addition, if required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder). A leave of absence will be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the applicable Award Document, the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(o)   "**Corporate Transaction**" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)   a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii)   a sale or other disposition of at least 90% of the outstanding securities of the Company;

(iii)   a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)   a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

To the extent required for compliance with Section 409A of the Code, in no event will an event be deemed a Corporate Transaction if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(p)   "**Covered Employee**" will have the meaning provided in Section 162(m)(3) of the Code.

(q)   "**Director**" means a member of the Board.

(r)   "**Disability**" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(C)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(s)   "**Effective Date**" means the date on which stockholders most recently approved this Plan in 2023, as set forth at the beginning of the Plan.

(t)   "**Employee**" means any person providing services as an employee of the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(u)   "**Entity**" means a corporation, partnership, limited liability company or other entity.

(v)   "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(w)   "**Exchange Act Person**" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(x)   "**Fair Market Value**" means, as of any date, the value of the Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock as of any date of determination will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii)   Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)   In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(y)   "**Incentive Stock Option**" means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(z)   "**Non-Employee Director**" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3 of the Exchange Act.

(aa)   "**Nonstatutory Stock Option**" means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(bb)   "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(cc)   "**Option**" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(dd)   "**Option Agreement**" means an Award Document evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(ee)   "**Optionholder**" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ff)   "**Other Stock Award**" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(gg)   "**Other Stock Award Document**" means an Award Document evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Document will be subject to the terms and conditions of the Plan.

(hh)   "**Own**," "**Owned**," "**Owner**," "**Ownership**" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ii)   "**Participant**" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(jj)   "**Performance Criteria**" means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (1) profit before tax; (2) billings; (3) revenue; (4) net revenue; (5) earnings (which may include earnings before interest, taxes, depreciation and amortization, or some of them, or and net earnings); (6) operating income; (7) operating margin; (8) operating profit; (9) controllable operating profit, or net operating profit; (10) net profit; (11) gross margin; (12) operating expenses or operating expenses as a percentage of revenue; (13) net income; (14) earnings per share; (15) total stockholder return, calculated either solely with respect to the Company's performance or relative to a benchmark; (16) market share; (17) return on assets or net assets; (18) the Company's stock price; (19) growth in stockholder value relative to a pre-determined index; (20) return on equity; (21) return on invested capital; (22) cash flow (including free cash flow or operating cash flows); (23) cash conversion cycle; (24) economic value added; (25) individual confidential business objectives; (26) contract awards or backlog; (27) overhead or other expense reduction; (28) credit rating; (29) strategic plan development and implementation; (30) succession plan development and implementation; (31) improvement in workforce diversity; (32) customer indicators; (33) new product invention or innovation; (34) attainment of research and development milestones; (35) improvements in productivity; (36) bookings; and (37) any other measure or metric the Board deems appropriate.

(kk)   "**Performance Goals**" means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis or with respect to one or more parts of the Company's business, or with respect to individual Participant performance, as appropriate, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Performance Goals for financial Performance Criteria may be determined on either a GAAP or non-GAAP basis. The Board may appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common

stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company's bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Document.

(ll) "**Performance Period**" means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(mm) "**Plan**" means this Amended and Restated 2014 Equity Incentive Plan of Magnite, Inc., as further amended from time to time

(nn) "**Restricted Stock Award**" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(oo) "**Restricted Stock Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Document will be subject to the terms and conditions of the Plan.

(pp) "**Restricted Stock Unit Award**" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(qq) "**Restricted Stock Unit Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Document will be subject to the terms and conditions of the Plan.

(rr) "**SEC**" means the U.S. Securities and Exchange Commission.

(ss) "**Securities Act**" means the U.S. Securities Act of 1933, as amended.

(tt) "**Stock Appreciation Right**" or "**SAR**" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(uu) "**Stock Appreciation Right Award Document**" means an Award Document evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Award Document will be subject to the terms and conditions of the Plan.

(vv) "**Stock Award**" means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, or any Other Stock Award.

(ww) "**Stock Award Document**" means an Award Document evidencing the terms and conditions of a Stock Award grant. Each Stock Award Document will be subject to the terms and conditions of the Plan.

(xx) "**Subsidiary**" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(yy) "**Ten Percent Stockholder**" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

END OF PLAN DOCUMENT

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MAGNITE, INC.

AMENDED AND RESTATED

2014 EMPLOYEE STOCK PURCHASE PLAN

Section 1.   **PURPOSE**

The purpose of the Employee Stock Purchase Plan (the "**Plan**") is to provide an opportunity for Employees of Magnite, Inc., a Delaware corporation ("**Sponsor**") and its Participating Subsidiaries (collectively Sponsor and its Participating Subsidiaries shall be referred to as the "**Company**"), to purchase Common Stock of Sponsor and thereby to have an additional incentive to contribute to the prosperity of the Company. It is the intention of the Company that the Plan (excluding any sub-plans thereof except as expressly provided in the terms of such sub-plan) qualify as an "**Employee Stock Purchase Plan**" under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), and the Plan shall be administered in accordance with this intent. In addition, the Plan authorizes the grant of options pursuant to sub-plans or special rules adopted by the Committee designed to achieve desired tax or other objectives in particular locations outside of the United States or to achieve other business objectives in the determination of the Committee, which sub-plans shall not be required to comply with the requirements of Section 423 of the Code or all of the specific provisions of the Plan, including but not limited to terms relating to eligibility, Offering Periods or Purchase Price.

The Plan initially became effective as of April 1, 2014, the date of the underwriting agreement between the Company and the underwriters(s) managing the initial public offering of the Common Stock, pursuant to which the Common Stock was priced for the initial public offering of the Company's securities pursuant to a registration statement filed and declared effective pursuant to the Securities Act. The Plan was first amended and restated effective as of July 26, 2018 and subsequently amended and restated effective as of June 14, 2023.

Section 2.   **DEFINITIONS**

a.   "**Applicable Law**" shall mean the legal requirements relating to the administration of an employee stock purchase plan under applicable U.S. state corporate laws, U.S. federal and applicable state securities laws, the Code, any stock exchange rules or regulations and the applicable laws of any other country or jurisdiction, as such laws, rules, regulations and requirements shall be in place from time to time.

b.   "**Board**" shall mean the Board of Directors of Sponsor.

c.   "**Code**" shall mean the Internal Revenue Code of 1986, as such is amended from time to time, and any reference to a section of the Code shall include any successor provision of the Code.

d.   "**Commencement Date**" shall mean, with respect to a given Offering Period, the first Trading Day during such Offering Period.

e.   "**Committee**" shall mean the Compensation Committee of the Board or the officer, officers or committee appointed by the Compensation Committee in accordance with Section 15 of the Plan (to the extent of the duties and responsibilities delegated by the Compensation Committee of the Board).

f.   "**Common Stock**" shall mean the common stock of Sponsor, par value $.00001 per share, or any securities into which such Common Stock may be converted.

g.   "**Compensation**" shall mean the total compensation paid by the Company to an Employee with respect to an Offering Period, including salary, commissions, overtime, shift differentials, performance-based cash bonuses, and all or any portion of any item of compensation considered by the Company to be part of the Employee's regular earnings, but excluding items not considered by the Company to be part of the Employee's regular earnings. Items excluded from the definition of "**Compensation**" include but are not limited to such items as relocation bonuses, expense reimbursements, certain bonuses paid in connection with mergers and acquisitions, author incentives, recruitment and referral bonuses, foreign service premiums, differentials and allowances, imputed income pursuant to Section 79 of the Code, income realized as a result of participation in any stock option, restricted stock, restricted stock unit, stock purchase or similar equity plan maintained by Sponsor or a Participating Subsidiary, and tuition and other reimbursements. The Committee shall have the authority to determine and approve all forms of pay to be included in the definition of Compensation and may change the definition on a prospective basis.

h.   "**Effective Date**" shall mean the date on which stockholders approved this Plan in 2023, as set forth in Section 1 of the Plan.

i.   "**Employee**" shall mean an individual classified as an employee (within the meaning of Code Section 3401(c) and the regulations thereunder) by Sponsor or a Participating Subsidiary on Sponsor's or such Participating Subsidiary's payroll records during the relevant participation period. Notwithstanding the foregoing, no employee of Sponsor or a Participating Subsidiary shall be included within the definition of "**Employee**" if such person's customary employment is for less than twenty (20) hours per week or for less than five (5) months per year. Individuals classified as independent contractors, consultants, advisers, or members of the Board are not considered "**Employees.**"

j.   "**Enrollment Period**" shall mean, with respect to a given Offering Period, that period established by the Committee prior to the commencement of such Offering Period during which Employees may elect to participate in order to purchase Common Stock at the end of that Offering Period in accordance with the terms of this Plan.

k.   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended from time to time, and any reference to a section of the Exchange Act shall include any successor provision of the Exchange Act.

l.   "**Market Value**" on a given date of determination (e.g., a Commencement Date or Purchase Date, as appropriate) means, as of any date, the value of the Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Market Value of a share of Common Stock as of any date of determination will be, unless otherwise determined by the Board or Committee, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board or Committee deems reliable.

(ii)   Unless otherwise provided by the Board or Committee, if there is no closing sales price for the Common Stock on the date of determination, then the Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)   In the absence of such markets for the Common Stock, the Market Value will be determined by the Board or Committee in good faith.

m.   "**Offering Period**" shall mean a period of no more than twenty-seven (27) months at the end of which an option granted pursuant to the Plan shall be exercised. The Plan shall be implemented by a series of Offering Periods with terms established by the Committee in accordance with the Plan. Once established, the duration and timing of Offering Periods may be changed or modified by the Committee.

n.   "**Offering Price**" shall mean the Market Value of a share of Common Stock on the Commencement Date for a given Offering Period.

o.   "**Participant**" shall mean a participant in the Plan as described in Section 5 of the Plan.

p.   "**Participating Subsidiary**" shall mean a Subsidiary that has been designated by the Committee in its sole discretion as eligible to participate in the Plan with respect to its Employees.

q.   "**Plan**" shall mean this Amended and Restated 2014 Employee Stock Purchase Plan, including any sub-plans or appendices hereto.

r.   "**Purchase Date**" shall mean the last Trading Day of each Offering Period.

s.   "**Purchase Price**" shall have the meaning set out in Section 8(b).

t.   "**Securities Act**" shall mean the U.S. Securities Act of 1933, as amended, as amended from time to time, and any reference to a section of the Securities Act shall include any successor provision of the Securities Act.

u.   "**Stockholder**" shall mean a record holder of shares entitled to vote such shares of Common Stock under Sponsor's by-laws.

v.   "**Subsidiary**" shall mean any entity treated as a corporation (other than Sponsor) in an unbroken chain of corporations beginning with Sponsor, within the meaning of Code Section 424(f), whether or not such corporation now exists or is hereafter organized or acquired by Sponsor or a Subsidiary.

w.   "**Trading Day**" shall mean a day on which U.S. national stock exchanges are open for trading and the Common Stock is being publicly traded on one or more of such markets.

Section 3.   ELIGIBILITY

a.   Any Employee employed by Sponsor or by any Participating Subsidiary at the beginning of an Enrollment Period for a given Offering Period shall be eligible to participate in the Plan with respect to such Offering Period and future Offering Periods, provided that the Committee may establish administrative rules requiring that employment commence some minimum period (not to exceed 30 days) prior to an Enrollment Period to be eligible to participate with respect to the associated Offering Period. The Committee may also determine that a designated group of highly compensated Employees is ineligible to participate in the Plan so long as the excluded category fits within the definition of "highly compensated employee" in Code Section 414(q).

b.   No Employee may participate in the Plan if immediately after an option is granted the Employee owns or is considered to own (within the meaning of Code Section 424(d)) shares of Common Stock, including Common Stock which the Employee may purchase by conversion of convertible securities or under outstanding options granted by Sponsor or its Subsidiaries, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Sponsor or of any of its Subsidiaries. All Employees who participate in the Plan shall have the same rights and privileges under the Plan, except for differences that may be mandated by local law and that are consistent with Code Section 423(b)(5); provided that individuals participating in a sub-plan adopted pursuant to Section 16 which is not designed to qualify under Code section 423 need not have the same rights and privileges as Employees participating in the Code section 423 Plan. No Employee may participate in more than one Offering Period at a time.

Section 4.   **OFFERING PERIODS**

The Plan shall be implemented by a series of Offering Periods, which shall possess terms specified by the Committee in accordance with the terms of the Plan. Offering Periods shall continue until the Plan is terminated pursuant to Section 14 hereof. Once established, the Committee shall have the authority to change the frequency and/or duration of Offering Periods (including the Commencement Dates thereof) with respect to future Offering Periods if such change is announced prior to the scheduled occurrence of the Enrollment Period for the first Offering Period to be affected thereafter.

Section 5.   **PARTICIPATION**

a.   An Employee who is eligible to participate in the Plan in accordance with its terms at the beginning of an Enrollment Period for an Offering Period and elects to participate in such Offering Period shall automatically receive an option in accordance with Section 8(a). Such an Employee shall become a Participant by completing and submitting, on or before the date prescribed by the Committee with respect to a given Offering Period, a completed payroll deduction authorization and Plan enrollment form provided by Sponsor or its Participating Subsidiaries or by following an electronic or other enrollment process as prescribed by the Committee. An eligible Employee may authorize payroll deductions at the rate of any whole percentage of the Employee's Compensation, not to be less than one percent (1.0%) and not to exceed ten percent (10.0 %) of the Employee's Compensation (or such other percentages as the Committee may establish from time to time before an Enrollment Period for a future Offering Period) of such Employee's Compensation on each payday during the Offering Period. All payroll deductions will be held in a general corporate account or a trust account. No interest shall be paid or credited to the Participant with respect to such payroll deductions. Sponsor shall maintain or cause to be maintained a separate bookkeeping account for each Participant under the Plan and the amount of each Participant's payroll deductions shall be credited to such account. A Participant may not make any additional payments into such account, unless payroll deductions are prohibited under Applicable Law, in which case the provisions of Section 5(b) of the Plan shall apply.

b.   Notwithstanding any other provisions of the Plan to the contrary, in locations where local law prohibits payroll deductions, an eligible Employee may elect to participate through contributions to his or her account under the Plan in a form acceptable to the Committee. In such event, any such Employees shall be deemed to be participating in a sub-plan, unless the Committee otherwise expressly provides that such Employees shall be treated as participating in the Plan.

c.   Under procedures and at times established by the Committee, a Participant may withdraw from the Plan during an Offering Period, by completing and filing a new payroll deduction authorization and Plan enrollment form with the Company or by following electronic or other procedures prescribed by the Committee. If a Participant withdraws from the Plan during an Offering Period, his or her accumulated payroll deductions will be refunded to the Participant without interest, his or her right to participate in the current Offering Period will be automatically terminated and no further payroll deductions for the purchase of Common Stock will be made during the Offering Period. Any Participant who wishes to withdraw from the Plan during an Offering Period, must complete the withdrawal procedures prescribed by the Committee before the last forty-eight (48) hours of such Offering Period, subject to any rules established by the Committee, or changes to such rules, pertaining to the timing of withdrawals, limiting the frequency with which Participants may withdraw and re-enroll in the Plan, or imposing a waiting period on Participants wishing to re-enroll following withdrawal.

d.   A Participant may not increase his or her rate of contribution through payroll deductions or otherwise during a given Offering Period. A Participant may decrease his or her rate of contribution through payroll deductions one time only during a given Offering Period and only during such times specified by the Committee by filing a new payroll deduction authorization and Plan enrollment form or by following electronic or other procedures prescribed by the Committee. If a Participant has not followed such procedures to change the rate of contribution, the rate of contribution shall continue at the originally elected rate throughout the Offering Period and future Offering Periods. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code for a given calendar year, the Committee may reduce a Participant's payroll deductions to zero percent (0%) at any time during an Offering Period scheduled to end during such calendar year. Payroll deductions shall re-commence at the rate provided in such Participant's enrollment form at the beginning of the first Offering Period which is scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 5(c).

Section 6.   **TERMINATION OF EMPLOYMENT**

In the event any Participant terminates employment with Sponsor and its Participating Subsidiaries for any reason (including death) prior to the expiration of an Offering Period, the Participant's participation in the Plan shall terminate and all amounts credited to the Participant's account shall be paid to the Participant or, in the case of death, to the Participant's heirs or estate, without interest. Whether a termination of employment has occurred shall be determined by the Committee. If a Participant's termination of employment occurs within a certain period of time as specified by the Committee (not to exceed 30 days) prior to the Purchase Date of the Offering Period then in progress, his or her option for the purchase of shares of Common Stock will be exercised on such Purchase Date in accordance with Section 9 as if such Participant were still employed by the Company. Following the purchase of shares on such Purchase Date, the Participant's participation in the Plan shall terminate and all amounts credited to the Participant's account shall be paid to the Participant or, in the case of death, to the Participant's heirs or estate, without interest. The Committee may also establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, including rules regarding transfer of employment among Participating Subsidiaries, Subsidiaries and Sponsor, and the Committee may establish termination-of-employment procedures for this Plan that are independent of similar rules established under other benefit plans of Sponsor and its Subsidiaries; provided that such procedures are not in conflict with the requirements of Section 423 of the Code.

Section 7.   **STOCK**

Subject to adjustment as set forth in Section 11, the maximum number of shares of Common Stock which may be issued pursuant to the Plan since the time it initially became effective in 2014 shall be 7,211,948 shares (the "**Share Reserve**"). Notwithstanding the above, subject to adjustment as set forth in Section 11, the maximum number of shares of Common Stock that may be issued to any Employee in a given Offering Period shall be five thousand (5,000) shares of Common Stock. The Committee may change this limitation at any time on a prospective basis to apply to future Offering Periods. If, on a given Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised exceeds either maximum, the Committee shall make, as applicable, such adjustment or pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

Section 8.   **OFFERING**

a.   On the Commencement Date relating to each Offering Period, each eligible Employee, whether or not such Employee has elected to participate as provided in Section 5(a), shall be granted an option to purchase a number of whole shares of Common Stock established by the Committee, which may be purchased with the payroll deductions accumulated on behalf of such Employee during each Offering Period at the purchase price specified in Section 8(b) below, subject to the additional limitation that no Employee participating in the Plan shall be granted an option to purchase Common Stock under the Plan if such option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of Sponsor and its Subsidiaries to accrue at a rate which exceeds U.S. twenty-five thousand dollars (U.S. $25,000) of the Market Value of such Common Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time. For purposes of the Plan, an option is "<u>granted</u>" on a Participant's Commencement Date. An option will expire upon the earliest to occur of (i) the termination of a Participant's participation in the Plan or such Offering Period (ii) the beginning of a subsequent Offering Period in which such Participant is participating; or (iii) the termination of the Offering Period. This Section 8(a) shall be interpreted so as to comply with Code Section 423(b)(8).

b.   The Purchase Price under each option shall be with respect to an Offering Period the lower of (i) a percentage (not less than eighty-five percent (85%)) ("**Designated Percentage**") of the Offering Price, or (ii) the Designated Percentage of the Market Value of a share of Common Stock on the Purchase Date on which the Common Stock is purchased; provided that the Purchase Price may be adjusted by the Committee pursuant to Sections 11 or 12 in accordance with Section 424(a) of the Code. For a given Offering Period, the Designated Percentage shall be established no later than the beginning of the Enrollment Period for such Offering Period. The Committee may change the Designated Percentage with respect to any future Offering Period, but not to below eighty-five percent (85%), and the Committee may determine with respect to any prospective Offering Period that the Purchase Price shall be the Designated Percentage of the Market Value of a share of the Common Stock solely on the Purchase Date. If the Committee does not established the Designated Percentage prior to the beginning of the Enrollment Period for a given Offering Period, the Designated Percentage for such Offering Period shall be eighty- five percent (85%).

Section 9.   **PURCHASE OF STOCK**

Unless a Participant withdraws from the Plan as provided in Section 5(c), terminates employment prior to the end of an Offering Period as provided in Section 6, or except as provided in Sections 7, 12 or 14(b), upon the expiration of each Offering Period, a Participant's option shall be exercised automatically for the purchase of that number of whole shares of Common Stock which the accumulated payroll deductions credited to the Participant's account at that time shall purchase at the applicable price specified in Section 8(b) in accordance with the terms of the Plan, including Section 7. Notwithstanding the foregoing, Sponsor or its Participating Subsidiary may make such provisions and take such action as it deems necessary or appropriate for the withholding of taxes and/or social insurance and/or other amounts which Sponsor or its Participating Subsidiary determines is required by Applicable Law. Each Participant, however, shall be responsible for payment of all individual tax liabilities arising under the Plan. The shares of Common Stock purchased upon exercise of an option hereunder shall be considered for tax purposes to be sold to the Participant on the Purchase Date. A Participant's option to purchase shares of Common Stock hereunder is exercisable only by him or her.

Section 10.   **PAYMENT AND DELIVERY**

As soon as practicable after the exercise of an option, Sponsor shall deliver or cause to have delivered to the Participant a record of the Common Stock purchased and the balance of any amount of payroll deductions credited to the Participant's account not used for the purchase of Common Stock, except as specified below. The Committee may permit or require that shares be deposited directly with a broker designated by the Committee or to a designated agent of the Company, and the Committee may utilize electronic or automated methods of share transfer. The Committee may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. Sponsor or its Participating Subsidiary shall retain the amount of payroll deductions used to purchase Common Stock as full payment for the Common Stock and the Common Stock shall then be fully paid and non-assessable. No Participant shall have any voting, dividend, or other Stockholder rights with respect to shares subject to any option granted under the Plan until the shares subject to the option have been purchased and delivered to the Participant as provided in this Section 10. The Committee may in its discretion direct Sponsor to retain in a Participant's account for the subsequent Offering Period any payroll deductions which are not sufficient to purchase a whole share of Common Stock or return such amount to the Participant. Any other amounts left over in a Participant's account after a Purchase Date shall be returned to the Participant.

Section 11.   RECAPITALIZATION

Subject to any required action by the Stockholders of Sponsor, if there is any change in the outstanding shares of Common Stock or other securities of Sponsor because of a merger, consolidation, spin-off, reorganization, recapitalization, dividend in property other than cash, extraordinary dividend whether in cash and/or other property, stock split, reverse stock split, stock dividend, liquidating dividend, combination or reclassification of the Common Stock or other securities (including any such change in the number of shares of Common Stock or other securities effected in connection with a change in domicile of Sponsor), or any other increase or decrease in the number of shares of Common Stock or other securities effected without receipt of consideration by Sponsor, provided that conversion of any convertible securities of Sponsor shall not be deemed to have been "effected without receipt of consideration," the type and number of securities covered by each option under the Plan which has not yet been exercised and the type and number of securities which have been authorized and remain available for issuance under the Plan, as well as the maximum number of securities which may be purchased by a Participant in an Offering Period, and the price per share covered by each option under the Plan which has not yet been exercised, shall be appropriately and proportionally adjusted by the Board, and the Board shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances. The Board's determinations under this Section 11 shall be conclusive and binding on all parties.

Section 12.   MERGER, LIQUIDATION, OTHER CORPORATE TRANSACTIONS

a.   In the event of the proposed liquidation or dissolution of Sponsor, the Offering Period will terminate immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Board in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest to the Participants.

b.   In the event of a proposed sale of all or substantially all of the assets of Sponsor, or the merger or consolidation or similar combination of Sponsor with or into another entity, then in the sole discretion of the Board, (1) each option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor entity, (2) on a date established by the Board on or before the date of consummation of such merger, consolidation, combination or sale, such date shall be treated as a Purchase Date, and all outstanding options shall be exercised on such date, (3) all outstanding options shall terminate and the accumulated payroll deductions will be refunded without interest to the Participants, or (4) outstanding options shall continue unchanged.

Section 13.   TRANSFERABILITY

Neither payroll deductions credited to a Participant's bookkeeping account nor any rights to exercise an option or to receive shares of Common Stock under the Plan may be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and any attempted assignment, transfer, pledge, or other disposition shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interests under the Plan, other than as permitted by the Code, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 5(c).

Section 14.   AMENDMENT OR TERMINATION OF THE PLAN

a.   The Plan shall continue for a period of ten years from the Effective Date unless it is sooner terminated in accordance with Section 14(b).

b.   The Board may, in its sole discretion, insofar as permitted by law, terminate or suspend the Plan, or revise or amend it in any respect whatsoever, and the Committee may revise or amend the Plan consistent with the exercise of its duties and responsibilities as set forth in the Plan or any delegation under the Plan, except that, without approval of the Stockholders, no such revision or amendment shall increase the number of shares subject to the Plan, other than an adjustment under Section 11 of the Plan, or make other changes for which Stockholder approval is required under Applicable Law. Upon a termination or suspension of the Plan, the Board may in its discretion (i) return without interest, the payroll deductions credited to Participants' accounts to such Participants or (ii) set an earlier Purchase Date with respect to an Offering Period then in progress.

Section 15.   ADMINISTRATION

a.   The Board has appointed the Compensation Committee of the Board to administer the Plan (the "**Committee**"), who will serve for such period of time as the Board may specify and whom the Board may remove at any time. The Committee will have the authority and responsibility for the day-to-day administration of the Plan, the authority and responsibility specifically provided in this Plan and any additional duty, responsibility and authority delegated to the Committee by the Board, which may include any of the functions assigned to the Board in this Plan. The Committee may delegate to a sub-committee or to an officer or officers of Sponsor the day-to-day administration of the Plan. The Committee shall have full power and authority to adopt, amend and rescind any rules and regulations which it deems desirable and appropriate for the proper administration of the Plan, to construe and interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as it deems necessary or advisable, consistent with the delegation from the Board. Decisions of the Committee shall be final and binding upon all Participants. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting of the Committee duly held. The Company shall pay all expenses incurred in the administration of the Plan.

b.	In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Company, members of the Board and of the Committee and their delegates shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted under the Plan, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Sponsor) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

**Section 16.		COMMITTEE RULES FOR FOREIGN JURISDICTIONS**

The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements; however, if such varying provisions are not in accordance with the provisions of Section 423(b) of the Code, including but not limited to the requirement of Section 423(b)(5) of the Code that all options granted under the Plan shall have the same rights and privileges unless otherwise provided under the Code and the regulations promulgated thereunder, then the individuals affected by such varying provisions shall be deemed to be participating under a sub-plan and not in the Plan. The Committee may also adopt sub-plans applicable to particular Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code section 423 and shall be deemed to be outside the scope of Code section 423 unless the terms of the sub-plan provide to the contrary. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 7, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. The Committee shall not be required to obtain the approval of the Stockholders prior to the adoption, amendment or termination of any sub-plan unless required by the laws of the foreign jurisdiction in which Employees participating in the sub-plan are located.

**Section 17.		SECURITIES LAWS REQUIREMENTS**

a.	No option granted under the Plan may be exercised to any extent unless the shares to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, applicable state and foreign securities laws and the requirements of any stock exchange upon which the Shares may then be listed, subject to the approval of counsel for the Company with respect to such compliance. If on a Purchase Date in any Offering Period hereunder, the Plan is not so registered or in such compliance, options granted under the Plan which are not in material compliance shall not be exercised on such Purchase Date, and the Purchase Date shall be delayed until the Plan is subject to such an effective registration statement and such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Commencement Date relating to such Offering Period. If, on the Purchase Date of any offering hereunder, as delayed to the maximum extent permissible, the Plan is not registered and in such compliance, options granted under the Plan which are not in material compliance shall not be exercised and all payroll deductions accumulated during the Offering Period (reduced to the extent, if any, that such deductions have been used to acquire shares of Common Stock) shall be returned to the Participants, without interest. The provisions of this Section 17 shall comply with the requirements of Section 423(b)(5) of the Code to the extent applicable.

b.	As a condition to the exercise of an option, Sponsor may require the person exercising such option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for Sponsor, such a representation is required by any of the aforementioned applicable provisions of law.

**Section 18.		GOVERNMENTAL REGULATIONS**

This Plan and Sponsor's obligation to sell and deliver shares of its stock under the Plan shall be subject to the approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of stock hereunder.

**Section 19.		NO ENLARGEMENT OF EMPLOYEE RIGHTS**

Nothing contained in this Plan shall be deemed to give any Employee or other individual the right to be retained in the employ or service of Sponsor or any Participating Subsidiary or to interfere with the right of Sponsor or Participating Subsidiary to discharge any Employee or other individual at any time, for any reason or no reason, with or without notice.

**Section 20.		GOVERNING LAW**

This Plan shall be governed by applicable laws of the State of Delaware and applicable federal law.

**Section 21.		EFFECTIVE DATE**

This Plan (as herein amended and restated) shall be effective on the Effective Date, subject to approval of the Stockholders of Sponsor within twelve (12) months before or after its date of adoption by the Board.

Section 22.   REPORTS

Individual accounts shall be maintained for each Participant in the Plan. Statements of account shall be made available to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

Section 23.   DESIGNATION OF BENEFICIARY FOR OWNED SHARES

With respect to shares of Common Stock purchased by the Participant pursuant to the Plan and held in an account maintained by Sponsor or its assignee on the Participant's behalf, the Participant may be permitted to file a written designation of beneficiary, who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering Period but prior to delivery to him or her of such shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to the Purchase Date of an Offering Period. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective, to the extent required by local law. The Participant (and if required under the preceding sentence, his or her spouse) may change such designation of beneficiary at any time by written notice. Subject to local legal requirements, in the event of a Participant's death, Sponsor or its assignee shall deliver any shares of Common Stock and/or cash to the designated beneficiary. Subject to local law, in the event of the death of a Participant and in the absence of a beneficiary validly designated who is living at the time of such Participant's death, Sponsor shall deliver such shares of Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of Sponsor), Sponsor in its sole discretion, may deliver (or cause its assignee to deliver) such shares of Common Stock and/or cash to the spouse, or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to Sponsor, then to such other person as Sponsor may determine. The provisions of this Section 23 shall in no event require Sponsor to violate local law, and Sponsor shall be entitled to take whatever action it reasonably concludes is desirable or appropriate in order to transfer the assets allocated to a deceased Participant's account in compliance with local law.

Section 24.   ADDITIONAL RESTRICTIONS OF RULE 16b-3.

The terms and conditions of options granted hereunder to, and the purchase of shares of Common Stock by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the shares of Common Stock issued upon exercise thereof shall be subject to, such additional conditions and restrictions, if any, as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

Section 25.   NOTICES

All notices or other communications by a Participant to Sponsor or the Committee under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by Sponsor or the Committee at the location, or by the person, designated by Sponsor for the receipt thereof.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: 001-36384

MAGNITE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-8881738**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1250 Broadway, 15th Floor New York, New York 10001

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:

212-243-2769

_

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	**MGNI**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2022, the aggregate market value of shares held by non-affiliates of the registrant (based on the closing sales price of such shares on the Nasdaq Global Select Market on June 30, 2022) was approximately $688,440,018.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding as of February 16, 2023
Common Stock, $0.00001 par value	**135,057,173**

DOCUMENTS INCORPORATED BY REFERENCE: To the extent herein specifically referenced in Part III, portions of the Registrant's definitive Proxy Statement for the 2023 Annual General Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A. See Part III.

MAGNITE, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
TABLE OF CONTENTS

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS; SUMMARY OF RISK FACTORS

This Annual Report on Form 10-K and related statements by the Company contain forward-looking statements, including statements based upon or relating to our expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "anticipate," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning acquisitions by the Company, including the acquisition of SpotX, Inc. ("SpotX," and such acquisition the "SpotX Acquisition"), the acquisition of SpringServe, LLC ("SpringServe," and such acquisition the "SpringServe Acquisition"), and the merger with Telaria, Inc. ("Telaria," and such merger the "Telaria Merger"), or the anticipated benefits thereof; statements concerning potential synergies from the Company's acquisitions; statements concerning macroeconomic conditions, including inflation, supply chain issues or the occurrence of a recession, or concerns related thereto; our anticipated financial performance; key strategic objectives; industry growth rates for ad-supported connected television ("CTV") and the shift in video consumption from linear TV to CTV; anticipated benefits of new offerings, including the introduction of our new Magnite Streaming platform; the impact of our traffic shaping technology on our business; the success of the consolidation of our two CTV platforms; the effects of our cost reduction initiatives; scope and duration of client relationships; the fees we may charge in the future; business mix; sales growth; benefits from supply path optimization; the development of identity solutions; client utilization of our offerings; our competitive differentiation; our market share and leadership position in the industry; market conditions, trends, and opportunities; certain statements regarding future operational performance measures; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect our current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements.

Risks that our business faces include, but are not limited to, the following:

- *our ability to realize the anticipated benefits of the SpotX Acquisition, SpringServe Acquisition, and other acquisitions, including with respect to the consolidation of our two CTV platforms;*
- *the impact of macroeconomic challenges on the overall demand for advertising and the advertising marketplace, including as a result of global conflict, global pandemics and the responses to such pandemics by governments, inflation, supply chain issues, the occurrence of a recession, or concerns relating to the foregoing;*
- *CTV spend on our platform may grow more slowly than we expect if industry growth rates for ad supported CTV are not accurate, if CTV sellers fail to adopt programmatic advertising solutions or if we are unable to maintain or increase access to CTV advertising inventory;*
- *we may be unsuccessful in our supply path optimization efforts with buyers;*
- *our ability to introduce new offerings and bring them to market in a timely manner, and to otherwise adapt in response to client demands and industry trends;*
- *uncertainty of our estimates and expectations associated with new offerings, including the CTV ad server product that we acquired in the SpringServe Acquisition and our developing identity solutions, as well as potential negative impacts associated with the integration of our CTV platforms and the introduction of Magnite Streaming;*
- *we must increase the scale and efficiency of our technology infrastructure to support our growth;*
- *the emergence of header bidding has increased competition from other demand sources and may cause infrastructure strain and added costs;*
- *our access to mobile inventory may be limited by third-party technology or lack of direct relationships with mobile sellers;*
- *we may experience lower take rates, which may not be offset by increases in the volume of ad requests, improvements in fill-rate, and/or increases in the value of transactions through our platform;*
- *the impact of requests for discounts, fee concessions, rebates, refunds or favorable payment terms;*
- *our history of losses, and the fact that in the past our operating results have and may in the future fluctuate significantly, be difficult to predict, and fall below analysts' and investors' expectations;*
- *our business may be subject to sales and use tax, advertising and other taxes;*
- *failure by us or our clients to meet advertising and inventory content standards;*
- *the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand, and to establish direct relationships and integrations without the use of our platform;*
- *our reliance on large aggregators of advertising inventory, and the concentration of CTV among a small number of large sellers that enjoy significant negotiating leverage;*
- *our ability to provide value to both buyers and sellers of advertising without being perceived as favoring one over the other or being perceived as competing with them through our service offerings;*

- *our reliance on large sources of advertising demand, including demand side platforms ("DSPs") that may have or develop high-risk credit profiles or fail to pay invoices when due;*
- *our sales efforts may require significant time and expense and may not yield the results we seek;*
- *we may be exposed to claims from clients for breach of contract;*
- *the effects of seasonal trends on our results of operations;*
- *we operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do;*
- *the effects of consolidation in the ad tech industry or among our media clients;*
- *our ability to differentiate our offerings and compete effectively to combat commodification and disintermediation;*
- *potential limitations on our ability to collect or use data as a result of consumer tools, regulatory restrictions and technological limitations;*
- *the development and use of new identity solutions as a replacement for third-party cookies and other identifiers may disrupt the programmatic ecosystem and cause the performance of our platform to decline;*
- *the industry may not adopt or may be slow to adopt the use of first-party publisher segments as an alternative to third-party cookies;*
- *the impact of antitrust regulations or enforcement actions targeting the digital advertising ecosystem;*
- *our ability to comply with, and the effect on our business of, evolving legal standards and regulations, particularly concerning data protection and privacy;*
- *errors or failures in the operation of our solution, interruptions in our access to network infrastructure or data, and breaches of our computer systems;*
- *our ability to ensure a high level of brand safety for our clients and to detect "bot" traffic and other fraudulent or malicious activity;*
- *our ability to attract and retain qualified employees and key personnel;*
- *costs associated with enforcing our intellectual property rights or defending intellectual property infringement;*
- *our ability to comply with the terms of our financing arrangements;*
- *restrictions in our Credit Agreement may limit our ability to make strategic investments, respond to changing market conditions, or otherwise operate our business;*
- *increases in our debt leverage may put us at greater risk of defaulting on our debt obligations, subject us to additional operating restrictions and make it more difficult to obtain future financing on favorable terms;*
- *conversion of our Convertible Senior Notes would dilute the ownership interest of existing stockholders;*
- *the Capped Call Transactions subject us to counterparty risk and may affect the value of the Convertible Senior Notes and our common stock;*
- *the conditional conversion feature of the Convertible Senior Notes, if triggered, may adversely affect our financial condition and operating result;*
- *failure to successfully execute our international growth plans;*
- *failure to maintain an effective system of internal control over financial reporting, which could adversely affect investor confidence;*
- *the use of our net operating losses and tax credit carryforwards may be subject to certain limitations;*
- *our ability to raise additional capital if needed and the elimination of LIBOR;*
- *volatility in the price of our common stock;*
- *the impact of our repurchase program on our stock price and cash reserves;*
- *competition for investors and the impact of negative analyst or investor research reports; and*
- *provisions of our charter documents and Delaware law may inhibit a potential acquisition of the company and limit the ability of stockholders to cause changes in company management.*

We discuss many of these risks and additional factors that could cause actual results to differ materially from those anticipated by our forward-looking statements under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report and in other filings we have made and will make from time to time with the Securities and Exchange Commission, or SEC. These forward-looking statements represent our estimates and assumptions only as of the date of the report in which they are included. Unless required by federal securities laws, we assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Without limiting the foregoing, any guidance we may provide will generally be given only in connection with quarterly and annual earnings announcements, without interim updates, and we may appear at industry conferences or make other public statements

without disclosing material nonpublic information in our possession. Given these uncertainties, investors should not place undue reliance on these forward-looking statements.

Investors should read this Annual Report on Form 10-K and the documents that we reference in this report and have filed or will file with the SEC completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

NOTE REGARDING THIRD-PARTY INFORMATION

This Annual Report on Form 10-K includes data that we obtained from industry publications and third-party research, surveys and studies. While we believe the industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Such third-party data and our internal estimates and research are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Item 1A. Risk Factors" in this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those included in this report.

PART I

Item 1. Business

Overview

Magnite, Inc., formerly known as The Rubicon Project, Inc. ("we," or "us"), provides technology solutions to automate the purchase and sale of digital advertising inventory.

On April 1, 2020, we completed a stock-for-stock merger with Telaria, Inc. ("Telaria" and such merger the "Telaria Merger"), a leading provider of connected television ("CTV") technology, on April 30, 2021, we completed the acquisition of SpotX, Inc. ("SpotX" and such acquisition the "SpotX Acquisition"), a leading platform shaping CTV and video advertising globally, and on July 1, 2021, we acquired SpringServe, LLC ("SpringServe"), a leading ad serving platform for CTV.

Following these transactions, we believe that we are the world's largest independent omni-channel sell-side advertising platform ("SSP"), offering a single partner for transacting globally across all channels, formats and auction types, and the largest independent programmatic CTV marketplace, making it easier for buyers to reach CTV audiences at scale from industry-leading streaming content providers, broadcasters, platforms and device manufacturers.

Our platform features applications and services for sellers of digital advertising inventory, or publishers, that own and operate CTV channels, applications, websites and other digital media properties, to manage and monetize their inventory; applications and services for buyers, including advertisers, agencies, agency trading desks, and demand side platforms, ("DSPs"), to buy digital advertising inventory; and a transparent, independent marketplace that brings buyers and sellers together and facilitates intelligent decision making and automated transaction execution at scale. Our clients include many of the world's leading buyers and sellers of digital advertising inventory. Our platform processes trillions of ad requests per month allowing buyers access to a global, scaled, independent alternative to "walled gardens," who both own and sell inventory and maintain control on the demand side.

We provide a full suite of tools for sellers to control their advertising business and protect the consumer viewing experience. These tools are particularly important to CTV sellers who need to ensure a TV-like viewing and advertising experience for consumers. On February 7, 2023, we introduced our unified CTV platform Magnite Streaming, which merges leading technology from the legacy Magnite CTV and SpotX CTV platforms. The platform enables CTV sellers to maximize their advertising yield holistically across live and video on demand ("VOD") inventory, addressable linear, CTV and other over-the-top environments such as mobile. Magnite Streaming unites sophisticated end-to-end features within a single platform and user interface, including: comprehensive seller deal management capabilities to monetize across all deal types, whether reserved or sold upfront; advanced curation and brand safety tools built for streaming video, such as ad-podding, a tool analogous to commercial breaks that allows a seller to manage business rules around competitive separation, audio normalization tools to control for the volume of an ad relative to content, frequency capping to avoid exposing viewers to repetitive ad placements, and creative review so that a publisher can review and approve the ad units being served to its properties; multi-faceted audience activation features including seller defined audiences, third-party data integrations, and secure data matching; responsive real-time reporting and dashboards; and innovative technology to help sellers optimize live inventory.

In addition to these programmatic platform capabilities, our ad serving technology manages video advertising across both programmatic and direct-sold inventory, including forecasting, routing, and creating customized ad units. The integration of SpringServe's ad serving technology with our existing programmatic SSP capabilities provides CTV publishers a holistic yield management solution that dynamically allocates between direct-sold and programmatic inventory to drive value.

Buyers leverage our platform to manage their advertising spend and reach their target audiences on brand-safe premium inventory, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising, and access impression-level purchasing from thousands of sellers. We believe that our scale, platform features, and omni-channel offering makes us an essential partner for buyers.

We operate our business on a worldwide basis, with an established operating presence in North America, Australia and Europe, and a developing presence in Asia and South America. Our non-U.S. subsidiaries and operations perform primarily sales, marketing, and service functions.

Industry Trends

Continued Shift Toward Digital Advertising

Consumers are rapidly shifting their viewing habits towards digital mediums and expect to be able to consume content seamlessly across multiple devices, including computers, tablets, smartphones, and CTVs whenever and wherever they want. As digital content consumption continues to proliferate, we believe the percentage of advertising dollars spent through digital channels will continue to grow.

Automation of Buying and Selling

Due to the size and complexity of the advertising ecosystem and purchasing process, manual processes cannot effectively manage digital advertising inventory at scale. In addition, both buyers and sellers are demanding more transparency, better controls and more relevant insights from their advertising inventory purchases and sales. This has created a need for software solutions, known as programmatic advertising, that automate the process for planning, buying, selling and measuring digital advertising across screens. Programmatic advertising allows buyers and sellers to transact on an impression-by-impression basis through the use of real-time bidding technology, and allows for the use of advanced data and identity solutions to better target ad campaigns. Programmatic transactions include open auctions, where multiple buyers bid against each other in a real-time auction for the right to purchase a publisher's inventory, as well as reserve auctions, where publishers establish direct deals or private marketplaces with select buyers. Programmatic is the dominant method of transacting for desktop, CTV, and mobile inventory.

Convergence of TV and Digital

CTV viewership is growing rapidly and the pace of adoption is accelerating the transition of linear television to CTV programming. As the number of CTV channels continues to proliferate, we believe that ad-supported models or hybrid models that rely on a combination of subscription fees and advertising revenue will continue to gain traction. In turn, we believe brand advertisers looking to engage with streaming viewers will continue to shift their budgets from linear to CTV. Furthermore, as the CTV market continues to mature, we believe that a greater percentage of CTV advertising inventory will be sold programmatically, similar to trends that occurred in desktop and mobile. As such, we expect CTV to be a significant driver of our revenue growth for the foreseeable future.

Identity Solutions

A number of participants in the advertising technology ecosystem have taken or are expected to take action to eliminate or restrict the use of third-party cookies and other primary identifiers that have historically been used to deliver targeted advertisements. We believe that the elimination of third-party cookies has the potential to shift the programmatic ecosystem from an identity model powered by buyers that are able to aggregate and target audiences through cookies to one enabled by sellers that have direct relationships with consumers and are therefore better positioned to obtain user data and consent for implementing first party identifiers.

We believe that our platform and scale position us well to take a leadership position in advancing this shift and creating additional value opportunities for our clients. Accordingly, we have invested and intend to further invest in the development and enhancement of industry leading identity and audience solutions. In furtherance of this goal, in December 2021, we acquired Nth Party, Ltd. ("Nth Party"), a developer of cryptographic software for secure audience data sharing and analysis, and in February 2022, we acquired Carbon (AI) Limited ("Carbon"), a platform that enables publishers to measure, manage, and monetize audience segments.

We support industry privacy initiatives and believe that the next generation of identity solutions need to be open and ubiquitous, with consumer privacy, transparency and control at the core. We further believe that these solutions will ultimately lead to greater trust and consumer confidence in digital advertising, which will be positive for the advertising ecosystem in the long term. In the short term, however, these changes could create some variability in our revenue across certain buyers or sellers, depending on the timing of changes and developed solutions.

Supply Path Optimization

Supply Path Optimization ("SPO") refers to efforts by buyers to consolidate the number of vendors with which they work to find the most effective and cost-efficient paths to procure media. SPO is important to buyers because it can increase the proportion of their advertising ultimately spent on working media, with the goal of increasing return on their advertising spend, and can help them gain efficiencies by reducing the number of vendors with which they work in a complex ecosystem. We believe we are well positioned to benefit from SPO in the long run as a result of our transparency, our broad and unique inventory supply across all channels and formats, including CTV, buyer tools, such as traffic shaping that reduce the cost of working with us, and our brand safety measures.

Header Bidding and Data Processing

Header bidding is a programmatic technique by which sellers offer inventory to multiple ad exchanges and supply side platforms, such as our platform, simultaneously. Header bidding has been rapidly adopted in recent years in the desktop and mobile channels and has experienced modest adoption in CTV. The adoption of header bidding has created a number of challenges and technical complexities for both sellers and buyers, which require sophisticated tools to manage. Header bidding has led to a significant increase in the number of ad impressions to be processed and analyzed through our platform as well as by DSPs, which can lead to increased costs if not properly addressed. We have invested in technology solutions, such as Demand Manager, to help publishers manage their header-bidding inventory.

How We Generate Revenue

Digital advertising inventory is created when consumers access sellers' content. Sellers provide digital advertising inventory to our platform in the form of advertising requests, or ad requests. When we receive ad requests from sellers, we send bid requests to buyers, which enable buyers to bid on sellers' digital advertising inventory. Winning bids can create advertising, or paid impressions, for the seller to present to the consumer. The price that buyers pay for each thousand paid impressions purchased is measured in units referred to as CPM, or cost per thousand, and the total volume of spending between buyers and sellers on our platform is referred to as advertising spend.

We generate revenue from the use of our platform for the purchase and sale of digital advertising inventory. Generally, our revenue is based on a percentage of the ad spend that runs through our platform, although for certain clients or transaction types we may receive a fixed CPM for each impression sold, and for advertising campaigns that are transacted through insertion orders, we earn revenue based on the full amount of ad spend that runs through our platform. We also generate revenue from our ad server and Demand Manager header-bidding product, where fees are either based on the number of impressions processed or a percentage of ad spend. In addition, we may receive certain fixed monthly fees for the use of our platforms or products.

Magnite: Competitive Strengths of Our Platform. Key competitive strengths of our platform include:

Leadership in CTV

Our Magnite Steaming platform has been strategically built to meet the unique requirements of CTV sellers. Many of these sellers have their roots in linear television and it is important that established business practices in television advertising can be translated to programmatic advertising. For instance, our ad-pod feature provides long-form content sellers with a tool analogous to commercial breaks in traditional linear television, so that they can request and manage several ads at once from different demand sources to control for competitive separation, in a single ad-pod. In addition, we provide dynamic ad insertion to serve live streaming events, audio normalization tools to control the volume of an ad relative to content, frequency capping to avoid exposing viewers to repetitive ad placements, and creative review so that a publisher can review and approve the ad units being served to its properties.

We have invested significant time and resources cultivating relationships with CTV sellers and have built a specialized team of CTV experts across our engineering and sales functions to support our clients and evangelize the benefits of CTV advertising. In addition, for certain larger CTV sellers, we may build custom features or functionality to help drive deeper adoption.

Scaled Omni-Channel Platform

We offer a scaled omni-channel platform that brings value to both buyers and sellers of ad inventory. For buyers, we offer a single omni-channel partner to reach target audiences globally across all channels, including CTV, mobile, desktop, and digital out-of-home, and formats, including video, display, and audio. For sellers, we partner as a one stop shop where they can sell digital advertising across all of their properties, regardless of device or format, and gain instant access to the world's largest automated digital advertising buyers with the flexibility to sell their advertising inventory in an automated fashion on an

impression-by-impression basis. We believe large numbers of diverse sellers on our platform attract more buyers and vice versa, resulting in a self-reinforcing network effect that adds value for all our clients and creates a stickier platform solution.

Reserve Auctions

A significant portion of premium inventory, in particular with respect to CTV, is purchased and sold through reserve auctions where the seller establishes a direct deal with a buyer or group of buyers. These transaction types allow the seller to maintain tighter control over their advertising allocation and are often used by sellers that maintain a direct sales force but still want to experience the benefits of automation to improve pricing, matching, and dynamic ad placement and to automate manual operations such as ad trafficking, quality assurance, and billing and collections. Our deal management and curation tools support sales functions rather than replacing them, which eliminates friction in the sales process. Buyers and sellers can also leverage their first-party data assets and third-party data assets in our platform to increase the value of sellers' inventory and the precision of buyers' targeting efforts.

Big Data Analytics and Machine-Learning Algorithms; Bid Filtering

A core aspect of our value proposition is our big data and machine-learning platform that is able to discover unique insights from our massive data repositories. Our systems collect and analyze a myriad of information such as historical clearing prices, bid responses, buyer preferences, ad formats, user location, buyer audience preferences, how many ads the user has seen, browser or device information, and sellers' first party data about users. Our access to data puts us in a unique position to develop differentiated insights to help both buyers and sellers. Our solution is constantly self-improving as we process more volume and accumulate more data, which in turn helps make our machine-learning algorithms more intelligent and contributes to higher-quality matching between buyers and sellers. This data also fuels our bid filtering technology, allowing us to more aggressively block traffic that is not likely to monetize. We believe that our traffic optimization coupled with bid filtering improves return on investment for buyers and increases revenue for sellers, which in turn attracts more buyers and sellers to our platform creating a dual network effect that makes our platform stickier. These capabilities also help us manage the costs associated with the high volumes of ad requests we receive.

Identity Solutions

We offer identity solutions that help buyers and sellers create better matches and increase advertising ROI and the value of the underlying impression. Our tools enable sellers to create audience segments based on first-party data, which makes their advertising inventory more valuable to buyers looking to achieve specific campaign goals. In addition, our technology is integrated with a number of third party data, attribution and identity vendors, allowing buyers and sellers to leverage these solutions directly through our platform without the need for multiple vendor contracts.

Integrated Video Ad Server and SSP

On July 1, 2021, we acquired SpringServe, a leading ad serving platform for CTV and online video. The SpringServe ad server manages multiple aspects of video advertising for both programmatic transactions and inventory sold directly by the publisher, including forecasting, routing, customized ad experiences, and advanced podding logic. Combined with our SSP, the SpringServe ad server provides publishers a holistic yield management solution that works across their entire video advertising business to drive value. This is of particular importance for CTV publishers, who still sell a large percentage of their inventory through their direct sales team. We believe the acquisition of SpringServe is highly strategic as it allows us to offer publishers an independent full-stack solution to the walled gardens, which can be leveraged across their entire video advertising business.

Header Bidding and Demand Manager Solutions

We are integrated with all of the major header-bidding standards, including Prebid.org, which we co-founded, as well as the solutions offered by Google and Amazon. We believe the various header bidding alternatives we offer, our buyer reach and scale, our buying efficiency, and our machine-learning capabilities put us in a strong position to compete for seller impressions monetized through header-bidding solutions, and we expect these header bidding solutions to deliver a meaningful volume of impressions. We also provide a software solution called Demand Manager that helps desktop and mobile sellers manage all of their header-bidding advertising inventory, regardless of who wins the impression, for a fee based on a percentage of that advertising spending. We believe that adoption and proliferation of these tools will further strengthen our relationship with sellers and contribute to our future revenue growth.

Transparency and Controls

We generate revenue each time an impression is monetized on our platform based on a simple and transparent fee structure established with our publisher partners. Our clients direct the sale and management of ad inventory through our platform, including the ability to define supply hierarchies and demand tiers, set minimum price floors, and establish advertiser and category level blocked and allowed lists. We provide sellers with detailed analytics, which allows them to effectively monitor buying patterns and make real-time changes to take advantage of market dynamics and maximize their yield.

Self-Service Model

We offer a self-service model that lets sellers access our platform without extensive involvement by our personnel. This model allows us to scale efficiently and grow our business at a faster pace than the growth of our sales and support organization. As a result, we are able to achieve a high degree of operating leverage, which positions our business for growing profitability.

Buyer Tools

We provide a suite of buyer tools designed to help buyers curate inventory, append data and improve ROI in order to meet their campaign strategies. Our curation tools include Express Lane and Marketplace technology that enable agency holding companies and major brands to create their own private label marketplaces and establish direct connections with sellers. Custom auction packages give all buyers a versatile and cost-effective way to curate and target open market inventory, using categories such as audience, context, and viewability, while our deal discovery platform allows buyers to connect directly with sellers to arrange direct reserve auctions. Our audience tools enable buyers to append data in order to reach their target audience, and are often used in combination with our curation solutions. Finally, Estimated Market Rate, our innovative bid shading technology, helps buyers bid more effectively in our environment.

Independence

We are fully aligned with the interests of our publisher clients. Unlike some large industry participants, we do not have our own media properties that compete for advertising spending with our sellers. Therefore, we are agnostic and have no preference towards delivering demand to any specific publisher. In addition, because we do not offer a demand side platform, we are able to avoid inherent conflicts of interest that exist when serving both the buy- and sell-side.

Magnite: Growth Strategies. The key elements to our long-term growth strategy include:

Focus on CTV

We expect CTV to be the biggest driver of our growth. As streaming video continues to become mainstream and ad-supported models become more prevalent, we believe brand advertisers will continue to shift their budgets from linear television to CTV. We plan to invest significant resources in technology, sales and support related to our CTV growth initiatives. Consistent with this growth objective, in February 2023, we introduced Magnite Streaming, which merges leading technology from our legacy Magnite CTV and SpotX CTV platforms.

Supply Path Optimization

As described above, SPO refers to efforts by buyers to consolidate the number of vendors with which they work to find the most effective and cost-efficient paths to procure media. We believe we are well positioned to benefit from SPO due to the factors described above and that it presents an opportunity for us to capture market share and increase the volume of advertising spend on our platform. To capitalize on SPO opportunities, we have invested in our buyer focused sales team to pursue more direct relationships with advertisers and agencies.

Identity Solutions

We believe that the elimination of third party cookies has the potential to shift the programmatic ecosystem from an identity model powered by buyers that are able to aggregate and target audiences through cookies to one enabled by sellers that have direct relationships with consumers and are therefore better positioned to obtain user data and consent for implementing first party identifiers. In CTV, this identity model already largely exists with publishers more tightly controlling access to identifiers and user data, while offering proprietary first party data segments for reaching desired audiences. As the largest independent supply side platform, we believe we are well positioned to take a leadership role in advancing the shift to a first party identity model and creating additional value opportunities for our clients. Accordingly, we have invested and intend to further invest in the development and enhancement of industry leading identity and audience solutions. In furtherance of this goal, in December 2021, we acquired Nth Party, a developer of cryptographic software for secure audience data sharing and analysis, and in February 2022, we acquired Carbon, a platform that enables publishers to measure, manage, and monetize audience segments, which have been integrated with our platforms.

Increase Efficiencies on our Exchange

We aim to increase the operational efficiency of our platform, so as to enable buyers and sellers to achieve their campaign and monetization objectives in a cost-effective manner. Our solution is constantly self-improving as we process more volume and accumulate more data, which in turn helps make our machine-learning algorithms more intelligent and contributes to higher quality matching between buyers and sellers. We are continuing to invest in traffic optimization and bid filtering technology to allow us to monetize a higher proportion of the ad requests on our platform, which reduces costs for us as well as the process costs for buyers. We believe these cost savings make our platform more attractive to buyers, which in turn improves revenue opportunities for sellers.

Increasing Seller Inventory

In order to increase transaction volume we are continuously looking to add new high quality sellers to our platform and to expand our existing relationships with sellers to increase our share of their inventory, in particular in the CTV and OTT space where inventory is controlled by fewer sellers. Our plan for increasing our inventory volumes includes establishing and deepening our direct relationships with sellers, including through custom integrations, expanding our seller tools, capitalizing on our omni-channel capabilities, and leveraging our header bidding integrations, including through Demand Manager. In addition, our acquisition of the SpringServe ad server provides us with access to inventory that is directly sold by a publisher's sales force by enabling a unified auction that selects an ideal ad set, considering both direct and programmatic deal priority and yield.

Expand our International Footprint

With established operating presence in North America, Australia and Europe, and a developing presence in Asia and South America, we serve buyers and sellers on a global basis. We plan to continue to expand our international presence and make additional investments in sales, marketing and infrastructure to support our long-term growth and to position ourselves for expected increases in the penetration of programmatic advertising globally. We expect programmatic advertising to grow at different rates in different geographic markets, and are constantly evaluating new markets with a strategy to use our existing infrastructure and adjacent sales offices or by expanding our infrastructure footprint and placing personnel directly in those markets.

Continue to Innovate and Enhance our Platform

We are working on a number of platform innovations and enhancements designed to improve the value to our clients, such as our recently announced Magnite Streaming platform. We intend to invest in new features that facilitate the creation of first-party publisher segments, improve upon our traffic optimization and bid filtering, enhance our brand safety controls, and help sellers to optimize their yield across both programmatic and directly sold inventory.

Technology and Development

To support a majority of our non-CTV transactions, we have developed a globally distributed infrastructure hosted at data centers in the U.S., Europe, and Asia that run our proprietary software. Our CTV transactions run primarily on a hybrid infrastructure. We believe these two approaches optimize the type of traffic we handle - hosted data centers for high-frequency,

low-latency transactions and cloud-supported for lower frequency transactions subject to more volatile viewing patterns, for example CTV prime-time viewing spikes.

Our approach supports the volume, diversity, and complexity of buyers' bidding patterns, which increases market liquidity. Bid efficiency algorithms provide bid prediction (i.e., which buyers are most likely to bid on a given impression) and throttling (i.e., the volume of bid requests a given buyer can process), to improve infrastructure load and execute transactions efficiently by only sending bid requests to those buyers of advertising inventory who can handle the volume and are likely to respond.

This infrastructure is supported by real-time data pipelines, a system that quickly moves volumes of data generated by our business into reporting and machine-learning systems that allow usage both internally and by buyers and sellers. It also is supported by a 24-hour Network Operations Center, which provides failure protection by monitoring and rerouting traffic in the event of equipment failure or network performance issues between buyers and our marketplace, and our core technology and development team, which is responsible for the design, development, operation, and maintenance of our platform, and employs an agile development process that emphasizes frequent, iterative, and incremental development cycles.

We believe that continued investment in our platform, including its technologies and functionalities, is critical to our success and long-term growth.

Sales and Marketing

We market our solution to buyers and sellers through global sales teams that operate from various locations around the world. These teams leverage market knowledge and expertise to demonstrate the benefits of advertising automation and our solution to buyers and sellers. We deploy a professional services team with each seller integration to assist sellers in getting the most value from our solution. Our buyer team, which is separately managed, focuses on collaborating with and increasing spend from DSPs, agencies, and brands, and our client services teams work closely with clients to support and execute campaigns. Our marketing initiatives are focused on managing our brand, increasing market awareness, and driving advertising spend to our platform. We often present at industry conferences, create custom events, and invest in public relations. In addition, our marketing team advertises online, in print, and in other forms of media, creates case studies, sponsors research, writes whitepapers, publishes marketing collateral, generates blog posts, and undertakes client research studies.

Competition

Our industry is highly competitive. Overall digital advertising spending is highly concentrated in a small number of very large companies that have their own inventory, including Google, Facebook, Microsoft, Comcast, and Amazon, with which we compete for digital advertising inventory and demand. These companies are formidable competitors due to their huge resources and direct user relationships, and could become even more dominant as third-party cookie use decreases. Despite the dominance of large companies, there is still a large addressable market that is highly fragmented and includes many providers of transaction services with which we compete, including supply side platforms, video ad servers, and advertising exchanges. As we introduce new offerings, as our existing offerings evolve, or as other companies introduce new products and services, we may be subject to additional competition. There has been rapid evolution and consolidation in the advertising technology industry, and we expect these trends to continue, thereby increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. There are many ways for buyers and sellers of digital advertising inventory to connect and transact, including directly and through many other exchanges, and buyers are increasingly demanding more transparency and lower transaction costs and establishing relationships directly with sellers of advertising inventory, which puts significant pressure on us. Our offering must remain competitive in scope, ease of use, scalability, speed, data access, price, inventory quality, brand security, customer service, identity protection and other technological features that help sellers monetize their inventory and buyers increase the return on their advertising investment. While our industry is evolving rapidly and becoming increasingly competitive, we believe that our solution enables us to compete favorably on these factors. In addition, we believe we enjoy a number of competitive strengths, as further detailed above.

Human Capital: Our Team and Culture

Our team draws from a broad spectrum of experience, including data science, machine-learning algorithms, infrastructure, software development, and from experienced leadership on the seller and buyer sides, including CTV, mobile and video. In addition to the United States, we have personnel and operations in Australia, Brazil, Canada, France, Germany, India, Italy, Japan, New Zealand, Singapore, Sweden, and the United Kingdom, in order to service buyers and sellers on a global scale.

Culture

We strive to build a culture that is high-performing and results-oriented while emphasizing transparency, collaboration and innovation. Our recruitment team seeks individuals that are committed to seeing the big picture and being catalysts of change. We ask our employees to empower others, make a difference and help make our company a great place to work, not just a "job."

Diversity, Equity and Inclusion

Our Magnify Council, a group of internal employees, rotating yearly, is focused on enhancing diversity, equity and inclusion. Our objectives, through the support of the Magnify Council, are to create an exceptional employee experience, continually deploy programs to develop diverse talent, and support external partners that emphasize the global promotion of diversity, equity and inclusion.

Talent Retention

We reward team and individual excellence and are committed to creating an exceptional workplace environment in which we seek feedback from our employees in bi-annual engagement surveys. We believe in continual feedback on performance. Our employees set goals at a regular cadence throughout the year and managers provide achievement ratings at year-end. We continue to invest in learning and leadership development by expanding our dedicated resources for these functions. Our primary focus is to provide foundational skill development for the professional growth of employees, and cohesive training for our global people managers. Additionally, we routinely analyze voluntary employee turnover to understand and address trends. We give equity to our employees to promote alignment and ownership.

Employee Wellness and Safety

Due to the COVID-19 pandemic, our global workforce maintained a work from home policy from March 2020 through October 2022. We have since returned to offices on a hybrid basis. We have approached our return to offices with caution to prioritize the safety and health of our employees, and continue to monitor best practices and guidance.

We recognize that stressful circumstances require us to provide additional care for our employees. We encourage our employees to focus on mental health by providing quarterly mental health days, a global employee assistance program, and a digital platform with access to live classes and discussions supporting wellness.

Conduct

We are committed to promoting high standards of honest and ethical business conduct and compliance in alignment with our cultural values. We do not tolerate harassment or discrimination. Our employees are required to take annual harassment and discrimination training as well as acknowledge our Code of Business and Ethics Policy.

As of December 31, 2022, we had 947 full-time employees.

Our Intellectual Property

Our proprietary technologies are important and we rely upon trade secret, trademark, copyright, and patent laws in the United States and abroad to establish and protect our intellectual property and protect our proprietary technologies.

We have several issued patents and pending patent applications, some of which may ultimately be abandoned if we determine that the cost of prosecution or maintenance does not justify the utility of receiving the patent. None of these patents has been litigated and we do not believe that any individual patent or patent application is material to our business. Their importance to our business is uncertain and there are no guarantees that any of the patents will serve as protection for our technology or market in the United States or any other country in which an application has been filed.

We register certain domain names, trademarks and service marks in the United States and in certain locations outside the United States. We also rely upon common law protection for certain trademarks. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and disclosure and use of, our proprietary information. We also use measures designed to control access to our technology and proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, which we believe differentiate us from our competitors.

Any impairment of our intellectual property rights, or any unauthorized disclosure or use of our intellectual property or technology, could harm our business, our ability to compete and our operating results.

Client Dynamics

Sellers

Sellers own or operate media properties, websites and applications through which advertisements can be delivered to consumers as they navigate across screens. Sellers use our platform to monetize and manage their advertising inventory.

While we work with many clients, a relatively small number of them provide a large share of the unique user audiences accessible by buyers. This is particularly true in CTV, where sellers tend to be larger compared to other online sellers. Given the limited number of CTV sellers, we are focused on building deeper, long-term strategic partnerships with these clients through a full-service business development strategy. We have invested significant resources in identifying and cultivating these relationships and our sales executives and account managers often serve a consultative role within a client's sales organization to help establish best practices and evangelize the benefits of programmatic advertising. This team is further supported by our product and engineering team with deep technical expertise, and for larger clients, we may build out custom features or functionality to help drive deeper adoption of our platform.

In the mobile channel, many of the application providers that make inventory available through our platform utilize system development kits ("SDKs") and other proprietary technology of third parties, such as aggregators, and it is those third parties, not the application providers themselves, that contract with us to help monetize the inventory. Termination or diminution of our relationships with these third parties could result in a material reduction of the amount of mobile inventory available through our platform. We encourage application developers to use our own SDK when appropriate, but it is difficult to displace existing SDKs.

Buyers

On the buy-side of our business, we maintain close relationships with brand advertisers and agencies, as well as the technological intermediaries through which they transact on our platform, principally DSPs.

These DSPs are directly connected to our technology through server-to-server integrations and are responsible for bidding on and purchasing advertising inventory on our platform pursuant to master service agreements. We have relationships with almost all of the major DSPs, and because ad spend is highly concentrated among relatively few DSPs, each of these relationships is important to us and represents a source of demand that could be difficult for us to replace.

We maintain close relationships with DSPs to maximize the amount of spend being transacted through our platform. For instance, our sales team collaborates with DSPs to create custom private marketplaces that fit specific targeting criteria for a given campaign and our team of technical account managers continually monitors DSP bidding activities and provides recommendations that inform their trading practices.

While the DSP is directly responsible for purchasing advertising inventory programmatically through our platform, the overall direction of an advertising campaign is typically determined by the advertiser or advertising agency that has engaged the DSP, and for certain reserve auctions, the specific parameters of a campaign may be negotiated directly with the advertiser or agency without involvement of a DSP.

In addition to transacting through DSPs, we also offer brands and agencies the ability to access our platform directly on a managed service basis through the use of insertion orders. For these campaigns, our team of specialists manages the delivery and execution of the campaign according to an agreed set of objectives with the advertiser or agency, at a negotiated fixed price.

Accordingly, in order to increase the amount of spend transacted on our platform, and in furtherance of our SPO efforts, we expend significant resources establishing and expanding relationships directly with brand advertisers and agencies as well as with DSPs.

Geographic Scope of Our Operations

The growth of programmatic advertising is expanding into geographic markets outside of the United States, and in some markets, the adoption rate of programmatic digital advertising is greater than in the United States. We face staffing challenges, including difficulty in recruiting, retaining, and managing a diverse and distributed workforce across time zones, cultures, and languages. We must also adapt our practices to satisfy local requirements and standards (including differing privacy requirements that are sometimes more stringent than in the U.S.), and manage the effects of global and regional pandemics, recessions and economic and political instability. Transactions denominated in various non-U.S. currencies expose us to potentially unfavorable changes in exchange rates and added transaction costs. Foreign operations expose us to potentially adverse tax consequences in the United States and abroad and costs and restrictions affecting the repatriation of funds to the United States. For detailed information regarding our revenue and property and equipment, net by geographical region, see Note 4 and Note 6 of the "Notes to Consolidated Financial Statements."

Regulation

Our business is highly susceptible to existing and emerging privacy regulations and oversight concerning the collection, use and sharing of data. Data protection authorities in the United States and around the world have focused on the

advertising technology ecosystem. Because we, and our clients, rely upon large volumes of such data, it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices.

We do not collect information that can be used directly to identify a real person, such as name, address, or phone number, and we take steps to avoid collecting and storing such information. Instead, we rely on pseudonymous forms of data such as IP addresses, general geo-location information, and persistent identifiers about Internet users and do not attempt to associate this data with other data that can be used to identify real people. Increasingly, this type of information is considered "personal" across various jurisdictions and is therefore governed by consumer privacy laws and may be the subject of future legislation or regulation. The definition of personal data varies by country, and now even by U.S. state, and continues to evolve in ways that may require us to adapt our practices to avoid violating laws or regulations related to the collection, storage, and use of consumer data. As a result, our technology platform and business practices must be assessed regularly in each country in which we do business.

There are also a number of specific laws and regulations governing the collection and use of certain types of consumer data relevant to our business. For example, the Children's Online Privacy Protection Act ("COPPA"), imposes restrictions on the collection and use of data about users of child-directed websites. With respect to COPPA compliance, we have taken various steps to implement a system that: (i) flags seller-identified child-directed sites to buyers, (ii) limits advertisers' ability to serve personalized advertisements on child-directed sites, (iii) helps limit the types of information that our advertisers have access to when placing advertisements on child-directed sites, and (iv) limits the data that we collect and use on such child-directed sites.

The use and transfer of personal data in the European Economic Area ("EEA") member states and the United Kingdom ("UK") is currently governed by the General Data Protection Regulation and the UK General Data Protection Regulation (the "GDPR" and "UK GDPR"). The GDPR and UK GDPR set out significant potential liabilities for certain data protection violations and establish significant regulatory requirements resulting in a greater compliance burden for us in the course of delivering our solution in the EEA and UK. While data protection authorities have clarified certain requirements under GDPR and UK GDPR, inconsistent interpretations of the regulations and how to comply with them remain across individual countries.

In addition to the GDPR and UK GDPR, a number of recent privacy regulations will or have already come into effect in the United States. California was the first state to enact an omnibus consumer privacy law in 2018, the California Consumer Privacy Act ("CCPA"), which became effective January 1, 2020. This law imposes substantial obligations on businesses that handle the personal information of California residents. The obligations imposed require us to maintain ongoing significant resources for compliance purposes. In addition, amendments to the CCPA, along with broad-based consumer privacy laws in Connecticut, Colorado, Virginia, and Utah, will all take effect by the end of 2023 and impose obligations that are similar to the CCPA. These new laws will cause us to incur additional compliance costs and impose additional restrictions on us and on our industry partners. In addition, other privacy bills have been introduced at both the state and federal level and certain international territories are imposing new or expanded privacy obligations. In the coming years, we expect further consumer privacy regulation worldwide.

The GDPR and UK GDPR also prohibit the transfer of personal data of EU and UK subjects outside of the EEA and the UK, unless the party exporting the data from the EU or UK implements a compliance mechanism designed to ensure that the receiving party will adequately protect such data. We have historically relied on certain compliance mechanisms that have since been invalidated, and had to shift our business practices to rely on other legally sufficient compliance measures. However, guidance on exactly what measures must be taken to allow the lawful transfer of personal data to the United States remains unclear. It is important to note that the EU and the US have agreed on a successor framework that is supposed to enter into force by the end of 2023 at the latest. The new framework may not address all issues raised by the European Court of Justice and may be challenged in court, too. Until that time, we remain subject to regulatory enforcement by data protection authorities located in the EU, UK, and the United States, so we will continue to interpret the guidance and explore the additional measures that can be implemented to protect personal data that is transferred to us in the United States. By relying on these compliance measures, we risk becoming the subject of regulatory investigations in any of the individual jurisdictions in which we operate. Each such investigation could cost us significant time and resources, and could potentially result in fines, criminal prosecution, or other penalties. Further, to the extent any new guidance emerges to these compliance measures, it could further invalidate our approach to data export from the EEA and UK. It may take us significant time, resources, and effort to restructure our business and/or rely on another legally sufficient compliance measure.

Additionally, our compliance with our privacy policies and our general consumer privacy practices are also subject to review by the Federal Trade Commission, which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and representations therein. Certain State Attorneys General may also bring enforcement actions based on comparable state laws or federal laws that permit state-level enforcement. Outside of the United States, our privacy and data practices are subject to regulation by data protection authorities and other regulators in the countries in which we do business.

Beyond laws and regulations, we are members of self-regulatory bodies that impose additional requirements related to the collection, use, and disclosure of consumer data, including the Internet Advertising Bureau ("IAB"), the Digital Advertising

Alliance, the Network Advertising Initiative, and the Europe Interactive Digital Advertising Alliance. Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we provide consumers with notice via our privacy policy about our use of cookies and other technologies to collect consumer data, and of our collection and use of consumer data to deliver personalized advertisements. We allow consumers to opt-out from the use of data we collect for purposes of behavioral advertising through a mechanism on our website, linked through our privacy policy as well as through portals maintained by some of these self-regulatory bodies.

We support privacy initiatives and believe they will be beneficial to consumers' confidence in advertising technology, which will ultimately be positive for the advertising ecosystem in the long term. However, until prevailing compliance practices standardize, the impact of worldwide privacy regulations on our business and, consequently, our revenue could be negatively impacted.

For additional information regarding regulatory risks to our business, see "Item 1A. Risk Factors."

Seasonality

Our advertising spend, revenue, cash flow from operations, Adjusted EBITDA, operating results, and other key operating and financial measures may vary from quarter to quarter due to the seasonal nature of buyer spending. For example, many buyers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. We expect our revenue, cash flow, operating results and other key operating and financial measures to fluctuate based on seasonal factors from period to period and expect these measures to be higher in the fourth quarter than in other quarters.

Available Information

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and accordingly files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and related amendments and other information with the U.S. Securities and Exchange Commission, or the SEC, pursuant to Sections 13(a) and 15(d) of the Exchange Act. Information filed by the Company with the SEC is available free of charge on the Company's website at investor.magnite.com as soon as reasonably practicable after such materials are filed with or furnished to the SEC.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk, including the risks described below, each of which may be relevant to decisions regarding an investment in or ownership of our stock. The occurrence of any of these risks could have a significant adverse effect on our reputation, business, financial condition, revenue, results of operations, growth, or ability to accomplish our strategic objectives, and could cause the trading price of our common stock to decline. You should carefully consider the risks set forth below and the other information contained in this report, including our consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, before making investment decisions related to our common stock. However, this report cannot anticipate and fully address all possible risks of investing in our common stock, the risks of investing in our common stock may change over time, and additional risks and uncertainties that we are not aware of, or that we do not consider to be material, may emerge. Accordingly, you are advised to consider additional sources of information and exercise your own judgment in addition to the information we provide.

Risks Related to Recent Mergers and Acquisitions

We may not be able to achieve anticipated cost savings or other anticipated benefits of the SpotX Acquisition and other recent acquisitions.

While the integration of SpotX, and other recently acquired companies into our core business is well underway, the ultimate success of the these acquisitions will depend, in part, on our ability to continue to successfully integrate such companies with our business and realize the anticipated benefits, including synergies, cost savings, innovation and technological opportunities and operational efficiencies from such transactions in a manner that does not materially disrupt existing customer, supplier and employee relations and does not result in decreased revenues due to losses of, or decreases in use of our solutions by, buyers and sellers of advertising inventory. For example, we recently introduced our unified CTV platform, Magnite Streaming, which merges leading technology from our legacy Magnite CTV and SpotX CTV platforms. We are currently testing the platform with a group of clients, and expect to continue to migrate additional clients to the new platform primarily throughout the first half of 2023 and expect the migration to be completed by the third quarter of 2023. Although we believe our new Magnite Streaming platform represents an industry leading solution, which incorporates cutting

edge technology from our legacy platforms, there are certain risks inherent in introducing a new platform. For example, it is possible that our new platform will experience bugs or errors, or clients may not be satisfied with the functionality compared to our legacy CTV platforms. In addition, the migration of clients involves complicated technical and commercial expertise, in particular as relates to the transition of active reserve auctions and private marketplaces, which need to be migrated without disruption. In the event that client migration results in disruption to a seller's business it would reflect negatively on our reputation and we may lose that client's business in the future. Moreover, the consolidation of our platforms generally will result in our platform sending less overall ad requests to DSPs as we reduce duplicative bids. While we expect this reduction in ad requests to lead to greater cost efficiencies, it is possible that the reduction in ad requests will result in a temporary decrease in the number of won ad impressions transacted on our platform, which would negatively impact our revenue.

If we are unable to achieve the anticipated benefits of our recent acquisitions, or if the integration process takes longer than or is more costly than expected, it could negatively affect our business and result of operations. The integration of SpotX and other recently acquired companies with our business involves a number of challenges, including, without limitation:

- managing a larger, more complex business;
- maintaining employee morale and retaining key management and other employees;
- retaining existing business and operational relationships, including clients, suppliers and other vendors;
- consolidating corporate and administrative infrastructures and technology platforms, including unanticipated issues in integrating technology, communications and other systems;
- organizational restructuring and realignment, including the elimination of duplicative roles and other redundancies;
- managing new products that we have not historically offered, such as the SpringServe ad server product, and which may require us to abide by different business rules with respect to data privacy and segmentation;
- coordinating geographically separate organizations; and
- unforeseen expenses or delays associated with the acquisitions.

Many of these factors are outside of our control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues or cost synergies, and other adverse impacts, which could materially affect our financial position, results of operations and cash flows.

Any acquisitions we undertake may disrupt our business, adversely affect operations, dilute stockholders, and expose us to costs and liabilities.

Acquisitions have been an important element of our business strategy, and we may pursue future acquisitions in an effort to increase revenue, expand our market position, add to our service offering and technological capabilities, respond to dynamic market conditions, or for other strategic or financial purposes. However, there is no assurance that we will identify suitable acquisition candidates or complete any acquisitions on favorable terms, or at all. Further, any acquisitions we do complete would involve a number of risks, which may include the following:

- the identification, acquisition, and integration of acquired businesses require substantial attention from management. The diversion of management's attention and any difficulties encountered in the integration process could hurt our business;
- the identification, acquisition, and integration of acquired businesses requires significant investment, including to determine which new service offerings we might wish to acquire, harmonize service offerings, expand management capabilities and market presence, and improve or increase development efforts and technology features and functions;
- the anticipated benefits from the acquisition may not be achieved, including as a result of loss of clients or personnel of the target, other difficulties in supporting and transitioning the target's clients, the inability to realize expected synergies from an acquisition, or negative organizational cultural effects arising from the integration of new personnel;
- we may face difficulties in integrating the personnel, technologies, solutions, operations, and existing contracts of the acquired business;
- we may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, income or other taxes and other regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues;
- to pay for future acquisitions, we could issue additional shares of our common stock or pay cash. Issuance of shares would dilute stockholders. Use of cash reserves could diminish our ability to respond to other opportunities or challenges. Borrowing to fund any cash purchase price would result in increased fixed obligations and could also include covenants or other restrictions that would impair our ability to manage our operations;
- acquisitions expose us to the risk of assumed known and unknown liabilities including contract, tax, regulatory or other legal, and other obligations incurred by the acquired business or fines or penalties, for which indemnity obligations, escrow arrangements or insurance may not be available or may not be sufficient to provide coverage;

- new business acquisitions can generate significant intangible assets that result in substantial related amortization charges and possible impairments;

- the operations of acquired businesses, or our adaptation of those operations, may require that we apply revenue recognition or other accounting methodologies, assumptions, and estimates that are different from those we use in our current business, which could complicate our financial statements, expose us to additional accounting and audit costs, and increase the risk of accounting errors;

- acquired businesses may have insufficient internal controls that we must remediate, and the integration of acquired businesses may require us to modify or enhance our own internal controls, in each case resulting in increased administrative expense and risk that we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

- acquisition of businesses based outside the United States would require us to operate in foreign languages and manage non-U.S. currency, billing, and contracting needs, comply with laws and regulations, including labor laws and privacy laws that in some cases may be more restrictive on our operations than laws applicable to our business in the United States; and

- acquisitions can sometimes lead to disputes with the former owners of the acquired company, which can result in increased legal expenses, management distraction and the risk that we may suffer an adverse judgment if we are not the prevailing party in the dispute.

Risks Related to Economic Conditions and COVID-19

Our revenue and operating results are highly dependent on the overall demand for advertising and any macroeconomic challenges may adversely affect our business, financial position, results of operations and/or cash flows.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective sellers and buyers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly affected. Accordingly, our business and operations have been, and could in the future be, adversely affected by events beyond our control, such as health epidemics, including the COVID-19 pandemic, geopolitical events, including the conflict in Ukraine, and economic and macroeconomic factors like labor shortages, supply chain disruptions, inflation and recessionary concerns impacting the markets and communities in which our clients operate.

For instance, as a result of the COVID-19 pandemic and associated economic challenges, a significant number of advertisers, in particular with respect to certain categories of advertising that were particularly impacted by the pandemic and resulting stay-at-home orders, reduced their advertising budgets, resulting in an overall decrease in advertising spend through our platform compared to our pre-COVID expectations. More recently, our business has been negatively impacted as a result of macroeconomic challenges, such as inflation, global hostilities, recession, and other macroeconomic factors, which have generally negatively impacted ad budgets, and in turn led to reduced ad spend through our platform. Any worsening of macroeconomic conditions in future periods would likely have a negative effect on our financial results, the magnitude of which is difficult to predict. In addition, continued inflation could result in an increase in our cost base relative to our revenue.

Risks Related to Our Business, Growth Prospects and Operating Results

If CTV advertising spend grows more slowly than we expect our operating results and growth prospects could be harmed.

The growth of our platform is dependent, in part, on the continued growth in CTV advertising spend. Growth in the CTV advertising market is dependent on a number of factors, including the pace of cord-cutting (the replacement of tradition linear TV for CTV streaming), the continued proliferation of digital content and CTV providers, the adoption of ad-supported models by CTV sellers in lieu of, or in addition to, subscription models, and an acceleration in the shift of ad dollars from traditional linear TV to CTV to keep pace with changing viewership habits. If the market for ad-supported CTV develops more slowly than we expect or fails to develop as a result of these or other factors, our operating results and growth prospects could be harmed.

If CTV sellers fail to adopt programmatic advertising solutions, or adopt such solutions more slowly than we expect, our operating and growth prospects could be harmed.

As digital advertising has continued to scale and evolve, the amount of advertising being bought and sold programmatically has increased dramatically. Despite the opportunities created by programmatic advertising, CTV sellers have been slower to adopt programmatic solutions compared to desktop and mobile video sellers. Many CTV sellers have backgrounds in cable or broadcast television and have limited experience with digital advertising, and in particular programmatic advertising. For these sellers, it is extremely important to protect the quality of the viewer experience to maintain brand goodwill and ensure that online advertising efforts do not create sales channel conflicts or otherwise detract from their

direct sales force. In this regard, programmatic advertising presents a number of potential challenges, including the ability to ensure that ads are brand safe, comply with business rules around competitive separation, are not overly repetitive, are played at the appropriate volume and do not cause delays in load-time of content. Our platform was designed to address these challenges and we have invested significant time and resources cultivating relationships with CTV sellers to establish best practices and evangelize the benefits of programmatic CTV.

While we believe that programmatic advertising will continue to grow as a percentage of overall CTV advertising, there can be no assurances that CTV sellers will adopt programmatic solutions or the speed at which they may adopt such solutions. Any such failure or delay in adoption could negatively impact our finance results and growth prospects.

We may not be able to maintain or increase access to the CTV advertising inventory monetized through our platform on terms acceptable to us.

Our success requires us to maintain and expand our access to premium and unique advertising inventory. We do not own or control the ad inventory upon which our business depends and do not own or create content. Sellers are generally not required to offer a specified level of inventory on our platform, and we cannot be assured that any publisher will continue to make their ad inventory available on our platform. Sellers may seek to change the terms on which they offer inventory on our platform, including with respect to pricing, or may elect to make advertising inventory available to our competitors who offer more favorable economic terms. Due to their significant negotiating leverage, Sellers may also require us to take increased risks in some of our commercial agreements in the form of offering revenue guarantees or minimum spend commitments. Furthermore, sellers may enter into exclusive relationships with our competitors, which preclude us from offering their inventory.

These risks are particularly pronounced with CTV sellers. CTV inventory is highly sought after, and unlike desktop or mobile advertising, which may come from disparate sources, CTV inventory tends to be concentrated on a smaller number of larger sellers that enjoy significant negotiating leverage. This dynamic has been exacerbated by consolidation in the industry, as a number of digital-first CTV sellers have been acquired by larger established television and media brands. In some instances, consolidation may result in the loss of business with an existing client (for example, if an acquiror has a preferred relationship with one of our competitors or has a proprietary solution). As a result of this concentration, the loss of a CTV client may result in a significant decrease in the amount of CTV inventory available through our platform. Any decrease in our ability to access CTV inventory could negatively impact our results, as we view CTV revenue as a key differentiator and driver for our growth.

We may be unsuccessful in our Supply Path Optimization efforts.

SPO refers to efforts by buyers to consolidate the number of vendors with which they work to find the most effective and cost-efficient paths to procure media. There are a number of criteria that buyers use to evaluate supply partners. While we believe we are well positioned to benefit from supply path optimization in the long run as a result of our transparency, our pricing tools, which reduce the overall cost of working with us, our broad and unique inventory supply across all channels and formats, buyer tools such as traffic shaping that reduce the cost of working with us, and our brand safety measures, we compete for demand with a number of well-established companies, and we must continue to adapt and improve our offerings to win buyers' business.

In addition, in order to achieve increased advertising spend or prevent loss of business to a competitor, we may negotiate discounts, rebates, or similar incentives with advertisers or agencies. We believe that because our business has many fixed costs, increases in advertising spend volume generally create opportunities to disproportionately improve our bottom line results, even with increased discounts, rebates or other buyer incentives. However, our revenue could be negatively impacted by discounts, rebates and other buyer incentives, notwithstanding an increase in ad spend.

Our technology development efforts may be inefficient or ineffective, which may impair our ability to attract buyers and sellers.

We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards and consumer needs, regulatory changes, and the frequent introduction of new solutions by our competitors to which we must adapt and respond. Our future success will depend in part upon our ability to enhance our existing solution and to develop and introduce competing new solutions in a timely manner with features and pricing that meet changing client and market requirements. Our solutions are complex and can require a significant investment of time and resources to develop, test, introduce, and enhance. These activities can take longer than we expect. We schedule and prioritize our development efforts according to a variety of factors, including our perceptions of market trends, client requirements, and resource availability; however, we may encounter unanticipated difficulties that require us to re-direct, scale back, or modify our efforts. If development of our solution becomes significantly more expensive due to changes in regulatory requirements or industry practices, or other factors, we may find ourselves at a disadvantage to larger competitors with more resources to devote to development. These factors place significant demands upon our engineering organization, require complex planning, and can result in acceleration of some initiatives and delay of others. We have expanded our use of outsourced software development, which may put the company at greater risk with respect to our technology development because we may have less control over

the performance of outside programmers and we may be at greater risk of losing their services. To the extent we do not manage our development efforts efficiently and effectively, we may fail to produce solutions that respond appropriately to the needs of buyers and sellers, and competitors may more successfully develop responsive offerings. If our solution is not competitive, buyers and sellers can be expected to shift their business to competing solutions. Buyers and sellers may also resist adopting our new solutions for various reasons, including reluctance to disrupt existing relationships and business practices or to invest in necessary technological integration.

The emergence of header bidding has increased competition from other demand sources and may cause infrastructure strain and added cost.

In the mobile and desktop channels, the vast majority of sellers have embraced header bidding technology, a solution by which impressions that would have previously been exposed to different potential sources of demand in a sequence dictated by ad server priorities are instead available for concurrent competitive bidding by demand sources. This can help sellers increase revenue by exposing their inventory to more bidders, thereby allocating more inventory to demand sources that value it most highly. While header bidding has increased our access to certain pools of inventory that otherwise would have been allocated first to other exchanges, thus increasing our revenue opportunity, it has also resulted in a number of challenges for our business. For instance, some sellers may choose not to integrate with us as a header-bidding demand source, or may prioritize other sources of demand, including owners of the header bidding solutions, leaving us at a competitive disadvantage in the auction. In addition, header bidding generally exposes us to additional competition by demand sources that, prior to the emergence of header bidding, might have been below us in the sellers' ad server sequences or otherwise unable to compete effectively for inventory. Lastly, header-bidding has vastly increased the volume of ad requests that need to be processed and analyzed through our system, resulting in increased infrastructure costs.

If we are unable to improve the efficiency and effectiveness of our header bidding solutions and installations, we may not fully offset these increased infrastructure costs, and we will not be able to take full advantage of the opportunities made available through current header bidding technology to access a larger addressable market and increase our revenue by capturing a greater share of inventory. In addition, our success in monetizing impressions through header-bidding solutions is dependent on the interoperability of our platform with proprietary header-bidding solutions, some of which are owned by our competitors. As a result, we may be susceptible to evolution in technology and changes in business practices by the owners of such header-bidding solutions that we cannot predict.

While header-bidding technologies have not been largely adopted by CTV sellers, such solutions or similar solutions geared towards increasing demand competition may become more prevalent in the future. If we are not able to effectively offer or adapt our technology to such solutions, it may lead to increased competition for CTV inventory, resulting in reduced opportunities or higher costs to monetize such inventory. We plan to address this, in part, through our recent acquisition of SpringServe, which offers sellers a unified programmatic demand solution for CTV, which leverages our existing programmatic SSP capabilities as well as connecting with third party programmatic demand sources. However, this is a new offering and it may not be adopted by clients, or such clients may adopt competing solutions.

We must increase the scale and efficiency of our technology infrastructure to support our growth and transaction volumes.

Our technology must scale to process the increased ad requests on our platform. Additionally, for each individual advertising impression created when a user visits a website or uses an application where our auctions technology is integrated, our technology must send bid requests to appropriate buyers, receive and process their responses, select a winner, and, increasingly, integrate with downstream decisioning systems. It must perform these transactions end-to-end within milliseconds. We must continue to increase the capacity of our platform to support our high-volume strategy, to cope with increased data volumes and parties resulting from header bidding and an increasing variety of advertising formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. To the extent we are unable, for cost or other reasons, to effectively increase the capacity of our platform, continue to process transactions at fast enough speeds, and support emerging advertising formats or services preferred by buyers, our revenue will suffer. We expect to continue to invest in our platform to meet increasing demand. Such investment may negatively affect our profitability and results of operations.

Our belief that there is significant and growing demand for reserve auctions may be inaccurate, and we may not realize a return from our investments in that area.

We believe there is significant and growing demand for reserve auctions, where publishers establish direct deals or private marketplaces with select buyers, and we have made significant investments to meet that demand and grow our market share of reserve auctions. Currently, the majority of CTV transactions are executed through reserve auctions and we expect reserve auctions to grow as a percentage of revenue in mobile and desktop as well. Additionally, we expect our Demand Manager solution to serve as a tool for increasing the prevalence of reserve auction in desktop and mobile. Reserve auctions may involve lower fees than we can charge for open marketplace transactions, which may not be fully offset by anticipated higher CPMs. In some cases, we have experienced fee pressure as we have built out our reserve auction offering, and we expect this fee pressure to increase as more competitors, including new entrants as well as sellers themselves, build their own technology and infrastructure to enable reserve auctions. Even if the market for these solutions develops as we anticipate, and

our buyers and sellers embrace our offerings, the positive effect of our reserve auction offerings on our results of operations may be offset or negated if reserve auctions cannibalize our open marketplace transaction volumes, by similar offerings from our competitors, or through other adverse developments.

We have invested heavily in our mobile technology, which poses unique risks compared to our desktop display business. To the extent our access to mobile inventory is limited by third-party technology or lack of direct relationships with mobile sellers, our ability to grow our business will be impaired.

Due to increased usage of mobile devices and resulting migration of advertising spending to mobile platforms, we have invested heavily in our mobile technology. Our success in the mobile channel depends upon the ability of our technology solution to provide advertising for most mobile-connected devices, as well as the major operating systems or Internet browsers that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems, applications, or Internet browsers is controlled by third parties. These parties frequently introduce new devices and applications, and from time to time they may introduce new operating systems or Internet browsers or modify existing ones in ways that may significantly affect our business, such as by providing ad-blocking capabilities or by limiting access to Internet user data. Network carriers may also affect the ability to access specified content on mobile devices. To the extent our solution is unable to work on these devices, operating systems, applications, or Internet browsers for any reason, our ability to generate revenue through mobile advertising is significantly impaired, and that impairment may be material.

We expect mobile applications to be the largest driver of our mobile business. Many mobile apps utilize software development kits, or SDKs, and other proprietary technology of third parties, such as aggregators, and it is those third parties, not the application providers themselves, that contract with us to provide exchange services to help monetize the inventory. Due to this consolidation, if our relationships with these third parties decline or are terminated, it may result in a larger than usual loss of access to mobile inventory. Any rapid and/or significant decline in the availability of mobile inventory can adversely affect our mobile advertising spend and growth prospects.

Fee issues have in the past and could in the future have a material adverse effect on our business.

A majority of our revenue comes from buyers purchasing advertising inventory made available by sellers on our platform. We experience requests from buyers for discounts, fee concessions or revisions, rebates or other forms of consideration, refunds, and greater levels of pricing transparency and specificity, in some cases as a condition to maintain the relationship or to increase the amount of advertising spend that the buyer sends to our platform. In addition, we charge fees to sellers for use of our technology, typically as a percentage of the cost of media, and we may decide to offer discounts or other pricing concessions in order to attract more inventory or demand, or to compete effectively with other providers that have different or lower pricing structures and may be able to undercut our pricing due to greater scale or other factors. Our revenue, take rate (our fee as a percentage of advertising spend), the value of our business, and the price of our stock could be adversely affected if we cannot maintain and grow our revenue and profitability through volume increases that compensate for price reductions, or if we are forced to make significant fee concessions, rebates, or refunds, or if buyers reduce spending with us or sellers reduce inventory available through our exchange due to fee disputes or pricing issues.

Our take rates may be difficult to forecast and may decrease in future periods; any decrease in our take rates may result in a decrease in our revenue notwithstanding an increase in the amount of spend transacted through our platform.

We generate revenue through our platform on a transactional basis where we are paid by a publisher each time an impression is monetized on our platform. Typically, this fee is structured as a percentage of advertising spend that the publisher receives for its inventory. Our take rate varies by publisher and transaction type. For instance, our take rate tends to be lower for reserve auctions compared to open auctions, and tends to be lower on CTV transactions compared to other channels. Additionally, take rates tend to be higher for our managed service business where we are responsible for delivering a campaign at a fixed price. We may also negotiate lower take rates with large sellers to win additional business or share of inventory.

As a result of these factors, even if we are able to accurately forecast the anticipated total advertising spend transacted by buyers across our platform, we may have limited visibility regarding the revenue or Revenue ex-TAC (as defined in section "Key Operating and Financial Performance Metrics") we will generate. Any decrease in our take rate could cause our revenue and Revenue ex-TAC to decrease notwithstanding an increase in the total spend transacted through our seller platform.

We have a history of losses and we face many risks that may prevent us from achieving or sustaining profitability in the future.

We reported net loss of $130.3 million, net income of $0.1 million, and net loss of $53.4 million during the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $524.8 million. We have implemented strategic plans designed to improve our financial performance and continue to increase revenue, and have taken steps to reduce unnecessary expenses and redirect spending to areas we expect to produce higher growth; however, these plans and steps may ultimately prove to be unsuccessful.

Notwithstanding these measures, revenue could decrease due to competitive pressures, maturation of our business, macroeconomic or other factors, and additional cost-reduction measures may be required even as we must continue to increase investment in technology in response to industry developments and to retain competitiveness. We may not be able to sustain growth or to achieve or sustain profitability in the future.

Our business and the businesses of our advertiser clients may be subject to sales and use tax, advertising and other taxes.

The application of sales and use tax, goods and services tax, business tax and gross receipt tax on our digital services is complex and evolving. In general, sales of tangible personal property are subject to sales and use tax unless a specific exemption applies, while services generally are not subject to sales tax unless specifically enumerated. Advertising services are considered a service and are generally not subject to sales and use tax, except in a few states. For example, Maryland adopted a tax on gross revenues from digital advertising. While the law has already been successfully challenged, the law took effect and we are technically subject to the tax, which increases our cost of doing business. Other states are looking to follow suit and tax either digital advertising or other goods or services. In addition, the continual evolution of our services and the expansion of our business offerings may further complicate the determination of the sales taxability of our services in certain jurisdictions.

As a result of various factors, our operating results have in the past and may in the future fluctuate significantly, be difficult to predict, and fall below analysts' and investors' expectations.

Our operating results are difficult to predict, particularly because we generally do not have long-term contracts with buyers or sellers. We have experienced significant variations in revenue and operating results from period to period, and operating results may continue to fluctuate and be difficult to predict due to a number of factors, including:

- seasonality in demand for digital advertising, as many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing, and advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory;
- changes in pricing of advertising inventory or pricing for our solution and our competitors' offerings, including potential further reductions in our pricing and overall take rate as a result of competitive pressure, changes in supply, improvements in technology and extension of automation to higher-value inventory, uncertainty regarding rate of adoption, changes in the allocation of demand spend by buyers, changes in revenue mix, auction dynamics, pricing discussions or negotiations with clients and potential clients, header bidding and other factors;
- diversification of our revenue mix to include new services, some of which may have lower pricing or may cannibalize existing business;
- the addition or loss of buyers or sellers;
- general economic conditions and the economic health of our current and prospective sellers and buyers;
- changes in the advertising strategies or budgets or financial condition of advertisers;
- the performance of our technology and the cost, timeliness, and results of our technology innovation efforts;
- advertising technology and digital media industry conditions and the overall demand for advertising, or changes and uncertainty in the regulatory environment for us or buyers or sellers, including with respect to privacy regulation;
- the introduction of new technologies or service offerings by our competitors and market acceptance of such technologies or services;
- the phasing out of third-party cookies throughout the industry;
- our level of expenses, including investment required to support our technology development, scale our technology infrastructure and business expansion efforts, including acquisitions, hiring and capital expenditures, or expenses related to litigation;
- the success of the consolidation of our two CTV platforms;
- the impact of changes in our stock price on valuation of stock-based compensation or other instruments that are marked to market;
- the effectiveness of our financial and information technology infrastructure and controls;
- geopolitical and social factors, such as concerns regarding negative, unstable or changing economic conditions in the countries and regions where we operate, global and regional recessions, political instability, and trade disputes;
- foreign exchange rate fluctuations; and
- changes in accounting policies and principles and the significant judgments and estimates made by management in the application of these policies and principles.

Because significant portions of our expenses are relatively fixed, variation in our quarterly revenue can cause significant variations in operating results and resulting stock price volatility from period to period. Period-to-period comparisons of our historical results of operations are not necessarily meaningful, and historical operating results may not be indicative of future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.

Risks Related to Our Relationships with Buyers and Sellers and Other Strategic Relationships

We rely on buyers and sellers to abide by contractual requirements and relevant laws, rules, and regulations when using our solution. The acts or omissions of buyers or sellers, or our own failure to meet advertising and inventory content standards and provide services that our buyers and sellers trust, could harm our brand and reputation and those of our partners, and negatively impact our business, financial condition and results of operations.

The buyers and sellers engaging in transactions through our platform impose various requirements upon each other, and they and the underlying advertisers are subject to regulatory requirements by governments and standards bodies applicable to their activities. Though we contractually require buyers and sellers to abide by relevant laws, rules and regulations, as well as restrictions by their counterparties, when transacting on our platform, we do not control the content of the advertisements that we serve or the content of the websites providing the inventory, and there are many circumstances in which it is difficult or impossible for us to monitor or evaluate the compliance of our buyers and sellers. If buyers or sellers fail to abide by relevant laws, rules and regulations, or contract requirements, we could potentially face liability for such misuse.

In addition, both advertisers and inventory suppliers are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their brands, or illegal, and they are hesitant to spend money or make inventory available, respectively, without some guarantee of brand security. Buyers increasingly require us to accept liability for inventory quality and sellers increasingly require us to accept liability for ad content. Consequently, our reputation depends in part on providing services that our buyers and sellers trust, and we have contractual obligations to meet content and inventory standards. We contractually prohibit the misuse of our platform by our buyers and sellers and actively monitor inventory against our quality guidelines. Despite such efforts, we may provide access to inventory that is objectionable to our buyers or serve advertising that contains objectionable content, which could harm our or our clients' brand and reputation, decrease their trust in our platform, and negatively impact our business, financial condition and results of operations. Furthermore, we may receive public pressure to discontinue working with certain sellers or buyers on our platform and our determination whether to continue or cease working with a given client may subject us to reputational risk.

Our contracts with buyers and sellers are generally not exclusive, may be terminated upon relatively short notice, and generally do not require minimum volumes or long-term commitments. If buyers or sellers representing a significant portion of the demand or inventory in our marketplace decide to materially reduce the use of our solution, we could experience an immediate and significant decline in our revenue and profitability and harm to our business.

Generally, our buyers and sellers are not obligated to provide us with any minimum volumes of business, may do business with our competitors as well as with us, may reduce or cancel their business with us or terminate our contracts without penalty, and may bypass us and transact directly with each other or through other intermediaries that compete with us. Accordingly, our business is highly vulnerable to changes in the macro environment, price competition, and development of new or more compelling offerings by our competitors, which could reduce business generally or motivate buyers or sellers to migrate to competitors' offerings.

Sellers and buyers may seek to change the terms on which they do business with us, or allocate their advertising inventory or demand to our competitors who provide advertising demand and supply to them on more favorable terms or whose offerings are considered more beneficial. Supply of advertising inventory is also limited for some sellers, such as special sites or new technologies, and sellers may request higher prices, fixed price arrangements or guarantees that we cannot provide as effectively as our competitors, or that would reduce the profitability of that business. In addition, sellers sometimes place significant restrictions on the sale of their advertising inventory, such as strict security requirements, limitations on data sharing, prohibitions on advertisements from specific advertisers or specific industries, and restrictions on the use of specified creative content or format. Finally, with the proliferation of header bidding, sellers' inventory is available for purchase through multiple exchanges simultaneously. Buyers, in turn, are free to direct their spend to us or one or more of our competitors, and increasingly are seeking price concessions, rebates, or other consideration to direct more spend towards us.

We serve many buyers and sellers, but certain large buyers and sellers have accounted for and will continue to account for a disproportionate share of business transacted through our solution. In 2022 there were two buyers of advertising inventory that indirectly contributed to approximately 35% of revenue through their buying activity from sellers on our platform. If a buyer or group of buyers representing a significant portion of the demand in our marketplace, or a seller or group of sellers representing a significant portion of the inventory in our marketplace decides to materially reduce use of our solutions, it could cause an immediate and significant decline in our revenue and profitability and harm to our business. In addition, loss of substantial inventory or demand could degrade our marketplace. Loss of major DSP sources of demand could adversely affect bid density or pricing in our auctions, and reduction in fees if we are not able to redirect inventory to other demand sources. Loss of important unique inventory could reduce fees from demand that cannot be shifted to other sellers and make it harder to differentiate ourselves from our competitors. The number of large media buyers and sellers in the market is finite, and it could be difficult for us to replace the losses from any buyers or sellers whose relationships with us diminish or terminate.

Additionally, if we overestimate future usage, we may incur additional expenses in adding infrastructure without a commensurate increase in revenue, which would harm our profitability and other operating results.

Because of these factors, we seek to expand and diversify our client relationships. In particular, as part of our strategy to increase the volume of advertising inventory on our exchange, we are continuing relationships with aggregators of inventory and with large sources of supply that have their own monetization capabilities but also allow third parties to connect to their exchanges and bid on their inventory. These relationships represent additional risks in terms of inventory quality, transaction discrepancies, and collections, and may be less profitable because we may be required to compensate these partners or share the fees available for intermediaries in these transactions, and may incur higher serving costs relative to revenue.

We must provide value to both buyers and sellers of advertising without being perceived as favoring one over the other or being perceived as competing with them through our service offerings.

We are interposed between buyers and sellers, and to be successful, we must continue to find ways of providing value to both without being perceived as favoring one at the expense of the other. For example, our proprietary auction algorithms, which are designed to improve auction outcomes, influence the allocation and pricing of impressions and must do so in ways that add value to both buyers and sellers. Continued technological evolution in the availability and use of more data to inform buying and selling decisions necessitates that we, as an intermediary, use data in a manner that complies with the expectations of both our seller and buyer clients. Furthermore, because new business models continue to emerge, we must constantly adapt our relationship with buyers and sellers and how we market ourselves to each. Consistent with our goal of connecting buyers and sellers, we seek to grow our connections to each, and we must take care that our deeper connections with buyers, on the one hand, or sellers, on the other hand, do not come at the expense of the other's interests. In addition, as our own capabilities evolve, we may be perceived by clients, particularly buyers, as competing with them. If we fail to balance our clients' interests appropriately, our ability to provide a full suite of services and our growth prospects may be compromised.

We rely on technological intermediaries such as DSPs to purchase advertising on behalf of advertisers. Such buyers may have or develop high-risk credit profiles or pay slowly, which may result in credit risk to us or require additional working capital to fund our accounts payable. In addition, direct billing arrangements between buyers and sellers may result in unfavorable fee dynamics and increased working capital demands.

Generally, we invoice and collect from buyers the full purchase price for impressions they have purchased, retain our fees, and remit the balance to sellers. However, in some cases, we may be required or choose to pay sellers for impressions delivered before we have collected, or even if we are unable to collect, from the buyer of those impressions. There can be no assurances that we will not experience bad debt in the future, and write-offs for bad debt could have a materially negative effect on our results of operations for the periods in which the write-offs occur. In addition, we attempt to coordinate collections from our buyers so as to fund our payment obligations to our sellers. However, some buyers and sellers may require direct billing and collection arrangements between themselves, and some providers of header bidding wrappers or other downstream decisioning mechanisms in which we participate (such as Google EB) may control billing and collection for transactions we win through their platforms. Further, growth and increased competitive pressure in the digital advertising industry is causing advertisers and buyers to become more demanding, resulting in overall increased focus by all industry participants on pricing, transparency, and cash and collection cycles. Some buyers have experienced financial pressures that have motivated them to slow the timing of their payments to us. If buyers slow their payments to us or our cash collections are significantly diminished as a result of these dynamics, our revenue and/or cash flow could be adversely affected and we may need to use working capital to fund our accounts payable pending collection from the buyers. This may result in additional costs and cause us to forgo or defer other more productive uses of that working capital.

Our sales efforts with buyers and sellers may require significant time and expense and may not yield the results we seek.

Attracting new buyers and sellers and increasing our business with existing buyers and sellers involves substantial time, expense, and personnel investments, and we may not be successful in our efforts. This is particularly true with respect to our managed service business, which relies on direct relationships with advertisers, and is therefore more resource intensive. We may spend substantial time and effort educating buyers and sellers about our offerings, including providing demonstrations and comparisons against other available solutions. Certain of our product offerings require a significant amount of time and costs in the initial client setup and implementation, and we generally do not recognize revenue from such clients until we commence services. This process can be costly and time-consuming, and is complicated by us having to spend time integrating our solution with software of buyers and sellers. Because our solution may be less familiar in some markets outside the United States, the time and expense involved with attracting, educating and integrating buyers and sellers in international markets may be even greater than in the United States. If we are not successful in targeting, supporting and streamlining our sales processes, our ability to grow our business may be adversely affected. In addition, because of competitive market conditions and negotiating leverage enjoyed by large buyers and sellers, we are sometimes forced to choose between loss of business or contracting on terms that allocate more risk to us than we would prefer to accept.

Our business relationships expose us to risk of substantial liability for contract breach, violation of laws and regulations, intellectual property infringement and other losses, and our contractual indemnities and limitations of liability may not protect us adequately.

Our agreements with sellers, buyers and other third parties typically obligate us to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses or other liabilities. Generally, these indemnity and defense obligations relate to our own business operations, obligations and acts or omissions. However, under some circumstances, we agree to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations and acts or omissions, or the business operations, obligations and acts or omissions of third parties. For example, because our business interposes us between buyers and sellers in various ways, buyers often require us to indemnify them against acts and omissions of sellers, and sellers often require us to indemnify them against acts and omissions of buyers. Large indemnity obligations, or obligations to third parties not adequately covered by the indemnity obligations of our contract counterparties, could expose us to significant costs.

Our solution relies on third-party open source software components. Failure to comply with the terms of the underlying open source software licenses could expose us to liabilities, and the combination of certain open source software with code that we develop could compromise the proprietary nature of our solution.

Our solution utilizes software licensed to us by third-party authors under "open source" licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.

The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on us. Moreover, we cannot guarantee that our processes for controlling our use of open source software will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue operating using our solution on terms that are not economically feasible, to re-engineer our solution or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of our proprietary code.

Risks Related to the Advertising Technology Industry, Market, and Competition

The digital advertising market may develop more slowly or differently than we expect, if so our business, growth prospects and financial condition would be adversely affected.

Our future growth will be constrained if we are not able to adapt successfully to market evolution. It is difficult to predict adoption rates, demand for our solution, the future growth rate and size of the digital advertising solutions market or the entry of competitive solutions. Any expansion of the market for digital advertising solutions depends on a number of factors, including social and regulatory acceptance, the growth of the overall digital advertising market and the growth of specific sectors including CTV, social, mobile, video, and out-of-home as well as the actual or perceived technological viability, quality, cost, performance and value associated with emerging digital advertising solutions. If digital marketing does not develop in the manner we expect, our business and financial condition would be adversely affected.

We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.

We face intense competition in the marketplace. We compete for advertising spending against competitors that, in some cases, are also buyers and/or sellers on our platform. We also compete for supply of advertising inventory against a variety of competitors. Some of our existing and potential competitors are better established, benefit from greater name recognition, may have offerings and technology that we do not have or have significantly more financial, technical, sales, and marketing resources than we do. In addition, some competitors, particularly those with greater scale or a more diversified revenue base and a broader offering, have greater flexibility than we do to compete aggressively on the basis of price and other contract terms, or to compete with us by including in their product offerings services that we may not provide. Some existing and potential buyers have their own direct relationships with sellers or are seeking to establish such relationships, and many sellers are investing in capabilities that enable them to connect more effectively directly with buyers without the use of intermediaries such as us. Our business suffers to the extent that buyers and sellers purchase and sell advertising inventory directly from one another or through intermediaries other than us, reducing the amount of advertising spend on our platform. New or stronger competitors may emerge through acquisitions and industry consolidation or through development of disruptive technologies. If our offerings are not perceived as competitively differentiated, we could lose clients, market share or be compelled to reduce our prices, making it more difficult to grow our business profitably.

There has been rapid evolution and consolidation in the advertising technology industry, and we expect these trends to continue, thereby increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. There is a finite number of large buyers and sellers in our target markets, and any consolidation of buyers or sellers may give the resulting enterprises greater bargaining power or result in the loss of buyers and sellers that use our platform, and thus reduce our potential base of buyers and sellers, each of which would lead to erosion of our revenue.

As technology continues to improve and market factors continue to attract investment, competition and pricing pressure may increase and market saturation may change the competitive landscape in favor of larger competitors with greater scale and broader offerings, including those that can afford to spend more than we can to grow more quickly and strengthen their competitive position. In addition, our competitors or potential competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our solutions.

For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Risks Related to Our Collection, Use and Disclosure of Data

Our business depends on our ability to collect and use data to deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue. Consumer tools, regulatory restrictions and technological limitations all threaten our ability to use and disclose data.

The more informed advertising is about its audience, the more valuable it is. Programmatic advertising enables more precise audience targeting based on the interests and actions of the user. Targeted advertising is generally more effective and valuable for buyers than other types of advertising, resulting in more revenue for sellers. In order to target advertising, we and our clients must collect and use data in a variety of ways. Our ability to collect, use, and share data about advertising purchase and sale transactions and user behavior and interaction with content is critical to the value of our services, and any limitation on our data practices could impair our ability to deliver effective solutions to our clients. Any restriction on the types of data we collect could make placement of advertising through our solution less valuable, with commensurate reductions in revenue.

Consumers can, with increasing ease, implement practices or technologies that may limit our ability, or that of our sellers, buyers and business partners, to collect data. For example, users may delete or block the use of the cookies and similar technologies used to collect data, including through their browser or mobile device settings. Consumers may also download "ad blocking" software that prevents certain cookies from being stored on a user's computer or mobile device or from making calls to advertising partners. This may prevent the display of targeted or other advertisements. In addition, device manufacturers, browsers and other tools are increasingly promoting features that allow users to disable the collection of data. For example, Apple now requires user opt-in before permitting access to Apple's unique identifier, or IDFA. This shift from enabling user opt-out to an opt-in requirement has had, and will likely continue to have, a substantial impact on the mobile advertising ecosystem and could harm growth in this channel. User privacy features of other channels of programmatic advertising, such as CTV or over-the-top video, are also still developing. Technical or policy changes, including regulation or industry self-regulation, could harm our growth in those channels.

In addition, current and potential future privacy laws and regulations in the U.S. and abroad already restrict, and could further restrict, the ability to collect and process certain types of user data, including, in the case of GDPR and UK GDPR, requiring user consent or another legal basis in order to collect or process personal data and, in the case of CCPA and other state

privacy laws, giving the user a right to opt out of the sale of their personal data as well as the sharing and processing of such data for targeted advertising purposes. To the extent sellers are unable to obtain valid consent or an alternative legal basis or otherwise become restricted from processing or sharing data for targeted advertising purposes, it would impair the ability to deliver targeted advertisements on their inventory.

Further, much of the data we collect and use belongs to our buyers or sellers, and we receive their permission to use it. Although our sellers and buyers generally permit us to aggregate and use data from advertising placements, subject to certain restrictions, sellers or buyers might decide to restrict our collection or use of their data. There could be various reasons for this, including perceptions by buyers that their data can be used by sellers to extract higher prices for impressions, or perceptions by sellers that their data can be used by buyers to bid tactically to reduce pricing for impressions. As consumers continue to increase their use of digital technology and to incorporate multiple devices into their lives, linking and using data across such devices will become increasingly important. Various challenges affect our ability to link data relating to discrete devices or browsers, including different technologies, increased user awareness and sensitivity regarding use of data about their device usage, and evolving regulatory and self-regulatory standards. These challenges may slow growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Any limitation on our ability to collect data about user behavior and interaction with content could make it more difficult for us to deliver effective solutions that meet the needs of sellers and buyers.

If cookies are replaced by alternative tracking mechanisms, our performance may decline and we may lose buyers and revenue.

Industry participants in the advertising technology ecosystem have taken or may take action to eliminate or restrict the use of cookies and other identifiers, and we expect the use of third-party cookies to be largely phased out by the end of 2024. For instance, Google has announced plans to fully eliminate support for third-party cookies in the Chrome browser by the end of 2024, while Apple has further restricted the use of mobile identifiers on its devices. In the absence of third-party cookies, it is possible that these or other companies in our ecosystem may rely on proprietary algorithms or statistical methods to track web users without cookies, or may utilize log-in credentials entered by users, to track web usage, including usage across multiple devices, without cookies. Alternatively, such companies may build different and potentially proprietary user tracking methods into their widely-used web browsers. While these new identification solutions will likely provide some level of consistency and compatibility with our platform, they are unreleased and unproven, and will require substantial development and commercial changes for us to support. There is also further risk that the changes will disproportionately benefit the owners of these platforms or the large walled gardens that have access to large amounts of first party data. Even if cookies are effectively replaced by open industry-wide tracking standards rather than proprietary standards, we may still incur substantial re-engineering costs to replace cookies with these new technologies. This may also diminish the quality or value of our services to buyers if such new technologies do not provide us with the quality or timeliness of the data that we currently generate from cookies.

Our belief that the elimination of third-party cookies will lead to an increased use of first-party publisher data may be incorrect.

We believe that the elimination of third party cookies has the potential to shift the programmatic ecosystem from an identity model powered by buyers that are able to aggregate and target audiences through cookies and other tracking technologies to one enabled by sellers that have direct relationships with consumers and are therefore better positioned to obtain user data and consent for implementing first party identifiers. While we believe that our platform and scale position us well to provide the infrastructure and tools needed for a publisher-centric identity model to succeed, there is no guarantee that our efforts will lead to an increase of the use of first-party publisher segments in the ecosystem. It is also possible that the increased use of first-party publisher segments will disproportionately benefit sellers or the large walled gardens that have access to large amounts of first party data. Additionally, these changes could create some variability in our revenue across certain buyers or sellers, depending on the timing of changes and developed solutions, and even if there is an increase in the proliferation of first-party publisher segments, we may still incur substantial re-engineering costs to optimize our solution for use with such segments.

Risks Related to Regulation

Legislation and regulation of digital businesses, including privacy and data protection regimes, could create unexpected additional costs, subject us to enforcement actions for compliance failures, or cause us to change our technology solution or business model, which may have an adverse effect on the demand for our solution.

Many local, state, federal, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of data collected from and about consumers and devices, and the regulatory framework for privacy issues is evolving worldwide. Various U.S. and foreign governments, consumer agencies, self-regulatory bodies, and public advocacy groups have called for or implemented new regulation directly impacting the digital advertising

industry. For example, while California was the first state to enact an omnibus consumer privacy law in 2018, Colorado, Connecticut, Utah, and Virginia will each have similar laws become effective by the end of 2023, each of which affect the digital advertising ecosystem. In the future, we expect to see more state regulation, as well as potential federal regulation, aimed at the collection and use of data to target advertisements and communicate with consumers. Such legislation or regulation could affect the costs of doing business online and may adversely affect the demand for or the effectiveness and value of our solution. Some of our competitors may have more access to lobbyists or governmental officials and may use such access to effect statutory or regulatory changes in a manner that commercially harms us while favoring their solutions.

At the state level, amendments to the California Consumer Privacy Act of 2018 ("CCPA"), California's omnibus privacy law regulating business' processing of personal information, take effect in 2023. Amendments include the establishment of a new privacy agency known as the California Privacy Protection Agency ("CPPA") and gives that agency broad rulemaking authority to issue regulations that could have additional impacts on our business. In addition, by the end of 2023, Colorado, Connecticut, Utah, and Virginia will have adopted broad-based consumer privacy laws similar to the CCPA. These state laws define "personal information" or "personal data" in ways that capture the types of data that we collect, such as device identifiers and IP addresses. Under these laws, consumers have broad privacy rights (including rights of access and deletion), which bear similarity to some of the data subject rights granted to EEA and UK residents under the GDPR and UK GDPR. In addition, these laws require all businesses that engage in certain advertising uses of consumer personal information to offer and honor an opt-out of such activities, including, in some states, through browser or device-based preference signals. The implementation of these state laws and any corresponding regulations will cause us to incur additional compliance costs and may impose additional restrictions on us and on our industry partners.

A potential federal privacy law remains the subject of active discussion; in June 2022, a bipartisan group of lawmakers introduced a bill that would substantially impact the digital advertising ecosystem if passed. Any federal privacy law would likely place significant restrictions on the collection and use of certain types of data used for behavioral advertising. Even without federal privacy legislation, the collection and use of data and privacy in the advertising technology industry has frequently been subject to review by the FTC.

In the European Economic Area ("EEA") and the United Kingdom ("UK"), the General Data Protection Regulation, Regulation (EU) 2016/679 ("GDPR") and UK General Data Protection Regulation ("UK GDPR") respectively treat much of the end-user information that is critical to programmatic digital advertising as "personal data", subject to significant conditions and restrictions on its collection, use, transfer and disclosure. The GDPR and UK GDPR also set out substantial potential liabilities for certain data protection violations and create a compliance burden for us in the course of delivering our solution in Europe. Compliance stakes are high because penalties for violation of the law can reach up to the greater of 20 million Euros (GDPR)/£17.5 million (UK GDPR) or 4% of total worldwide annual turnover (revenue).

Further, many governments are restricting the transmission or storage of information about individuals beyond their national borders. Such restrictions could, depending upon their scope, limit our ability to utilize technology infrastructure consolidation, redundancy, and load-balancing techniques, resulting in increased infrastructure costs, decreased operational efficiencies and performance, and increased risk of system failure.

These laws and regulations are continually evolving, not always clear, and not always consistent across the jurisdictions in which we do business. Any failure to protect, and comply with applicable laws and regulations or industry standards applicable to, personal data or other data relating to consumers could result in enforcement action against us, including fines, imprisonment of our officers, and public censure, claims for damages by consumers and other affected individuals, damage to our reputation, and loss of goodwill.

The GDPR and UK GDPR impose strict requirements for transferring personal data from the European Economic Area and United Kingdom to the United States and other countries, and regulatory guidance and case law on international transfers is continually evolving; this increases uncertainty and may require us to change our EEA and UK data practices and/or change our technology solution or business model, which may in turn adversely affect demand for our solution.

The GDPR and UK GDPR generally prohibit the transfer of personal data of EEA and UK subjects outside of the European Economic Area and the UK to countries whose laws do not ensure an adequate level of protection, unless a lawful data transfer solution has been implemented. On July 16, 2020, in a case known as "Schrems II," the Court of Justice of the European Union ("CJEU") ruled on the validity of two of the primary data transfer solutions. The first method, EU-U.S. Privacy Shield operated by the U.S. Department of Commerce, was declared invalid as a legal mechanism to transfer data from the EEA and UK to the U.S.

The second mechanism, Standard Contractual Clauses ("SCCs"), an alternative transfer measure that we also offer to our EEA and UK customers for extra-EEA and UK data transfers, was upheld as a valid legal mechanism for transnational data transfer. However, the ruling requires that EEA and UK organizations seeking to rely on the SCCs to export data out of the EEA and UK to ensure the data is protected to a standard that is "essentially equivalent" to that under the GDPR and the UK GDPR including, where necessary, by taking "supplementary measures" to protect the data. In June 2021, the European Commission published revised SCCs, and shortly thereafter the European Data Protection Board promulgated guidance on implementation of the new clauses. However, it remains unclear what "supplementary measures" must be taken to allow the lawful transfer of personal data to the United States. As a result, we and our EU-based sellers risk becoming the subject of regulatory investigations which may result in fines or other sanctions if our approach and supplementary measures are being considered insufficient. If European sellers react by choosing to monetize their content through closed EU-only monetization chains in order to reduce risk, the volume and value of impressions available through our exchange would decrease, with potentially significant adverse consequences for our business.

Recently, the EU and the US have preliminarily agreed on a successor framework for the transfer of personal data from EEA subjects to the US; however, such framework is not yet in place and the precise terms are not yet established.

The GDPR imposes new requirements for end user consent or opt-out that may cause us to incur additional or unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our service or business model, which may have a material adverse effect on our business.

The European Union Privacy and Electronic Communications Directive (Directive 2002/58/EC), commonly referred to as the "ePrivacy Directive," and the GDPR require consent or another legal basis in order to process personal data for purposes of behavioral advertising, and there is currently significant risk and uncertainty regarding the standard for obtaining valid consent.

End-user consent is difficult for ad tech intermediaries like us to obtain because we do not have direct relationships with such end users, so we have historically relied upon sellers to obtain consent for use of our technology. To the extent any seller does not adequately satisfy its consent obligations for our technology, we may face regulatory risk. Further, emerging regulatory guidance in the EU has challenged this method of obtaining consent. To the extent we (and/or our buyers) are required to obtain or confirm consent directly from end users, our ability to use cookies or access devices within applicable jurisdictions may become significantly restricted.

In 2018, IAB Europe released a tool, the Transparency and Consent Framework (the "TCF"), in order to assist sellers, advertisers and advertising technology providers, with passing signals related to the legal basis obtained for processing personal data. For example, the TCF is used to indicate in the bidstream when there is consent from end users in accordance with the ePrivacy Directive and GDPR.

There is currently significant uncertainty as to whether the TCF (or any other) tool to convey legal basis (including consent) is acceptable to regulators as an appropriate mechanism to provide transparency and establish lawful grounds for processing. In particular, the Belgian data protection authority has recently found that consents obtained under the current form of the TCF are not valid, which may require us to change our implementation of the TCF or to implement additional or alternative measures to obtain consent from end users in order to satisfy the requirements of the ePrivacy Directive and GDPR.

Legal standards and regulatory guidance will continue to evolve. National regulators in the UK and EU are evolving their guidance on the use of advertising technologies and compliance with the GDPR and ePrivacy Directive. This guidance may be burdensome or inconsistent across countries, and present challenges to the way we operate.

As a result of all of the factors set forth above, our or our clients' ability to serve target advertisements may become significantly impaired or complicated in certain jurisdictions.

Legal uncertainty and industry unpreparedness may mean substantial disruption and inefficiency, demand constraints, and reduced inventory supply and value.

Some sellers may be unprepared to comply with evolving regulatory guidance under US and foreign privacy laws, and therefore may remove personal data from their inventory before passing it into the bid stream, which would reduce the value of the inventory to buyers. Even well-prepared sellers and buyers will be confronted with difficult choices and administrative and technical hurdles to implement their privacy compliance programs and integrate with multiple other parties in the ecosystem. Further, compliance program design and implementation will be an ongoing process as understanding of the new law increases and industry compliance standards evolve. The resulting process friction could result in substantial inefficiency and loss of inventory and demand, as well as increased burdens upon our organization as we seek to assist clients and adapt our own technology and processes as necessary to comply with the law and adapt to industry practice. The uncertain regulatory environment caused by changes to privacy laws discussed in the sections above may benefit large, integrated competitors like Google, Facebook, Comcast Verizon, AT&T and Amazon, which have greater compliance resources and can take advantage of their direct relationships with end users to secure consents from, and offer necessary choices to, end users that we and other intermediaries without direct user relationships are less able to obtain under current industry conditions.

We are subject to regulation with respect to political advertising, which lacks clarity and uniformity.

We are subject to regulation with respect to political advertising activities, which are governed by various federal and state laws in the U.S., and national and provincial laws worldwide. Online political advertising laws are rapidly evolving and in certain jurisdictions we have compliance requirements with respect to political ads delivered on our platform. In some jurisdictions we may determine not to serve political advertisements due to uncertainty around these requirements and potential burdens of compliance. In addition, our sellers may impose restrictions on receiving political advertising. The lack of uniformity and increasing compliance requirements around political advertising may adversely impact the amount of political advertising spent through our platform, increase our operating and compliance costs, and subject us to potential liability from regulatory agencies.

Failure to comply with industry self-regulation could harm our brand, reputation, and our business.

In addition to compliance with government regulations, we voluntarily participate in trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing privacy and the provision of digital advertising. If we encounter difficulties abiding by these principles, we may be subject to negative publicity, as well as investigation and litigation by governmental authorities, self-regulatory bodies or other accountability groups, buyers, sellers, or other private parties. Any such action against us could be costly and time consuming, require us to change our business practices, divert management's attention and our resources, and be damaging to our reputation and our business. In addition, we could be adversely affected by new or altered self-regulatory guidelines that are inconsistent with our practices.

Risks Related to Our Operations

Real or perceived errors or failures in the operation of our solution could damage our reputation and impair our sales.

We must operate our technology infrastructure without interruption to support the needs of sellers and buyers. Because our software is complex, undetected errors and failures may occur, especially when new versions or updates are made to our software or network infrastructure, changes are made to sellers' or buyers' software interfacing with our solution, or as we further integrate acquired technologies. Errors or bugs in our software, faulty algorithms, technical or infrastructure problems, or updates to our systems could lead to an inability to effect transactions or process data to place advertisements or price inventory effectively, cause the inadvertent disclosure of proprietary data, or cause advertisements to display improperly or be placed in proximity to inappropriate content. Such errors or failures could also result in negative publicity, disclosure of confidential information, damage to our reputation, loss of or delay in market acceptance of our solution, increased costs or loss of revenue, loss of competitive position, or claims by advertisers for losses sustained by them. We may make errors in the measurement of transactions conducted through our solution, causing discrepancies with the measurements of buyers and sellers, which can lead to a lack of confidence in us and require us to reduce our fees or provide refunds to buyers and sellers. Alleviating problems resulting from errors in our software could require significant expenditures of capital and other resources and could cause interruptions, delays, or the cessation of our business.

Various risks could interrupt access to our network infrastructure or data, exposing us to significant costs and other liabilities.

Our revenue depends on the technological ability of our solution to deliver and measure advertising impressions, and the operation of our exchange and our ability to place impressions depend on the continuing and uninterrupted performance of our IT systems. Our platform operates on our data processing equipment that is housed in third-party commercial data centers that we do not control or on servers owned and operated by cloud-based service providers. We rely on multiple bandwidth providers, multiple internet service providers, as well as content delivery network, or CDN providers, and domain name systems, or DNS providers, and mobile networks to deliver video ads. In addition, our systems interact with systems of buyers and sellers and their contractors. Any damage to, or failure of, these systems could result in interruptions to the availability or functionality of our service. Moreover, the failure of our data center hosting facilities or any other third-party providers to meet

our capacity requirements could result in interruptions in the availability or functionality of our solutions or impede our ability to scale our operations. All of these facilities and systems are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (i) loss of adequate power or cooling and telecommunications failures; (ii) fire, flood, earthquake, hurricane, and other natural disasters; (iii) software and hardware errors, failures, or crashes; (iv) financial insolvency; and (v) computer viruses, malware, hacking, terrorism, and similar disruptive problems. In particular, intentional cyber-attacks present a serious issue because they are difficult to prevent and remediate and can be used to defraud our buyers and sellers and their clients and to steal confidential or proprietary data from us, our clients, or their users. Further, because our Los Angeles office and San Francisco offices and our California data center sites are in seismically active areas, earthquakes present a particularly serious risk of business disruption. These vulnerabilities may increase with the complexity and scope of our systems and their interactions with buyer and seller systems. Malfunction or failure of our systems, or other systems that interact with our systems, or inaccessibility or corruption of data, could disrupt our operations and negatively affect our business and results of operations to a level in excess of any applicable business interruption insurance, result in potential liability to buyers and sellers, and negatively affect our reputation and ability to sell our solution.

Any breach of our computer systems or confidential data in our possession could expose us to significant expense and liabilities and harm our reputation.

We maintain our own confidential and proprietary information in our IT systems, and we control or have access to confidential, proprietary, and personal data belonging or related to buyers, sellers, and their clients and users, as well as vendors and business partners. Our clients and various third parties have access to our confidential and proprietary information. There is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this data despite our efforts to protect this data. Though we undertake robust security measures, any security incident could disrupt computer systems or networks, interfere with services to our sellers, buyers, or their clients, and result in unauthorized access to personally identifiable information, intellectual property, and other confidential business information owned by us or our buyers, sellers, or vendors. As a result, we could be exposed to legal claims and litigation, indemnity obligations, regulatory fines and penalties, contractual obligations, other liabilities, significant costs for remediation and re-engineering to prevent future occurrences, significant distraction to our business, and damage to our reputation, our relationships with buyers and sellers, and our ability to retain and attract new buyers and sellers. If personally identifiable information is compromised, we may be required to undertake notification and remediation procedures, provide indemnity, and undergo regulatory investigations and penalties, all of which can be extremely costly and result in adverse publicity.

Failure to detect or prevent fraud, intrusion of malware through our platform into the systems or devices of our clients and their customers, or other actions that impact the integrity of our solution or advertisement performance, could cause sellers and buyers to lose confidence in our solution and expose us to legal claims, which would cause our business to suffer. If we terminate relationships with sellers as a result of our screening efforts, our volume of paid impressions may decline.

We have in the past, and may in the future, be subject to fraudulent and malicious activities undertaken by persons seeking to use our platform for improper purposes, including to divert or artificially inflate purchases by buyers through our platform, or to disrupt or divert the operation of the systems and devices of our clients and their customers to misappropriate information, generate fraudulent billings, stage hostile attacks, or for other illicit purposes. Examples of such activities include the use of bots or other automated or manual mechanisms to generate fraudulent impressions that are delivered through our platform, which could overstate the performance of advertising impressions. Such activities could also include the introduction of malware through our platform by persons seeking to commandeer, or gain access to information on, consumers' devices. We use proprietary and third party technology to identify non-human inventory and traffic, as well as malware, and we generally terminate relationships with parties that appear to be engaging in such activities, which may result in fewer paid impressions in the year the relationships are terminated than would have otherwise occurred. Despite our efforts, it can be difficult to detect fraudulent or malicious activity for various reasons. If we fail to detect or prevent fraudulent or other malicious activity, we could face legal claims from clients and/or consumers and the affected advertisers may experience or perceive a reduced return on their investment or heightened risk associated with use of our solution, resulting in dissatisfaction with our solution, refusals to pay, refund demands, loss of confidence of buyers or sellers, or withdrawal of future business. We also face claims from sellers that we terminate because of known or perceived fraudulent activity, and any such claim could be material.

Failure to maintain the brand security features of our solution or handle viewability issues well could harm our reputation and expose us to liabilities.

It is important to sellers that the advertising placed on their media not conflict with existing seller arrangements and be of high quality, consistent with applicable seller standards and compliant with applicable legal and regulatory requirements. It is important to buyers that their advertisements are placed on appropriate media, in proximity with appropriate content, that the impressions for which they are charged are legitimate, and that their advertising campaigns yield their desired results. We use various measures, including proprietary technology, in an effort to store, manage and process rules set by buyers and sellers and to ensure the quality and integrity of the results delivered to sellers and buyers through our solution. If we fail to properly

implement or honor rules established by buyers and sellers, or if our measures are not adequate, advertisements may be improperly placed through our platform, which can result in harm to our reputation as well as the need to pay refunds and other potential legal liabilities.

Moreover, viewability of digital advertising (i.e. whether an advertisement that can be seen is actually seen, in whole or part, or for how long) represents a way of assessing the value of particular inventory as a means to reach a target audience. If we do not handle viewability well, or if we are not positioned to transact the higher viewability inventory competitively, our revenue and profitability could be adversely affected and we could be competitively disadvantaged.

If we fail to attract, motivate, train, and retain highly qualified engineering, marketing, sales and management personnel, our ability to execute our business strategy could be impaired.

We are a technology-driven company and it is imperative that we have highly skilled computer scientists, data scientists, engineers and engineering management to innovate and deliver our complex solutions. Increasing our base of buyers and sellers depends to a significant extent on our ability to expand our sales and marketing operations and activities, and our solution requires a sophisticated sales force with specific sales skills and specialized technical knowledge that takes time to develop. In particular, it may be difficult to find qualified sales personnel in international markets, or sales personnel with experience in emerging segments of the market. Skilled and experienced management is critical to our ability to achieve revenue growth, execute against our strategic vision and maintain our performance through the growth and change we anticipate.

Our success depends significantly upon our ability to recruit, train, motivate, and retain key technology, engineering, sales, and management personnel, and competition for employees with experience in our industry can be intense, particularly in New York, California, Denver, London and Sydney, where our operations and the operations of other digital media companies are concentrated and where other technology companies compete for management and engineering talent. Other employers may be able to provide better compensation, more diverse opportunities and better chances for career advancement. None of our officers or other key employees have an employment agreement for a specific term, and any of such individuals may terminate his or her employment with us at any time.

In addition, in connection with its recent acquisitions, the Company entered into certain retention compensation packages. As such agreements expire, it may be more difficult to retain such individuals or we may need to enter into new retention arrangements.

It can be difficult, time-consuming, and expensive to recruit personnel with the combination of skills and attributes required to execute our business strategy, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. New hires require significant training and it may take significant time (often six months or more) before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards before new hires contribute to sales or productivity, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training. Moreover, new employees may not be or become as productive as we expect, and we may face challenges in adequately or appropriately integrating them into our workforce and culture. At times we have experienced elevated levels of unwanted attrition, and as our organization grows and changes and competition for talent increases, this type of attrition may increase.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our solution without compensating us, thereby eroding our competitive advantages and harming our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or otherwise acquire, so that we can prevent others from using our inventions and proprietary information. Establishing trade secret, copyright, trademark, domain name, and patent protection is difficult and expensive. We rely on trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies. It may be possible for unauthorized third parties to copy or reverse engineer aspects of our technology or otherwise obtain and use information that we regard as proprietary, or to develop technologies similar or superior to our technology or design around our proprietary rights, despite the steps we have taken to protect our proprietary rights. From time to time, we may take legal action to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources, and might not be successful. If we are unable to protect our proprietary rights (including aspects of our technology solution) we may find ourselves at a competitive disadvantage.

We may be subject to intellectual property rights claims by third parties, which are costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies and intellectual property.

Third parties may assert claims of infringement or misappropriation of intellectual property rights against us or buyers, sellers, or third parties with which we work; we cannot be certain that we are not infringing any third-party intellectual property rights, and we may have liability or indemnification obligations as a result of such claims. Regardless of whether claims that we

are infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any claim is inherently uncertain, and we may receive unfavorable interim or preliminary rulings in the course of litigation, or we may decide to settle lawsuits and disputes on terms that are unfavorable to us. We may also have no way of remediating intellectual property violations, and failure to do so could cause our business, results of operations or financial condition to be materially and adversely affected.

Risks Related to Financing Arrangements

Our financing of the SpotX Acquisition significantly increased our leverage, which may put us at greater risk of defaulting on our debt obligations and limit our ability to conduct necessary operating activities, make strategic investments, respond to changing market conditions, or obtain future financing on favorable terms.

We financed the cash portion of the SpotX Acquisition consideration in part through borrowings under a credit agreement (the "Credit Agreement") with Goldman Sachs Bank USA as administrative and collateral agent, and other lending parties thereto for a $360.0 million seven-year senior secured term loan facility ("Term Loan B Facility"), a $65.0 million senior secured revolving credit facility ("Revolving Credit Facility"), and the sale of $400 million of convertible senior notes ("Convertible Senior Notes"). As part of Term Loan B Facility, the Company received $325 million in proceeds, net of discounts and fees, which were used to finance the SpotX Acquisition and related transactions, and for general corporate purposes. The majority of the net proceeds from the offering of Convertible Senior Notes was also used to finance the SpotX Acquisition.

The Term Loan B Facility and the Convertible Senior Notes significantly increased our indebtedness and the Term Loan B Facility and the Revolving Credit Facility require us to comply with certain financial metrics and restrictive covenants. The increased leverage could adversely affect our business and operating results by:

- making it more difficult for us to make payments on our indebtedness and comply with applicable financial metrics and covenants;
- requiring us to use a substantial portion of our cash flow to pay interest and principal, which reduces the amount available for operations, distributions, acquisitions and capital expenditures;
- making us more vulnerable to economic and industry downturns and reducing our flexibility to respond to changing business and economic conditions;
- requiring us to agree to less favorable terms, including higher interest rates, in order to incur additional debt, and otherwise limiting our ability to borrow for operations, working capital or to finance acquisitions in the future; or
- limiting our flexibility in conducting our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms.

Our Credit Agreement subjects us to operating restrictions and financial covenants that impose risk of default and may restrict our business and financing activities.

The obligations under the Credit Agreement are secured by substantially all of the assets of the Company and those of its subsidiaries that are guarantors under the Credit Agreement. The covenants of the Credit Agreement include customary negative covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens and make certain acquisitions, investments, asset dispositions and restricted payments. In addition, the Credit Agreement contains a financial covenant, tested on the last day of any fiscal quarter if utilization of the Revolving Credit Facility exceeds 35% of the total revolving commitments, that requires the Company to maintain a first lien net leverage ratio not greater than 3.25 to 1.00.

These covenants may restrict our ability to finance our operations and to pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control. If a default were to occur and not be waived, such default could cause, among other remedies, all of the outstanding indebtedness under our Credit Agreement to become immediately due and payable. In such an event, our liquid assets might not be sufficient to meet our repayment obligations, and we might be forced to liquidate collateral assets at unfavorable prices or our assets may be foreclosed upon and sold at unfavorable valuations. In addition, our Credit Agreement will mature in the event that any portion of our Convertible Senior Notes remain outstanding 91 days prior to the maturity date of the Convertible Senior Notes.

If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our inability to obtain financing may negatively impact our ability to operate and continue our business as a going concern.

Conversion of our Convertible Senior Notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their Convertible Senior Notes, or may otherwise depress the price of our common stock.

In March 2021, we sold Convertible Senior Notes for gross proceeds of $400.0 million. The conversion of some or all of the Convertible Senior Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares of common stock upon conversion of any of the Convertible Senior Notes. The Convertible Senior Notes are not currently convertible but may from time to time in the future be convertible at the option of their holders prior to their scheduled terms under certain circumstances. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Senior Notes may encourage short selling by market participants because the conversion of the Convertible Senior Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Senior Notes into shares of our common stock could depress the price of our common stock.

The Capped Call Transactions may affect the value of the Convertible Senior Notes and our common stock.

In connection with the pricing of the Convertible Senior Notes, we entered into privately negotiated capped call transactions with various financial institutions (the "Capped Call Transactions"). The Capped Call Transactions are expected generally to reduce or offset the potential dilution upon conversion of the Convertible Senior Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Convertible Senior Notes, as the case may be, with such reduction and/or offset subject to a cap.

In connection with establishing their initial hedges of the Capped Call Transactions, financial institutions or their respective affiliates likely purchased shares of our common stock and/or entered into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the Convertible Senior Notes. These financial institutions or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities in secondary market transactions prior to the maturity of the Convertible Senior Notes (and are likely to do so during any observation period related to a conversion of Convertible Senior Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Convertible Senior Notes.

The potential effect, if any, of these transactions and activities on the price of our common stock or the Convertible Senior Notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock and the value of the Convertible Senior Notes (and as a result, the amount and value of consideration that a holder would receive upon conversion of any Convertible Senior Notes) and, under certain circumstances, a holder's ability to convert his or her Convertible Senior Notes.

We are subject to counterparty risk with respect to the Capped Call Transactions.

The counterparties to the Capped Call Transactions are financial institutions, and we are subject to the risk that one or more of the counterparties may default or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the Capped Call Transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral. Global economic conditions have in the past resulted in the actual or perceived failure or financial difficulties of many financial institutions. If any option counterparty becomes subject to proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under any Capped Call Transactions with that option counterparty. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our common stock increases. In addition, upon a default or other failure to perform, or a termination of obligations, by a counterparty, the counterparty may fail to deliver the shares of common stock required to be delivered to us under the Capped Call Transactions and we may suffer adverse tax consequences or experience more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the counterparties.

The conditional conversion feature of the Convertible Senior Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Senior Notes is triggered, holders of the Convertible Senior Notes will be entitled to convert their Convertible Senior Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Senior Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity.

Provisions in the indenture for the Convertible Senior Notes may deter or prevent a business combination that may be favorable to our stockholders.

If a fundamental change occurs prior to the maturity date of the Convertible Senior Notes, holders of the Convertible Senior Notes will have the right, at their option, to require us to repurchase all or a portion of their Convertible Senior Notes. In addition, if a "make-whole fundamental change" (as defined in the Indenture) occurs prior the maturity date, we will in some cases be required to increase the conversion rate of the Convertible Senior Notes for a holder that elects to convert its Convertible Senior Notes in connection with such make-whole fundamental change.

Furthermore, the Indenture prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Convertible Senior Notes. These and other provisions in the Indenture could deter or prevent a third party from acquiring the Company even when the acquisition may be favorable to our stockholders.

Sales of our common stock by the former owner of SpotX may have an adverse effect on the price of our common stock.

As part of the consideration for the SpotX Acquisition, we issued to the seller of SpotX 12,374,315 shares of our common stock. Sales by the former owner of SpotX of its shares of our common stock, or the possibility of such sales may have an adverse effect on the per share price of our common stock.

Risks Related to Our International Business Strategy.

Our international operations require increased expenditures and impose additional risks and compliance imperatives, and failure to successfully execute our international plans will adversely affect our growth and operating results.

We have operations outside of North America, in the UK, EU, Australia, New Zealand, Japan, Singapore, India, Sweden, and Brazil, and achievement of our international objectives will require a significant amount of attention from our management, finance, legal, analytics, operations, sales, and engineering teams, as well as significant investment in developing the technology infrastructure necessary to deliver our solution and maintain sales, delivery, support, and administrative capabilities in the countries where we operate. Attracting new buyers and sellers outside the United States may require more time and expense than in the United States, in part due to language barriers and the need to educate such buyers and sellers about our solution, and we may not be successful in establishing and maintaining these relationships. The data center and telecommunications infrastructure in some overseas markets may not be as reliable as in North America and Europe, which could disrupt our operations. In addition, our international operations will require us to develop and administer our internal controls and legal and compliance practices in countries with different cultural norms, languages, currencies, legal requirements, and business practices than the United States.

International operations also impose risks and challenges in addition to those faced in the United States, including management of a distributed workforce; the need to adapt our offering to satisfy local requirements and standards (including differing privacy policies and labor laws that are sometimes more stringent); laws and business practices that may favor local competitors; legal requirements or business expectations that agreements be drafted and negotiated in the local language and disputes be resolved in local courts according to local laws; the need to enable transactions in local currencies; longer accounts receivable payment cycles and other collection difficulties; the effect of global and regional recessions and economic and political instability; potentially adverse tax consequences in the United States and abroad; staffing challenges, including difficulty in recruiting and retaining qualified personnel as well as managing such a diversity in personnel; reduced or ineffective protection of our intellectual property rights in some countries; and costs and restrictions affecting the repatriation of funds to the United States.

One or more of these requirements and risks may make our international operations more difficult and expensive or less successful than we expect, and may preclude us from operating in some markets. There is no assurance that our international expansion efforts will be successful, and we may not generate sufficient revenue or margins from our international business to cover our expenses or contribute to our growth.

Operating in multiple countries requires us to comply with different legal and regulatory requirements.

Our international operations subject us to laws and regulations of multiple jurisdictions, as well as U.S. laws governing international operations, which are often evolving and sometimes conflict. For example, the Foreign Corrupt Practices Act ("FCPA"), and comparable foreign laws and regulations (including the U.K. Bribery Act) prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Other laws and regulations prohibit bribery of private parties and other forms of corruption. As we expand our international operations, there is some risk of unauthorized payment or offers of payment or other inappropriate conduct by one of our employees, consultants, agents, or other contractors, including by persons engaged or employed by a business we acquire, which could result in violation by us of various laws, including the FCPA. Safeguards we implement to discourage these practices may prove to be ineffective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the SEC, Department of Justice, and foreign regulators. Other laws applicable to our international business include local employment, tax, privacy, data security, and intellectual property protection laws and regulations, including restrictions on movement of information about individuals beyond national borders. In particular, as explained in more detail elsewhere in this report, the GDPR imposes substantial compliance obligations and increases the risks associated with collection and processing of personal data. In some cases, buyers and sellers operating in non-U.S. markets may impose additional requirements on our non-U.S. business in efforts to comply with their interpretation of their own or our legal obligations. These requirements may differ significantly from the requirements applicable to our business in the United States and may require engineering,

infrastructure and other costly resources to accommodate, and may result in decreased operational efficiencies and performance. As these laws continue to evolve and we expand to more jurisdictions or acquire new businesses, compliance will become more complex and expensive, and the risk of non-compliance will increase.

Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business abroad, and violation of these laws or regulations may interfere with our ability to offer our solution competitively in one or more countries, expose us or our employees to fines and penalties, and result in the limitation or prohibition of our conduct of business. In addition, we have recently received numerous inquiries from foreign regulators asking for information about advertising technology generally and our business specifically. These investigations are costly and time consuming to respond to and divert management attention.

Risks Related to Our Internal Controls and Finances

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations. If our internal control over financial reporting is not effective, it may adversely affect investor confidence in us and the price of our common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal control over financial reporting.

Our platform system applications are complex, multi-faceted and include applications that are highly customized in order to serve and support our clients, advertising inventory and data suppliers, as well as support our financial reporting obligations. We regularly make improvements to our platform to maintain and enhance our competitive position. In the future, we may implement new offerings and engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems. These factors require us to develop and maintain our internal controls, processes and reporting systems, and we expect to incur ongoing costs in this effort. We may not be successful in developing and maintaining effective internal controls, and any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

If we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or if we are unable to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, then, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. Such failures could also subject us to investigations by Nasdaq, the stock exchange on which our securities are listed, the SEC or other regulatory authorities, and to litigation from stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

Our ability to use our net operating losses and tax credit carryforwards to offset future taxable income may be subject to certain limitations, which could result in higher tax liabilities.

Our ability to fully utilize our net operating loss and tax credit carryforwards to offset future taxable income may be limited.

At December 31, 2022, we had U.S. federal net operating loss carryforwards, or NOLs, of approximately $403.7 million, state NOLs of approximately $256.6 million, foreign NOLs of approximately $27.7 million, federal research and development tax credit carryforwards of approximately $3.7 million, and state research and development tax credit carryforwards of approximately $9.9 million. A lack of future taxable income would adversely affect our ability to utilize these NOLs and credit carryforwards. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and comparable state income tax laws, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its NOLs and credit carryforwards to offset future taxable income following the ownership change. As a result, future changes in our stock ownership, including because of issuance of shares of common stock in connection with acquisitions or other direct or indirect changes in our ownership that may be outside of our control, could result in limitations on our ability to fully utilize our NOLs and credit carryforwards. The Company had an ownership change on December 31, 2016 subjecting the federal and state NOLs to annual limitations that have expired. Additionally, the Company had an ownership change in January 2008 resulting in not material limitation of federal and state NOLs under Section 382 of the Code and comparable state income tax laws. Moreover, not material federal and state NOLs and federal research and development tax credits were generated during the pre-acquisition period by corporations that we acquired, and thus those NOLs already are subject to limitation under Section 382 and 383 of the Code and comparable state income tax laws. Also, prior to the merger,

Telaria acquired corporations with pre-acquisition NOLs that are subject to limitation under Section 382 of the Code and comparable state income tax laws.

In addition, the Company and Telaria both underwent ownership changes for tax purposes (i.e. a more than 50% change in stock ownership in aggregated 5% shareholders) on April 1, 2020 due to the Merger. As a result, the use of the Company's total domestic NOL carryforwards and tax credits generated prior to the ownership change will be subject to annual use limitations under Section 382 and Section 383 of the Code and comparable state income tax laws. The Company believes that the ownership changes will not impact the ability to utilize substantially all of our NOLs and state research and development tax credits to the extent we generate taxable income that can be offset by such losses. The Company reasonably expects its federal research and development tax credits will not be recovered prior to expiration.

Also, depending on the timing and level of our taxable income, a portion of our NOLs may expire unutilized, which could prevent us from offsetting future taxable income we may generate by the amount of our NOLs and credit carryforwards generated in tax years beginning before December 31, 2018. U.S. federal NOLs generated for tax years beginning before December 31, 2018 can offset 100% of taxable income, however, these NOLs can only be carried forward for 20 years. U.S. federal NOLs generated for tax years beginning after December 31, 2018 can offset 80% of taxable income, however, these NOLs can be carried forward indefinitely. We maintain a partial valuation allowance related to our NOLs, credit carryforwards, and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. To the extent we determine that all, or a portion of, our valuation allowance is no longer necessary, we will reverse the valuation allowance and recognize an income tax benefit in the reported financial statement earnings in that period. Once the valuation allowance is eliminated or reduced, its reversal will no longer be available to offset our current financial statement tax provision in future periods. Release of the valuation allowance would result in the recognition of certain net deferred tax assets and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that we are able to actually achieve and the impact of Section 382.

We may require additional capital to support our business or to refinance our existing debt obligations as they come due, and such capital might not be available on terms acceptable to us, if at all. Inability to obtain financing could limit our ability to conduct necessary operating activities, make strategic investments or repay or refinance our existing debt obligations.

Various business challenges and opportunities may require additional funds, including the need to respond to competitive threats or market evolution by developing new solutions and improving our operating infrastructure through additional hiring or acquisition of complementary businesses or technologies, or both. In addition, we could incur significant expenses or shortfalls in anticipated cash generated as a result of unanticipated events in our business or competitive, regulatory, or other changes in our market, or longer payment cycles required or imposed by our buyers.

Our available cash and cash equivalents, any cash we may generate from operations, and our available line of credit under our credit facility may not be adequate to meet our capital needs, and therefore we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it or are unable to renew our credit facility when it matures or enter into a new one or we are unable to refinance our Convertible Senior Notes before they come due, on terms satisfactory to us or at all, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business and financial condition may be adversely affected.

If we do raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, if we issue debt, the holders of that debt would have prior claims on the Company's assets, and in case of insolvency, the claims of creditors would be satisfied before distribution of value to equity holders, which would result in significant reduction or total loss of the value of our equity.

The elimination of LIBOR after June 2023 may affect our financial results

On March 5, 2021, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that all LIBOR tenors relevant to us will cease to be published or will no longer be representative after June 30, 2023. This means that any of our LIBOR-based borrowings that extend beyond June 30, 2023 will need to be converted to a replacement rate. In the U.S., the Alternative Reference Rates Committee, or ARRC, a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate ("SOFR") plus a recommended spread adjustment as LIBOR's replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. If our LIBOR-based borrowings are

converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC's recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR's end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR.

Risks Related to the Securities Markets and Ownership of our Common Stock

The price of our common stock has been and may continue to be volatile and the value of an investment in our common stock could decline.

The trading price of our common stock has fluctuated substantially and may continue to do so. These fluctuations could result in significant decreases in the value of an investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

- announcements of new offerings, products, services or technologies, commercial relationships, acquisitions, or other events by us or our competitors;
- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;
- fluctuations in the trading volume of our shares or the size of our public float;
- actual or anticipated changes or fluctuations in our results of operations;
- actual or anticipated changes in the expectations of investors or securities analysts, and whether our results of operations meet these expectations;
- issuance of research reports by analysts or investors;
- litigation involving us, our industry, or both;
- regulatory developments in the United States, foreign countries, or both;
- general economic conditions and trends;
- major catastrophic events;
- political uncertainty;
- breaches or system outages;
- departures of officers or other key employees; or
- an adverse impact on the company resulting from other causes, including any of the other risks described in this report.

In addition, if the market for advertising technology stocks or the stock market, in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Declines in the price of our common stock, even following increases, may result in securities litigation against us, which would result in substantial costs and divert our management's attention and resources from our business.

We cannot guarantee that our repurchase program will enhance shareholder value, and repurchases could affect the price of our common stock and Convertible Senior Notes.

In February 2023, our board of directors approved a repurchase program (the "2023 Repurchase Plan"), under which we are authorized to purchase an aggregate of up to $75.0 million of our common stock or Convertible Senior Notes, through February 16, 2025. The 2023 Repurchase Plan replaces our previous plan, which our board of directors approved in December 2021 (the "2021 Repurchase Plan"). The 2023 Repurchase Plan allows us to repurchase our common stock or Convertible Senior Notes using open market stock purchases, privately negotiated transactions, block trades or other means in accordance with U.S. securities laws. The number of securities repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with working capital requirements, general business conditions, other opportunities that we may have for the use or investment of our capital and other factors. The 2023 Repurchase Plan does not obligate us to repurchase any particular amount of common stock or Convertible Senior Notes and may be suspended, modified or discontinued at any time at our discretion. We intend to finance the 2023 Repurchase Plan through cash on hand. The repurchase program could affect the price of our common stock and Convertible Senior Notes, increase volatility and diminish our cash reserves.

Competition for investors could adversely affect the price of our stock.

There are many companies in the advertising technology or "ad tech" space, but we are one of a relatively small portion of those companies that is publicly traded. Some of the other publicly traded ad tech companies are substantially larger than we are and have more diversified offerings, or may be perceived by investors as having greater stability or growth potential. Others may be focused on parts of the business that investors may view as more appealing. Ad tech or related advertising companies that are not yet public may become public, and publicly traded companies may enter the ad tech business through acquisitions. Increase in the number of publicly traded companies available to investors wishing to invest in ad tech may result in a decrease in demand for our shares, either because overall demand for ad tech investment does not increase commensurately with the increase in public companies in the ad tech space, or because we are not perceived as competitively differentiated or offering superior value compared to other such companies. Decrease in demand for our shares would result in suppressed growth, or decrease, in the value of our stock.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and their reports or analysts' consensus may not reflect our guidance, plans or expectations. If one or more of the analysts covering our business issues an adverse opinion of our company because we fail to meet their expectations or otherwise, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Provisions of our charter documents and Delaware law may inhibit a potential acquisition of the company and limit the ability of stockholders to cause changes in company management.

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions, as described below, that could delay or prevent a change in control of the company, and make it difficult for stockholders to elect directors who are not nominated by the current members of our board of directors or take other actions to change company management.

- Our certificate of incorporation gives our board of directors the authority to issue shares of preferred stock in one or more series, and to establish the number of shares in each series and to fix the price, designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations, or restrictions of each series of the preferred stock without any further vote or action by stockholders. The issuance of shares of preferred stock may discourage, delay or prevent a merger or acquisition of the company by significantly diluting the ownership of a hostile acquirer, resulting in the loss of voting power and reduced ability to cause a takeover or effect other changes.

- Our certificate of incorporation provides that our board of directors is classified, with only one of its three classes elected each year, and directors may be removed only for cause and only with the vote of $66\,^2/_3\%$ of the voting power of stock outstanding and entitled to vote thereon. Further, the number of directors is determined solely by our board of directors, and because we do not allow for cumulative voting rights, holders of a majority of shares of common stock entitled to vote may elect all of the directors standing for election. These provisions could delay the ability of stockholders to change the membership of a majority of our board of directors.

- Under our bylaws, only the board of directors or a majority of remaining directors, even if less than a quorum, may fill vacancies resulting from an increase in the authorized number of directors or the resignation, death or removal of a director.

- Our certificate of incorporation prohibits stockholder action by written consent, so any action by stockholders may only be taken at an annual or special meeting.

- Our certificate of incorporation provides that a special meeting of stockholders may be called only by the board of directors. This could delay any effort by stockholders to force consideration of a proposal or to take action, including the removal of directors.

- Under our bylaws, advance notice must be given to nominate directors or submit proposals for consideration at stockholders' meetings. This gives our board of directors time to defend against takeover attempts and could discourage or deter a potential acquirer from soliciting proxies or making proposals related to an unsolicited takeover attempt.

- The provisions of our certificate of incorporation noted above may be amended only with the affirmative vote of holders of at least $66\,^2/_3\%$ of the voting power of all of the then-outstanding shares of the company's voting stock, voting together as a single class. The same two-thirds vote is required to amend the provision of our certificate of incorporation imposing these supermajority voting requirements. Further, our bylaws may be amended only by our board of directors or by the same percentage vote of stockholders noted above as required to amend our certificate of

incorporation. These supermajority voting requirements may inhibit the ability of a potential acquirer to effect such amendments to facilitate an unsolicited takeover attempt.

- Our board of directors may amend our bylaws by majority vote. This could allow the board to use bylaw amendments to delay or prevent an unsolicited takeover, and limits the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt.

We are also subject to Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. These provisions make it more difficult for stockholders or potential acquirers to acquire the company without negotiation and may apply even if some of our stockholders consider the proposed transaction beneficial to them. For example, these provisions might discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer were to be at a premium over the then-current market price for our common stock. These provisions could also limit the price that investors are willing to pay in the future for shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters are located in New York, New York, where we occupy office space totaling approximately 41,946 square feet under a lease that expires in 2030. We use these facilities for our principal administration, sales and marketing, technology and development, and engineering activities.

We also have an office in Los Angeles under a lease that expires in 2031 that is approximately 38,754 square feet and lease additional offices and maintain data centers in other locations in North America, South America, Europe, Australia, and Asia. We believe that our current facilities are adequate to meet our current needs, and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Item 3. Legal Proceedings

We and our subsidiaries may from time to time be parties to legal or regulatory proceedings, lawsuits and other claims incident to our business activities and to our status as a public company. Such routine matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business, regulatory investigations or enforcement proceedings, and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to such matters as of December 31, 2022. However, based on our knowledge as of December 31, 2022, we believe that the final resolution of such matters pending at the time of this report, individually and in the aggregate, will not have a material adverse effect upon our consolidated financial position, results of operations or cash flows.

Refer to Note 16—"Commitments and Contingencies" for additional information related to legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock was listed on the New York Stock Exchange, or the NYSE, from April 1, 2014 through June 8, 2020, under the symbol "RUBI."

On June 8, 2020, the Company voluntarily delisted its common stock from the NYSE and commenced listing on The Nasdaq Global Select Market of The Nasdaq Stock Market LLC ("Nasdaq"). On June 30, 2020, the Company changed its name from "The Rubicon Project, Inc." to "Magnite, Inc." In connection with the name change, the Company changed its ticker symbol from "RUBI" to "MGNI."

Holders of Record

As of February 16, 2023, there were approximately 54 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any dividends and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit facility contains restrictions on our ability to pay dividends.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Common stock repurchases during the quarter ended December 31, 2022 were as follows (in thousands, except per share amounts):

Period	Total Number of Shares Purchased	Average Price per Share	Total number of shares purchased as part of a Publicly Announced Program	Maximum Approximate Dollar Value that May Yet be Purchased Under the Program
October 1 - October 31, 2022				
Equity withholding[1]	11	$ 6.63	—	$ —
Repurchase program[2]	—	$ —	—	$ 28,330
November 1 - November 30, 2022				
Equity withholding[1]	215	$ 11.45	—	$ —
Repurchase program[2]	—	$ —	—	$ 28,330
December 1 - December 31, 2022				
Equity withholding[1]	10	$ 10.66	—	$ —
Repurchase program[2]	—	$ —	—	$ 28,330
	236		—	

[1] Upon vesting of most restricted stock units or stock awards, we are required to deposit minimum statutory employee withholding taxes on behalf of the holders of the vested awards. As reimbursement for these tax deposits, we have the option to withhold from shares otherwise issuable upon vesting a portion of those shares with a fair market value equal to the amount of the deposits we paid. Withholding of shares in this manner is accounted for as a repurchase of common stock.

[2] In December 2021, our Board of Directors approved a repurchase program (the "2021 Repurchase Plan") under which the Company was authorized to purchase up to $50.0 million of its common stock during the period from December 10, 2021 to December 10, 2022. On November 4, 2022, the Board of Directors approved an extension of the Program through December 15, 2023. At the time of extension, there was approximately $28.3 million remaining available under the Program. On February 16, 2023, our Board of Directors approved a repurchase plan (the "2023 Repurchase Plan"), pursuant to which the Company is authorized to purchase up to an aggregate of $75.0 million of common stock or Convertible Senior Notes through February 16, 2025. The 2023 Repurchase Plan replaces the 2021 Repurchase Plan. Shares repurchased under the 2021 Repurchase Plan have all

been subsequently retired, which was recorded as a reduction in additional paid in capital. The average price paid per share purchased under the Program includes broker commission costs.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of ours under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

The following graph compares the cumulative total stockholder return on an initial investment of $100 in our common stock between December 31, 2017 and December 31, 2022, with the comparative cumulative total returns of the S&P 500 Index, Nasdaq, Internet Index, S&P Internet Select Industry Index and Russell 2000 Index over the same period. As previously discussed, we have not paid any cash dividends and, therefore, the cumulative total return calculation for us is based solely upon stock price appreciation (depreciation) and not reinvestment of cash dividends, whereas the data for the comparative indexes assumes reinvestments of dividends. The returns shown are based on historical results and are not necessarily indicative of, nor intended to forecast, future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN



Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to those statements included in Item 8 to this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs, and expectations and that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Item 1A. Risk Factors" and the "Special Note About Forward-Looking Statements."

Overview and Trends

See "Item 1. Business" for an overview of our business, the industry in which we operate, and important industry trends.

Recent Developments

Telaria Merger, SpotX and SpringServe Acquisitions

On April 1, 2020, we completed a stock-for-stock merger with Telaria, Inc. ("Telaria" and such merger the "Telaria Merger"), a leading provider of connected television ("CTV") technology, on April 30, 2021, we completed the acquisition of SpotX, Inc. ("SpotX" and such acquisition the "SpotX Acquisition"), a leading platform shaping CTV and video advertising globally, and on July 1, 2021, we acquired SpringServe, LLC ("SpringServe"), a leading ad serving platform for CTV.

Following these transactions, we believe that we are the world's largest independent omni-channel sell-side advertising platform ("SSP"), offering a single partner for transacting globally across all channels, formats and auction types, and the largest independent programmatic CTV marketplace, making it easier for buyers to reach CTV audiences at scale from industry-leading streaming content providers, broadcasters, platforms and device manufacturers.

As CTV viewership is growing rapidly and the pace of adoption is accelerating the shift of advertising budgets from linear television to CTV, these transactions have strategically positioned us to take advantage of this trend, and we believe that CTV will be our biggest growth driver in future periods.

The SpotX Acquisition resulted in a significant increase in our revenue and Revenue ex-TAC (as defined in section "Key Operating and Financial Performance Metrics"), in particular in CTV and online video. Following the transaction, the percentage of our revenue attributable to CTV increased significantly, and because CTV is largely transacted through reserve auctions, these types of auctions have become a more significant portion of the transactions on our platform. The acquisition also resulted in an increase in related operating expenses, primarily associated with costs for personnel, data center and hosting costs, facilities, payments to sellers for revenue reported on a gross basis, and other ancillary costs to support the business. We have been able to offset some of these increases through cost saving activities and the achievement of acquisition synergies. As part of our integration efforts, we recently introduced our unified CTV platform, Magnite Steaming, which merges leading technology from the legacy Magnite CTV and SpotX CTV platforms. We expect client migration to our unified platform to occur primarily through the first half of 2023 and expect the migration to be completed by the third quarter of 2023, and will continue to support certain aspects of our legacy CTV platforms through this transition, resulting in some temporary duplication of costs.

The SpringServe Acquisition expanded our video and CTV offering to include ad server functionality in addition to our programmatic SSP capabilities. The SpringServe ad server manages multiple aspects of video advertising for both programmatic transactions and inventory sold directly by the publisher, including forecasting, routing, customized ad experiences and ad formats, and advanced podding logic. Combined with our SSP, the SpringServe ad server provides publishers a holistic yield management solution that works across their entire video advertising business to drive value. This is of particular importance for CTV publishers, who still sell a large percentage of their inventory through their direct sales team. We believe the acquisition of SpringServe is highly strategic as it allows us to offer publishers an independent full-stack solution to the walled gardens, which can be leveraged across their entire video advertising business.

We recently announced a reduction of our global workforce by approximately 6%. The reduction in force was primarily associated with the elimination of duplicative technology roles resulting from the integration of our CTV platforms and represent additional costs synergies related to our acquisition.

Impact of COVID-19 Pandemic and Other Macroeconomic Developments

Our business depends on the overall demand for advertising and on the economic health of our current and prospective sellers and buyers. Accordingly, our business and operations have been, and could in the future be, adversely affected by events beyond our control, such as health epidemics, including the COVID-19 pandemic, geopolitical events, including the conflict in Ukraine, and economic and macroeconomic factors like labor shortages, supply chain disruptions, inflation and recessionary concerns impacting the markets and communities in which our clients operate.

In response to the COVID-19 pandemic and associated economic challenges, a significant number of advertisers, in particular with respect to certain categories of advertising that were particularly impacted by the pandemic and resulting stay-at-home orders, reduced their advertising budgets, resulting in an overall decrease in advertising spend through our platform compared to our pre-COVID expectations. We believe the negative impact on our revenue from the COVID-19 pandemic has largely subsided, although we did experience some negative impacts due to pandemic-related supply chain disruptions during the first half of 2022. More recently, our business has been negatively impacted as a result of macroeconomic challenges, such as inflation, global hostilities, recession, and other macroeconomic factors, which have generally negatively impacted ad budgets, and in turn led to reduced ad spend through our platform. Any worsening of macroeconomic conditions in future periods would likely have a negative effect on our financial results, the magnitude of which is difficult to predict. In addition, continued inflation could result in an increase in our cost base relative to our revenue. Refer to Item 1A. "Risk Factors" for additional information related to risks associated with the COVID-19 pandemic and other macroeconomic challenges.

Components of Our Results of Operations

We report our financial results as one operating segment. Our consolidated operating results are regularly reviewed by our chief operating decision maker, principally to make decisions about how we allocate our resources and to measure our consolidated operating performance.

Revenue

We generate revenue from the use of our platform for the purchase and sale of digital advertising inventory. Generally, our revenue is based on a percentage of the ad spend that runs through our platform, although for certain clients or transaction types we may receive a fixed CPM for each impression sold, and for advertising campaigns that are transacted through insertion orders, we earn revenue based on the full amount of ad spend that runs through our platform. We also generate revenue from our ad server and Demand Manager header-bidding product, where fees are either based on the number of impressions processed or a percentage of ad spend. In addition, we may receive certain fixed monthly fees for the use of our platform or products. We recognize revenue upon the fulfillment of our contractual obligations in connection with a completed transaction, subject to satisfying all other revenue recognition criteria. For the majority of transactions executed through our platform, we act as an agent on behalf of the publisher that is monetizing its inventory, and revenue is recognized net of any advertising inventory costs that we remit to sellers. With respect to certain revenue streams for managed advertising campaigns that are transacted through insertion orders, we report revenue on a gross basis, based primarily on our determination that the Company acts as the primary obligor in the delivery of advertising campaigns for our buyer clients with respect to such transactions.

Following the SpotX Acquisition, the percentage of our revenue reported on a gross basis increased significantly compared to pre-acquisition periods. During the first quarter of 2021 (prior to the SpotX Acquisition), our revenue reported on a gross basis was less than 3% of total revenue. For the twelve months ended December 31, 2022, our revenue reported on a gross basis was 18% of total revenue. Any mix shift that causes an increase in the relative percentage of our revenue accounted for on a gross basis would result in a higher revenue contribution and an associated decrease in our gross margin percentage (with no underlying impact on gross profit or Revenue ex-TAC, as defined in section "Key Operating and Financial Performance Metrics"). Our revenue recognition policies are discussed in more detail in Note 4 of the "Notes to the Consolidated Financial Statements."

Expenses

We classify our expenses into the following categories:

Cost of Revenue. Our cost of revenue consists primarily of data center costs, bandwidth costs, ad protection costs, depreciation and maintenance expense of hardware supporting our revenue-producing platform, amortization of software costs for the development of our revenue-producing platform, amortization expense associated with acquired developed technologies, personnel costs, facilities-related costs, and cloud computing costs. In addition, for revenue booked on a gross basis, cost of revenue includes traffic acquisition costs. Personnel costs included in cost of revenue include salaries, bonuses, and stock-based compensation, and are primarily attributable to personnel in our network operations group who support our platform. We capitalize costs associated with software that is developed or obtained for internal use and amortize the costs associated with our revenue-producing platform in cost of revenue over their estimated useful lives. We amortize acquired developed technologies over their estimated useful lives.

Sales and Marketing. Our sales and marketing expenses consist primarily of personnel costs, including salaries, bonuses, and stock-based compensation, as well as marketing expenses such as brand marketing, travel expenses, trade shows and marketing materials, professional services, and amortization expense associated with client relationships, backlog, and non-compete agreements from our business acquisitions, and to a lesser extent, facilities-related costs and depreciation and amortization. Our sales organization focuses on increasing the adoption of our solution by existing and new buyers and sellers. We amortize acquired intangibles associated with client relationships and backlog from our business acquisitions over their estimated useful lives.

Technology and Development. Our technology and development expenses consist primarily of personnel costs, including salaries, bonuses, and stock-based compensation, as well as outsourced resources associated with the ongoing development and maintenance of our solution, depreciation and amortization, and to a lesser extent, facilities-related costs. These expenses include costs incurred in the development, implementation, and maintenance of internal use software, including platform and related infrastructure. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal use software development that qualifies for capitalization, which are then recorded as internal use software development costs, net, on our consolidated balance sheets. We amortize internal use software development costs that relate to our revenue-producing activities on our platform to cost of revenue and amortize other internal use software development costs to technology and development costs or general and administrative expenses, depending on the nature of the related project. We amortize acquired intangibles associated with technology and development functions from our business acquisitions over their estimated useful lives.

General and Administrative. Our general and administrative expenses consist primarily of personnel costs, including salaries, bonuses, and stock-based compensation, associated with our executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, facilities-related costs and depreciation and amortization, and other corporate-related expenses. General and administrative expenses also include amortization of internal use software development costs and acquired intangible assets from our business acquisitions over their estimated useful lives that relate to general and administrative functions.

Merger, Acquisition, and Restructuring Costs. Our merger, acquisition, and restructuring costs consist primarily of professional service fees associated with the merger and acquisition activities, cash-based employee termination costs, related stock-based compensation charges, and other restructuring activities, including facility closures, relocation costs, contract termination costs, and impairment costs of abandoned technology associated with restructuring activities.

Other (Income) Expense

Interest (Income) Expense, Net. Interest expense consists of interest expense associated with our Term Loan B Facility (defined below) and Convertible Senior Notes (defined below), and their related amortization of debt issuance costs and debt discount. Interest income consists of interest earned on our cash equivalents.

Other Income. Other income consists primarily of rental income from commercial office space we hold under lease and have sublet to other tenants.

Foreign Currency Exchange (Gain) Loss, Net. Foreign currency exchange (gain) loss, net consists primarily of gains and losses on foreign currency transactions and remeasurement of monetary assets and liabilities on our balance sheet denominated in foreign currencies. Foreign currency monetary assets and liabilities consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and various intercompany balances held between our subsidiaries. Our primary foreign currency exposures are currencies other than the U.S. Dollar, principally the Australian Dollar, British Pound, Canadian Dollar, Euro, and Japanese Yen.

Provision (Benefit) for Income Taxes

We are subject to income taxes in the U.S. (federal and state) and numerous foreign jurisdictions. Tax laws, regulations, administrative practices, principles, and interpretations in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as changes in our business operations, acquisitions, investments, entry into new businesses and geographies, intercompany transactions, the relative amount of our foreign earnings, including earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, losses incurred in jurisdictions for which we are not able to realize related tax benefits, the applicability of special tax regimes, changes in foreign currency exchange rates, changes in our stock price, changes in our deferred tax assets ("DTAs") and liabilities and their valuation, changes in the laws, regulations, administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition, and other laws and accounting rules in various jurisdictions.

Results of Operations

The following table sets forth our consolidated results of operations:

	Year Ended			Favorable/(Unfavorable) %	
	December 31, 2022	December 31, 2021	December 31, 2020	2022 vs 2021	2021 vs 2020
	(in thousands)				
Revenue	$ 577,069	$ 468,413	$ 221,628	23 %	111 %
Expenses [1][2]:					
Cost of revenue...........................	307,165	201,662	77,747	(52)%	(159)%
Sales and marketing.....................	200,081	170,406	76,030	(17)%	(124)%
Technology and development......	93,757	74,449	51,546	(26)%	(44)%
General and administrative..........	81,382	64,789	52,987	(26)%	(22)%
Merger, acquisition, and restructuring costs......................	7,468	38,177	17,552	80 %	(118)%
Total expenses.................................	689,853	549,483	275,862	(26)%	(99)%
Loss from operations.......................	(112,784)	(81,070)	(54,234)	(39)%	(49)%
Other (income) expense, net........	22,813	13,918	(1,495)	(64)%	NM
Loss before income taxes.................	(135,597)	(94,988)	(52,739)	(43)%	(80)%
Provision (benefit) for income taxes.......................................	(5,274)	(95,053)	693	(94)%	NM
Net income (loss)	$ (130,323)	$ 65	$ (53,432)	NM	100 %

NM means Not Meaningful

(1) Stock-based compensation expense included in our expenses was as follows:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Cost of revenue...	$ 1,666	$ 792	$ 525
Sales and marketing...	21,558	15,718	8,229
Technology and development	19,961	11,857	7,451
General and administrative	18,929	11,297	10,416
Merger, acquisition, and restructuring costs	2,004	1,071	1,870
Total stock-based compensation expense	$ 64,118	$ 40,735	$ 28,491

(2) Depreciation and amortization expense included in our expenses was as follows:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Cost of revenue	$ 142,616	$ 78,115	$ 34,879
Sales and marketing	71,887	67,463	13,313
Technology and development..	913	674	454
General and administrative...	636	634	602
Total depreciation and amortization expense	$ 216,052	$ 146,886	$ 49,248

The following table sets forth our consolidated results of operations for the specified periods as a percentage of our revenue for those periods presented:

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
Revenue	100 %	100 %	100 %
Cost of revenue	53	43	35
Sales and marketing	35	36	34
Technology and development	16	16	23
General and administrative	14	14	24
Merger, acquisition, and restructuring costs	1	8	8
Total expenses	120	117	124
Loss from operations	(20)	(17)	(24)
Other (income) expense, net	4	3	—
Loss before income taxes	(23)	(20)	(24)
Provision (benefit) for income taxes	(1)	(20)	—
Net income (loss)	(23)%	— %	(24) %

Note: Percentages may not sum due to rounding

Comparison of the Years Ended December 31, 2022, 2021, and 2020

Revenue

Revenue increased $108.7 million, or 23%, for the year ended December 31, 2022 compared to the prior year. Our revenue growth was driven primarily by growth in CTV and mobile as well as incremental revenue from full-year results from the SpotX Acquisition, which was completed on April 30, 2021, and the SpringServe Acquisition, which was completed on July 1, 2021. Revenue from CTV and mobile increased by $83.3 million, or 45%, and $27.8 million, or 17%, respectively. On a pro forma basis, including results from SpotX and SpringServe during the relevant pre-acquisition period, revenue increased 7% for the year ended December 31, 2022 compared to the prior period.

Revenue increased $246.8 million, or 111%, for the year ended December 31, 2021 compared to the prior year. Our revenue growth was driven primarily by organic growth as well as incremental revenue from the SpotX Acquisition, which was completed on April 30, 2021, and the inclusion of a full year of results for Telaria, which was acquired on April 1, 2020. On a pro forma basis, including revenue for Telaria, SpotX and SpringServe during the relevant pre-acquisition period, revenue increased 30% for the year ended December 31, 2021 compared to the prior period, primarily due to growth in all channels, mainly driven by CTV and mobile, and a rebound from impacts of the COVID-19 pandemic, which were particularly pronounced in the first half of 2020.

We expect our revenue will increase in 2023 compared to 2022. Our revenue is largely a function of the number of advertising transactions and the price, or CPM, at which the inventory is sold, which results in total advertising spend on our platform, and, with respect to our revenue reported on a net basis, the take rate we charge for our services. Because pricing and take rate vary across publisher, channel and transaction type, our revenue is impacted by shifts in the mix of advertising spend on our platform. We believe that contributions to revenue from reserve auctions, in particular with respect to CTV which is largely transacted on a reserved basis, will continue to grow as a percentage of our total revenue. In general, we expect this shift will have a positive impact on our revenue due to both an increase in the volume of transactions and average CPM, despite the fact that reserve auctions generally carry a lower take rate compared to open auction transactions.

Our business is dependent in part on the overall health of the advertising market. Our revenue growth has been tempered, and may be negatively impacted in the future, by reductions in revenue resulting from the impact of macroeconomic challenges, such as the occurrence of a pandemic or health crisis, geopolitical events (including the conflict in Ukraine), and other macroeconomic factors like labor shortages, supply chain disruptions, recessionary concerns, and inflation impacting the markets and communities in which we operate. If economic conditions were to deteriorate further, we would likely experience a negative impact on our future revenue trends, and the magnitude of this impact is difficult to predict depending on the scope and duration of any recession. Refer to Item 1A. "Risk Factors" for additional information related to these risks and the impact they may have on our business.

Cost of Revenue

Cost of revenue increased $105.5 million, or 52%, for the year ended December 31, 2022 compared to the prior year primarily due to an increase of $64.5 million in depreciation and amortization. This increase was driven by incremental amortization

due to the acceleration of the remaining lives of certain acquired intangible assets and capitalized software from the integration of our legacy Magnite CTV and SpotX CTV platforms into Magnite Streaming, as well as from a full year of amortization expense from the SpotX Acquisition. The incremental amortization due to the acceleration was $35.4 million. Costs of revenue also included increases of $26.9 million in data and bandwidth expenses and $10.5 million in traffic acquisition costs, both primarily due to revenue growth.

Cost of revenue increased $123.9 million, or 159%, for the year ended December 31, 2021 compared to the prior year primarily due to an increase in traffic acquisition cost of $49.9 million driven by the increase in revenue reported on a gross basis as a result of the SpotX Acquisition, an increase in depreciation and amortization expenses of $43.2 million also associated with the SpotX Acquisition, and an increase in data and bandwidth expenses of $21.4 million.

We expect cost of revenue to increase in 2023 compared to 2022 in absolute dollars primarily due to the accelerated amortization expense as discussed above, which is expected to result in approximately $114.3 million of net incremental non-cash expense through the third quarter of 2023 as compared to the original timing of its amortization. We also expect increases in our hosting costs, cloud costs, and other data center expenses to support the growth of our business.

Cost of revenue may fluctuate from quarter to quarter and period to period, on an absolute dollar basis and as a percentage of revenue, depending on revenue levels and the volume of transactions we process supporting those revenues, and the timing and amounts of depreciation and amortization of equipment and software.

Sales and Marketing

Sales and marketing expenses increased $29.7 million, or 17%, for the year ended December 31, 2022 compared to the prior year primarily due to the impact of the SpotX Acquisition, which resulted in substantial increases in headcount in mid-2021, as well as expenses related to the amortization of acquired intangibles. Compared to the prior year, sales and marketing included an increase of $17.5 million of personnel related expenses and $4.2 million in amortization of acquired intangibles relating to the SpotX Acquisition. In addition, the increase in sales and marketing expenses included $3.3 million related to travel and industry events due to the lifting of travel restrictions during the year.

Sales and marketing expenses increased $94.4 million, or 124%, for the year ended December 31, 2021 compared to the prior year primarily due to an increase of $54.1 million in amortization of acquired intangibles and other assets as a result of the SpotX Acquisition and the Telaria Merger, as well as increases in headcount from the SpotX Acquisition and full year results from the Telaria Merger, resulting in an additional $36.8 million of personnel related expenses.

We expect sales and marketing expenses to decrease in 2023 compared to 2022 in absolute dollars primarily due to decreases in amortization of acquired intangible assets. We expect these decreases to be partially offset by increases in personnel related expenses primarily driven by annual merit increases to current staff, higher marketing from the introduction of our new Magnite Streaming Platform, and increases in event, travel and entertainment expenses.

Sales and marketing expenses may fluctuate quarter to quarter and period to period, on an absolute dollar basis and as a percentage of revenue, based on revenue levels, the timing of our investments and seasonality in our industry and business.

Technology and Development

Technology and development expenses increased $19.3 million, or 26%, for the year ended December 31, 2022 compared to the prior year, primarily due to an increase of $15.8 million in personnel costs as a result of the increased headcount associated with the SpotX Acquisition.

Technology and development expenses increased $22.9 million, or 44%, for the year ended December 31, 2021 compared to the prior year, primarily due to an increase of $21.2 million in personnel costs as a result of the increased headcount associated with the SpotX Acquisition and a full-year of results from the Telaria Merger.

We expect technology and development expenses to increase slightly in 2023 compared to 2022 in absolute dollars, primarily due to increased investment in software, outsourced resources, and travel and entertainment expenses. We expect these increases to be partially offset by decreased personnel related expenses due to the recent reduction in force associated with the elimination of duplicative technology and development roles resulting from the integration of our CTV platforms.

The timing and amount of our capitalized development and enhancement projects may affect the amount of development costs expensed in any given period. As a percentage of revenue, technology and development expense may fluctuate from quarter to quarter and period to period based on revenue levels, the timing and amounts of technology and development efforts, the timing and the rate of the amortization of capitalized projects and the timing and amounts of future capitalized internal use software development costs.

General and Administrative

General and administrative expenses increased $16.6 million, or 26%, for the year ended December 31, 2022 compared to the prior year, primarily due to increases of $10.2 million in personnel expenses mainly due to increases in stock-based compensation year-over-year, $2.0 million in facilities related expenses due to a return to office work environment, $1.8 million in

business insurance and taxes, and $1.1 million related to travel and industry events due to the lifting of travel restrictions during the year.

General and administrative expenses increased by $11.8 million, or 22%, for the year ended December 31, 2021 compared to the prior year, primarily due to increases of $6.3 million in personnel expenses, $1.5 million in professional services, and $1.1 million in software license mainly attributed to the growth of the overall business as a result of the SpotX Acquisition.

We expect general and administrative expenses to increase in 2023 compared to 2022 in absolute dollars primarily due to increases in personnel related expenses along with additional costs for a full-year return to office work environment.

General and administrative expenses may fluctuate from quarter to quarter and period to period based on the timing and amounts of expenditures in our general and administrative functions as they vary in scope and scale over periods. Such fluctuations may not be directly proportional to changes in revenue.

Merger, Acquisition, and Restructuring Costs

We incurred merger, acquisition, and restructuring costs of $7.5 million, $38.2 million, and $17.6 million during the years ended December 31, 2022, 2021, and 2020, respectively, primarily related to the SpotX and SpringServe Acquisitions, which were completed on April 30, 2021 and July 1, 2021, respectively, and the Telaria Merger, which was completed on April 1, 2020. In 2022, these costs were primarily due to restructuring activities related to the integration of our recent acquisitions, which included $3.3 million of impairment costs associated with abandoned technology, $2.0 million non-cash stock-based compensation expense associated with the acceleration of unvested equity awards, and $1.2 million of one-time cash-based employee termination costs.

In 2021, these costs included professional fees related to investment banking advisory, legal, and other professional service fees of $28.4 million, one-time cash-based employee termination benefit costs of $6.2 million, facility closure costs of $2.5 million, and non-cash stock-based compensation expense associated with double-trigger accelerations and severance benefits of $1.1 million.

Costs incurred in 2020 included professional services of $9.9 million, one-time cash-based employee termination benefit costs of $5.7 million, and non-cash stock-based compensation expense and severance benefits of $1.9 million.

Other (Income) Expense, Net

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Interest (income) expense, net	$ 29,260	$ 19,848	$ (50)
Other income	(5,318)	(4,450)	(3,665)
Foreign exchange (gain) loss, net	(1,129)	(1,480)	2,220
Total other (income) expense, net	$ 22,813	$ 13,918	$ (1,495)

Interest expense, net increased by $9.4 million during the year ended December 31, 2022 compared to the prior year, mainly due to a full year of interest expense associated with the Term Loan B Facility (defined below), which the Company entered into during April 2021, as well as increasing interest rates since our Term Loan B Facility carries a variable rate. The increase in interest expense was partially offset by increases in interest income of $2.9 million.

Interest expense, net increased by $19.9 million during the year ended December 31, 2021 compared to the prior year, for the same reasons above. Interest (income) expense, net was immaterial in the year ended December 31, 2020.

Our interest expense is expected to fluctuate as it is directly impacted by changes in market interest rates. While changes to interest income from our cash, cash equivalents and short-term investments do provide a mitigant to changes to interest expense from our Term Loans, they do not fully offset all of the impact from potential changes in underlying variable rates on our Term Loans.

Other income is primarily attributed to sublease income.

Foreign exchange (gain) loss, net is impacted by movements in exchange rates and the amount of foreign currency-denominated cash, receivables, and payables, which are impacted by our billings to buyers, payments to sellers, and intercompany balances. The foreign exchange gain, net during the year ended December 31, 2022 was primarily attributable to the currency movements between the British Pound, Australian Dollar, Canadian Dollar, and Euro relative to the U.S. Dollar. The foreign currency gain, net during the year ended December 31, 2021 was primarily attributable to the currency movements between the British Pound, Australian Dollar, Canadian Dollar, and Euro relative to the U.S. Dollar. The foreign exchange loss, net during the year ended December 31, 2020 was primarily attributable to the currency movements between the same foreign currencies mentioned above relative to the U.S. Dollar

Provision (Benefit) for Income Taxes

We recorded an income tax benefit of $5.3 million for the year ended December 31, 2022 compared to an income tax benefit of $95.1 million and income tax expense of $0.7 million for the years ended December 31, 2021 and 2020, respectively. The tax benefit for the year ended December 31, 2022 was primarily the result of recognizing the benefit of deferred tax assets previously subject to the domestic valuation allowance and the foreign income tax liability. The net deferred tax liabilities recorded in connection with the prior years acquisitions and our current year taxable income provided sources of taxable income to support the realizability of pre-existing deferred tax assets. We continue to maintain a partial valuation allowance for our domestic deferred tax assets.

The tax benefit for the year ended December 31, 2021 was primarily the result of the deferred tax liability associated with acquisitions that occurred during the year and the tax liability associated with foreign subsidiaries. The tax expense for the year ended December 31, 2020 was primarily the result of the domestic valuation allowance and the tax liability associated with foreign subsidiaries.

Key Operating and Financial Performance Metrics

In addition to our GAAP results, we review non-GAAP financial measures, including Revenue ex-TAC and Adjusted EBITDA, to help us evaluate our business on a consistent basis, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. Our non-GAAP financial measures are discussed below. Revenue and net income (loss) are discussed above under the headings "Components of Our Results of Operations" and "Results of Operations."

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Financial Measures and non-GAAP Financial Measures:			
Revenue	$ 577,069	$ 468,413	$ 221,628
Revenue ex-TAC	514,615	416,455	219,602
Gross profit	269,904	266,751	143,881
Net income (loss)	(130,323)	65	(53,432)
Adjusted EBITDA	178,790	148,659	43,065

Revenue ex-TAC

Revenue ex-TAC is revenue excluding traffic acquisition cost ("TAC"). Traffic acquisition cost, a component of cost of revenue, represents what we must pay sellers for the sale of advertising inventory through our platform for revenue reported on a gross basis. In calculating Revenue ex-TAC, we add back the cost of revenue, excluding TAC, to gross profit, the most comparable GAAP measurement. Revenue ex-TAC is a non-GAAP financial measure. Our management believes Revenue ex-TAC is a useful measure in assessing the performance of Magnite as a combined company following the SpotX Acquisition and facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

Our use of Revenue ex-TAC has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. A potential limitation of this non-GAAP financial measure is that other companies, including companies in our industry which have similar business arrangements, may define Revenue ex-TAC differently, which may make comparisons difficult. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to GAAP-based financial performance measures, including revenue, net income (loss) and cash flows.

The following table presents the calculation of gross profit and reconciliation of gross profit to Revenue ex-TAC for the years ended December 31, 2022, 2021, and 2020, respectively:

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Revenue	$ 577,069	$ 468,413	$ 221,628
Less: Cost of revenue	307,165	201,662	77,747
Gross profit	269,904	266,751	143,881
Add back: Cost of revenue, excluding TAC	244,711	149,704	75,721
Revenue ex-TAC	$ 514,615	$ 416,455	$ 219,602

Sellers use our technology to monetize their content across all digital channels, including CTV, mobile and desktop, and each of these channels will continue to represent a meaningful portion of our revenue in future periods. Each of these digital channels has its own industry growth rate, with CTV and mobile projected to continue to grow steadily, while desktop growth flattens. MAGNA's October 2022 Programmatic Market forecast has estimated compound annual growth rates from 2022 to 2026 for mobile and desktop at 18% and 3%, respectively, and over the same period, eMarketer projected CTV to grow at a 20% compound annual growth rate.

We track the breakdown of Revenue ex-TAC across channels to better understand how our clients are transacting on our platform, which informs decisions as to business strategy and the allocation of resources and capital.

The following table presents Revenue ex-TAC by channel:

| | Revenue ex-TAC Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Channel:			
CTV	$ 214,803	$ 143,407	$ 34,319
Mobile	188,116	160,067	108,353
Desktop	111,696	112,981	76,930
Total	$ 514,615	$ 416,455	$ 219,602

Revenue ex-TAC increased $98.2 million, or 24%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in Revenue ex-TAC was primarily due to incremental revenue from the SpotX Acquisition, which was completed on April 30, 2021, and the SpringServe Acquisition, which was completed on July 1, 2021, as well as organic growth across CTV and mobile. We saw substantial growth in our CTV channel, which benefited from a full year of results from the SpotX and Spring Serve Acquisitions, as well as modest growth in mobile, which was partially offset by a decline in our Revenue ex-TAC from desktop.

Revenue ex-TAC increased $196.9 million, or 90%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in Revenue ex-TAC was primarily due to contributions from the SpotX and SpringServe Acquisitions and a full year of results from the Telaria Merger, which were completed on April 30, 2021, July 1, 2021, and April 1, 2020, respectively, as well as organic growth across all channels as the business recovered from COVID-19 advertising lows in 2020.

We expect Revenue ex-TAC to increase in 2023 compared to 2022. We believe that CTV will be our biggest growth driver in future periods and continue to represent a higher percentage of our overall Revenue ex-TAC, with mobile as our second biggest driver. Our mobile business consists of two components, mobile web and mobile applications. Initially our mobile business consisted primarily of mobile web, which is similar to our desktop business, but our mobile application business has been the growth driver behind our mobile business. We therefore expect our growth within mobile to come largely from our mobile applications business and, in particular, mobile in-app video.

Lower industry growth rates in desktop will make growing desktop Revenue ex-TAC more challenging; however, in future periods we believe we will be able to grow our desktop business in excess of industry projections by capturing market share through SPO and expansion of publisher relationships. We expect our desktop business to decline as an overall percentage of our revenue in future periods. However, we expect that it will continue to represent a significant part of our Revenue ex-TAC in the near term. Therefore, we believe the mix of our desktop business will continue to dampen our overall growth rate.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) adjusted to exclude stock-based compensation expense, depreciation and amortization, amortization of acquired intangible assets, impairment charges, interest income or expense, and other cash and non-cash based income or expenses that we do not consider indicative of our core operating performance, including, but not limited to foreign exchange gains and losses, acquisition and related items, non-operational real estate and other expense (income), net, and provision (benefit) for income taxes. We believe Adjusted EBITDA is useful to investors in evaluating our performance for the following reasons:

• Adjusted EBITDA is widely used by investors and securities analysts to measure a company's performance without regard to items such as those we exclude in calculating this measure, which can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired.

• Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors concerning our performance. Adjusted EBITDA may also be used as a metric for determining payment of cash incentive compensation.

• Adjusted EBITDA provides a measure of consistency and comparability with our past performance that many investors find useful, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results of operations as reported under GAAP. These limitations include:

• Stock-based compensation is a non-cash charge and will remain an element of our long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period.

• Depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future, but Adjusted EBITDA does not reflect any cash requirements for these replacements.

• Impairment charges are non-cash charges related to goodwill, intangible assets and/or long-lived assets.

• Adjusted EBITDA does not reflect non-cash charges related to acquisition and related items, such as amortization of acquired intangible assets, merger, acquisition, or restructuring related severance costs, and changes in the fair value of contingent consideration.

• Adjusted EBITDA does not reflect cash and non-cash charges and changes in, or cash requirements for, acquisition and related items, such as certain transaction expenses and expenses associated with earn-out amounts.

• Adjusted EBITDA does not reflect changes in our working capital needs, capital expenditures, non-operational real estate expenses or income, or contractual commitments.

• Adjusted EBITDA does not reflect cash requirements for income taxes and the cash impact of other income or expense.

• Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Our Adjusted EBITDA is influenced by fluctuations in our revenue, cost of revenue, and the timing and amounts of the cost of our operations. Adjusted EBITDA should not be considered as an alternative to net income (loss), income (loss) from operations, or any other measure of financial performance calculated and presented in accordance with GAAP.

The following table presents a reconciliation of net income (loss), the most comparable GAAP measure, to Adjusted EBITDA for the years ended December 31, 2022, 2021, and 2020:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Net income (loss)	$ (130,323)	$ 65	$ (53,432)
Add back (deduct):			
Depreciation and amortization expense, excluding amortization of acquired intangible assets	31,658	25,017	24,337
Amortization of acquired intangibles	184,394	121,869	24,911
Stock-based compensation expense	64,118	40,735	28,491
Merger, acquisition, and restructuring costs, excluding stock-based compensation expense	5,464	37,106	15,682
Non-operational real estate and other expense, net	622	552	213
Interest (income) expense, net	29,260	19,848	(50)
Foreign exchange (gain) loss, net	(1,129)	(1,480)	2,220
Provision (benefit) for income taxes	(5,274)	(95,053)	693
Adjusted EBITDA	$ 178,790	$ 148,659	$ 43,065

Adjusted EBITDA increased by $30.1 million during the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to incremental revenue growth from the SpotX Acquisition and organic growth.

Adjusted EBITDA increased by $105.6 million during the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to increases in revenue from both organic growth and the SpotX and SpringServe Acquisitions, which are discussed in section "Comparison of the Years Ended December 31, 2022, 2021, and 2020" and improved operating leverage from our increased scale and related cost synergies.

Liquidity and Capital Resources

Liquidity

At December 31, 2022, we had cash and cash equivalents of $326.3 million, of which $34.0 million was held in foreign currency denominated cash accounts, and an aggregate gross principal amount of $754.6 million of indebtedness outstanding under our Term Loan B Facility (as defined below) and our Convertible Senior Notes (as defined below). In addition, we are party to a $65.0 million Revolving Credit Facility (as defined below), of which approximately $5.3 million is assigned to outstanding but undrawn letters of credit. See "Capital Resources" below for further information about our outstanding debt.

Our principal cash requirements for the twelve-month period following this report primarily consist of personnel costs, contractual payment obligations, including office leases, data center costs and cloud hosting costs, capital expenditures, payment of interest and required principal payments on our Convertible Senior Notes and Term Loan B Facility, taxes paid related to net share settlement associated with vesting of stock-based compensation awards, cash outlays for income taxes, and cash requirements to fund working capital. In the longer term, we would expect to have similar cash requirements, with increases in absolute dollars associated with the continued growth of our business and expansion of operations. See "Contractual Obligations and Known Future Cash Requirements" for a further discussion of our known material contractual obligations.

Our working capital needs and cash conversion cycle, which is influenced by seasonality and may be negatively impacted as a result of pandemics, inflationary, recessionary and other macroeconomic challenges, can have large fluctuations due to the timing of receipts from buyers and timing of disbursements to sellers. In addition, in the event a buyer defaults on payment, we may still be required to pay sellers for the inventory purchased. Our capital expenditure investments tend to be higher in the second half of the year. The impacts from changes in working capital and capital expenditures can significantly impact our cash flows and therefore, our liquidity during any period presented.

We have historically relied upon cash and cash equivalents, cash generated from operations, borrowings under credit facilities and issuance of debt for our liquidity needs. Our ability to meet our cash requirements depends on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by business, financial, economic, political, global health-related and other factors, many of which we may not be able to control or influence.

We believe our existing cash and cash equivalents, cash generated from operating activities, and amounts available to borrow under our Revolving Credit Facility will be sufficient to meet our working capital requirements for at least the next twelve

months from the issuance of our financial statements. However, there are multiple factors that could impact our cash balances in the future, including the factors described above with respect to working capital and cash conversion cycles, as well as the duration and severity of events beyond our control, such as health epidemics, including the COVID-19 pandemic, geopolitical events, including the evolving conflict in Ukraine, and economic and macroeconomic factors like labor shortages, supply chain disruptions, and inflation impacting the markets and communities in which our clients operate and the factors set forth in Part I, Item 1A: "Risk Factors" of this Annual Report on Form 10-K.

Capital Resources

In March 2021, we sold convertible senior notes ("Convertible Senior Notes") for gross proceeds of $400.0 million. The Convertible Senior Notes are senior, unsecured obligations with interest payable semi-annually in cash at a rate of 0.25% per annum in arrears on March 15 and September 15. The Convertible Senior Notes will mature on March 15, 2026, unless earlier converted, redeemed, or repurchased. The initial conversion rate is 15.6539 shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $63.88 per share of the Company's common stock and is subject to adjustment as described in the Offering Memorandum. At December 31, 2022, the balance of the Convertible Senior Notes was $392.6 million, net of unamortized debt issuance costs of $7.4 million. Accrued interest for the Convertible Senior Notes at December 31, 2022 was $0.3 million.

In conjunction with the issuance of the Convertible Senior Notes, we entered into capped call transactions to reduce the Company's exposure to additional cash payments above principal balances in the event of a cash conversion of the Convertible Senior Notes. The Company may owe additional cash or shares to the holders of the Convertible Senior Notes upon early conversion if our stock price exceeds $91.260 per share, which is subject to certain adjustments. Although the Company's incremental exposure to the additional cash payment above the principal amount of the Convertible Senior Notes is reduced by the capped calls, conversion of the Convertible Senior Notes by the holders may cause dilution to the ownership interests of existing stockholders. See Note 17 in the "Notes to Consolidated Financial Statements" for more information regarding terms and conditions of the Convertible Senior Notes and the capped call transactions.

On April 30, 2021, and in conjunction with the SpotX Acquisition, we entered into a credit agreement (the "Credit Agreement") with Goldman Sachs Bank USA as administrative and collateral agent, and other lending parties thereto for a $360.0 million seven-year senior secured term loan facility ("Term Loan B Facility") and a $52.5 million senior secured revolving credit facility (the "Revolving Credit Facility"), which was subsequently increased to $65.0 million in June 2021. Amounts outstanding under the Credit Agreement accrue interest at a rate equal to either, (1) for the Term Loan B Facility, at the Company's election, the Eurodollar Rate (as defined in the Credit Agreement) plus a margin of 5.00% per annum, or ABR (as defined in the Credit Agreement) plus a margin of 4.00%, and (2) for the Revolving Credit Facility, at the Company's election, the Eurodollar Rate plus a margin of 4.25% to 4.75%, or ABR plus a margin of 3.25% to 3.75%, in each case, depending on the Company's first lien net leverage ratio. As part of the Term Loan B Facility, the Company received $325 million in proceeds, net of discounts and fees, which were used to finance the SpotX Acquisition and related transactions and for general corporate purposes. At December 31, 2022, amounts available under the Revolving Credit Facility were $59.7 million, net of letters of credit outstanding in the amount of $5.3 million. Accrued interest for the Term Loan B Facility at December 31, 2022 was $0.8 million.

In December 2021, the Board of Directors approved a repurchase program (the "2021 Repurchase Plan"), under which the Company was authorized to purchase up to $50.0 million of its common stock from December 10, 2021 through December 10, 2022. In November 2022, the Board of Directors approved an extension of the repurchase program through December 15, 2023. Approximately $28.3 million remained available for purchase under this repurchase program as of December 31, 2022. In February 2023, our Board of Directors approved a repurchase plan (the "2023 Repurchase Plan"), pursuant to which the Company is authorized to purchase up to an aggregate of $75.0 million of common stock or Convertible Senior Notes through February 16, 2025. The 2023 Repurchase Plan replaces the 2021 Repurchase Plan. The repurchase program allows the Company to repurchase its common stock or Convertible Senior Notes using open market stock purchases, privately negotiated transactions, block trades or other means in accordance with U.S. securities laws.

In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by incurring indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors.

An inability to raise additional capital could adversely affect our ability to achieve our business objectives. In addition, if our operating performance during the next twelve months is below our expectations, our liquidity and ability to operate our business could be adversely affected.

Our cash and cash equivalents balance is affected by our results of operations, the timing of capital expenditures which are typically greater in the second half of the year, and by changes in our working capital, particularly changes in accounts receivable and accounts payable. The timing of cash receipts from buyers and payments to sellers can significantly impact our cash flows from

operating activities and our liquidity for, and within, any period presented. Our collection and payment cycle can vary from period to period depending upon various circumstances, including seasonality, and may be negatively impacted as a result of COVID-19.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Cash flows provided by (used in) operating activities .... $	192,550	$ 126,589	$ (12,065)
Cash flows provided by (used in) investing activities............................	(65,152)	(690,997)	32,636
Cash flows provided by (used in) financing activities	(30,172)	678,053	7,354
Effects of exchange rate changes on cash, cash equivalents and restricted cash..	(1,417)	(683)	918
Change in cash, cash equivalents and restricted cash............................. $	95,809	$ 112,962	$ 28,843

Operating Activities

Our cash flows from operating activities are primarily driven by revenue from transactions of advertising on our platform, offset by the cash costs of operations, and are significantly influenced by the timing of and fluctuations in receipts from buyers and related payments to sellers. Our future cash flows will be diminished if we cannot increase our revenue levels and manage costs appropriately.

During the year ended December 31, 2022, net cash provided by operating activities was $192.6 million, compared to net cash provided by operating activities of $126.6 million during the year ended December 31, 2021 and net cash used in operating activities of $12.1 million during the year ended December 31, 2020. Our operating activities included net loss of $130.3 million, net income of $0.1 million, and net loss of $53.4 million for the years ended December 31, 2022 and 2021, and 2020, respectively, which were offset by non-cash adjustments of $282.4 million, $94.6 million, and $76.4 million, respectively. Net changes in our working capital resulted in increases of $40.4 million and $31.9 million in cash provided by operating activities in 2022 and 2021, respectively, and resulted in decreases of $35.1 million in cash provided by operating activities in 2020. The net changes in working capital for all periods presented are primarily due to the timing of cash receipts from buyers and the timing of payments to sellers.

We believe that cash flows from operations will continue to fluctuate, but in general will increase over time as our business continues to grow.

Investing Activities

Our primary investing activities have consisted of acquisitions of businesses, purchases of property and equipment, capital expenditures in support of creating and enhancing our technology infrastructure, and investments in, and maturities of, available-for-sale securities. Purchases of property and equipment and investments in internal use software development may vary from period-to-period due to the timing of the expansion of our operations, changes to headcount, and the cycles of our internal use software development. We anticipate investment in internal use software development and purchases of property and equipment to decrease in 2023 compared to 2022. Historically, a majority of our purchases in property and equipment have occurred in the latter half of the year in preparation for the peak volumes of the fourth quarter and early in the first quarter of the following year, however, in 2023 we expect these investments to occur more evenly throughout the year.

During the year ended December 31, 2022, net cash used by investing activities was $65.2 million, compared to net cash used by investing activities of $691.0 million during the year ended December 31, 2021 and net cash provided by investing activities of $32.6 million during the year ended December 31, 2020. During the year ended December 31, 2022, 2021, and 2020, we used cash for purchases of property and equipment of $30.8 million, $17.7 million, and $14.3 million, respectively, and used cash for investments in our internally developed software of $13.6 million, $11.4 million, and $7.7 million, respectively. During the year ended December 31, 2022, we used net cash of $20.8 million to acquire Carbon. During the year ended December 31, 2021, we used net cash of $661.9 million to acquire SpotX, SpringServe, and Nth Party. During the year ended December 31, 2020, we acquired $54.6 million cash in the Telaria Merger.

Financing Activities

Our financing activities consisted of our Convertible Senior Notes transactions, repayment of amounts borrowed under our Term Loan B Facility, transactions related to our equity plans, and stock purchases under the share repurchase plan.

During the year ended December 31, 2022, net cash used in financing activities was $30.2 million, compared to net cash provided by financing activities of $678.1 million and $7.4 million during the years ended December 31, 2021 and December 31, 2020, respectively. Cash outflows from financing activities for the year ended December 31, 2022 primarily included $15.7 million for payments related to share repurchases, $14.5 million for taxes paid related to net share settlement of stock-based awards, and $3.6 million for repayment of our Term Loan B. These outflows for the year ended December 31, 2022 were partially offset by cash proceeds from issuance of common stock under our employee stock purchase plan of $3.7 million and from stock options exercised of $2.2 million. Cash inflows from financing activities for the year ended December 31, 2021 included $400.0 million in proceeds from our Convertible Senior Notes offering, $349.2 million in net proceeds from our Term Loan B Facility, cash proceeds from stock options exercised of $9.4 million and $3.7 million cash proceeds from issuance of common stock under our employee stock purchase plan. These inflows for the year ended December 31, 2021 were partially offset by a $39.0 million payment for capped call transactions entered into in connection with the Convertible Senior Notes offering, debt issuance cost payments of $30.4 million, repurchases of $6.0 million of treasury stock in conjunction with our stock repurchase plan, $6.5 million for income tax deposits paid in respect of vesting of stock-based compensation awards that were reimbursed by the award recipients through surrender of shares, $1.8 million repayment of Term Loan B, and repayment of $0.6 million financing lease obligations. Cash inflows from financing activities for the year ended December 31, 2020 included cash proceeds from stock option exercised of $13.5 million and cash proceeds from issuance of common stock under our employee stock purchase plan of $1.7 million, partially offset by payments of $7.9 million for income tax deposits paid in respect of vesting of stock-based compensation awards that were reimbursed by the award recipients through surrender of shares.

Off-Balance Sheet Arrangements

We do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We did not have any other off-balance sheet arrangements at December 31, 2022 other than the short-term operating leases and the indemnification agreements described below, and commitments mentioned in Note 16 - Commitments and Contingencies.

Contractual Obligations and Known Future Cash Requirements

Our principal commitments consist of obligations under our Convertible Senior Notes, Term Loan B Facility, Revolving Credit Facility, leases for our various office facilities, including our corporate headquarters in New York, New York and offices in Los Angeles, California, operating lease agreements, including data centers, cloud hosting services that expire at various times through 2033, and indemnification holdback associated with acquisitions. In certain cases, the terms of the lease agreements provide for rental payments on a graduated basis.

The following table summarizes our future lease obligations, payments of principal and interest under our debt agreements, sublease income, and other future payments due under non-cancelable agreements at December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
				(in thousands)			
Lease liabilities associated with leases included Right of Use Assets as of December 31, 2022 ...	$ 25,711	$ 22,224	$ 14,466	$ 12,007	$ 7,425	$ 21,011	$ 102,844
Obligations for leases not included in Lease liabilities as of December 31, 2022	226	226	226	226	226	1,095	2,225
Convertible Senior Notes	—	—	—	400,000	—	—	400,000
Interest, Convertible Senior Notes	1,000	1,000	1,000	500	—	—	3,500
Term Loan B [(1)]	3,600	3,600	3,600	3,600	3,600	336,600	354,600
Interest, Term Loan B [(2)]	34,221	33,155	32,724	32,383	32,043	10,545	175,071
Operating sublease income	(4,925)	(4,767)	(1,751)	(260)	—	—	(11,703)
Other non-cancelable obligations..	9,453	6,859	2,070	—	—	—	18,382
Total	$ 69,286	$ 62,297	$ 52,335	$ 448,456	$ 43,294	$ 369,251	$ 1,044,919

[(1)] Includes only scheduled amortization of payments and excludes currently unknown prepayment amounts that may be required, per terms of the Credit Agreement, after the end of each fiscal year.

[(2)] Interest payments are based on an assumed rate of 9.33%, which was the rate as of December 31, 2022 for the associated Term Loan B Facility.

Obligations for leases not included in lease liabilities as of December 31, 2022 include commitments under agreements for office spaces that have not commenced as of December 31, 2022.

Payments associated with our Convertible Senior Notes and Term Loan B are based on contractual terms and intended timing of repayments of long-term debt and associated interest.

Other non-cancelable obligations include agreements in the normal course of business and purchase consideration that extend beyond a year as of December 31, 2022 and indemnification holdback obligations associated with acquisitions. Other non-cancelable obligations above excludes a variable commitment from an agreement for third-party cloud-managed services. The variable commitment begins in July 2023 and ends in June 2025. The future obligation under this agreement will be based on actual spend, as defined in the agreement, with the third-party provider from July 2022 through June 2023. We estimate the future minimum annual obligation to be approximately $50 million to $55 million in each twelve-month period (i.e., July 2023 to June 2024 and July 2024 to June 2025).

In the ordinary course of business, we enter into agreements with sellers, buyers, and other third parties pursuant to which we agree to indemnify buyers, sellers, vendors, lessors, business partners, lenders, stockholders, and other parties with respect to certain matters, including, but not limited to, losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. Generally, these indemnity and defense obligations relate to our own business operations, obligations, and acts or omissions. However, under some circumstances, we agree to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations, and acts or omissions, or the business operations, obligations, and acts or omissions of third parties. These indemnity provisions generally survive termination or expiration of the agreements in which they appear. In addition, we have entered into indemnification agreements with our directors, executive officers and certain other officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands for indemnification have been made as of December 31, 2022.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the following assumptions and estimates have the greatest potential impact on our consolidated financial statements: (i) the determination of revenue recognition as net versus gross in our revenue arrangements, (ii) the determination of amounts to capitalize and the estimated useful lives of internal-use software development costs, (iii) the recoverability of intangible assets and goodwill and the determination of the estimated useful lives of intangible assets, (iv) assumptions used in the valuation models to determine the fair value of stock options, awards with market and performance conditions and stock-based compensation expense, (v) the assumptions used in the valuation of acquired assets and liabilities in business combinations, and (vi) income taxes, including the realization of tax assets and estimates of tax liabilities. There have been no significant changes in our accounting policies or estimates from those disclosed in our audited consolidated financial statements and notes thereto for the years ended December 31, 2022, 2021 and 2020.

We believe that the accounting policies disclosed below include estimates and assumptions critical to our business and their application could have a material impact on our consolidated financial statements. In addition to these critical policies, our significant accounting policies are included within Note 2 of our "Notes to Consolidated Financial Statements" within this Annual Report on Form 10-K.

Revenue Recognition

We generate revenue from transactions where we provide a platform for the purchase and sale of digital advertising inventory. Generally, our revenue is based on a percentage of the ad spend that runs through our platform, although for certain clients or transaction types we may receive a fixed CPM for each impression sold, and for advertising campaigns that are transacted through insertion orders we earn revenue based on the full amount of ad spend that runs through our platform. We also generate revenue from the fee we charge clients for use of our Demand Manager header-bidding product, and from our SpringServe ad server product, which we acquired on July 1, 2021. Our platform dynamically connects sellers and buyers of advertising inventory in a digital marketplace. Our solution incorporates proprietary machine-learning algorithms, sophisticated data processing, high-volume storage, detailed analytics capabilities, and a distributed infrastructure. Digital advertising inventory is created when consumers access sellers' content. Sellers provide digital advertising inventory to our platform in the form of advertising requests, or ad requests. When we receive ad requests from sellers, we send bid requests to buyers, which enable buyers to bid on sellers' digital advertising inventory. Winning bids can create advertising, or paid impressions, for the seller to present to the consumer.

The total volume of spending between buyers and sellers on our platform is referred to as advertising spend. We keep a percentage of that advertising spend as a fee, and remit the remainder to the seller. The fee that we retain from the gross advertising spend on our platform is recognized as revenue. The fee earned on each transaction is based on the pre-existing agreement we have with the seller and the clearing price of the winning bid. We recognize revenue upon fulfillment of our performance obligation to a client, which occurs at the point in time an ad renders and is counted as a paid impression, subject to a contract existing with the client and a fixed or determinable transaction price. Performance obligations for all transactions are satisfied, and the corresponding revenue is recognized, at a distinct point in time. We have no arrangements with multiple performance obligations. We consider the following when determining if a contract exists (i) contract approval by all parties, (ii) identification of each party's rights regarding the goods or services to be transferred, (iii) specified payment terms, (iv) commercial substance of the contract, and (v) collectability of substantially all of the consideration is probable.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in the transaction. In determining whether we are acting as the principal or an agent, we followed the accounting guidance for principal-agent considerations. Making such determinations involves judgment and is based on an evaluation of the terms of each arrangement, none of which are considered presumptive or determinative.

For the majority of transactions on our platform, we have determined that we do not act as the principal in the purchase and sale of digital advertising inventory because we are not the primary obligor as we do not have control of the digital advertising inventory and do not set prices agreed upon within the auction marketplace, and therefore we report revenue on a net basis. However, for certain transactions related to revenue streams acquired in connection with the Telaria Merger and the SpotX Acquisition, we report revenue on a gross basis, based primarily on our determination that we act as the primary obligor in the delivery of advertising campaigns for buyers with respect to such transactions.

Internal Use Software Development Costs

We capitalize certain internal use software development costs associated with creating and enhancing internally developed software related to our technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining the software. Software development costs that do not meet the qualification for capitalization, as further discussed below, are expensed as incurred and recorded in technology and development expenses in the results of operations.

Software development activities generally consist of three stages, (i) the planning stage, (ii) the application and infrastructure development stage, and (iii) the post implementation stage. Costs incurred in the planning and post implementation stages of software development, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. We capitalize costs associated with software developed for internal use when the planning stage is completed, management has authorized further funding for the completion of the project, and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. There is judgment involved in estimating the stage of development as well as estimating time allocated to a particular project. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

We amortize internal use software development costs using a straight-line method over a three year estimated useful life, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived. We determined the life of internal use software based on historical software upgrades and replacement.

On an ongoing basis, we assess if the estimated remaining useful lives of capitalized projects continue to be reasonable based on the remaining expected benefit and usage. If the remaining useful life of a capitalized project is revised, it is accounted for as a change in estimate and the remaining unamortized cost of the underlying asset is amortized prospectively over the updated remaining useful life. During the fourth quarter of 2022, we accelerated the remaining useful lives of certain capitalized internal use software projects due to the integration of our legacy CTV platforms, which resulted in approximately $0.7 million of incremental amortization expense during the year.

We also evaluate internal use software for abandonment and use that as a significant indicator for impairment on a quarterly basis.

Valuation of Goodwill and Intangibles

The valuation of assets acquired in a business combination and asset impairment reviews require the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired, liabilities assumed, and any noncontrolling interest in an acquired business to properly allocate purchase price consideration between assets that are depreciated or amortized and goodwill.

On an ongoing basis, we assess if the estimated remaining useful lives of acquired intangible assets continue to be reasonable based on the remaining expected benefit and usage. If the remaining useful life of an intangible is revised, it is accounted for as a change in estimate and the remaining unamortized cost of the underlying asset is amortized prospectively over the updated remaining useful life. During the fourth quarter of 2022, we accelerated the remaining useful lives of certain acquired intangible assets due to the integration of our legacy CTV platforms, which resulted in around $34.7 million of incremental amortization expense during the year.

Long-lived assets, including property and equipment, long-term prepayments, and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. An impairment loss would be recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value.

We evaluate goodwill annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In accordance with guidance related to impairment testing, we have the option to first assess qualitative factors to determine whether or not it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment option is not elected, or if the qualitative assessment indicates that it is more likely than not that the fair value is less than its carrying amount, a quantitative analysis is then performed. The quantitative analysis, if performed, compares the estimated fair value of the Company with its respective carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, including goodwill, goodwill is considered not to be impaired and no additional steps are necessary. If the fair value is less than the carrying amount, including goodwill, then an impairment adjustment must be recorded up to the carrying amount of goodwill.

Stock-Based Compensation

Compensation expense related to employee and non-employee stock-based awards is measured and recognized on the fair value of the awards granted. We have granted awards to employees that vest based solely on continued service, or service conditions, awards that vest based on the achievement of performance targets, or performance conditions, and awards that vest based on our stock price exceeding a peer index, or market conditions. The fair value of each option award containing service and/or performance conditions is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of awards containing market conditions is estimated using a Monte-Carlo lattice model. For service condition awards, stock-based compensation expense is recognized on a straight-line basis over the requisite service periods of the awards, which is generally four years. For performance condition and market condition awards, stock-based compensation expense is recognized using a graded vesting model over the requisite service period of the awards. For market condition awards, expense recognized is not subsequently reversed if the market conditions are not achieved.

Determining the fair value of stock-based awards at the grant date requires judgment. Our use of the Black-Scholes option-pricing model and Monte-Carlo lattice model requires the input of subjective assumptions such as the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, the expected dividend yield of our common stock, and the fair value of our common stock. The assumptions used in our valuation models represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price of a business combination, which is the sum of the consideration provided, which may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies.

When we issue stock-based or cash awards to an acquired company's stockholders, we evaluate whether the awards are contingent consideration or compensation for post-business combination services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

We estimate the fair value of intangible assets acquired generally using a discounted cash flow approach, which includes an analysis of the future cash flows expected to be generated by the asset and the risk associated with achieving these cash flows. The key assumptions used in the discounted cash flow model include the discount rate that is applied to the forecasted future cash flows to calculate the present value of those cash flows and the estimate of future cash flows attributable to the acquired intangible asset,

which include revenue, expenses and taxes. The carrying value of acquired working capital assets and liabilities approximates its fair value, given the short-term nature of these assets and liabilities.

Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves as facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes and the effective tax rate in the period in which such determination is made.

The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate as well as the related net interest and penalties. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Services ("IRS") and other tax authorities which may assert assessments against us. We regularly assess the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of our provision for income taxes.

Recently Issued Accounting Pronouncements

The information set forth under Note 2 to our "Notes to Consolidated Financial Statements" under the caption "Organization and Summary of Significant Accounting Policies" is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We have operations both in the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange, and inflation risks. The risks below may be further exacerbated by the effects of the COVID-19 pandemic on global macroeconomic and market conditions.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash and money market funds, but may from time to time also include commercial paper, with original maturities of three months or less. Our investments may consist of repurchase agreements, U.S. government agency debt, and U.S. treasury debt. The primary objective of our investment activities is to preserve the value of our cash without significantly increasing risk. Because our cash, cash equivalents, and investments have a short maturity, our portfolio's fair value is relatively insensitive to interest rate changes, however, interest income earned will vary as interest rates change.

We do not have economic interest rate expense exposure on our Convertible Senior Notes due to their fixed interest rate nature. The amount paid upon redemption is not based on changes in any index or changing market rates. It is fixed at 100% of the principal amount of the Convertible Senior Notes plus unpaid interest. Since the Convertible Senior Notes bear fixed rate coupon, we are not exposed to interest rate risk on those notes, however, the fair value of those notes will change as market interest rates change.

We have a Term Loan B Facility under the Credit Agreement which bears a floating rate of interest that resets periodically, subject to a 0.75% floor on that floating rate, according to the terms of the agreement. Our financial results have been exposed to changes in the underlying base interest rate on that debt because the underlying base interest rate has now reset above the floor on such underlying interest rate. The fair value of Term Loan B Facility may fluctuate when the underlying base interest rate fluctuates below the floor or when the rate of return demanded by our loan investors increases relative to when the loans were issued. As of December 31, 2022, the Company had no outstanding borrowings under the Revolving Credit Facility. Should the company borrow under the Revolving Credit Facility at any point in the future, any associated borrowings would have a floating underlying base rate of interest that would expose the Company to interest rate risk.

We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. The annualized impact to interest expense for each 100 basis points increase above the LIBOR Floor on our Term Loan B Facility is approximately $3.5 million. The actual impact to our financial results of the same increase in interest rates is expected to be lower than $3.5 million depending on the timing and magnitude of such rate changes relative to our LIBOR Floor, and will be partially offset by higher interest income earned on our cash and cash equivalent balances over the same period. In future periods, we will continue to evaluate our investment opportunities and policy relative to our overall objectives. With regard to all debt currently outstanding, the company is potentially exposed to refinancing risk, should the Company seek to refinance existing debt or raise new debt in the future, and the prevailing cost or terms for that debt differs from terms in our current debt agreements.

Foreign Currency Exchange Risk

As a U.S. based company that does business around the globe, we have foreign currency risks related to our revenue and expenses denominated in currencies other than the U.S. Dollar, principally the British Pound, Australian Dollar, Canadian Dollar and Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. In the event our non-U.S. Dollar denominated revenue and expenses increase, or the volatility of the foreign currencies that we transact in increases, our operating results may be more greatly affected by fluctuations in the exchange rates of those foreign currencies. In addition, we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains and losses related to translating certain cash balances, trade accounts receivable and payable balances and intercompany balances that are denominated in currencies other than the U.S. Dollar. The effect of an immediate 10% adverse change in foreign exchange rates on foreign currency-denominated monetary assets and liabilities at December 31, 2022 and December 31, 2021, including intercompany balances, would result in a foreign currency loss of approximately $10.5 million and $6.2 million, respectively. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

We do not believe that cost inflation has had a material effect on our business, financial condition, or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations. This risk of cost inflation is distinct from the risk that inflation throughout the broader economy could lead to reduced ad spend and indirectly harm our business, financial condition, and results of operations. For a discussion of the indirect results of inflation on our business, see "Impact of COVID-19 Pandemic and Other Macroeconomic Developments."

Item 8. Financial Statements and Supplementary Data

MAGNITE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Magnite, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Magnite, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue — Highly Automated Systems to Process and Record Revenue - Refer to Note 4 to the financial statements.

Critical Audit Matter Description

The Company's revenues consist of transaction-based fees and is made up of a significant volume of low-dollar transactions, sourced from multiple systems, databases, and other tools. Due to the fact that revenue transactions do not consist of the transfer of physical goods, but are derived from the purchase and sale of digital advertising inventory through their platforms, the processing and recording of revenue is highly automated and is based on contractual terms with advertisers and publishers. Because of the nature of the Company's transaction-based fees, the Company uses automated systems to process and record its revenue transactions.

We identified revenue as a critical audit matter because the of the information technology (IT)-dependent nature of the Company's revenue stream and the significant audit effort required in performing our audit procedures, including involvement of professionals with expertise in IT to identify, test, and evaluate the Company's systems, software applications, and automated controls related to the revenue cycle.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's systems to process revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:
  - Identified the significant systems used to process revenue transactions and tested the design, implementation, effectiveness of general IT controls over the systems, including testing of user access controls, change management controls, and IT operations controls.
  - We tested the design, implementation, and operating effectiveness of system interface controls and automated controls within the revenue process, as well as controls designed to ensure the accuracy and completeness of revenue.
  - For the relevant platform systems, in order to test that transactions are being processed and recorded completely and accurately, we independently created test impressions and traced such impressions through the systems to final output for financial reporting.
- We tested the design, implementation, and operating effectiveness of controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company's general ledger.
- We evaluated recorded revenue and revenue trends and used data analytics to analyze transactional revenue data.
- We tested revenue through the use of technology-based data analysis tools, to inspect journal entries to:
  - Identify significant relationships in the revenue population and
  - Sufficiently understand significant relationships and related accounts affecting revenue
- We performed audit procedures on those related accounts determined to have a significant relationship with revenue. Such procedures included sending confirmations to customers for a selection of accounts receivable and tracing cash receipts received after year end back to accounts receivable as of the balance sheet date. We also performed a combination of audit procedures on publisher payables, which included subsequent disbursements testing, recalculation of publisher payable amounts, and substantive analytical procedures.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 22, 2023

We have served as the Company's auditor since 2018.

MAGNITE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par values)

		December 31, 2022		December 31, 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	326,254	$	230,401
Accounts receivable, net		976,506		927,781
Prepaid expenses and other current assets		23,501		19,934
TOTAL CURRENT ASSETS		1,326,261		1,178,116
Property and equipment, net		44,969		34,067
Right of use lease asset		78,211		76,986
Internal use software development costs, net		23,671		20,093
Intangible assets, net		253,501		426,615
Goodwill		978,217		969,873
Other assets, non-current		7,383		6,862
TOTAL ASSETS	$	2,712,213	$	2,712,612
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	1,094,321	$	1,000,956
Lease liabilities - current portion		21,172		19,142
Debt, current		3,600		3,600
Other current liabilities		5,939		5,697
TOTAL CURRENT LIABILITIES		1,125,032		1,029,395
Debt, non-current, net of debt issuance costs		722,757		720,023
Lease liabilities, non-current		66,331		66,487
Deferred tax liability, net		5,072		13,303
Other liabilities, non-current		1,723		2,647
TOTAL LIABILITIES		1,920,915		1,831,855
Commitments and contingencies (Note 16)				
STOCKHOLDERS' EQUITY				
Preferred stock, $0.00001 par value, 10,000 shares authorized at December 31, 2022 and December 31, 2021; 0 shares issued and outstanding at December 31, 2022 and December 31, 2021		—		—
Common stock, $0.00001 par value; 500,000 shares authorized; 134,006 and 132,553 shares issued at December 31, 2022 and December 31, 2021, respectively, and 134,006 and 132,204 shares outstanding at December 31, 2022 and December 31, 2021, respectively		2		2
Additional paid-in capital		1,319,221		1,282,589
Accumulated other comprehensive loss		(3,151)		(1,376)
Treasury stock at cost, 0 and 349 shares outstanding at December 31, 2022 and December 31, 2021, respectively		—		(6,007)
Accumulated deficit		(524,774)		(394,451)
TOTAL STOCKHOLDERS' EQUITY		791,298		880,757
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,712,213	$	2,712,612

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAGNITE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Revenue	$ 577,069	$ 468,413	$ 221,628
Expenses:			
Cost of revenue	307,165	201,662	77,747
Sales and marketing	200,081	170,406	76,030
Technology and development	93,757	74,449	51,546
General and administrative	81,382	64,789	52,987
Merger, acquisition, and restructuring costs	7,468	38,177	17,552
Total expenses	689,853	549,483	275,862
Loss from operations	(112,784)	(81,070)	(54,234)
Other (income) expense:			
Interest (income) expense, net	29,260	19,848	(50)
Other income	(5,318)	(4,450)	(3,665)
Foreign exchange (gain) loss, net	(1,129)	(1,480)	2,220
Total other (income) expense, net	22,813	13,918	(1,495)
Loss before income taxes	(135,597)	(94,988)	(52,739)
Provision (benefit) for income taxes	(5,274)	(95,053)	693
Net income (loss)	$ (130,323)	$ 65	$ (53,432)
Net income (loss) per share:			
Basic	$ (0.98)	$ —	$ (0.55)
Diluted	$ (0.98)	$ —	$ (0.55)
Weighted average shares used to compute net income (loss) per share:			
Basic	132,887	126,294	96,700
Diluted	132,887	136,261	96,700

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAGNITE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Net income (loss)	$ (130,323)	$ 65	$ (53,432)
Other comprehensive loss:			
Foreign currency translation adjustments	(1,775)	(419)	(912)
Other comprehensive loss	(1,775)	(419)	(912)
Comprehensive loss	$ (132,098)	$ (354)	$ (54,344)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAGNITE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2019	53,888	$ 1	$ 453,064	$ (45)	$ (341,084)	—	$ —	$ 111,936
Exercise of common stock options	3,359	—	13,548	—	—	—	—	13,548
Issuance of common stock related to employee stock purchase plan	381	—	1,660	—	—	—	—	1,660
Issuance of common stock related to RSU vesting	5,126	—	—	—	—	—	—	—
Shares withheld related to net share settlement	(824)	—	(7,854)	—	—	—	—	(7,854)
Issuance of common stock associated with the Telaria Merger	52,099	1	275,772	—	—	—	—	275,773
Exchange of stock options and RSU related to Telaria Merger	—	—	11,646	—	—	—	—	11,646
Stock-based compensation	—	—	29,248	—	—	—	—	29,248
Other comprehensive loss	—	—	—	(912)	—	—	—	(912)
Net loss	—	—	—	—	(53,432)	—	—	(53,432)
Balance at December 31, 2020	114,029	2	777,084	(957)	(394,516)	—	—	381,613
Exercise of common stock options	1,560	—	9,425	—	—	—	—	9,425
Issuance of common stock related to employee stock purchase plan	255	—	3,714	—	—	—	—	3,714
Issuance of common stock related to RSU vesting	4,624	—	—	—	—	—	—	—
Shares withheld related to net share settlement	(289)	—	(6,496)	—	—	—	—	(6,496)
Issuance of common stock associated with SpotX Acquisition	12,374	—	495,591	—	—	—	—	495,591
Purchase of treasury stock	—	—	—	—	—	(349)	(6,007)	(6,007)
Capped call options	—	—	(38,960)	—	—	—	—	(38,960)
Stock-based compensation	—	—	42,231	—	—	—	—	42,231
Other comprehensive loss	—	—	—	(419)	—	—	—	(419)
Net income	—	—	—	—	65	—	—	65
Balance at December 31, 2021	132,553	2	1,282,589	(1,376)	(394,451)	(349)	(6,007)	880,757
Exercise of common stock options	613	—	2,234	—	—	—	—	2,234
Issuance of common stock related to employee stock purchase plan	426	—	3,744	—	—	—	—	3,744
Issuance of common stock related to RSU vesting	3,276	—	—	—	—	—	—	—
Shares withheld related to net share settlement	(1,270)	—	(14,498)	—	—	—	—	(14,498)
Purchase of treasury stock	—	—	—	—	—	(1,243)	(15,663)	(15,663)
Retirement of common stock	(1,592)	—	(21,670)	—	—	1,592	21,670	—
Stock-based compensation	—	—	66,822	—	—	—	—	66,822
Other comprehensive loss	—	—	—	(1,775)	—	—	—	(1,775)
Net loss	—	—	—	—	(130,323)	—	—	(130,323)
Balance at December 31, 2022	134,006	$ 2	$ 1,319,221	$ (3,151)	$ (524,774)	—	$ —	$ 791,298

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAGNITE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
OPERATING ACTIVITIES:			
Net income (loss)	$ (130,323)	$ 65	$ (53,432)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	216,052	146,886	49,248
Stock-based compensation	64,118	40,735	28,491
Impairment of intangible assets	3,320	—	—
(Gain) loss on disposal of property and equipment	(86)	130	(22)
Provision for doubtful accounts	(163)	49	(138)
Amortization of debt discount and issuance costs	6,785	4,925	—
Non-cash lease expense	1,485	(350)	(784)
Deferred income taxes	(8,802)	(98,770)	789
Unrealized foreign currency gains, net	(271)	(2,259)	(1,161)
Other items, net	—	3,292	—
Changes in operating assets and liabilities, net of effect of business acquisitions:			
Accounts receivable	(46,325)	(254,368)	(103,836)
Prepaid expenses and other assets	(4,228)	1,324	(10,095)
Accounts payable and accrued expenses	91,377	284,905	75,064
Other liabilities	(389)	25	3,811
Net cash provided by (used in) operating activities	192,550	126,589	(12,065)
INVESTING ACTIVITIES:			
Purchases of property and equipment	(30,815)	(17,697)	(14,292)
Capitalized internal use software development costs	(13,582)	(11,431)	(7,667)
Mergers and acquisitions, net of cash acquired and indemnification claims holdback	(20,755)	(661,869)	54,595
Net cash provided by (used in) investing activities	(65,152)	(690,997)	32,636
FINANCING ACTIVITIES:			
Proceeds from Convertible Senior Notes offering	—	400,000	—
Proceeds from issuance of debt, net of debt discount	—	349,200	—
Payment for capped call options	—	(38,960)	—
Payment for debt issuance costs	—	(30,378)	—
Proceeds from exercise of stock options	2,234	9,425	13,548
Proceeds from issuance of common stock under employee stock purchase plan	3,744	3,714	1,660
Repayment of debt	(3,600)	(1,800)	—
Repayment of financing lease	(807)	(645)	—
Purchase of treasury stock	(15,663)	(6,007)	—
Taxes paid related to net share settlement	(14,498)	(6,496)	(7,854)
Payment of indemnification claims holdback	(1,582)	—	—
Net cash provided by (used in) financing activities	(30,172)	678,053	7,354
EFFECT OF EXCHANGE RATE CHANGES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,417)	(683)	918
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	95,809	112,962	28,843
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — Beginning of period	230,693	117,731	88,888
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — End of period	$ 326,502	$ 230,693	$ 117,731

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAGNITE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)
(In thousands)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO CONSOLIDATED BALANCE SHEETS:			
Cash and cash equivalents	$ 326,254	$ 230,401	$ 117,676
Restricted cash included in prepaid expenses and other current assets	248	240	—
Restricted cash included in other assets, non-current	—	52	55
Total cash, cash equivalents and restricted cash	$ 326,502	$ 230,693	$ 117,731
SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:			
Cash paid for income taxes	$ 4,932	$ 2,141	$ 1,614
Cash paid for interest	$ 26,320	$ 12,908	$ 101
Capitalized assets financed by accounts payable and accrued expenses	$ 1,295	$ 2,171	$ 42
Capitalized stock-based compensation	$ 2,704	$ 1,496	$ 757
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 20,131	$ 42,013	$ 2,036
Purchase consideration - indemnification claims holdback	$ 2,293	$ 1,602	$ —
Common stock and options issued for mergers and acquisitions	$ —	$ 495,591	$ 287,418
Debt discount, non-cash	$ —	$ 10,800	$ —

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAGNITE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations

Company Overview

Magnite, Inc. ("Magnite" or the "Company"), formerly known as The Rubicon Project, Inc., was formed in Delaware and began operations on April 20, 2007. On April 1, 2020, Magnite completed a stock-for-stock merger with Telaria, Inc., ("Telaria" and such merger the "Telaria Merger"), a leading sell side advertising platform and provider of connected television ("CTV") technology. On April 30, 2021, the Company completed its acquisition of SpotX, Inc. ("SpotX" and such acquisition the "SpotX Acquisition"), a leading CTV and video advertising platform. On July 1, 2021, the Company completed its acquisition of SpringServe, LLC ("SpringServe" and such acquisition the "SpringServe Acquisition"), a leading ad serving platform for CTV. The Company operates a sell side advertising platform that offers buyers and sellers of digital advertising a single partner for transacting globally across all channels, formats, and auction types.

On June 8, 2020, the Company voluntarily delisted its common stock from the New York Stock Exchange ("NYSE") and commenced listing on The Nasdaq Global Select Market of The Nasdaq Stock Market LLC ("Nasdaq"). On June 30, 2020, the Company changed its name from "The Rubicon Project, Inc." to "Magnite, Inc." In connection with the name change, the Company also changed its ticker symbol from "RUBI" to "MGNI." Magnite has its principal offices in New York City, Los Angeles, Denver, London, and Sydney, and additional offices in Europe, Asia, North America, and South America.

The Company provides a technology solution to automate the purchase and sale of digital advertising inventory for buyers and sellers globally, across all channels, formats and auction types. The Company's platform features applications and services for sellers of digital advertising inventory, or publishers, that own or operate websites, applications, CTV channels, and other digital media properties, to manage and monetize their inventory; applications and services for buyers, including advertisers, agencies, agency trading desks, and demand side platforms, to buy digital advertising inventory; and a transparent, independent marketplace that brings buyers and sellers together and facilitates intelligent decision making and automated transaction execution at scale. The Company's clients include many of the world's leading sellers and buyers of digital advertising inventory.

Sellers monetize their inventory through the Company's platform by seamlessly connecting to a global market of integrated buyers that transact through real-time bidding, which includes direct sale of premium inventory to a buyer, referred to as private marketplace, and open auction bidding, where buyers bid against each other in a real-time auction for the right to purchase a publisher's inventory, referred to as open marketplace. At the same time, buyers leverage the Company's platform to manage their advertising spending and reach their target audiences, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising, and access impression-level purchasing from thousands of sellers.

Note 2—Organization and Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and include the operations of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Segments

Management has determined that the Company operates as one segment. The Company's chief operating decision maker reviews financial information on an aggregated and consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and to measure the Company's performance.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed financial statements and accompanying footnotes. Due to the economic uncertainty as a result of the COVID-19 pandemic, geopolitical events, including the conflict in Ukraine, and economic and macroeconomic factors like labor shortages, supply chain disruptions, inflation, and recessionary concerns impacting the markets and communities in which the Company's clients operate, it has become more difficult to apply certain assumptions and judgments into these estimates. The extent of the impact of these factors on the Company's operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including but not limited to, the duration and how

quickly and to what extent normal economic and operating conditions can resume. During the year ended December 31, 2022, this uncertainty continued to result in a higher level of judgment related to its estimates and assumptions. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, judgments, or revise the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ materially from these estimates.

On an ongoing basis, management evaluates its estimates, primarily those related to: (i) revenue recognition criteria, including the determination of revenue reporting as net versus gross in the Company's revenue arrangements, (ii) accounts receivable and allowances for doubtful accounts, (iii) amounts capitalized and the useful lives of intangible assets, internal use software development costs, and property and equipment, (iv) valuation of long-lived assets and their recoverability, including goodwill, (v) the realization of tax assets and estimates of tax liabilities, (vi) assumptions used in valuation models to determine the fair value of stock-based awards, (vii) fair value of financial instruments, (viii) the recognition and disclosure of contingent liabilities, and (ix) the assumptions used in valuing acquired assets and assumed liabilities in business combinations.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the estimated useful lives of internal-use software development costs, assumptions used in the valuation models to determine the fair value of stock options and stock-based compensation expense, business combinations, estimated useful lives of long-lived assets, recoverability of intangible assets and goodwill, the assumptions used in the valuation of acquired assets and liabilities in business combinations, and income taxes, including the realization of tax assets and estimates of tax liabilities. require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ materially from those estimates under different assumptions or circumstances.

Revenue Recognition

The Company generates revenue from transactions where it provides a platform for the purchase and sale of digital advertising inventory. Generally, our revenue is based on a percentage of the ad spend that runs through our platform, although for certain clients or transaction types we may receive a fixed CPM for each impression sold, and for advertising campaigns that are transacted through insertion orders we earn revenue based on the full amount of ad spend that runs through our platform. The Company also generates revenue from the SpringServe ad server and Demand Manager header-bidding product, where fees are either based on the number of impressions processed or a percentage of ad spend. In addition, the Company may receive certain fixed monthly fees for the use of its platform or products. The Company's platform dynamically connects sellers and buyers of advertising inventory in a digital marketplace. The Company's solution incorporates proprietary machine-learning algorithms, sophisticated data processing, high-volume storage, detailed analytics capabilities, and a distributed infrastructure. Digital advertising inventory is created when consumers access sellers' content. Sellers provide digital advertising inventory to the Company's platform in the form of advertising requests, or ad requests. When the Company receives ad requests from sellers, it sends bid requests to buyers, which enable buyers to bid on sellers' digital advertising inventory. Winning bids can create advertising, or paid impressions, for the seller to present to the consumer.

The total volume of spending between buyers and sellers on the Company's platform is referred to as advertising spend. The Company keeps a percentage of that advertising spend as a fee, and remits the remainder to the seller. The fee that the Company retains from the gross advertising spend on its platform is recognized as revenue. The fee earned on each transaction is based on the pre-existing agreement between the Company and the seller and the clearing price of the winning bid. The Company recognizes revenue upon fulfillment of its performance obligation to a client, which occurs at the point in time an ad renders and is counted as a paid impression, subject to a contract existing with the client and a fixed or determinable transaction price. The Company does not have arrangements with multiple performance obligations. The Company considers the following when determining if a contract exists (i) contract approval by all parties, (ii) identification of each party's rights regarding the goods or services to be transferred, (iii) specified payment terms, (iv) commercial substance of the contract, and (v) collectability of substantially all of the consideration is probable.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company is acting as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. Making such determinations involves judgment and is based on an evaluation of the terms of each arrangement, none of which are considered presumptive or determinative.

Expenses

The Company classifies its expenses into the following categories:

Cost of Revenue. The Company's cost of revenue consists primarily of data center costs, bandwidth costs, ad protection costs, depreciation and maintenance expense of hardware supporting the Company's revenue-producing platform, amortization of software costs for the development of the Company's revenue-producing platform, amortization expense associated with acquired developed technologies, personnel costs, facilities-related costs, and cloud computing costs. In addition, for revenue booked on a gross basis, cost of revenue includes traffic acquisition costs. Personnel costs included in cost of revenue include salaries, bonuses, and stock-based compensation, and are primarily attributable to personnel in the Company's network operations group who support the Company's platform. The Company capitalizes costs associated with software that is developed or obtained for internal use and amortizes the costs associated with its revenue-producing platform in cost of revenue over their estimated useful lives. The Company amortizes acquired developed technologies over their estimated useful lives.

Sales and Marketing. The Company's sales and marketing expenses consist primarily of personnel costs, including salaries, bonuses, and stock-based compensation, as well as marketing expenses such as brand marketing, travel expenses, trade shows and marketing materials, professional services, and amortization expense associated with client relationships, backlog, and non-compete agreements from the Company's business acquisitions and, to a lesser extent, facilities-related costs and depreciation and amortization. The Company's sales organization focuses on increasing the adoption of the Company's solution by existing and new buyers and sellers. The Company amortizes acquired intangibles associated with client relationships and backlog from its business acquisitions over their estimated useful lives.

Technology and Development. The Company's technology and development expenses consist primarily of personnel costs, including salaries, bonuses, and stock-based compensation, and professional services associated with the ongoing development and maintenance of the Company's solution, depreciation and amortization, and, to a lesser extent, facilities-related costs. These expenses include costs incurred in the development, implementation and maintenance of internal use software, including platform and related infrastructure. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal use software development that qualifies for capitalization, which are then recorded as internal use software development costs, net on the Company's consolidated balance sheets. The Company amortizes internal use software development costs that relate to its revenue-producing activities on the Company's platform to cost of revenue and amortizes other internal use software development costs to technology and development costs or general and administrative expenses, depending on the nature of the related project. The Company amortizes acquired intangibles associated with technology and development functions from its business acquisitions over their estimated useful lives.

General and Administrative. The Company's general and administrative expenses consist primarily of personnel costs, including salaries, bonuses, and stock-based compensation, associated with the Company's executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, facilities-related costs and depreciation and amortization, and other corporate-related expenses. General and administrative expenses also include amortization of internal use software development costs and acquired intangible assets from the Company's business acquisitions over their estimated useful lives that relate to general and administrative functions.

Merger, Acquisition, and Restructuring Costs. The Company's merger, acquisition, and restructuring costs consist primarily of professional service fees associated with merger and acquisition activities, cash-based employee termination costs, related stock-based compensation charges associated with mergers, acquisitions, or restructuring activities, and other restructuring activities, including facility closures, relocation costs, and impairment costs of abandoned technology associated with restructuring activities.

Stock-Based Compensation

Compensation expense related to employee and non-employee stock-based awards is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The Company grants awards to employees that vest based solely on continued service, or service conditions, awards that vest based on the achievement of performance targets, or performance conditions, and awards that vest based on our stock price exceeding a peer index, or market conditions. The fair value of each option award containing service and/or performance conditions is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of awards containing market conditions is estimated using a Monte-Carlo lattice model. For service condition awards, stock-based compensation expense is recognized on a straight-line basis over the requisite service periods of the awards, which is generally four years. For performance condition and market condition awards, stock-based compensation expense is recognized using a graded vesting model over the requisite service period of the awards. For market condition awards, expense recognized is not subsequently reversed if the market conditions are not achieved.

The assumptions and estimates used in the Black-Scholes pricing model are as follows:

Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company's common stock as reported on the NASDAQ on the grant date.

Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the term of stock option awards.

Expected Term. For employee stock options in which the Company did not have significant history and that contain service conditions, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. For employee stock options issued in the periods in which the Company did have significant history and that contain service conditions, the expected term is determined based on historical trends. The expected term of employee stock options that contain performance conditions represents the weighted-average period that the stock options are estimated to remain outstanding.

Volatility. For grants issued in periods in which the Company did not have significant trading history for the Company's common stock, the Company determined the price volatility based on the historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the stock option grants. For grants issued in periods in which the Company has sufficient history, the computation of the expected volatility assumption is based on the historical volatility of the Company's common stock.

Dividend Yield. The dividend yield assumption is based on the Company's history and current expectations of dividend payouts. The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future, so the Company used an expected dividend yield of zero.

Determining the fair value of stock-based awards using a pricing model requires judgment. The Company's use of the Black-Scholes option-pricing model requires the input of subjective assumptions such as the expected term of the award, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used in the Company's valuation model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, the Company's stock-based compensation expense could be materially different in the future.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the Company's consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. The Company maintains a partial valuation allowance to offset its domestic net deferred tax assets due to the uncertainty of realizing future tax benefits from the net operating loss carryforwards and other deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in its income tax provision (benefit) in the consolidated statements of operations.

Capital Stock

The Company has authorized capital stock of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. The Company has issued common stock, which is included in outstanding common stock on the Company's consolidated balance sheets. During 2021 and 2022, the Company repurchased shares of common stock, which was recorded as treasury stock on the Company's consolidated balance sheets. In 2022, all repurchased shares, including any outstanding treasury stock from 2021, were subsequently retired. The Company has not issued any shares of its preferred stock subsequent to the Company's initial public offering ("IPO") and does not have any preferred stock outstanding.

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to affect the conversion of all shares granted and available for grant under the Company's stock award plans. The number of shares of the Company's stock reserved for these purposes at December 31, 2022 was 33,067,253.

The board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions.

Net Income (Loss) Per Share Attributable to Common Stockholders

Basic net income (loss) per share of common stock is calculated by dividing the net income (loss) by the weighted-average number of shares of common stock outstanding. Diluted income (loss) per share attributable to common stockholders adjusts the basic weighted-average number of shares of common stock outstanding for the effect of potentially dilutive securities during the period. Potentially dilutive securities consist of stock options, restricted stock awards, restricted stock units, potential shares issuable under the Company's Employee Stock Purchase Plan ("ESPP"), shares held in escrow, potential shares issuable as part of contingent consideration as a result of business combinations, and potential shares issuable as part of the Convertible Senior Notes. For purposes of this calculation, potentially dilutive securities are excluded from the calculation of diluted net income (loss) per share if their effect is anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net income (loss), unrealized gains (losses) on investments and foreign currency translation adjustments.

Cash and Cash Equivalents

The Company invests excess cash primarily in money market funds, corporate debt securities, and highly liquid debt instruments of the U.S. government and its agencies. The Company classifies investments held in money market funds as cash equivalents because the money market funds have weighted-average maturities at the date of purchase of less than 90 days. Investments held in U.S. government and agency bonds and corporate debt securities with stated maturities of less than one year are classified as short-term investments included in marketable securities and prepaid expenses and other current assets.

Restricted Cash

The Company classifies certain restricted cash balances within prepaid expenses and other current assets and other assets, non-current on the consolidated balance sheets based upon the term of the remaining restrictions. At December 31, 2022 and 2021, the Company had restricted cash of $0.2 million and $0.3 million, respectively.

Accounts Receivable Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, are unsecured, and do not bear interest. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current client information, subsequent collection history and other relevant data. The Company reviews the allowance for doubtful accounts on a quarterly basis. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered.

Property and Equipment, Net

Property and equipment, which includes amounts recorded under finance leases, are recorded at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. The estimated useful lives of the Company's property and equipment are as follows:

	Years
Computer equipment and network hardware	3
Furniture, fixtures and office equipment	5 to 7
Leasehold improvements	Shorter of useful life or life of lease
Network hardware under right-of-use finance arrangements	Shorter of useful life or life of lease

Repair and maintenance costs are charged to expense as incurred, while renewals and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company's results of operations.

Internal Use Software Development Costs

The Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to the Company's technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining the software. Software development costs that do not meet the qualification for capitalization, as further discussed below, are expensed as incurred and recorded in technology and development expenses in the results of operations.

Software development activities generally consist of three stages, (i) the planning stage, (ii) the application and infrastructure development stage, and (iii) the post implementation stage. Costs incurred in the planning and post implementation stages of software development, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed for internal use when the planning stage is completed, management has authorized further funding for the completion of the project, and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. Internal use software development costs are amortized using a straight-line method over the estimated useful life, which is generally three years, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived. On an ongoing basis, the Company assesses the remaining estimated useful lives of internal use software projects. If remaining useful lives are revised, the change is accounted for as a change in estimate.

The Company does not transfer ownership of its software, or lease its software, to third parties.

Capitalized Costs Incurred in Cloud Computing Arrangements

Cloud computing arrangements, such as software as a service and other hosting arrangements, are evaluated for capitalized implementation costs in a similar manner as capitalized software development costs. If a cloud computing arrangement includes a software license, the software license element of the arrangement is accounted for in a manner consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the service element of the arrangement is accounted for as a service contract. The Company capitalized certain implementation costs for its cloud computing arrangements that are service contracts, which are included in prepaid expenses and other current assets and other assets, non-current within the consolidated balance sheets. The Company amortizes capitalized implementation costs in a cloud computing arrangement over the life of the service contract, which generally is three years.

Intangible Assets

Intangible assets primarily consist of acquired developed technology, client relationships, and non-compete agreements resulting from business combinations, which are recorded at acquisition-date fair value, less accumulated amortization. The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives using a straight-line method, which approximates the pattern in which the economic benefits are consumed.

The Company's intangible assets are being amortized over their estimated useful lives as follows:

	Years
Developed technology	5
In-process research and development	3 to 5
Customer relationships	0.5 to 4
Backlog	0.75
Non-compete agreements	1 to 2
Other intangible assets	0.25 to 1.5

On an ongoing basis, the Company assesses the remaining estimated useful lives of intangible assets. If remaining useful lives are revised, the change is accounted for as a change in estimate.

Intangible assets are reviewed for impairment indicators at least annually and whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For intangible assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. The Company measures the impairment loss based on the difference between the carrying amount and estimated fair value.

Impairment of Long-Lived Assets including Internal Use Capitalized Software Costs

The Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in circumstances may include: a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of the asset group can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the asset group exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying amount exceeds estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment.

Business Combinations

The results of businesses acquired in a business combination are included in the Company's consolidated financial statements from the date of acquisition. The Company allocates the purchase price of a business combination, which is the sum of the consideration provided, which may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies.

When the Company issues stock-based or cash awards to an acquired company's stockholders, the Company evaluates whether the awards are contingent consideration or compensation for post-business combination services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

The Company estimates the fair value of intangible assets acquired generally using a discounted cash flow approach, which includes an analysis of the future cash flows expected to be generated by the asset and the risk associated with achieving these cash flows. The key assumptions used in the discounted cash flow model include the discount rate that is applied to the forecasted future cash flows to calculate the present value of those cash flows and the estimate of future cash flows attributable to the acquired intangible asset, which include revenue, expenses and taxes. The carrying value of acquired working capital assets and liabilities approximates its fair value, given the short-term nature of these assets and liabilities.

Acquisition-related transaction costs are not included as a component of consideration transferred, but are accounted for as an expense in the period in which the costs are incurred.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to impairment testing conducted annually during the fourth quarter or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

In accordance with guidance related to impairment testing, the Company has the option to first assess qualitative factors to determine whether or not it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment option is not elected, or if the qualitative assessment indicates that it is more likely than not that the fair value is less than its carrying amount, a quantitative analysis is then performed. The quantitative analysis, if performed, compares the estimated fair value of the Company with its respective carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, including goodwill, goodwill is considered not to be impaired and no additional steps are necessary. If the fair value is less than the carrying amount, including goodwill, then an impairment adjustment must be recorded up to the carrying amount of goodwill.

The Company operates as a single operating segment and has identified a single reporting unit.

Operating and Finance Leases

The Company determines if an arrangement is a lease at inception. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company's classes of assets that are leased include office facilities, data centers, and equipment. The Company has elected not to recognize short-term leases on the balance sheet, nor separate lease and non-lease components for data center leases. In addition, the Company utilized the portfolio approach to group leases with similar characteristics together.

 For identified leases, the Company used its incremental borrowing rate to discount the related future payment obligations, which represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The Company records rent expense for operating leases, including leases of office locations, data centers, and equipment, on a straight-line basis over the lease term. The straight-line calculation of rent expense includes rent escalations on certain leases, as well as lease incentives provided by the landlords, including payments for leasehold improvements and rent-free periods. The Company begins recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. Lease liability, which represents the present value of the Company's obligation related to the estimated future lease payments, is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets. These liability balances are reduced as lease related payments are made. For operating leases, the right of use ("ROU") asset is amortized on a periodic basis over the expected term of the lease (see Note 15). Finance leases are included in property and equipment, net on the consolidated balance sheets.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable, accrued expenses, and seller payables approximate fair value due to the short-term nature of these instruments. Certain assets of the Company are recorded at their fair value, using the fair value hierarchy, on a recurring basis, and other assets and liabilities, including goodwill and intangible assets are subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review (see Note 5).

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents maintained with financial institutions exceed applicable federally insured limits.

Accounts receivable include amounts due from buyers with principal operations primarily in the United States. The Company performs ongoing credit evaluations of its buyers.

At December 31, 2022, two buyers accounted for 45% and 9%, respectively, of consolidated accounts receivable. At December 31, 2021, two buyers accounted for 44% and 10%, respectively, of accounts receivable.

The Company recognizes revenue from its contracts with sellers. No seller of advertising inventory accounted for 10% or more of revenue during the years ended December 31, 2022, 2021, and 2020.

At December 31, 2022, one seller of advertising inventory accounted for 28% of accounts payable and at December 31, 2021, one seller of advertising inventory accounted for 21% of accounts payable.

Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated into the functional currency of the applicable entity at the rates of exchange in effect at the date of the transaction. Foreign exchange gains or losses are included in foreign exchange (gain) loss, net in the accompanying consolidated statements of operations. To the extent that the functional currency is different from the U.S. Dollar, the financial statements have then been translated into U.S. Dollars using period-end exchange rates for assets and liabilities and average exchange rates for the results of operations. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) on the consolidated balance sheets.

Recently Adopted Accounting Standards

In July 2021, the FASB issued Update No. 2021-05, Leases (Topic 842)—*Lessors – Certain Leases with Variable Lease Payments* ("ASU 2021-05"). ASU 2021-05 requires a lessor to classify a lease with variable lease payments that do not depend on an index or rate as an operating lease if specified criteria are met. The Company adopted ASU 2021-05 on January 1, 2022 on a prospective basis, which did not have a material impact on the Company's consolidated financial statements and related disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) – *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). ASU 2021-08 requires the recognition and measurement of contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, *Revenue from Contracts with Customers*. Considerations to determine the amount of contract assets and contract liabilities to record at the acquisition date include the terms of the acquired contract, such as timing of payment, identification of each performance obligation in the contract and allocation of the contract transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception. ASU 2021-08 is effective for the Company beginning in the first quarter of 2023. The Company will adopt this standard prospectively and apply the guidance to future acquisitions, if any.

The Company does not believe there are any other recently issued and effective or not yet effective pronouncements that would have or are expected to have a material impact on the Company's present or future consolidated financial statements.

Note 3—Net Income (Loss) Per Share

The following table presents the basic and diluted net income (loss) per share:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands, except per share amounts)		
Basic Income (Loss) Per Share:			
Net income (loss)	$ (130,323)	$ 65	$ (53,432)
Weighted-average common shares outstanding	132,887	126,294	96,700
Weighted-average unvested restricted shares	—	—	—
Weighted-average common shares outstanding used to compute net income (loss) per share	132,887	126,294	96,700
Basic net income (loss) per share	$ (0.98)	$ —	$ (0.55)
Diluted Income (Loss) Per Share:			
Net income (loss)	$ (130,323)	$ 65	$ (53,432)
Denominator adjustment:			
Weighted-average common shares used in basic EPS	132,887	126,294	96,700
Dilutive effect of weighted-average restricted stock units	—	5,294	—
Dilutive effect of weighted-average common stock options	—	4,435	—
Dilutive effect of weighted-average performance stock units	—	197	—
Dilutive effect of weighted-average ESPP shares	—	41	—
Weighted-average shares used to compute diluted net income (loss) per share	132,887	136,261	96,700
Diluted net income (loss) per share	$ (0.98)	$ —	$ (0.55)

The following weighted-average shares have been excluded from the calculation of diluted net income (loss) per share attributable to common stockholders for each period presented because they are anti-dilutive:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Unvested restricted stock units	1,506	—	4,713
Options to purchase common stock	1,864	—	2,317
Unvested performance awards	124	—	40
ESPP shares	18	—	50
Convertible Senior Notes	6,262	4,940	—
Total shares excluded from net income (loss) per share	9,774	4,940	7,120

For the years ended December 31, 2022 and December 31, 2020, the Company excluded outstanding performance stock units from the calculation of diluted net loss per share because they were anti-dilutive. As of December 31, 2022, the performance stock units granted during April 2020, April 2021, August 2021, and February 2022 had expected achievement levels of 116%, 0%, 0%, and 81%, respectively. As of December 31, 2020, the performance stock units granted during April 2020 had expected achievement level of 150%.

As of December 31, 2021, the Company included outstanding performance stock units in the calculation of diluted net income per share. As of December 31, 2021, the performance stock units granted during April 2020, April 2021, and August 2021 had expected achievement levels of 150%, 0%, and 0%, respectively.

Refer to Note 12 —"Stock-Based Compensation" for additional information related to performance stock units.

For the years ended December 31, 2022 and December 31, 2021, shares that would be issuable assuming conversion of all of the Convertible Senior Notes (as defined in Note 17) were excluded from the calculation of diluted loss per share because they were anti-dilutive. Diluted earnings per share for the Convertible Senior Notes is calculated under the if-converted method in accordance with ASC 260, *Earnings Per Share*. The Convertible Senior Notes have an initial conversion rate of 15.6539 shares of common stock per $1,000 principal amount of the Convertible Senior Notes, which will be subject to anti-dilution adjustments in certain circumstances. As of December 31, 2022 and 2021, the number of shares that would be issuable assuming conversion of all of the Convertible Senior Notes is approximately 6,261,560. Refer to Note 17—"Debt" for additional information related to accounting for Convertible Senior Notes issued and associated Capped Call Transactions.

Note 4—Revenues

For the majority of transactions on the Company's platform, the Company reports revenue on a net basis as it does not act as the principal in the purchase and sale of digital advertising inventory because it does not have control of the digital advertising inventory and does not set prices agreed upon within the auction marketplace. For certain advertising campaigns that are transacted through insertion orders, the Company reports revenue on a gross basis, based primarily on its determination that the Company acts as the primary obligor in the delivery of advertising campaigns for buyers with respect to such transactions. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The following table presents our revenue recognized on a net basis and on a gross basis for the years ended December 31, 2022, 2021, and 2020:

	Year Ended					
	December 31, 2022		December 31, 2021		December 31, 2020	
	(in thousands, except percentages)					
Revenue:						
Net basis	$ 475,633	82 %	$ 389,358	83 %	$ 218,222	98 %
Gross basis	101,436	18	79,055	17	3,406	2
Total	$ 577,069	100 %	$ 468,413	100 %	$ 221,628	100 %

The following table presents our revenue by channel for the years ended December 31, 2022, 2021, 2020:

| | Year Ended | | | | | |
| | December 31, 2022 | | December 31, 2021 | | December 31, 2020 | |
	(in thousands, except percentages)					
Channel:						
CTV	$ 268,572	47 %	$ 185,254	40 %	$ 34,319	15 %
Mobile	192,803	33	164,977	35	108,353	49
Desktop	115,694	20	118,182	25	78,956	36
Total	$ 577,069	100 %	$ 468,413	100 %	$ 221,628	100 %

The following table presents the Company's revenue disaggregated by geographic location, based on the location of the Company's sellers:

| | Year Ended | | |
| | December 31, 2022 | December 31, 2021 | December 31, 2020 |
	(in thousands)		
United States	$ 447,634	$ 365,161	$ 161,570
International	129,435	103,252	60,058
Total	$ 577,069	$ 468,413	$ 221,628

Payment terms are specified in agreements between the Company and the buyers and sellers on its platform. The Company generally bills buyers at the end of each month for the full purchase price of impressions filled in that month. The Company recognizes volume discounts as a reduction of revenue as they are incurred. Specific payment terms may vary by agreement, but are generally seventy-five days or less. The Company's accounts receivable are recorded at the amount of gross billings to buyers, net of allowances for the amounts the Company is responsible to collect. The Company's accounts payable related to amounts due to sellers are recorded at the net amount payable to sellers (see Note 10). Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

Accounts receivable are recorded at the invoiced amount, are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed quarterly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivable are presented net of an allowance for doubtful accounts of $1.1 million at December 31, 2022, and $3.5 million at December 31, 2021. Accounts receivable are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible.

The Company reviews the associated payable to sellers for recovery of buyer receivable allowance and write-offs; in some cases, the Company can reduce the payable to sellers. The reduction of seller payables related to recovery of uncollected buyer receivables is netted against allowance expense. The contra seller payables related to recoveries were $0.6 million and $2.1 million as of December 31, 2022 and December 31, 2021, respectively.

The following is a summary of activity in the allowance for doubtful accounts for the years ended December 31, 2022, 2021, and 2020, respectively:

| | Year Ended | | |
| | December 31, 2022 | December 31, 2021 | December 31, 2020 |
	(in thousands)		
Allowance for doubtful accounts, Beginning Balance	$ 3,475	$ 2,360	$ 3,400
Allowance for doubtful accounts, assumed from mergers or acquisitions	—	835	1,033
Write-offs	(751)	(337)	(3,054)
Increase (decrease) in provision for expected credit losses	(1,719)	597	870
Recoveries of previous write-offs	87	20	111
Allowance for doubtful accounts, December 31	$ 1,092	$ 3,475	$ 2,360

During the years ended December 31, 2022, 2021, and 2020, the provision for expected credit losses associated with accounts receivable and the offset by increases of contra seller payables related to recoveries of uncollected buyer receivables resulted in a net amount of bad debt each year. During the year ended December 31, 2022, the decrease in the provision for expected credit losses associated with accounts receivable of $1.7 million was offset by decreases of contra seller payables related to recoveries of uncollected buyer receivables of $1.6 million, which resulted in an $0.2 million amount of bad debt recoveries. During the year ended December 31, 2021, the provision for expected credit losses associated with accounts receivable of $0.6 million was offset by increases of contra seller payables related to recoveries of uncollected buyer receivables of $0.5 million, which resulted in an immaterial amount of bad debt expense. During the year ended December 31, 2020, the provision for expected credit losses associated with accounts receivable of $0.9 million was offset by increases of contra seller payables related to recoveries of uncollected buyer receivables of $1.0 million, which resulted in $0.1 million of bad debt recoveries.

Note 5—Fair Value Measurements

Recurring Fair Value Measurements

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Observable inputs are based on market data obtained from independent sources. The fair value hierarchy is based on the following three levels of inputs, of which the first two are considered observable and the last one is considered unobservable:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Unobservable inputs.

The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2022:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Cash equivalents	$ 259,647	$ 259,647	$ —	$ —

The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2021:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Cash equivalents	$ 7,869	$ 7,869	$ —	$ —

At December 31, 2022 and 2021, cash equivalents of $259.6 million and $7.9 million, respectively, consisted of money market funds and commercial paper, with original maturities of three months or less. The carrying amounts of cash equivalents are classified as Level 1 or Level 2 depending on whether or not their fair values are based on quoted market prices for identical securities that are traded in an active market.

At December 31, 2022 and 2021, the Company had Convertible Senior Notes and its Term Loan B Facility (as defined in Note 17) included in its balance sheets. The estimated fair value of the Company's Convertible Senior Notes was $305.0 million and $315.5 million, as of December 31, 2022 and 2021,respectively. The estimated fair value of Convertible Senior Notes is based on market rates and the closing trading price of the Convertible Senior Notes as of December 31, 2022 and 2021 and is classified as Level 2 in the fair value hierarchy. At December 31, 2022, the estimated fair value of the Company's Term Loan B Facility was $333.3 million and at December 31, 2021, the estimated fair value of the Company's Term Loan B Facility approximated the carrying value. The estimated fair value is based on borrowing rates currently available to the Company for financing with similar terms and is classified as Level 2 in the fair value hierarchy.

There were no transfers between Level 1 and Level 2 fair value measurements during the years ended December 31, 2022 and 2021.

Note 6—Property and Equipment

Major classes of property and equipment were as follows:

	December 31, 2022	December 31, 2021
	(in thousands)	
Purchased software	$ 1,250	$ 1,214
Computer equipment and network hardware	150,405	124,907
Furniture, fixtures and office equipment	3,659	3,476
Leasehold improvements	3,368	3,307
Gross property and equipment	158,682	132,904
Accumulated depreciation	(113,713)	(98,837)
Net property and equipment	$ 44,969	$ 34,067

Depreciation expense on property and equipment totaled $19.0 million, $16.1 million, and $16.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. There were no impairment charges to property and equipment for the years ended December 31, 2022, 2021, and 2020.

As part of the April 30, 2021 acquisition of SpotX, the Company acquired finance leases related primarily to network hardware. The accumulated depreciation related to assets under finance leases was approximately $1.3 million and $0.5 million as of December 31, 2022 and 2021, respectively, and was included in depreciation expense when recognized. See Note 15 for more information regarding the related finance lease obligation.

The Company's property and equipment, net by geographical region was as follows:

	December 31, 2022	December 31, 2021
	(in thousands)	
United States	$ 31,036	$ 23,495
International	13,933	10,572
Total	$ 44,969	$ 34,067

Note 7—Internal Use Software Development Costs

Internal use software development costs were as follows:

	December 31, 2022	December 31, 2021
	(in thousands)	
Internal use software development costs, gross	77,151	$ 62,490
Accumulated amortization	(53,480)	(42,397)
Internal use software development costs, net	$ 23,671	$ 20,093

During the years ended December 31, 2022, 2021, and 2020, the Company capitalized $16.2 million, $12.9 million, and $9.2 million, respectively, of internal use software development costs. Amortization expense was $12.6 million, $9.0 million, and $8.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. In the years ended December 31, 2022, 2021, and 2020, amortization expense included the write-off of software development costs of $1.5 million, $0.1 million, and $0.1 million, in the respective periods, related to the abandonment of the associated projects.

During the fourth quarter of 2022, the Company reassessed the remaining estimated useful lives of capitalized software projects related to integration of its technology platforms. The change in the remaining estimated useful lives for the related projects resulted in increased amortization expense of $0.7 million for the year ended December 31, 2022. The increased amortization expense increased the basic and diluted loss per share by $0.01, net of tax, for the year ended December 31, 2022.

Based on the Company's internal use software development costs at December 31, 2022, excluding projects that are not ready for their intended use with a value of $7.5 million, estimated amortization expense of $10.7 million, $4.1 million, and $1.4 million is expected to be recognized in 2023, 2024, and 2025, respectively.

Note 8—Goodwill, Intangible Assets, and Capitalized Costs Incurred in Cloud Computing Arrangements

Details of the Company's goodwill were as follows (in thousands):

	Total
Beginning balance at December 31, 2020	$ 158,125
Additions for Acquisition of SpotX (Note 9)	782,831
Additions for Acquisition of SpringServe (Note 9)	24,156
Additions for Acquisition of Nth Party (Note 9)	4,761
Ending balance at December 31, 2021	969,873
Additions for Acquisition of Carbon (Note 9)	8,456
Adjustments to the Acquisition of SpotX (Note 9)	(112)
Ending balance at December 31, 2022	$ 978,217

The Company's intangible assets as of December 31, 2022 and 2021 included the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Amortizable intangible assets:		
Developed technology	$ 390,136	$ 378,958
Customer relationships	136,000	173,950
In-process research and development	12,730	14,630
Non-compete agreements	900	2,270
Trademarks	900	1,400
Total identifiable intangible assets, gross	540,666	571,208
Accumulated amortization—intangible assets:		
Developed technology	(184,439)	(75,850)
Customer relationships	(97,316)	(65,702)
In-process research and development	(4,398)	(1,250)
Non-compete agreements	(562)	(1,197)
Trademarks	(450)	(594)
Total accumulated amortization—intangible assets	(287,165)	(144,593)
Total identifiable intangible assets, net	$ 253,501	$ 426,615

Amortization of intangible assets for the years ended December 31, 2022, 2021, and 2020 was $184.4 million, $121.9 million, and $24.9 million, respectively. For the years ended December 31, 2022, 2021, and 2020 the Company wrote off fully amortized intangible assets with a historical cost of $40.5 million, $11.1 million and $1.1 million, respectively. During the year ended December 31, 2022, the Company abandoned certain in-process research and development projects and technology intangible assets. The abandonment resulted in $3.3 million of impairment costs, which was included in merger, acquisition, and restructuring costs in the consolidated statements of operations.

During the fourth quarter of 2022, the Company reassessed the remaining estimated useful lives of the developed technology and in-process research and development related to the SpotX acquisition based on the remaining expected benefit from those assets. The change in the remaining estimated useful lives for developed technology and in-process research and development resulted in increased amortization expense of $34.7 million for the year ended December 31, 2022. The increased amortization expense increased the basic and diluted loss per share by $0.27, net of tax, for the year ended December 31, 2022.

The estimated remaining amortization expense associated with the Company's intangible assets was as follows as of December 31, 2022:

Fiscal Year	Amount
	(in thousands)
2023	$ 202,490
2024	30,134
2025	14,445
2026	6,001
2027	431
Total	$ 253,501

The Company capitalizes costs related to arrangements for infrastructure as a service, platform as a service, and software as a service. As of December 31, 2022 and 2021, capitalized costs associated with these arrangements was included in prepaid expenses and other current assets in the amounts of $0.7 million and $0.5 million, respectively, and within other assets, non-current in the amounts of $0.5 million and $0.7 million, respectively. The amortization of these agreements was $0.7 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively, and an insignificant amount for the year ended December 31, 2020.

The Company's qualitative assessment in the fourth quarter of 2022 did not indicate that it is more likely than not that the fair value of its goodwill, intangible assets, and other long-lived assets is less than the aggregate carrying amount.

Note 9—Business Combinations

2020 Merger—Telaria

On April 1, 2020, (the "Acquisition Date"), the Company completed the merger with Telaria. Upon completion of the Telaria Merger, each share of Telaria common stock issued and outstanding was converted into 1.082 shares of Magnite common stock. As a result, the Company issued 52,098,945 shares of Magnite common stock. In connection with the Telaria Merger, Magnite also assumed Telaria's 2013 Equity Incentive Plan, as amended; 2008 Stock Plan, as amended; and the ScanScout, Inc. 2009 Equity Incentive Plan, as amended.

As of the Acquisition Date, former holders of Telaria common stock owned approximately 48% and pre-merger holders of Magnite common stock owned approximately 52% of the common stock of the combined company on a fully diluted basis.

As part of the Telaria Merger, existing outstanding restricted stock units of Telaria common stock and stock options to purchase common stock of Telaria were exchanged for 1.082 restricted stock units of the Company and options to purchase the Company's common stock, respectively. The fair value of stock options exchanged on the date of the Telaria Merger attributable to pre-acquisition services was recorded as purchase consideration. The fair value of the restricted stock units and stock options exchanged on the date of the Telaria Merger attributable to post-acquisition services will be recorded as additional stock-based compensation expense in the Company's consolidated statements of operations over their remaining requisite service (vesting) periods.

The following table summarizes the total purchase consideration (in thousands):

Shares of Magnite common stock	$ 274,604
Fair value of stock-based awards exchanged	11,646
Acceleration of single trigger equity awards, converted	1,168
Total purchase consideration	$ 287,418

The purchase consideration for the acquisition included 52,008,316 shares of the Company's common stock with a fair value of approximately $274.6 million, based on the Company's stock price as reported on the NYSE on the Acquisition Date. The fair value of stock options and restricted stock units exchanged on the Acquisition Date attributable to pre-acquisition services of approximately $10.4 million and $1.2 million, respectively, have been recorded as purchase consideration. In addition, the Company recorded additional purchase consideration associated with acceleration of 90,629 shares of common stock issued associated with single-trigger equity awards in the amount of $1.2 million.

The fair value of stock options and restricted stock units exchanged on the Acquisition Date attributable to post-acquisition services of $4.7 million and $12.2 million, respectively, will be recorded as additional stock-based compensation expense on the Company's consolidated statements of operations over their remaining requisite service (vesting) periods.

The fair value of the purchase price was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition as set forth below (in thousands):

Cash and cash equivalents	$	51,848
Accounts receivable, net		150,924
Prepaid expenses and other current assets		3,054
Property and equipment, net		1,814
Right-of-use lease asset		26,627
Intangible assets		103,410
Restricted cash		2,747
Other assets, non-current		369
Deferred tax assets, non-current		103
Goodwill		150,755
Total assets acquired		491,651
Accounts payable and accrued expenses		172,751
Lease liabilities - current portion		5,322
Deferred revenue		11
Other current liabilities		365
Lease liabilities - non-current portion		23,323
Other liabilities, non-current		194
Deferred tax liability		2,267
Total liabilities assumed		204,233
Total purchase price	$	287,418

The Company believes the amount of goodwill resulting from the purchase price allocation is primarily attributable to expected synergies from assembled workforce, an increase in development capabilities, increased offerings to customers, and enhanced opportunities for growth and innovation. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the Telaria Merger are not amortizable for tax purposes.

The following table summarizes the components of the intangible assets and estimated useful lives as of the Acquisition Date (dollars in thousands):

			Estimated Useful Life
Technology	$	58,000	5 years
In-process research and development		8,030	4.7 years*
Customer relationships		36,300	2.5 years
Backlog		880	0.75 years
Trademarks		200	0.25 years
Total intangible assets acquired	$	103,410	

* In-process research and development consists of two projects with a weighted-average useful life of 4.7 years. Amortization begins once associated projects are completed and it is determined the projects have alternative future use.

The fair value of the acquired technology and in-process research and development was valued using The Revenue Split Method. This methodology included allocating future revenue projections to the existing technologies and applying decay rates and appropriate discount rates that reflect the respective intangible asset's relative risk profile when compared to other intangible assets as well as considering the risk associated with the overall business.

At the Acquisition Date, Telaria had existing Customer Relationships. To the extent that future cash flows of the business would be negatively affected in the absence of these relationships, they would be deemed to have economic value. The Company used the Loss-of-Revenue and Income Method in its valuation of the existing Customer Relationships. This method attempts to quantify the scenario whereby the owner loses the right to the intangible asset and the resulting losses of revenue and income. Under this analysis, the value of the cash flows with the intangible asset is compared to the value of the cash flows without the intangible asset and the difference represents the value of the intangible asset. This methodology included applying a discount rate and the expected timing it would take to further enhance customer relationships.

The fair value of the backlog was based on the Excess Earnings Model, taking into consideration the existing contracts as of the Acquisition Date and the respective cost to complete the servicing of the existing agreements. The resulting stream of after tax earnings were discounted to present value by applying an appropriate discount rate for the asset. The discount rate was selected based on the intangible asset's relative risk profile when compared to the other intangible assets as well as the discount rate for the overall business.

Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives. Amortization of developed technology is included in cost of revenues and the amortization of customer relationships, backlog, and trademarks is included in sales and marketing expenses in the consolidated statements of operations. Once the projects associated with acquired in-process research and development are completed, amortization will be included in cost of revenues in the consolidated statements of operations. The intangible assets generated in the Telaria Merger are not tax deductible.

As such, as part of the Telaria Merger, deferred tax liabilities were established, which were fully offset by the estimated income tax effect of the partial release of Telaria's valuation allowance.

The Company recognized approximately $17.6 million of acquisition related costs during the year ended December 31, 2020 (see Note 13). In addition, as part of the Telaria Merger, the Company acquired Telaria's U.S. federal NOLs of approximately $126.1 million and state NOLs of approximately $87.6 million. Pursuant to Section 382 of the Internal Revenue Code, Telaria, Inc. underwent an ownership change for tax purposes. As a result, the use of the NOLs will be subject to annual Section 382 use limitations. The Company believes the ownership change will not impact the Company's ability to utilize substantially all of the NOLs to the extent it generates taxable income that can be offset by such losses.

Unaudited Pro Forma Information

The following table provides unaudited pro forma information as if Telaria had been merged with the Company as of January 1, 2019. The unaudited pro forma information reflects adjustments for additional amortization resulting from the fair value adjustments to assets acquired and liabilities assumed, adjustments for alignment of accounting policies, and transaction expenses as if the Telaria Merger occurred on January 1, 2019. The pro forma results do not include any anticipated cost synergies or other effects of the integration merged companies. Accordingly, pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor is it indicative of the future operating results of the combined company.

	Year Ended
	December 31, 2020
	(in thousands)
Pro Forma Revenue	$ 236,666
Pro Forma Net Loss	$ (64,030)

During the year ended December 31, 2020, post-merger revenue on a stand-alone basis for Telaria was $60.1 million. During the year ended December 31, 2020, due to the process of integrating the operations of Telaria into the operations of the Company, the determination of Telaria's post-merger operating results on a standalone basis was impracticable.

2021 Acquisition—SpotX

On April 30, 2021, the Company completed the SpotX Acquisition, pursuant to a Stock Purchase Agreement, dated as of February 4, 2021 (the "Purchase Agreement"), by and between the Company and RTL US Holdings, Inc. ("RTL"). The initial purchase price for the SpotX Acquisition was $560 million in cash ("Cash Consideration") and 14,000,000 shares of the Company's common stock. Per the terms of the Purchase Agreement, at the completion of the Company's offering of its Convertible Senior Notes, RTL elected to increase the Cash Consideration by an amount equal to 20% of the gross proceeds of the Convertible Senior Notes (which amount was equal to $80 million) and to reduce the number of shares of common stock it would otherwise receive by a number of shares of common stock equal to 20% of the gross proceeds of the proposed offering of notes ($80 million) divided by the closing price of a share of our common stock on the trading day immediately prior to the date of pricing of the proposed offering of notes ($49.21). As a result of this election, the adjusted purchase price was $1.1 billion, prior to customary working capital adjustments and other adjustments, consisting of $640.0 million in cash plus 12,374,315 shares of common stock (based on the fair value of the Company's common stock on April 30, 2021). The Cash Consideration is subject to customary working capital and other adjustments. The working capital was approximately $65.2 million, including cash balances acquired and other working capital adjustments, resulting in a total purchase price of $1.2 billion. The Company financed the Cash Consideration through borrowings under the Term Loan B Facility and the Convertible Senior Notes (Note 17).

In accordance with ASC 805, the Company recorded the acquisition based on the fair value of the consideration transferred and then allocated the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. The excess of the value of consideration transferred over the aggregate fair value of those net assets was recorded as goodwill. Any identified definite lived intangible assets will be amortized over their estimated useful lives and any identified intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill will be tested for impairment when certain indicators are present. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates, and selection of comparable companies.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed, the Company has applied the guidance in ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

The following table summarizes the total purchase consideration (in thousands):

Cash Consideration	$	640,000
Stock Consideration (Fair Value of Shares of Magnite common stock)		495,591
Working capital adjustment		65,152
Total purchase consideration	$	1,200,743

The purchase consideration for the SpotX Acquisition included 12,374,315 shares of the Company's common stock with a fair value of approximately $495.6 million, based on the close price of the Company's common stock at closing on April 30, 2021, which was $40.05 per share, and working capital adjustment of $65.2 million, mainly consisting of cash balances acquired on the date of the SpotX Acquisition and other opening balance sheet adjustments.

During the first quarter of 2022, the Company adjusted the preliminary purchase price allocation for SpotX based on updated fair values associated with the acquired assets and liabilities. Adjustments impacted acquisition related accounts payable and tax accruals. The Company finalized the purchase price allocation of SpotX in the second quarter of 2022, resulting in no additional changes to the purchase price allocation.

The fair value of the purchase price was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the SpotX Acquisition as set forth below (in thousands):

Cash	$	81,967
Restricted cash		199
Accounts receivable		199,649
Prepaid and other assets, current		12,308
Fixed assets		6,823
Intangible assets		429,600
Right-of-use lease asset		10,055
Goodwill		782,719
Total assets to be acquired		1,523,320
Accounts payable and accrued expenses		205,822
Other current liabilities		1,091
Lease liabilities		12,625
Deferred tax liability, net		103,039
Total liabilities to be assumed		322,577
Total purchase price	$	1,200,743

The Company believes the amount of goodwill resulting from the purchase price allocation is primarily attributable to expected synergies from the assembled workforce, an increase in development capabilities, increased offerings to customers, and enhanced opportunities for growth and innovation. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The acquired intangibles and goodwill resulting from the SpotX Acquisition are not amortizable for tax purposes.

The following table summarizes the components of the intangible assets and estimated useful lives as of the date of the SpotX Acquisition (dollars in thousands):

			Estimated Useful Life
Technology	$	280,400	5 years
Customer relationships		130,300	2 to 4 years
Backlog		11,100	<1 year
In-process research and development		5,800	3 years*
Non-compete agreements		1,500	1 year
Trademarks		500	<1 year
Total intangible assets acquired	$	429,600	

* In-process research and development consists of six projects with a weighted-average useful life of 3 years. Amortization begins once associated projects are completed and it is determined the projects have alternative future use.

The fair value of the acquired technology and in-process research and development was valued using the Excess Earnings Method. This methodology included allocating future revenue projections to the existing technologies and applying decay rates and appropriate discount rates that reflect the respective intangible asset's relative risk profile when compared to other intangible assets as well as the discount rate for the overall business.

The Company used the Loss-of-Revenue and Income Method in its valuation of the existing customer relationships and non-compete agreements. To the extent that future cash flows of the business would be negatively affected in the absence of these relationships and non-compete agreements, they would be deemed to have economic value. This method attempts to quantify the scenario whereby the owner loses the right to the intangible asset and the resulting losses of revenue and income. Under this analysis, the value of the cash flows with the intangible asset is compared to the value of the cash flows without the intangible asset and the difference represents the value of the intangible asset. This methodology included applying a discount rate and the expected timing it would take to further enhance customer relationships.

The fair value of the backlog was based on the Excess Earnings Method, taking into consideration the existing contracts as of the date of the SpotX Acquisition and the respective cost to complete the servicing of the existing agreements.

The resulting stream of after tax earnings were discounted to present value by applying an appropriate discount rate for the asset. The discount rate was selected based on the intangible asset's relative risk profile when compared to the other intangible assets as well as the discount rate for the overall business.

The fair value of the trademarks was based on the Income Approach, specifically the Relief-from-Royalty Method. Under this method, data is obtained regarding actual royalty payments made for similar intangible assets. After the appropriate royalty rate is determined, the reasonable royalty savings is then discounted to its present value over the remaining technological, economic, or legal life of the intangible asset.

Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives. Amortization of developed technology is included in cost of revenues and the amortization of customer relationships, backlog, non-compete agreements, and trademarks is included in sales and marketing expenses in the consolidated statements of operations. Once the projects associated with acquired in-process research and development are completed, amortization will be included in cost of revenues in the consolidated statements of operations. The acquired intangible assets and goodwill resulting from the SpotX Acquisition are not tax deductible.

As part of the SpotX Acquisition, deferred tax liabilities were established. As a result of the deferred tax liability balance created by the acquisition, the Company reduced its deferred tax asset ("DTA") valuation allowance by $56.2 million for the year ended December 31, 2021. Such reduction was recognized as an income tax benefit in the post-acquisition consolidated statements of operations for the year ended December 31, 2021.

The Company recognized approximately $27.9 million of acquisition related costs included in the merger, acquisition, and restructuring costs in the Company's consolidated statements of operations during the year ended December 31, 2021 related to the SpotX Acquisition.

2021 Acquisition—SpringServe

On July 1, 2021, the Company, through its wholly-owned subsidiary, SpotX, completed the SpringServe Acquisition. As a result of the SpringServe Acquisition, SpringServe became a wholly-owned subsidiary of SpotX, and a wholly-owned indirect subsidiary of the Company.

The following table summarizes the total purchase consideration (in thousands):

Cash Consideration	$	31,136
SpotX initial cash investment in SpringServe		2,075
Fair value appreciation of SpotX purchase right		7,450
Indemnification claims - holdback		1,409
Total purchase consideration	$	42,070

In 2020, SpotX made a minority investment of $2.1 million in SpringServe in conjunction with a strategic partnership agreement between the two companies, which included an option agreement to purchase SpringServe. At the time of Magnite's acquisition of SpotX, the fair value of SpotX's minority investment and purchase right were valued at a combined $7.5 million for a total minority investment and purchase right of $9.5 million. In connection with the SpringServe Acquisition, $1.4 million of the purchase price was held back to cover possible indemnification claims.

In accordance with ASC 805, the Company recorded the acquisition based on the fair value of the consideration transferred and then allocated the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. The excess of the value of consideration transferred over the aggregate fair value of those net assets was recorded as goodwill. Any identified definite lived intangible assets will be amortized over their estimated useful lives and any identified intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill will be tested for impairment when certain indicators are present. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates, and selection of comparable companies.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed, the Company has applied the guidance in ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

The Company finalized the purchase price allocation of SpringServe in the third quarter of 2022, resulting in no additional changes to the purchase price allocation and the full payment of the $1.4 million holdback liability. The fair value of the purchase price was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the SpringServe Acquisition as set forth below (in thousands):

Cash	$	1,062
Accounts receivable		3,234
Prepaid and other assets, current		157
Fixed assets		25
Intangible assets		23,400
Right-of-use lease asset		1,879
Goodwill		24,156
Total assets to be acquired		53,913
Accounts payable and accrued expenses		2,475
Other current liabilities		35
Lease liabilities		3,179
Deferred tax liability, net		6,154
Total liabilities to be assumed		11,843
Total preliminary purchase price	$	42,070

The Company believes the amount of goodwill resulting from the purchase price allocation is primarily attributable to expected synergies from the assembled workforce, an increase in development capabilities, increased offerings to customers, and enhanced opportunities for growth and innovation. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made.

The following table summarizes the components of the intangible assets and estimated useful lives as of the date of the SpringServe Acquisition (dollars in thousands):

			Estimated Useful Life
Technology	$	15,500	5 years
Customer relationships		5,700	2 years
Trademarks and Trade Names		900	3 years
In-process research and development		800	3 years*
Non-compete agreements		500	2 years
Total intangible assets acquired	$	23,400	

* In-process research and development consists of two projects with a weighted-average useful life of 3 years. Amortization begins once associated projects are completed and it is determined the projects have alternative future use.

The fair value of the acquired technology and in-process research and development was valued using the Excess Earnings Method. This methodology included allocating future revenue projections to the existing technologies and applying decay rates and appropriate discount rates that reflect the respective intangible asset's relative risk profile when compared to other intangible assets as well as considering the risk associated with the overall business.

At the acquisition date, SpringServe had existing customer relationships. To the extent that future cash flows of the business would be negatively affected in the absence of these relationships, they would be deemed to have economic value. In addition, certain employees of SpringServe signed two year non-compete agreements. The Company used the Loss-of-Revenue and Income Method in its valuation of the existing customer relationships and non-compete agreements. This method attempts to quantify the scenario whereby the owner loses the right to the intangible asset and the resulting losses of revenue and income. Under this analysis, the value of the cash flows with the intangible asset is compared to the value of the cash flows without the intangible asset and the difference represents the value of the intangible asset. This methodology included applying a discount rate and the expected timing it would take to further enhance customer relationships.

The fair value of the trademarks and trade names were based on the Income Approach, specifically the Relief-from-Royalty Method. Under this method, data is obtained regarding actual royalty payments made for similar intangible

assets. After the appropriate royalty rate is determined, the reasonable royalty savings is then discounted to its present value over the remaining technological, economic, or legal life of the intangible asset.

Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives. Amortization of developed technology is included in cost of revenues and the amortization of customer relationships, non-compete agreements, and trademarks is included in sales and marketing expenses in the consolidated statements of operations. Once the projects associated with acquired in-process research and development are completed, amortization will be included in cost of revenues in the consolidated statements of operations. The acquired intangibles and goodwill resulting from the SpringServe Acquisition are not tax deductible.

As part of the SpringServe Acquisition, deferred tax liabilities were established. As a result of this and the SpotX deferred tax liability balance, the Company recognized an income tax benefit in the post-acquisition consolidated statements of operations for the year ended December 31, 2021.

SpringServe Acquisition related costs included in merger, acquisition, and restructuring costs in the Company's consolidated statements of operations during the year ended December 31, 2021 were immaterial.

2021 Acquisition—Nth Party

The Company completed the acquisition of Nth Party, Ltd. ("Nth Party"), a developer of cryptographic software for secure audience data sharing and analysis in December 2021 for a total purchase price of $9.0 million, in cash. The Company acquired Nth Party as part of its strategy to further invest in the development and enhancement of industry leading identity and audience solutions. The allocation of purchase consideration resulted in approximately $5.4 million of developed technology intangible assets with an estimated useful life of five years, approximately $0.2 million non-compete intangible assets with an estimated useful life of two years, approximately $1.3 million of deferred tax liability, and goodwill of approximately $4.8 million, which is attributable to the workforce of Nth Party and revenue growth from the acquisition. Acquired intangibles and goodwill resulting from the Nth Party acquisition are not deductible for income tax purposes.

Unaudited Pro Forma Information

The following table provides unaudited pro forma information as if the SpotX and SpringServe Acquisitions had been acquired by the Company as of January 1, 2020. The unaudited pro forma information reflects adjustments for additional amortization resulting from the fair value adjustments to assets acquired and liabilities assumed, adjustments for alignment of accounting policies, and transaction expenses as if the SpotX and SpringServe Acquisitions occurred on January 1, 2020. The pro forma results do not include any anticipated cost synergies or other effects of the combined companies. Accordingly, pro forma amounts are not necessarily indicative of the results that actually would have occurred had the SpotX and SpringServe Acquisitions been completed on the dates indicated, nor is it indicative of the future operating results of the combined company. The table below excludes Nth Party as its impact on pro forma results were immaterial.

	Year Ended	
	December 31, 2021	December 31, 2020
	(in thousands)	
Pro Forma Revenue	$ 540,466	$ 400,039
Pro Forma Net Loss	$ (86,621)	$ (156,638)

During the year ended December 31, 2021, due to the process of integrating the operations of SpotX into the operations of the Company, the determination of SpotX's post-acquisition revenue and operating results on a standalone basis was impracticable. The SpringServe post-acquisition revenue and operating results on a standalone basis were immaterial.

2022 Acquisition—Carbon

The Company completed the acquisition of the business of Carbon (AI) Limited ("Carbon" and such acquisition the "Carbon Acquisition"), a platform that enables publishers to measure, manage, and monetize audience segments, in February 2022 for a total purchase price of $23.1 million in cash. Approximately $2.3 million of the purchase price was held back to cover possible indemnification claims, which is expected to be paid in cash one year after the acquisition. The Company acquired Carbon as part of its strategy to further invest in the development and enhancement of industry leading identity and audience solutions. The allocation of purchase consideration resulted in an estimated $14.2 million of developed technology intangible assets with an estimated useful life of five years, $0.2 million non-compete intangible assets with an estimated useful life of two years, $0.2 million of customer relationships with an estimated useful life of six months, and goodwill of $8.5 million, which is attributable to the workforce of Carbon and revenue growth from the acquisition. For tax purposes, the Carbon Acquisition was treated as an asset acquisition. The acquisition of identified intangibles results in tax deductible amortization pursuant to IRC Section 197.

Acquisition related costs associated with the Carbon Acquisition included in merger, acquisition, and restructuring costs in the Company's consolidated statements of operations during the year ended December 31, 2022 were immaterial. In addition, Carbon's post-acquisition revenue and operating results on a standalone basis were immaterial.

Note 10—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses included the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Accounts payable—seller	$ 1,057,556	$ 971,220
Accounts payable—trade	19,387	11,904
Accrued employee-related payables	15,065	16,230
Accrued holdback - indemnification claims	2,313	1,602
Total	$ 1,094,321	$ 1,000,956

Note 11—Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, which relate to foreign currency translation, were as follows (in thousands):

	Accumulated Other Comprehensive Loss
Balance at December 31, 2019	$ (45)
Other comprehensive loss	(912)
Balance at December 31, 2020	(957)
Other comprehensive loss	(419)
Balance at December 31, 2021	(1,376)
Other comprehensive loss	(1,775)
Balance at December 31, 2022	$ (3,151)

Note 12—Stock-Based Compensation

In connection with its IPO, the Company implemented its 2014 Equity Incentive Plan, which governs equity awards made to employees and directors of the Company since the IPO. Prior to the IPO, the Company granted equity awards under its 2007 Stock Incentive Plan, which governs equity awards made to employees and contractors prior to the IPO. In November 2014, the Company approved the 2014 Inducement Grant Equity Incentive Plan (the "Inducement Plan"), which governs certain equity awards made to certain employees in connection with commencement of employment. In connection with the Company's acquisitions of Chango Inc. ("Chango"), iSocket, Inc. ("iSocket"), and nToggle, Inc. ("nToggle") it assumed the existing employee equity award plans, the 2009 Chango Stock Option Plan (the "Chango Plan"), the iSocket 2009 Equity Incentive Plan (the "iSocket Plan"), and the nToggle 2014 Equity Incentive Plan (the "nToggle Plan"). In connection with the Merger with Telaria, the Company assumed Telaria's 2013 Equity Incentive Plan, as amended (the "Telaria Plan"); the 2008 Stock Plan, as amended (the "2008 Stock Plan"); and the ScanScout, Inc. 2009 Equity Incentive Plan, as amended (the "ScanScout Plan"). All compensatory equity awards outstanding at December 31, 2022 were issued pursuant to the 2014 Equity Incentive Plan, the nToggle Plan, the Telaria Plan, the 2008 Stock Plan, the Inducement Plan, or the Company's 2007 Stock Incentive Plan.

The Company's equity incentive plans provide for the grant of equity awards, including non-statutory or incentive stock options, restricted stock awards ("RSAs"), restricted stock units that vest based on continuous service ("RSUs"), and restricted stock units that include performance criteria ("performance stock units" or "PSUs"), to the Company's employees, officers, directors, and consultants. The Company's board of directors administers the plans. Options vest based upon continued service at varying rates, but generally over four years from issuance with 25% vesting after one year of service and the remainder vesting monthly thereafter. RSAs and RSUs vest at varying rates, typically approximately 25% vesting after approximately one year of service and the remainder vesting annually, semi-annually, or quarterly thereafter. The restricted stock units granted in 2022, 2021, and 2020, included 0.7 million, 0.4 million, and 0.7 million, respectively, awards that vest 50% on each of the first and second anniversaries of the grant date. Options, RSAs, and RSUs granted under the plans accelerate under certain circumstances for certain participants upon a change in control, as defined in the governing plan. No further awards were granted under the iSocket Plan, the Chango Plan, or the nToggle Plan from the date of acquisition and no further awards were granted under the 2007 Stock Incentive Plan since the IPO. Available shares under the nToggle Plan and the Telaria Plan were rolled into the available share pool under the 2014 Equity Incentive Plan at the time of acquisition of each company, and available shares under the 2007 Stock Incentive Plan were rolled into the available share pool under the 2014 Equity Incentive Plan at the time of the IPO. An aggregate of 13,926,252 shares remained available for future grants at December 31, 2022 under the plans. The 2014 Equity Incentive Plan has an evergreen provision

pursuant to which the share reserve will automatically increase on January 1st of each year in an amount equal to 5% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year, although the Company's board of directors may provide for a lesser increase, or no increase, in any year. The 2014 Inducement Grant Equity Incentive Plan has a provision pursuant to which the share reserve may be increased at the discretion of the Company's board of directors.

Stock Options

A summary of stock option activity for the year ended December 31, 2022 is as follows:

	Shares Under Option		Weighted-Average Exercise Price	Weighted-Average Contractual Life	Aggregate Intrinsic Value	
	(in thousands)				(in thousands)	
Outstanding at December 31, 2021	5,129	$	7.25			
Granted	699	$	13.90			
Exercised	(613)	$	3.64			
Expired	(418)	$	5.84			
Forfeited	(125)	$	12.14			
Outstanding at December 31, 2022	4,672	$	8.71	5.6 years	$	19,676
Exercisable at December 31, 2022	3,593	$	7.00	4.7 years	$	18,005

The total intrinsic value of options exercised during the year ended December 31, 2022 was $5.1 million. At December 31, 2022, the Company had unrecognized employee stock-based compensation expense relating to nonvested stock options of approximately $8.4 million, which is expected to be recognized over a weighted-average period of 2.4 years. Total fair value of options vested during the year ended December 31, 2022 was $5.4 million.

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The grant date fair value of options granted during the year ended December 31, 2022 was $8.93 per share. The weighted-average input assumptions used by the Company were as follows:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Expected term (in years)	5.0	5.0	6.3
Risk-free interest rate	1.63 %	0.88 %	0.45 %
Expected volatility	79 %	79 %	67 %
Dividend yield	— %	— %	— %

Restricted Stock Units

A summary of restricted stock unit activity for the year ended December 31, 2022 is as follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
	(in thousands)		
Restricted stock units outstanding at December 31, 2021	6,634	$	18.39
Granted	8,322	$	12.69
Canceled	(1,680)	$	15.71
Vested and released	(3,276)	$	15.43
Restricted stock units outstanding at December 31, 2022	10,000 *	$	15.06
Restricted stock units outstanding and unvested at December 31, 2022	9,982	$	15.08

*At December 31, 2022, outstanding restricted stock units included 18,436 units that were vested but deferred.

The weighted-average grant date fair value per share of restricted stock units granted during the year ended December 31, 2022 was $12.69. The intrinsic value of restricted stock units that vested during the year ended December 31, 2022 was $37.0 million. At December 31, 2022, the intrinsic value of unvested restricted stock units was $105.7 million. At December 31, 2022, the Company had unrecognized stock-based compensation expense relating to unvested restricted stock units of approximately $123.4 million, which is expected to be recognized over a weighted-average period of 2.7 years.

Performance Stock Units

In April 2020, April 2021, and February 2022, the Company granted the Company's CEO 146,341, 26,291, and 86,806 performance stock units that vest based on share price metrics tied to total shareholder return over a three-year period with a fair value of $0.9 million, $1.4 million, and $1.5 million, respectively. The grant date fair value per share of these grants was $6.15, $52.49, and $17.28, respectively, which was estimated using a Monte-Carlo lattice model. At December 31, 2022, the Company had unrecognized employee stock-based compensation expense for the April 2020, April 2021, and February 2022 grants of approximately $0.1 million, $0.6 million, and $1.0 million which is expected to be recognized over the remaining 0.3 years, 1.3 years, and 2.1 years, respectively. Between 0% and 150% of the performance stock units will vest on the third anniversary of its grant date.

In August 2021, the Company granted the Company's CEO 379,635 performance stock units, which are subject to both time-based and performance-based vesting conditions. The performance stock units consist of three equal tranches (each, a "Performance Tranche"), based on achievement of a share price condition if the Company achieves share price targets of $60.00, $80.00, and $100.00, respectively over 60 consecutive trading days during a performance period commencing on August 26, 2022 and ending on August 26, 2026. To the extent any of the performance-based requirements are met, the Company's CEO must also provide continued service to the Company through at least August 26, 2024 to receive any shares of common stock underlying the grant and through August 26, 2026 to receive all of the shares of common stock underlying the performance units that have satisfied the applicable performance-based requirement.

The fair value of each of the Performance Tranches was $3.0 million, $2.8 million, and $2.6 million, respectively, and have a grant date fair value per share of restricted stock of $23.94, $21.93, and $20.30, respectively, which was estimated using a Monte-Carlo lattice model. At December 31, 2022, the Company had unrecognized employee stock-based compensation expense of approximately $1.7 million, $1.8 million, and $1.9 million, which is expected to be recognized over the remaining 1.7 years, 2.7 years, and 3.7 years, respectively. Between 0% and 100% of the performance stock units will vest on each of the tranche dates.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized $3.4 million, $1.4 million, and $0.2 million, respectively, of stock-based compensation related to these performance stock units. Stock-based compensation expense for these awards is based on a performance measurement of 100%. The compensation expense will not be reversed if the performance metrics are not met.

Employee Stock Purchase Plan

In November 2013, the Company adopted the Company's 2014 Employee Stock Purchase Plan ("ESPP"). The ESPP is designed to enable eligible employees to periodically purchase shares of the Company's common stock at a discount through payroll deductions of up to 10% of their eligible compensation, subject to any plan limitations. At the end of each six-month offering period, employees are able to purchase shares at a price per share equal to 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last trading day of the offering period. Offering periods generally commence and end in May and November of each year.

As of December 31, 2022, the Company has reserved 3,829,518 shares of its common stock for issuance under the ESPP. The ESPP has an evergreen provision pursuant to which the share reserve will automatically increase on January 1st of each year in an amount equal to 1% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year, although the Company's board of directors may provide for a lesser increase, or no increase, in any year.

Stock-Based Compensation Expense

Total stock-based compensation expense recorded in the consolidated statements of operations was as follows:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Cost of revenue	$ 1,666	$ 792	$ 525
Sales and marketing	21,558	15,718	8,229
Technology and development	19,961	11,857	7,451
General and administrative	18,929	11,297	10,416
Merger, acquisition, and restructuring costs	2,004	1,071	1,870
Total stock-based compensation expense	$ 64,118	$ 40,735	$ 28,491

For the year ended December 31, 2022, the Company recognized $6.4 million of tax expense on stock-based compensation expense related to 2022, which was reflected in the provision (benefit) for income taxes in the consolidated statements of operations. For the year ended December 31, 2022, tax benefit realized related to awards vested or exercised during 2022 was $9.6 million. For the year ended December 31, 2021, the Company recognized $151.6 million of tax benefit on stock-based compensation expense related to 2021 and years prior, which was reflected in the provision (benefit) for income taxes in the consolidated statements of operations. For the year ended December 31, 2021, tax benefit realized related to awards vested or exercised during 2021 and years prior was $40.5 million. Due to the full valuation allowance provided on its net deferred tax assets, the Company had not recorded any tax benefit attributable to stock-based awards for the year ended December 31, 2020.

Note 13—Merger, Acquisition, and Restructuring Costs

Merger, acquisition, and restructuring costs consist primarily of professional services fees and employee termination costs, including stock-based compensation charges, associated with the Telaria Merger, the SpotX Acquisition, the SpringServe Acquisition, and restructuring activities.

The following table summarizes merger, acquisition, and restructuring cost activity:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Professional Service (investment banking advisory, legal and other professional services)	$ 917	$ 28,422	$ 9,935
Personnel related (severance and one-time termination benefit costs)	1,227	6,184	5,747
Non-cash stock-based compensation (double-trigger acceleration and severance)	2,004	1,071	1,870
Impairment costs of abandoned technology	3,320	—	—
Loss contracts (lease related)	—	2,500	—
Total merger, acquisition, and restructuring costs	$ 7,468	$ 38,177	$ 17,552

Accrued restructuring costs related to mergers and acquisitions were $1.2 million and $2.7 million at December 31, 2022 and December 31, 2021, respectively and were primarily related to the SpotX Acquisition, the SpringServe Acquisition, and the Telaria Merger. Accrued restructuring costs associated with personnel costs are included in accounts payable and accrued expenses and accruals related to assumed loss contracts are included in other current liabilities and other liabilities, non-current on the Company's consolidated balance sheets.

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Accrued merger. acquisition, and restructuring costs at beginning of period	$ 2,742	$ 2,935	$ —
Restructuring costs (personnel related and non-cash stock-based compensation)	3,231	7,255	7,617
Restructuring activity, merger and acquisition loss contracts	—	2,500	3,543
Restructuring activity, impairments	3,320	—	—
Cash paid for restructuring costs	(2,747)	(6,377)	(6,355)
Non-cash loss contracts (lease related)	—	(2,500)	—
Non-cash impairments	(3,320)	—	—
Non-cash stock-based compensation	(2,004)	(1,071)	(1,870)
Accrued merger, acquisition, and restructuring costs at end of period	$ 1,222	$ 2,742	$ 2,935

Note 14—Income Taxes

The following are the domestic and foreign components of the Company's income (loss) before income taxes for the years ended December 31, 2022, 2021, and 2020:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Domestic	$ (145,480)	$ (105,168)	$ (57,253)
International	9,883	10,180	4,514
Loss before income taxes	$ (135,597)	$ (94,988)	$ (52,739)

The following are the components of the provision (benefit) for income taxes for the years ended December 31, 2022, 2021, and 2020:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
	(in thousands)		
Current:			
Federal	$ (186)	$ 128	$ (144)
State	1,056	1,515	15
Foreign	2,735	2,275	1,117
Total current provision	3,605	3,918	988
Deferred:			
Federal	(2,039)	(89,404)	9
State	(6,324)	(8,296)	(12)
Foreign	(516)	(1,271)	(292)
Total deferred benefit	(8,879)	(98,971)	(295)
Total provision (benefit) for income taxes	$ (5,274)	$ (95,053)	$ 693

The Company recorded an income tax benefit of $5.3 million for the year ended December 31, 2022 compared to an income tax benefit of $95.1 million and income tax expense of $0.7 million for the years ended December 31, 2021 and 2020, respectively. The tax benefit for the year ended December 31, 2022 was primarily the result of the domestic valuation allowance on the Company's deferred tax asset and the tax liability associated with foreign subsidiaries. The tax benefit for the year ended December 31, 2021 was primarily the result of the deferred tax liability associated with acquisitions that occurred during the year and the tax liability associated with foreign subsidiaries. The tax expense for the year ended December 31, 2020 was primarily the result of the domestic valuation allowance and the tax liability associated with the foreign subsidiaries.

Set forth below is a reconciliation of the components that caused the Company's provision (benefit) for income taxes to differ from amounts computed by applying the U.S. Federal statutory rate of 21% for the years ended December 31, 2022, 2021, and 2020:

| | Year Ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	3.1 %	5.6 %	(0.2)%
Foreign loss at other than U.S. rates	(0.1)%	(0.5)%	(0.5)%
Stock-based compensation expense	(2.4)%	31.7 %	11.4 %
Meals and entertainment	(0.1)%	(0.1)%	(0.1)%
Other permanent items	(0.7)%	(1.6)%	(1.1)%
Change in valuation allowance	(15.5)%	58.0 %	(19.5)%
Sec 162(m) officers compensation	(4.1)%	(14.2)%	(12.7)%
Provision to return adjustments	0.3 %	0.2 %	0.4 %
Research and development tax credits	2.5 %	— %	— %
Foreign withholding taxes	(0.1)%	— %	— %
Effective income tax rate	3.9 %	100.1 %	(1.3)%

Set forth below are the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021:

| | December 31, 2022 | December 31, 2021 |
	(in thousands)	
Deferred Tax Assets:		
Accrued liabilities	$ 1,308	$ 1,208
Lease liabilities	15,679	18,499
Stock-based compensation	4,830	5,573
Net operating loss carryovers	111,587	131,509
Tax credit carryovers	9,131	5,308
Other	2,460	1,555
Total deferred tax assets	144,995	163,652
Less valuation allowance	(76,772)	(56,049)
Deferred tax assets, net of valuation allowance	68,223	107,603
Deferred Tax Liabilities:		
Fixed assets	(2,132)	(2,059)
Intangible assets	(56,022)	(101,477)
Right of use lease asset	(12,763)	(15,563)
Total deferred tax liabilities	(70,917)	(119,099)
Net deferred tax assets (liability)	$ (2,694)	$ (11,496)

As of December 31, 2022, the net deferred tax liability of $2.7 million is presented in the Company's consolidated balance sheets as deferred tax liabilities, net of $5.1 million and other assets, non-current of $2.4 million. As of December 31, 2021, the net deferred tax liability of $11.5 million is presented in the Company's consolidated balance sheets as deferred tax liabilities, net of $13.3 million and other assets, non-current of $1.8 million. The valuation allowance was increased by $20.7 million for the year

ended December 31, 2022, and reduced by $53.9 million, and increased by $16.4 million for the years ended December 31, 2021 and 2020, respectively.

At December 31, 2022, the Company had U.S. federal net operating loss carryforwards, or NOLs, of approximately $403.7 million, which will begin to expire in 2027. At December 31, 2022, the Company had state NOLs of approximately $256.6 million, which will begin to expire in 2023. At December 31, 2022, the Company had foreign NOLs of approximately $27.7 million, which will begin to expire in 2026. At December 31, 2022, the Company had acquired federal research and development tax credit carryforwards of approximately $3.7 million, and state research and development tax credits of approximately $9.9 million, both of which carry forward indefinitely. No amounts for any federal or state research and development tax credits for the years ended December 31, 2020, 2021, or 2022 related to business operations are included herein.

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the "IRA") into law. The IRA includes a new corporate alternative minimum tax (the "Corporate AMT") of 15% on the adjusted financial statement income (the "AFSI") of corporations with average AFSI exceeding $1.0 billion over a three-year period. The Corporate AMT is effective for tax years beginning after December 31, 2022 and is not expected to impact the Company. Additionally, the IRA imposes an excise tax of 1% on the fair market value of net stock repurchases made after December 31, 2022. The impact of this latter provision to the Company will be dependent upon the extent of share repurchases made in future periods.

In addition, various foreign jurisdictions where the Company has activity have enacted or are considering enacting a variety of measures that could impact our tax liabilities. The Company is monitoring new legislation and evaluating the potential tax implications of these measures globally.

Pursuant to Section 382 of the Internal Revenue Code, the Company and Telaria, Inc. both underwent ownership changes for tax purposes (i.e. a more than 50% change in stock ownership in aggregated 5% shareholders) on April 1, 2020 due to the Telaria Merger. As a result, the use of the Company's total domestic NOL carryforwards and tax credits generated prior to the ownership change will be subject to annual use limitations under Section 382 and Section 383 of the Code and comparable state income tax laws. The Company believes that the ownership change will not impact its ability to utilize substantially all of its NOLs and state research and development carryforward tax credits to the extent it will generate taxable income that can be offset by such losses. The Company reasonably expects its federal research and development carryforward tax credits will not be recovered prior to expiration.

Additionally, for tax years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits the NOL deduction to 80% of taxable income, repeals carryback of all NOLs arising in a tax year ending after 2017, and permits indefinite carryforward for all such NOLs. NOL's arising in a tax year ending in or before 2017 can offset 100% of taxable income, are available for carryback, and expire 20 years after they arise.

At December 31, 2022, unremitted earnings of the subsidiaries outside of the United States were approximately $38.9 million, on which the Company recorded a provisional transition tax of $6.1 million. The Company's intention is to indefinitely reinvest these earnings outside the United States. Upon distribution of those earnings in the form of a dividend or otherwise, the Company would be subject to withholding taxes payable to various foreign countries and, potentially, various state taxes. The amounts of such tax liabilities that might be payable upon actual repatriation of foreign earnings, after consideration of corresponding foreign tax credits, are not material.

The following table summarizes the activity related to the unrecognized tax benefits (in thousands):

	Amount
Balance as of December 31, 2020	$ 3,214
Increases related to current year tax positions	200
Decreases related to prior year tax positions	(41)
Increases related to prior year tax positions	342
Balance as of December 31, 2021	3,715
Increases related to current year tax positions	398
Decreases related to prior year tax positions	(634)
Increases related to prior year tax positions	772
Balance as of December 31, 2022	$ 4,251

Interest and penalties related to the Company's unrecognized tax benefits accrued at December 31, 2022, 2021, and 2020 were not material.

Due to the net operating loss carryforwards, the Company's United States federal and a majority of its state returns are open to examination by the Internal Revenue Service and state jurisdictions for all years since inception. The 2017 U.S. Income Tax

Return for Telaria was under examination by the IRS, which was closed during the period ended June 30, 2021 with no change to tax as reported. The IRS is currently conducting a Form 1042 Withholding Tax Audit for Telaria for 2017. The Company settled the audit during the quarter ended December 31, 2022. Tax due was not material. For the Netherlands, Malaysia, India, Sweden, and the United Kingdom, all tax years remain open for examination by the local country tax authorities, for France only 2020 and forward are open, for Singapore only 2019 and forward are open for examination, for New Zealand, Australia, Brazil, and Germany 2018 and forward are open for examination, for Canada 2017 and forward are open for examination, and for Japan and Italy 2016 and forward remain open for examination.

The Company does not expect its uncertain income tax positions to have a material impact on its consolidated financial statements within the next twelve months.

Note 15—Leases

The Company has operating and finance leases for office facilities, data centers, and equipment. The lease terms of the Company's leases generally range from 1.0 year to 10.0 years. The weighted average remaining lease term of leases included in lease liabilities is 5.6 years and 6.3 years as of December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022 and December 31, 2021, a weighted average discount rate of 6.11% and 5.09%, respectively, were applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized $23.3 million, $20.7 million and $13.4 million of lease expense, respectively, which included operating lease expenses associated with leases included in the lease liability and ROU asset on the consolidated balance sheets. In addition, for the years ended December 31, 2022, 2021 and 2020, the Company recognized expenses of $57.9 million, $35.1 million and $20.4 million, respectively, for cloud-based services and other lease costs related to data centers and $1.2 million, $1.2 million and $1.0 million, respectively, of lease expense related to short-term leases that are not included in the ROU asset or lease liability balances.

The maturity of the Company's lease liabilities associated with leases included in the lease liability and ROU asset were as follows as of December 31, 2022 (in thousands):

Fiscal Year		
2023	$	25,711
2024		22,224
2025		14,466
2026		12,007
2027		7,425
Thereafter		21,011
Total lease payments (undiscounted)		102,844
Less: imputed interest		(15,341)
Lease liabilities—total (discounted)	$	87,503

The Company also received rental income of $5.2 million, $4.4 million, and $3.7 million for real estate leases for which it subleases the property to a third party during the years ended December 31, 2022, 2021, and 2020, respectively. Rental income is included in other income in the consolidated statements of operations.

In addition to the lease liabilities included in these consolidated financial statements at December 31, 2022, during 2022, the Company entered into agreements for office space that have not commenced as of December 31, 2022, and is therefore, not included in the lease liability on the balance sheet. The Company has future commitments totaling $2.2 million with a weighted average term of 10.1 years.

As part of the April 30, 2021 acquisition of SpotX, the Company acquired finance leases related primarily to computer equipment and network hardware. These finance leases are included in lease liabilities - current portion for $0.3 million and $0.8 million as of December 31, 2022 and December 31, 2021, respectively, and lease liabilities, non-current in the amount of $0.3 million as of December 31, 2021. There were no amounts of lease liabilities, non-current as of December 31, 2022.

Note 16—Commitments and Contingencies

Commitments

The Company has commitments under non-cancelable operating leases for facilities, certain equipment, and its managed data center facilities (Note 15).

As of December 31, 2022 and 2021, the Company had $5.3 million and $5.1 million, respectively, of letters of credit associated with office leases available for borrowing, on which there were no outstanding borrowings as of either date.

In the normal course of business, the Company enters into non-cancelable contractual obligations with various parties, primarily related to software services agreements and data center providers that are not included in the Company's lease liability obligations and ROU assets. As of December 31, 2022, the Company's outstanding non-cancelable contractual obligations with a remaining term of one year or longer consist of the following (in thousands):

Fiscal Year		
2023	$	7,140
2024		6,859
2025		2,070
Total	$	16,069

Additionally, as of December 31, 2022, the Company has an agreement for third-party cloud-managed services containing commitments that are variable in nature. Under this agreement, the Company has a non-cancelable minimum spend commitment from July 2023 to June 2025 based on actual spend, as defined in the agreement, with the third-party provider from July 2022 to June 2023. The estimated non-cancelable minimum annual obligation is approximately $27 million in each twelve-month period (i.e., July 2023 to June 2024 and July 2024 to June 2025), based on spend in the six months ended December 31, 2022. Per the agreement, the commitment from July 2023 to June 2025 will generally increase as the amount of spend during the period from July 2022 to June 2023 increases. Because the Company expects to continue to spend under this agreement through June 2023, the Company also expects that the minimum future commitment will likely increase as a result of the higher level of spend.

Guarantees and Indemnification

The Company's agreements with sellers, buyers, and other third parties typically obligate the Company to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. Generally, these indemnity and defense obligations relate to the Company's own business operations, obligations, and acts or omissions. However, under some circumstances, the Company agrees to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations, and acts or omissions, or the business operations, obligations, and acts or omissions of third parties. For example, because the Company's business interposes the Company between buyers and sellers in various ways, buyers often require the Company to indemnify them against acts and omissions of sellers, and sellers often require the Company to indemnify them against acts and omissions of buyers. In addition, the Company's agreements with sellers, buyers, and other third parties typically include provisions limiting the Company's liability to the counterparty, and the counterparty's liability to the Company. These limits sometimes do not apply to certain liabilities, including indemnity obligations. These indemnity and limitation of liability provisions generally survive termination or expiration of the agreements in which they appear. The Company has also entered into indemnification agreements with its directors, executive officers and certain other officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No material demands have been made upon the Company to provide indemnification under such agreements and there are no claims that the Company is aware of that could have a material effect on the Company's consolidated financial statements.

Litigation

The Company and its subsidiaries may from time to time be parties to legal or regulatory proceedings, lawsuits and other claims incident to their business activities and to the Company's status as a public company. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of the Company's business, regulatory investigations or enforcement proceedings, and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to such matters as of December 31, 2022. However, based on management's knowledge as of December 31, 2022, management believes that the final resolution of these matters known at such

date, individually and in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

Employment Contracts

The Company has entered into severance agreements with certain employees and officers. The Company may be required to pay severance and accelerate the vesting of certain equity awards in the event of involuntary terminations.

Note 17—Debt

Long term debt as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
	(in thousands)	
Convertible Senior Notes	$ 400,000	$ 400,000
Less: Unamortized debt issuance cost	(7,355)	(9,643)
Net	392,645	390,357
Term Loan B Facility	354,600	358,200
Less: Unamortized discount and debt issuance cost	(20,888)	(24,934)
Net	333,712	333,266
Less: Current portion	(3,600)	(3,600)
Total non-current debt	$ 722,757	$ 720,023

Maturities of the principal amount of the Company's long-term debt as of December 31, 2022 are as follows (in thousands):

Fiscal Year	
2023	$ 3,600
2024	3,600
2025	3,600
2026	403,600
2027	3,600
Thereafter	336,600
Total (discounted)	$ 754,600

Amortization of the debt issuance cost and the discount associated with our indebtedness totaled $6.3 million and $4.5 million for the years ended December 31, 2022 and 2021, respectively. Amortization of debt issuance costs is computed using the effective interest method and is included in interest expense. In addition, amortization of deferred financing costs was $0.5 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively. Deferred financing costs are included in prepaid expenses and other current assets and other assets, non-current assets. Amortization of debt issuance cost and discount as well as amortization of deferred financing costs were immaterial for the year ended December 31, 2020.

Bank Loan

On September 25, 2020, the Company amended and restated its loan and security agreement with Silicon Valley Bank ("SVB") (the "Loan Agreement"), which was scheduled to expire on September 26, 2020. The Loan Agreement provides a senior secured revolving credit facility of up to the lesser of $60.0 million and 85% of eligible accounts receivable, with a maturity date of September 25, 2022. The Loan Agreement includes a letter of credit, foreign exchange and cash management facility with a sublimit up to $10.0 million. On April 30, 2021, the Company entered into the Credit Agreement. In connection with entering into the Credit Agreement, the Loan Agreement with SVB was terminated on April 30, 2021. As of the termination date, there were no amounts outstanding under the Loan Agreement.

Convertible Senior Notes and Capped Call Transactions

In March 2021, the Company issued $400.0 million aggregate principal amount of 0.25% convertible senior notes in a private placement, including $50.0 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment options of the initial purchasers (collectively, the "Convertible Senior Notes"). The Convertible Senior Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or converted. The total net proceeds from the offering, after deducting debt issuance costs paid by the Company, were approximately $388.6 million. The Company used approximately $39.0 million of the net proceeds from the offering to pay for the Capped Call Transactions (as described below).

The Convertible Senior Notes are senior, unsecured obligations and are (i) equal in right of payment with the existing and future senior, unsecured indebtedness; (ii) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated to the Convertible Senior Notes; (iii) effectively subordinated to the Company's existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness, including amounts outstanding under our Loan Agreement or our new Credit Agreement (see section below); and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent we are not a holder thereof) preferred equity, if any, of the Company's subsidiaries that do not guarantee the Convertible Senior Notes.

The Convertible Senior Notes accrue interest at 0.25% per annum payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021. The Convertible Senior Notes will mature on March 15, 2026 unless they are redeemed, repurchased or converted prior to such date. The Convertible Senior Notes are convertible at the option of holders only during certain periods and upon satisfaction of certain conditions.

Holders have the right to convert their notes (or any portion of a note in an authorized denomination), in the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021, if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (ii) during the five consecutive business days immediately after any ten consecutive trading day period (such ten consecutive trading day period, the "measurement period") in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company's common stock on such trading day and the conversion rate on such trading day; (iii) upon the occurrence of certain corporate events or distributions on the Company's common stock; (iv) if the Company calls such Convertible Senior Notes for redemption; and (v) on or after September 15, 2025, until the close of business on the second scheduled trading day immediately before the maturity date, holders of the Convertible Senior Notes may, at their option, convert all or a portion of their Convertible Senior Notes regardless of the foregoing conditions at any time from, and including, September 15, 2025 until the close of business on the second scheduled trading day immediately before the maturity date.

Upon conversion, the Convertible Senior Notes may be settled in shares of the Company's common stock, cash or a combination of cash and shares of the Company's common stock, at the Company's election. All conversions with a conversion date that occurs on or after September 15, 2025 will be settled using the same settlement method, and the Company will send notice of such settlement method to noteholders no later than the open of business on September 15, 2025.

The Company may not redeem the Convertible Senior Notes at their option at any time before March 20, 2024. Subject to the terms of the indenture agreement, the Company has the right, at its election, to redeem all, or any portion (subject to the partial redemption limitation) in an authorized denomination, of the Convertible Senior Notes, at any time, and from time to time, on a redemption date on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, for cash, but only if the "last reported sale price," as defined under the Offering Memorandum, per share of common stock exceeds 130% of the "conversion price" on (i) each of at least 20 trading days, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date we send such notice. In addition, calling any note for redemption will constitute a "make-whole fundamental change" (as defined below) with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption. If the Company elects to redeem less than all of the outstanding notes, then the redemption will not constitute a make-whole fundamental change with respect to the notes not called for redemption, and holders of the notes not called for redemption will not be entitled to an increased conversion rate for such notes as described above on account of the redemption, except to the limited extent described further below. No sinking fund is provided for the Convertible Senior Notes, which means that the Company is not required to redeem or retire the Convertible Senior Notes periodically.

If a fundamental change occurs, then each noteholder will have the right to require the Company to repurchase its notes (or any portion thereof in an authorized denomination) for cash on a date (the "fundamental change repurchase date") of the Company's choosing, which must be a business day that is no more than 45, nor less than 20, business days after the date the Company distributes the related fundamental change notice.

If an event of default, other than a reporting default remedied by special interest as defined in the indenture agreement, occurs with respect to the Company or any guarantor, then the principal amount of, and all accrued and unpaid interest on, all of the notes then outstanding will immediately become due and payable without any further action or notice by any person. If an event of default (other than a reporting event of default described above with respect to the Company or any guarantor and not solely with respect to a significant subsidiary of the Company's or a guarantor, other than the Company or such guarantor) occurs and is continuing, then, the trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of notes then outstanding, by written notice to the Company and the trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the notes then outstanding to become due and payable immediately.

The Convertible Senior Notes have an initial conversion rate of 15.6539 shares of common stock per $1,000 principal amount of the Convertible Senior Notes, which will be subject to customary anti-dilution adjustments in certain circumstances.

In connection with the pricing of the Convertible Senior Notes, the Company entered into privately negotiated capped call transactions with various financial institutions (the "Capped Call Transactions"). The Capped Call Transactions were entered into with third party broker-dealers to limit the potential dilution that would occur if the Company has to settle the conversion value in excess of the principal in shares. This exposure will be covered (i.e., the Company will receive as many shares as are required to be issued between the conversion price of $63.8818 and the maximum price of $91.2600). Any shares required to be issued by the Company over this amount would have net earnings per share dilution impact. By entering into the Capped Call Transactions, the Company expects to reduce the potential dilution to its common stock (or, in the event the conversion is settled in cash, to reduce its cash payment obligation) in the event that at the time of conversion its stock price exceeds the conversion price under the Convertible Senior Notes. The Company paid $39.0 million for the Capped Call Transactions, which was recorded as additional paid-in capital, using a portion of the gross proceeds from the sale of the Convertible Senior Notes. The cost of the Capped Call Transactions is not expected to be tax deductible as the Company did not elect to integrate the capped call into the Convertible Senior Notes for tax purposes. The cost of the Capped Call Transaction was recorded as a reduction of the Company's additional paid-in capital in the accompanying consolidated financial statements.

The Company incurred debt issuance costs of $11.4 million in March 2021. The Convertible Senior Notes are presented net of issuance costs on the Company's consolidated balance sheets. The debt issuance costs are amortized on an effective interest basis over the term of the Convertible Senior Notes and are included in interest expense and amortization of debt discount in the accompanying consolidated statements of operations. The following table sets forth interest expense related to the Convertible Senior Notes for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(in thousands, except interest rates)	
Contractual interest expense	$ 1,000	$ 786
Amortization of debt issuance costs	2,288	1,798
Total interest expense	$ 3,288	$ 2,584
Effective interest rate	0.82 %	0.82 %

Amortization expense for the Company's debt issuance costs related to the Convertible Senior notes for fiscal years 2023 through 2026 is as follows (in thousands):

Fiscal Year	Debt Issuance Costs
2023	$ 2,288
2024	2,288
2025	2,288
2026	491
Total	$ 7,355

Credit Agreement

On April 30, 2021, the Company entered into a credit agreement (the "Credit Agreement") with Goldman Sachs Bank USA as administrative agent and collateral agent, and other lender parties thereto. The Credit Agreement provides for a $360.0 million seven-year senior secured term loan facility ("Term Loan B Facility") and a $52.5 million senior secured revolving credit facility (the "Revolving Credit Facility"). As part of the Term Loan B Facility, the Company received $325 million in proceeds, net of discounts and fees, which were used to finance the SpotX Acquisition and related transactions, and for general corporate purposes. Loans, if any, under the Revolving Credit Facility are expected to be used for general corporate purposes. The obligations under the

Credit Agreement are secured by substantially all of the assets of the Company and those of its subsidiaries that are guarantors under the Credit Agreement.

Amounts outstanding under the Credit Agreement accrue interest at a rate equal to either, (1) for the Term Loan B Facility, at the Company's election, the Eurodollar Rate (as defined in the Credit Agreement) plus a margin of 5.00% per annum, or ABR (as defined in the Credit Agreement) plus a margin of 4.00%, and (2) for the Revolving Credit Facility, at the Company's election, the Eurodollar Rate plus a margin of 4.25% to 4.75%, or ABR plus a margin of 3.25% to 3.75%, in each case, depending on the Company's first lien net leverage ratio. As of December 31, 2022, the contractual interest rate related to the Term Loan B Facility was 9.33%.

The covenants of the Credit Agreement include customary negative covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens and make certain acquisitions, investments, asset dispositions and restricted payments. In addition, the Credit Agreement contains a financial covenant, tested on the last day of any fiscal quarter if utilization of the Revolving Credit Facility exceeds 35% of the total revolving commitments, that requires the Company to maintain a first lien net leverage ratio not greater than 3.25 to 1.00. As of December 31, 2022, the Company was in compliance with its debt covenants.

The Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Credit Agreement. The Credit Agreement calls for customary scheduled loan amortization payments of 0.25% of the initial principal balance payable quarterly (i.e. 1% in aggregate per year) as well as a provision that requires the Company to prepay the Term Loan B based on an annual calculation of cumulative free cash flow ("Excess Cash Flow") generated by the company as defined within the terms of the Agreement. The Company was not required to make any such mandatory prepayment required by the Excess Cash Flow provision for the period ended December 31, 2022. In addition, the Credit Agreement will mature in the event that any portion of the Convertible Senior Notes remains outstanding 91 days prior to the maturity date of the Convertible Senior Notes.

On June 28, 2021, the Company entered into an Incremental Assumption Agreement (the "Incremental Agreement") to the Credit Agreement. Pursuant to the terms of the Incremental Agreement, the Company's existing revolving credit facility under the Credit Agreement was increased by $12.5 million (the "Incremental Revolver"), and the letter of credit sublimit under the Credit Agreement was increased by $5.0 million. The Incremental Revolver bears the same interest rate as the existing revolving credit facility and has the same maturity date as the existing revolving credit facility. No other terms of the Credit Agreement were amended. As a result, amounts available under the Revolving Credit Facility were $65.0 million. At December 31, 2022, amounts available under the Revolving Credit Facility were $59.7 million, net of letters of credit outstanding in the amount of $5.3 million.

The following table summarizes the amount outstanding under the Term Loan B Facility as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(in thousands)	
Term Loan B Facility	$ 354,600	$ 358,200
Unamortized debt discounts	(8,158)	(9,738)
Unamortized debt issuance costs	(12,730)	(15,196)
Debt, net of debt discounts and issuance costs	$ 333,712	$ 333,266

The Company incurred debt issuance costs of $27.7 million in April 2021, of which $10.8 million were associated with debt discount netted against the proceeds and $16.9 million were associated with other deferred financing costs associated with the Term Loan B Facility. Debt outstanding under the Term Loan B Facility are presented net of issuance costs on the Company's consolidated balance sheets. The debt issuance costs are amortized on an effective interest basis over the term of the Term Loan B Facility and are included in interest expense and amortization of debt discount in the accompanying consolidated statements of operations.

The following table sets forth interest expense related to the Term Loan B Facility for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(in thousands. except interest rates)	
Contractual interest expense	24,322	14,074
Amortization of debt discount	1,580	1,062
Amortization of debt issuance costs	2,466	1,657
Total interest expense	28,368	16,793
Effective interest rate	7.95 %	7.00 %

Amortization expense for the Term Loan B Facility debt discount and debt issuance costs for fiscal years 2023 through 2028 is as follows (in thousands):

Fiscal Year	Debt Discount	Debt Issuance Costs
2023	$ 1,564	$ 2,441
2024	1,548	2,416
2025	1,532	2,391
2026	1,516	2,366
2027	1,500	2,341
Thereafter	498	775
Total	$ 8,158	$ 12,730

Note 18—Stockholders' Equity

In December 2021, the Board of Directors approved a repurchase program (the "2021 Repurchase Plan"), under which the Company was authorized to purchase up to $50.0 million of its common stock over the twelve month period commencing December 10, 2021. In November 2022, the Board of Directors approved an extension of the 2021 Repurchase Plan through December 15, 2023. Under the 2021 Repurchase Plan, 1,592,257 shares were purchased in open market purchases through December 31, 2022 for a total of approximately $21.7 million at an average of $13.61 per share. In February 2023, the 2021 Repurchase Plan was replaced by the 2023 Repurchase Plan (Note 20). For accounting purposes, common stock repurchases under our stock repurchase program are recorded based upon the purchase date of the applicable trade. Repurchased shares are accounted for as treasury stock in the consolidated balance sheets and have all been subsequently retired.

Note 19—Related Party Transactions

During the years ended December 31, 2022, 2021, and 2020, the Company did not have material transactions with its related parties or affiliates of its related parties requiring disclosure pursuant to the applicable rules of the Financial Accounting Standards Boards or the U.S. Securities and Exchange Commission.

Note 20—Subsequent Events

On January 1, 2023, the Company granted 6,429,784 restricted stock units, 129,870 stock options, and 456,092 performance stock units to the Company's employees. The options granted will vest over four years from grant date, with 25% vesting after one year and the remainder vesting monthly thereafter. The RSUs granted will vest over four years from issuance with 25% after one year, and the remainder vesting quarterly thereafter. Between 0% and 150% of the performance stock units will vest on the third anniversary of its grant date based on certain stock price performance metrics.

On January 19, 2023, the Company announced that it would be reducing its global workforce by approximately 6%. The reduction in force is primarily associated with the elimination of duplicative roles resulting from the integration of the Company's CTV platforms and the realization of acquisition operating cost synergies.

On February 16, 2023, the Company's Board of Directors approved a repurchase plan (the "2023 Repurchase Plan"), pursuant to which the Company is authorized to purchase up to an aggregate of $75.0 million of common stock or Convertible Senior Notes through February 16, 2025. The 2023 Repurchase Plan allows the Company to repurchase its common stock or Convertible Senior Notes using open market stock purchases, privately negotiated transactions, block trades or other means in accordance with U.S. securities laws. The number of shares or notes repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with working capital requirements, general business conditions, other opportunities that the Company may have for the use or investment of its capital and other factors. The repurchase program does not obligate the Company to repurchase any particular amount of common stock or notes and may be suspended, modified or discontinued at any time at the Company's discretion. The Company intends to finance the repurchase program through cash on hand.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives of ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures, and is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. There is no assurance that our disclosure controls and procedures will operate effectively under all circumstances. Based upon the evaluation described above, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act).

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022. Deloitte & Touche LLP has independently assessed the effectiveness of our internal control over financial reporting and its report is included under "Item 8. Financial Statements and Supplementary Data."

Inherent Limitations on Effectiveness of Controls

Management recognizes that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022, or the 2023 Proxy Statement, under the headings "Proposal 1—Election of Directors," "Delinquent Section 16(a) Reports," (if applicable) and "Corporate Governance" and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 will be included in the 2023 Proxy Statement under the headings "Executive Officers" and "Executive Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be included in the 2023 Proxy Statement under the heading "Common Stock Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included in the 2023 Proxy Statement under the headings "Certain Relationships and Related Person Transactions" and "Director Independence" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be included in the 2023 Proxy Statement under the heading "Proposal 2—Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) We have filed the following documents as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

2. Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown in the financial statements of the notes thereto.

3. Exhibits

EXHIBIT INDEX

Number	Description
2.1	Agreement and Plan of Merger, dated as of December 19, 2019, by and among The Rubicon Project, Inc., Madison Merger Corp., and Telaria, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 20, 2019).†
2.2	Stock Purchase Agreement, dated as of February 4, 2021, by and between Magnite, Inc., RTL US Holdings, Inc., and solely for certain sections therein, RTL Group S.A. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Commission on February 5, 2021).†
2.3	Amendment to Stock Purchase Agreement, dated as of April 30, 2021, by and among Magnite, Inc., RTL US Holding, Inc., and RTL Group S.A. (incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 10, 2021).
3.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2014).
3.2	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation of Magnite, Inc., dated June 30, 2020 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 10, 2020).
3.3	Fifth Amended and Restated Bylaws of Magnite, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on March 22, 2022).
3.3	Fourth Amended and Restated Bylaws of Magnite, Inc., dated June 30, 2020 (incorporated by reference to Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 10, 2020).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed with the Commission on February 25, 2021).
4.2	Indenture, dated as of March 18, 2021, between Magnite, Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A. as trustee (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed with the Commission on March 19, 2021).
4.3	Form of 0.25% Convertible Senior Notes due 2026 (included in Exhibit 4.2) (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed with the Commission on March 19, 2021).

10.1+	The Rubicon Project, Inc. 2007 Stock Incentive Plan and forms of agreements for employees thereunder (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1/A filed with the Commission on March 20, 2014).
10.2+	The Rubicon Project, Inc. 2014 Equity Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on April 8, 2016).
10.3+	Form of Stock Option Grant Notice and Award Agreement for Employees under The Rubicon Project, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2(B) to the Registrant's Annual Report on Form 10-K filed with the Commission on March 6, 2015).
10.4+	Form of Restricted Stock Unit Grant Notice and Award Agreement for Employees under The Rubicon Project, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2(C) to the Registrant's Annual Report on Form 10-K filed with the Commission on March 6, 2015).
10.5+	Form of Stock Option Grant Notice and Award Agreement for Non-Employee Directors under The Rubicon Project, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2(D) to the Registrant's Annual Report on Form 10-K filed with the Commission on March 6, 2015).
10.6+	Form of Restricted Stock Unit Grant Notice and Award Agreement for Non-Employee Directors under The Rubicon Project, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2(E) to the Registrant's Annual Report on Form 10-K filed with the Commission on March 6, 2015).
10.7+	The Rubicon Project, Inc. 2014 Employee Stock Purchase Plan, as amended and restated on July 26, 2018 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 7, 2018).
10.8+	The Rubicon Project, Inc. 2014 Inducement Grant Equity Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on April 8, 2016).
10.9+	Telaria, Inc. 2013 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to the Registrants' Registration Statement on Form S-8, dated April 9, 2020)
10.10+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1/A filed with the Commission on March 20, 2014).
10.11+	Form of Executive Severance and Vesting Acceleration Agreement by and between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.23 to the Registrants Form 10-K filed with the Commission on February 27, 2020).
10.12+	Executive Employment Agreement between the Registrant and Michael Barrett, dated March 16, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on March 22, 2017).
10.13+	Executive Severance and Vesting Acceleration Agreement between the Registrant and Michael Barrett, dated March 16, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on March 22, 2017).
10.14+	Executive Severance and Vesting Acceleration Agreement between the Registrant and Aaron Saltz, dated April 1, 2020 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 10, 2020).
10.15	Office Lease between BRE HH Property Owner LLC and Magnite, Inc., dated November 20, 2020 (incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K filed with the Commission on February 25, 2021).
10.16	Sublease between Zillow Group, Inc. and Magnite, Inc., dated September 21, 2021(incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K filed with the Commission on February 23, 2022).
10.17	Form of Capped Call Transaction Confirmation (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on March 19, 2021).
10.18	Credit Agreement, dated as of April 30, 2021, by and among Magnite, Inc., Goldman Sachs Bank USA, as administrative and collateral agent, and the other lender parties thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 10, 2021).
10.19	Registration Rights Agreement, dated as of April 30, 2021, by and between Magnite, Inc. and RTL US Holding, Inc (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 10, 2021).

10.20	Incremental Assumption Agreement dated as of June 28, 2021, relating to the Credit Agreement dated as of April 30, 2021, among Magnite, Inc., each Issuing Bank, the Swingline Lender, the other Lenders party thereto and Goldman Sachs Bank USA, as administrative agent and as collateral agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on July 2, 2021).
21.1*	List of Subsidiaries.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*(1)	Certification of the Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. of the Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.ins *	XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.sch *	XBRL Taxonomy Schema Linkbase Document
101.cal *	XBRL Taxonomy Calculation Linkbase Document
101.def *	XBRL Taxonomy Definition Linkbase Document
101.lab *	XBRL Taxonomy Label Linkbase Document
101.pre *	XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith

\+   Indicates a management contract or compensatory plan or arrangement

(1)   The information in this exhibit is furnished and deemed not filed with the Securities and Exchange Commission for purposes of Section 18 of the Exchange Act of 1934, as amended (the "Exchange Act"), and is not to be incorporated by reference into any filing of Magnite, Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNITE, INC.
(Registrant)

/s/ David Day

David Day
Chief Financial Officer
(Principal Financial Officer)

Date February 22, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Michael Barrett Michael Barrett	President, Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2023
/s/ David Day David Day	Chief Financial Officer (Principal Financial Officer)	February 22, 2023
/s/ Brian Gephart Brian Gephart	Chief Accounting Officer (Principal Accounting Officer)	February 22, 2023
/s/ Paul Caine Paul Caine	Director	February 22, 2023
/s/ Robert J. Frankenberg Robert J. Frankenberg	Director	February 22, 2023
/s/ Sarah P. Harden Sarah P. Harden	Director	February 22, 2023
/s/ Doug Knopper Doug Knopper	Director	February 22, 2023
/s/ Rachel Lam Rachel Lam	Director	February 22, 2023
/s/ David Pearson David Pearson	Director	February 22, 2023
/s/ James Rossman James Rossman	Director	February 22, 2023
/s/ Robert F. Spillane Robert F. Spillane	Director	February 22, 2023
/s/ Lisa L. Troe Lisa L. Troe	Director	February 22, 2023
/s/ Diane Yu Diane Yu	Director	February 22, 2023